02069137

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Marks and Spencer Group plc

*CURRENT ADDRESS Michael House
Baker Street
London W1U 8EP
United Kingdom

**FORMER NAME Marks & Spencer plc

PROCESSED
APR 24 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1961 FISCAL YEAR 12/31

*• Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: NM

DAT : 4/16/03

02 DEC 30 AM 8:30

EXHIBIT INDEX

MARKS AND SPENCER GROUP P.L.C.

Exhibit Number	**Description of Exhibit**

A. Regulatory press announcements

1. Announcement dated December 16, 2002 regarding Statement re Chairman
2. Announcement dated December 9, 20002 regarding Directorate Change
3. Announcement dated December 6, 2002 regarding Purchase of Own Securities
4. Announcement dated December 5, 2002 regarding Purchase of Own Securities
5. Announcement dated December 4, 2002 regarding Purchase of Own Securities
6. Announcement dated December 3, 2002 regarding Purchase of Own Securities
7. Announcement dated December 2, 2002 regarding Purchase of Own Securities
8. Announcement dated December 2, 2002 regarding Re Kings Contract
9. Announcement dated November 20, 2002 regarding Purchase of Own Securities
10. Announcement dated November 11, 2002 regarding Purchase of Own Securities
11. Announcement dated November 8, 2002 regarding Purchase of Own Securities
12. Announcement dated November 7, 2002 regarding Purchase of Own Securities

Exhibit Number	Description of Exhibit
13.	Announcement dated November 6, 2002 regarding Purchase of Own Securities
14.	Announcement dated November 5, 2002 regarding Interim Results
15.	Announcement dated October 8, 2002 regarding Trading Statement
16.	Announcement dated September 30, 2002 regarding Director Shareholding
17.	Announcement dated September 26, 2002 regarding Director Shareholding
18.	Announcement dated September 25, 2002 regarding Director Shareholding
19.	Announcement dated September 23, 2002 regarding Purchase of Own Securities
20.	Announcement dated September 20,2002 regarding Purchase of Own Securities
21.	Announcement dated September 4, 2002 regarding Purchase of Own Securities
22.	Announcement dated September 4, 2002 regarding Directorate Change
23.	Announcement dated September 3, 2002 regarding Purchase of Own Securities
24.	Announcement dated September 2, 2002 regarding Director Shareholding
25.	Announcement dated August 5, 2002 regarding Purchase of Own Securities
26.	Announcement dated August 5, 2002 regarding Second Price Monitoring Extension
27.	Announcement dated August 5, 2002 regarding Price Monitoring Extension
28.	Announcement dated July 30, 2002 regarding Director Shareholding
29.	Announcement dated July 29, 2002 regarding Purchase of Own Securities
30.	Announcement dated July 26, 2002 regarding Purchase of Own Securities
31.	Announcement dated July 25, 2002 regarding Purchase of Own Securities

Exhibit Number	Description of Exhibit
32.	Announcement dated July 24, 2002 regarding Purchase of Own Securities
33.	Announcement dated July 23, 2002 regarding Director Shareholding
34.	Announcement dated July 23, 2002 regarding Purchase of Own Securities
35.	Announcement dated July 22, 2002 regarding Director Shareholding
36.	Announcement dated July 22, 2002 regarding Disposal
37.	Announcement dated July 19, 2002 regarding Holding(s) in Company
38.	Announcement dated July 18, 2002 regarding Purchase of Own Securities
39.	Announcement dated July 17, 2002 regarding Purchase of Own Securities
40.	Announcement dated July 16, 2002 regarding Purchase of Own Securities
41.	Announcement dated July 15, 2002 regarding Purchase of Own Securities
42.	Announcement dated July 12, 2002 regarding Purchase of Own Securities
43.	Announcement dated July 12, 2002 regarding Director Shareholding
44.	Announcement dated July 10, 2002 regarding Directorate Change
45.	Announcement dated July 10, 2002 regarding 1st Quarter Trading Statement
46.	Announcement dated June 26, 2002 regarding Director Shareholding
47.	Announcement dated June 18, 2002 regarding Holding(s) in Company
48.	Announcement dated June 06, 2002 regarding Director Shareholding
49.	Announcement dated May 24, 2002 regarding Director Shareholding
50.	Announcement dated May 21, 2002 regarding Final Results-Replacement
51.	Announcement dated May 21, 2002 regarding Final Results
52.	Announcement dated May 10, 2002 regarding Director Shareholding
53.	Announcement dated April 10, 2002 regarding Trading Statement

Exhibit Number	**Description of Exhibit**
54.	Announcement dated April 8, 2002 regarding Director Shareholding
55.	Announcement dated April 5, 2002 regarding Statement re Trading Statement Date
56.	Announcement dated April 3, 2002 regarding Statement
57.	Announcement dated April 3, 2002 regarding Director Shareholding
58.	Announcement dated March 28, 2002 regarding Director Shareholding
59.	Announcement dated March 26, 2002 regarding Holding(s) in Company
60.	Announcement dated March 25, 2002 regarding Redemption of B Shares
61.	Announcement dated March 21, 2002 regarding Holding(s) in Company
62.	Announcement dated March 21, 2002 regarding Director Shareholding
63.	Announcement dated March 20, 2002 regarding Scheme
64.	Announcement dated March 19, 2002 regarding Additional Listing

Exhibit Number	Description of Exhibit
	B. Documents circulated to shareholders/otherwise published
65.	Listing Particulars dated January 29, 2002
66.	Trading Update dated April 10, 2002
67.	Preliminary Results dated May 21, 2002
68.	Annual Report dated June 6, 2002
69.	Annual Review dated June 6, 2002
70.	Notice of Annual General Meeting dated June 6, 2002
71.	First Quarter Trading Statement dated July 10, 2002
72.	Second Quarter Trading Statement dated October 7, 2002
73.	Interim Results dated November 5, 2002
C.	**Documents filed with the Registrar of Companies**
74.	Form 88(2)R filed December 3, 2002
75.	Form 88(2)R filed December 3, 2002
76.	Form 88(2)R filed November 20, 2002
77.	Form 88(2)R filed November 20, 2002
78.	Form 88(2)R filed November 20, 2002
79.	Form 88(2)R filed November 20, 2002
80.	Form 88(2)R filed November 20, 2002
81.	Group Accounts filed November 19, 2002
82.	Form 88(2)R filed November 15, 2002
83.	Form 88(2)R filed November 15, 2002
84.	Form 88(2)R filed November 15, 2002
85.	Form 88(2)R filed November 15, 2002

Exhibit Number	Description of Exhibit
86.	Form 88(2)R filed November 15, 2002
87.	Form 288b filed November 13, 2002
88.	Form 88(2)R filed November 8, 2002
89.	Form 88(2)R filed November 4, 2002
90.	Form 88(2)R filed November 4, 2002
91.	Form 88(2)R filed November 4, 2002
92.	Form 88(2)R filed October 26, 2002
93.	Form 88(2)R filed October 22, 2002
94.	Form 88(2)R filed October 22, 2002
95.	Form 88(2)R filed October 22, 2002
96.	Form 88(2)R filed October 7, 2002
97.	Form 88(2)R filed September 30, 2002
98.	Form 88(2)R filed September 24, 2002
99.	Form 88(2)R filed September 24, 2002
100.	Form 88(2)R filed September 24, 2002
101.	Form 88(2)R filed September 18, 2002
102.	Form 288a filed September 10, 2002
103.	Form 88(2)R filed September 6, 2002
104.	Form 88(2)R filed September 6, 2002
105.	Form 363s filed August 27, 2002
106.	Form 88(2)R filed August 20, 2002
107.	Form 88(2)R filed August 20, 2002

Exhibit Number	Description of Exhibit
108.	Form 88(2)R filed August 20, 2002
109.	Form 88(2)R filed August 13, 2002
110.	Form 288b filed July 26, 2002
111.	Resolution filed July 25, 2002
112.	Form 88(2)R filed July 24, 2002
113.	Form 88(2)R filed July 19, 2002
114.	Form 88(2)R filed July 2, 2002
115.	Form 88(2)R filed July 2, 2002
116.	Form 88(2)R filed July 2, 2002
117.	Form 88(2)R filed July 2, 2002
118.	Form 88(2)R filed June 18, 2002
119.	Form 88(2)R filed June 18, 2002
120.	Form 88(2)R filed June 18, 2002
121.	Form 88(2)R filed June 18, 2002
122.	Form 88(2)O filed May 23, 2002
123.	Form 353 filed April 25, 2002
124.	Form 88(2)R filed April 25, 2002
125.	Form 88(2)R filed April 25, 2002
126.	Form 88(2)R filed April 25, 2002
127.	Form 88(2)R filed April 25, 2002
128.	Form 288a filed April 22, 2002
129.	Form 88(2)R filed April 18, 2002

Exhibit Number	**Description of Exhibit**
130.	Form 88(2)R filed April 18, 2002
131.	Form 88(2)R filed April 18, 2002
132.	Form 88(2)R filed April 18, 2002
133.	Memorandum and Articles of Association filed March 28, 2002
134.	Resolution filed March 28, 2002
135.	Initial Accounts filed March 26, 2002
136.	Certificate filed March 22, 2002
137.	Court Order filed March 22, 2002
138.	Memorandum and Articles of Association filed March 19, 2002
139.	Resolution filed March 19, 2002
140.	Memorandum and Articles of Association filed March 12, 2002
141.	Resolution filed March 12, 2002
142.	Form 288a filed March 5, 2002
143.	Form 288a filed February 25, 2002
144.	Form 288a filed February 18, 2002
145.	Form 288a filed February 18, 2002
146.	Form 288a filed February 18, 2002
147.	Form 288a filed February 18, 2002
148.	Form 288a filed February 11, 2002
149.	Form 288a filed February 11, 2002
150.	Form 288a filed February 11, 2002
151.	Form 288a filed February 11, 2002

Exhibit Number	Description of Exhibit
152.	Form 288a filed February 11, 2002
153.	Form 288a filed February 11, 2002
154.	Form 225 filed February 4, 2002
155.	Prospectus filed February 5, 2002
156.	Form 288b filed January 30, 2002
157.	Form 288b filed January 30, 2002
158.	Resolution filed January 30, 2002
159.	Form 88(2)R filed January 28, 2002
160.	Form 88(2)R filed January 28, 2002
161.	Form 122 filed January 28, 2002
162.	Form 122 filed January 28, 2002
163.	Form 123 filed January 28, 2002
164.	Certificate filed January 24, 2002
165.	Form 43(3)e filed January 24, 2002
166.	Balance sheet filed January 24, 2002
167.	Auditors' statement filed January 24, 2002
168.	Auditors' report filed January 24, 2002
169.	Re-registration of Memorandum and Articles of Association filed January 24, 2002
170.	Form 43(3) filed January 24, 2002
171.	Resolution filed January 24, 2002
172.	Form 287 filed January 24, 2002
173.	Form 288b filed January 24, 2002

Exhibit Number	**Description of Exhibit**
174.	Memorandum and Articles of Association filed August 10, 2001
175.	Form 288b filed August 9, 2001
176.	Form 288b filed August 9, 2001
177.	Form 288b filed August 9, 2001
178.	Form 288b filed August 9, 2001
179.	Certificate filed August 7, 2001
180.	Incorporation documents filed July 23, 2001

(A)

(1)

Marks & Spencer Group PLC
16 December 2002

Issue date: 16 December 2002

LUC VANDEVELDE

Marks & Spencer announced on the 10 July that Luc Vandevelde's position as Chairman will move to a part-time basis from 1 January 2003, when 60% of his working time will be dedicated to the Company.

In addition to this role and in the balance of his time, Luc today announces his intention to launch a private equity fund, unconnected to Marks & Spencer. The Board is aware of his plans and has taken steps to satisfy itself that the activity Luc is undertaking is not in conflict with his role as Chairman of Marks & Spencer.

For further information:

Corporate Press office 020 7368 6166

Investor Relations 020 7268 4195/6594

2

Marks & Spencer Group PLC
09 December 2002

Monday 9 December 2002

VITTORIO RADICE TO DEVELOP HOME BUSINESS AT MARKS & SPENCER

Marks & Spencer has announced today that Vittorio Radice is to join the Board of Marks and Spencer Group plc. Mr Radice, who is currently CEO of Selfridges plc, is to be the Executive Director of the Company's Home business and will join the Company with effect from 3 March 2003.

'Vittorio is one of the most able retailers of his generation and I am delighted he has chosen to join the top team at Marks & Spencer', said Roger Holmes, CEO. 'His appointment shows how serious we are about developing our Home offer as part of our growth strategy. Vittorio will bring a new dimension to the Board and world class leadership to our Home business.'

For further information :

Corporate Press Office : 020 7268 6166 (Lisa Attenborough)
020 7268 1919

This information is provided by RNS
The company news service from the London Stock Exchange

(3)

Marks & Spencer Group PLC
06 December 2002

Marks & Spencer Group PLC

06 December 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 66,209 of its ordinary shares from Cazenove & Co. Ltd at a price of 337.5704p per share.

Enquiries

Tony Quinlan Marks & Spencer Group p.l.c. 020 7268 4195

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828

END

02 DEC 30 AM 8:30

02 DEC 30 AM 8:30

(4)

Marks & Spencer Group PLC
05 December 2002

Marks & Spencer Group PLC

05 December 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 500,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 335.5024p per share.

Enquiries

Tony Quinlan Marks & Spencer Group p.l.c. 020 7268 4195

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828

END

This information is provided by RNS
The company news service from the London Stock Exchange

5

Marks & Spencer Group PLC
04 December 2002

Marks & Spencer Group PLC

04 December 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 1,081,518 of its ordinary shares from Cazenove & Co. Ltd at a price of 332.6829p per share.

Enquiries

Tony Quinlan	Marks & Spencer Group p.l.c.	020 7268 4195
Duncan Hunter	Cazenove & Co. Ltd	020 7588 2828

END

This information is provided by RNS
The company news service from the London Stock Exchange

02 DEC 30 AM 8:41

(6)

Marks & Spencer Group PLC
03 December 2002

Marks & Spencer Group PLC

03 December 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 1,000,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 334.1072p per share.

Enquiries

Tony Quinlan Marks & Spencer Group p.l.c. 020 7268 4195

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828

END

(7)

Marks & Spencer Group PLC
02 December 2002

Marks & Spencer Group PLC
02 December 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 1,000,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 338.3322p per share.

Enquiries

Tony Quinlan	Marks & Spencer Group p.l.c.	020 7268 4195
Duncan Hunter	Cazenove & Co. Ltd	020 7588 2828

END

This information is provided by RNS
The company news service from the London Stock Exchange

02 DEC 30 AM 8:41

(8)

Marks & Spencer Group PLC
02 December 2002

Issued: Monday 2 December 2002

MARKS & SPENCER GROUP P.L.C.

'Marks & Spencer has terminated the sale contract with D'Agostino as the deadline for completion expired on 30 November. Marks & Spencer is now in the process of considering other options for the sale of Kings.'

For Media enquiries:

Chris Hunter-Ward   Corporate Press Office

T: 020 7268 1818   M: 07747 768827

Lisa Attenborough   Corporate Press Office

T: 020 7268 6166   M: 07796 937796

For Investor Relations:

Jeff Denton   Head of Corporate Finance

T: 020 7268 8878

(9)

Marks & Spencer Group PLC
20 November 2002

Marks & Spencer Group PLC

20 November 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 310,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 339.7419p per share.

Enquiries

Tony Quinlan Marks & Spencer Group p.l.c. 020 7268 4195

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828

END

This information is provided by RNS
The company news service from the London Stock Exchange

(10)

02 DEC 30 AM 8:41

Marks & Spencer Group PLC
11 November 2002

Marks & Spencer Group PLC

11 November 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 250,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 334.6769p per share.

Enquiries

Tony Quinlan	Marks & Spencer Group p.l.c.	020 7268 4195
Duncan Hunter	Cazenove & Co. Ltd	020 7588 2828

END

02 DEC 30 AM 8:41

(11)

Marks & Spencer Group PLC
08 November 2002

Marks & Spencer Group PLC

08 November 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 350,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 336.25p per share.

Enquiries

Tony Quinlan Marks & Spencer Group p.l.c. 020 7268 4195

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828

END

(12)

02 DEC 30 AM 8:41

Marks & Spencer Group PLC
07 November 2002

Marks & Spencer Group PLC

07 November 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 500,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 339.8919p per share.

Enquiries

Tony Quinlan Marks & Spencer Group p.l.c. 020 7268 4195

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828

END

02 DEC 30 AM 8:41

(13)

Marks & Spencer Group PLC
06 November 2002

Marks & Spencer Group PLC

06 November 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 1,000,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 345.67p per share.

Enquiries

Tony Quinlan	Marks & Spencer Group p.l.c.	020 7268 4195
Duncan Hunter	Cazenove & Co. Ltd	020 7588 2828

END

(14)

02 DEC 30 AM 8:41

Marks & Spencer Group PLC
05 November 2002

Marks and Spencer Group p.l.c.

Interim Results Announcement

26 weeks ended 28 September 2002

HIGHLIGHTS

- Group turnover* up 7.9% to £3,691.9m
- Group operating profit* up 41.1% to £305.8m
- Group profit before tax and exceptional items* up 29.8% to £287.0m
- Earnings per share up 60% to 8.5 pence per share
- Interim dividend of 4.0 pence per share, up 8.1%

* from continuing operations

Commenting on the results, Luc Vandevelde, Chairman said:

'I am pleased with the performance over the half year, which shows we are continuing to deliver on our promises.

We are now in a position where we have achieved four consecutive quarters of positive growth. This has translated into good half year results, which is a further indication that we have moved from securing, to sustaining the recovery. In light of this, I am pleased to declare an interim dividend of 4.0 pence per share, an increase of 8.1% on last year.

Looking forward, we are now focused on gaining market share in the core areas, particularly Clothing and Food and on building the foundations for future growth. However, we recognise that we are aiming to achieve this in a market we expect to become less buoyant. At the same time, we are coming up against challenging year-on-year comparisons.

As we go into the crucial Christmas period, we remain confident that we will continue to give our customers reasons to keep coming to us and buying more, by offering appealing products at great value within an improved store environment.'

Roger Holmes, Chief Executive said:

'The improvements we have made to date in Clothing, Food, Home and in our stores have been appreciated by our customers and are reflected in our performance. We are now delivering gains in market share across all three areas.

In Clothing, we have continued to improve the appeal, quality and fit of our merchandise as well as segmenting our ranges more clearly. The focus on key product areas together with recently developed categories, including per una and Blue Harbour, has been well received by our customers. The Clothing buying margin continues to benefit from the changes we made to the sourcing of merchandise. Opportunities remain to improve flexibility and speed to market.

In Food, a good sales performance has been driven by the high quality of our products and continued innovation. We are reaching more customers, opening three Simply Food stores in the period and are on track to deliver our target of 20 stores this year.

We have renewed a further 63 stores in the period. We now have 80% of UK Retail selling space in the renewed format, creating a brighter and more modern environment for our customers.

In Financial Services, we have taken the first steps to reinvigorate our Chargecard business with the recent launch of a pilot in South Wales for a combined credit and loyalty card.

Looking ahead, we remain dedicated to continuing the improvement in the shopping experience for our customers.'

OPERATING REVIEW

Group Summary

	2002	2001	% inc/ (dec)
	£m	£m	

Turnover - continuing operations			
Retailing			
UK Retail	3,193.7	2,916.3	9.5%
International Retail	331.6	331.6	-
	3,525.3	3,247.9	8.5%
Financial Services	166.6	174.8	(4.7%)
	3,691.9	3,422.7	7.9%
Operating profit - continuing operations			
Retailing			
UK Retail	236.0	147.4	60.1%
International Retail	19.3	19.0	1.6%
	255.3	166.4	53.4%
Financial Services	50.5	44.0	14.8%
Excess interest charged to cost of sales of Financial Services	-	6.3	
	305.8	216.7	41.1%
Profit before tax	285.3	213.3	33.8%
Earnings per share	8.4p	5.0p	68.0%
Adjusted earnings per share	8.5p	5.3p	60.4%

Retailing

UK Retail

Turnover (excluding VAT) was up 9.5% on last year at £3,193.7m. Including VAT, turnover was up 10.0% on last year, 8.8% on a like-for-like basis. The quarterly sales performance for the first half of the year is set out below:

	Q1	Q2	TOTAL
Actual increase on last year	%	%	%
Clothing (including footwear and gifts)	14.8	13.8	14.4
Home	5.9	15.1	10.0
Food	2.9	7.5	5.0
Total	9.1	11.1	10.0

Volumes for Clothing have increased by approximately 10%, with the balance of the sales increase being attributable to higher average selling prices, largely reflecting the mix of products sold. In Home, the increase in sales is largely volume related. Food inflation during the period was 0.5%. Total selling space remained broadly level at 12.2m sq. ft., but the weighted average footage for the period fell by 0.6%.

On a like-for-like basis, sales were as follows:

	Q1	Q2	TOTAL
Like-for-like increase on last year	%	%	%
Clothing and Home	12.7	13.2	13.0
Food	1.5	6.0	3.6
Total	7.7	10.0	8.8

These results reflect the progress we are making to recover the performance of the Clothing business by focusing on the appeal, quality and fit of our product. All areas of adult clothing achieved double digit sales increases and gained market share, with particular highlights being ladies' casualwear, Autograph and men's casualwear, helped by the Blue Harbour ranges.

In Lingerie, the focus on product and availability has meant that we have continued to make progress against last year, strengthening our position as the market leader.

The performance of Childrenswear was poor in the first half of the year, with insufficient product appeal in girlswear and a lack of availability in underwear and schoolwear at peak times. However, the strong response to the DB07, David Beckham, range which we launched in September gives us the confidence that we can grow this business when we get the product right.

We have continued to realise the gains from the actions taken to increase overseas production and consolidate our supply base. At the half year this delivered a further 1.8 percentage point improvement in the Clothing bought-in margin. However, as a result of excess commitment, the cost of mark-downs was broadly level with the same period last year. These arose within Womenswear, where we drove for high sales growth and improved availability, and in Childrenswear due to disappointing sales.

Distribution costs, which are included in cost of sales, increased marginally less than the rate of sales growth.

In Home, the performance of furniture in the first half was strong, helped by the Bank Holiday events around the Jubilee and at the end of August. Sales also benefited from the introduction of new products across the range, particularly within home accessories and bedding.

In Foods, we have outperformed the market in the second quarter, helped by the high quality of our products, continued innovation and strong, cohesive marketing. We continue to focus on extending the reach of our product, making

our food more accessible to more customers, particularly through the 'Simply Food' format. We have opened three stores in the first half, expect to open a further four by Christmas and plan to open 20 in total by the end of the financial year.

Operating costs increased by 5.4% over the same period last year. Within this, employee costs, which represent approximately half of total operating costs, increased by 4.7%. This was primarily as a result of the annual salary review of 3% and additional staffing for per una and Cafe Revive, which were rolled out during the second half of last year. Property, repair and renewal costs have increased by 9%, largely as a result of the sale and leaseback transaction entered into last year, which added £12.6m to rental costs in the first half. Depreciation was broadly level on the year. Other operating costs increased by 6.9%. This was largely due to increases in marketing costs, primarily due to TV advertising for Food, and IT expenditure to support business initiatives, including infrastructure costs for the relocation of the corporate head office next year.

We have renewed 63 stores during the period, including the addition of a further 29 Coffee shops, at a total cost of approximately £32m. This includes £7m of revenue costs which have been expensed. We have plans to renew a further 41 stores before Christmas at a cost of approximately £26m (including business unit schemes). In total, by Christmas we will have 236 stores trading in the modernised format, representing approximately 89% of UK Retail selling space.

UK capital expenditure for the period was approximately £165m. In addition to the expenditure on store renewal, this also includes £25m on new space, £27m on new selling initiatives and £48m on replacement capital expenditure.

International Retail

	At actual exchange rates			At constant exchange rates		
	2002	2001	% inc/	2002	2001	% inc/
	£m	£m	(dec)	£m	£m	(dec)
Turnover						
Retained businesses	182.4	167.6	8.8%	182.6	167.6	8.9%
Kings Super Markets	149.2	164.0	(9.0%)	157.0	164.0	(4.3%)
	331.6	331.6	-	339.6	331.6	2.4%
Operating profit						
Retained businesses	14.7	13.1	12.2%	14.7	13.1	12.2%
Kings Super Markets	4.6	5.9	(22.0%)	4.9	5.9	(16.9%)
	19.3	19.0	1.6%	19.6	19.0	3.2%

The results from continuing operations include sales and operating profits from Kings Super Markets as the planned disposal has not yet been completed, due to the buyer's financing taking longer than anticipated.

Turnover for the period in the retained businesses (Republic of Ireland, franchises and Hong Kong) increased by 8.8%.

Operating profit for the retained businesses increased by 12.2% to £14.7m, compared to £13.1m for the same period last year. Within this, the Republic of Ireland performed ahead of last year and we have also seen an improvement in the performance of our franchise business. In Hong Kong, actions taken last year to decrease footage in selected locations and reduce costs, together with a new pricing strategy, are beginning to deliver results.

Financial Services

	2002	2001	% inc/ (dec)
	£m	£m	
Operating profit			
Financial Services retailing activities	48.1	41.4	16.2%
MS Insurance	2.4	2.6	(7.7%)
	50.5	44.0	14.8%

Operating profit from Financial Services increased by £6.5m to £50.5m. The results of the captive insurance company were again affected by negative investment returns due to falls in the underlying markets. However, the Financial Services retailing activities increased operating profits by 16.2% to £48.1m. This was a result of improving returns from the core lending products and a programme of cost reduction which has generated savings of £6m compared with last year.

The proportion of retail sales made on the Chargecard has reduced slightly to approximately 18% for the period to September and the number of active accounts has decreased year-on-year by approximately 7%. However, with the average outstanding balance per customer continuing to rise, average customer borrowings have been higher than the same period last year leading to an overall increase in net income.

In September, we mailed Chargecard customers in South Wales with details of the new credit card and loyalty scheme. During the coming months this pilot will provide valuable learning prior to planned rollout next year. Total revenue

costs incurred for the pilot so far this year amount to £9m. Total project costs for this financial year are expected to be £25m and not the £35m previously indicated.

In personal lending, competitive forces remain strong and outstanding balances are down 6% year-on-year. Within this, incremental interest bearing personal loan advances for the first six months are in line with last year, but have been offset by a reduction in the amount of replacement business.

The introduction of a revised bad debt policy resulted in a one-off increase in bad debt charge in the second half of last year. As expected, the application of the new policy and the revised procedures associated with it, has resulted in a total bad debt charge in the first half which is broadly in line with historic levels.

In other areas, the amount of new unit trust investment has more than doubled year-on-year. However, the number of new policies in other product areas has fallen. During the period we withdrew the group stakeholder pension and mortgage protection products.

Discontinued operations

Last year, we closed the Continental European operations and sold Brooks Brothers. The results of these businesses up until the dates of closure or disposal are reported under discontinued operations.

Net interest expense

Net interest expense was £18.8m compared to net interest income of £4.4m for the same period last year. This arises as a result of the increase in debt following the capital restructuring of the Group at the end of last year. The average rate of interest on borrowings during the period was 5.8%.

Taxation

The tax charge reflects an effective tax rate of approximately 30% compared to 31.6% for the same period last year. This rate reflects the fact that the majority of our profits are subject to tax at the UK corporation tax rate of 30% and the minimal impact of timing and permanent differences.

Capital structure

During the period, 16,130,353 ordinary shares (representing 0.7% of the issued share capital) were purchased in the market at a total cost of £53.4m at an average price of 330.9p.

On 25 September 181,478,363 B shares were redeemed at par at a total cost of £127.0m. Following this redemption, 212,725,066 B shares remain in issue. The next opportunity for redemption is in March 2003.

At the end of the period, net debt was £2.0bn giving rise to retail gearing of 24.6%, with total gearing at 44.7%.

Earnings per share

Adjusted earnings per share has increased by over 60% to 8.5 pence per share. Approximately three quarters of this increase is due to the improved operating performance, with the balance attributable to the impact of the capital restructuring carried out at the end of last year.

Cash flow

The Group generated an operating cash inflow for the period of £422.5m. Within this, the cash inflow from retailing activities was £283.9m (last half year £296.7m) and the cash inflow from financial services activities was £138.6m (last half year £100.5m). Retail operating cash flow has declined due to an £87.0m increase in stock levels since the year end.

During the period, the Group acquired tangible fixed assets totalling £165.6m (last half year £146.9m). After taking into account the timing of payments, the cash outflow for capital expenditure was £129.9m (last half year £75.1m). Proceeds in the period are largely due to the sale of part of our Manchester store.

The cash outflow from acquisitions and disposals of £29.4m includes a repayment of £30.2m to the purchaser of Brooks Brothers for the difference between working capital at the date of the agreement and the date of completion, which was anticipated and provided for last year.

The overall cash inflow before funding of £38.9m has been partly used to fund the redemption of B shares in September, and the purchase of ordinary shares.

Updated guidance

- We anticipate Clothing mark-downs for the full year to be broadly level with last year.
- The combined credit and loyalty card will add approximately £25m to operating costs this year compared to the original estimate of £35m due to the phasing of the work on the infrastructure.
- The impact of a national rollout of the combined credit and loyalty card would be to reduce profits by around £60m for the financial year 2003/04, compared to the £25m this year. This is a provisional number and we will update it as we obtain further details from the pilot.

For further information, please contact:

Media enquiries:

Marks & Spencer Corporate Press Office: 020 7396 3553/3549 (until 2pm)

020 7268 1919

Broadcast enquiries:

Cheryl Kuczynski 07831 829880

Stuart Bruseth 07974 982494

Photography:

Photography available from:

www.newscast.co.uk

or

www.marksandspencer.com/mediacentre

Analyst enquiries:

Tony Quinlan 020 7268 4195

Nick Jones 020 7268 6594

To see video interviews with Luc Vandevelde, Chairman, Roger Holmes, Chief Executive, and Alison Reed, Chief Financial Officer, please go to:

www.marksandspencer.com/thecompany

or

www.cantos.com

Consolidated profit and loss account

	Notes	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Turnover				
Continuing operations		3,691.9	3,422.7	7,619.4
Discontinued operations		-	315.5	516.0
Total turnover	2	3,691.9	3,738.2	8,135.4
Operating profit				
Continuing operations		305.8	216.7	629.1
Discontinued operations:				
Continental European operations		-	26.4	42.5
Less provision made in 2001		-	(26.4)	(42.5)
Other discontinued operations		-	(0.8)	14.7
Total operating profit	3	305.8	215.9	643.8
Profit / (loss) on sale of property and other fixed assets	5A	(0.2)	(7.0)	41.2
Loss on sale / termination of operations:	5B			
Loss arising on sale / termination		(2.9)	(3.1)	(102.8)
Less provision made in 2001		1.4	3.1	104.3
		(1.5)	-	1.5
Goodwill previously written off		-	-	(368.2)
Net loss on sale / termination of operations		(1.5)	-	(366.7)
Net interest (expense) / income	4	(18.8)	4.4	17.6
Profit on ordinary activities before taxation		285.3	213.3	335.9
Taxation on ordinary activities	6	(86.1)	(67.5)	(182.5)
Profit on ordinary activities after taxation		199.2	145.8	153.4
Minority interests (all equity)		(0.2)	(1.6)	(0.4)
Profit attributable to shareholders		199.0	144.2	153.0
Dividends (including dividends in respect of non-equity shares)	8	(96.4)	(105.2)	(238.9)
Retained profit / (loss) for the period		102.6	39.0	(85.9)
Earnings per share	7	8.4p	5.0p	5.4p
Diluted earnings per share	7	8.3p	5.0p	5.4p
Adjusted earnings per share	7	8.5p	5.3p	16.3p

Diluted adjusted earnings per share	7	8.4p	5.3p	16.2p
Dividend per share	8	4.0p	3.7p	9.5p

Consolidated statement of total recognised gains and losses

	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Profit attributable to shareholders	199.0	144.2	153.0
Exchange differences on foreign currency translation	8.7	(1.2)	0.1
Unrealised surpluses on revaluation of investment properties*	-	-	0.5
Total recognised gains and losses relating to the period	207.7	143.0	153.6

* revalued annually in March

Consolidated balance sheet

	As at 28 Sept 2002 £m	As at 29 Sept 2001 £m	As at 30 March 2002 £m
Fixed assets			
Tangible assets	3,383.9	4,016.1	3,381.2
Investments	37.5	59.6	50.3
	3,421.4	4,075.7	3,431.5
Current assets			
Stock	411.0	462.8	325.3
Debtors	2,581.3	2,642.1	2,619.3
Cash and investments	399.5	605.6	816.1
	3,391.8	3,710.5	3,760.7
Current liabilities			
Creditors : amounts falling due within one year	(1,484.1)	(1,930.7)	(1,750.8)
Net current assets	1,907.7	1,779.8	2,009.9
Total assets less current liabilities	5,329.1	5,855.5	5,441.4
Creditors : amounts falling due after more than one year	(2,112.5)	(932.4)	(2,156.3)
Provisions for liabilities and charges	(197.7)	(351.9)	(203.8)
Net assets	3,018.9	4,571.2	3,081.3
Capital and reserves			
Called up share capital	722.2	711.9	852.7
Share premium account	8.7	378.1	2.8
Revaluation reserve	383.2	453.3	387.3
Capital redemption reserve	1,849.0	8.0	1,717.9
Other reserve	(6,542.2)	-	(6,542.2)
Profit and loss account	6,597.4	3,003.2	6,662.4
Shareholders' funds (including non-equity interests)	3,018.3	4,554.5	3,080.9
Minority interests (all equity)	0.6	16.7	0.4
Total capital employed	3,018.9	4,571.2	3,081.3

Reconciliation of movement in shareholders' funds

	As at 28 Sept 2002 £m	As at 29 Sept 2001 £m	As at 30 March 2002 £m
Profit attributable to shareholders	199.0	144.2	153.0
Dividends	(96.4)	(105.2)	(238.9)
	102.6	39.0	(85.9)
Other recognised gains and losses relating to the period	8.7	(1.2)	0.6
Issue / redemption expenses	-	-	(9.3)
New share capital subscribed	6.5	2.9	8.9
Amounts added to the profit and loss account in respect of shares issued to the QUEST	-	-	2.5
Redemption of B shares	(127.0)	-	(1,717.9)
Purchase of own shares	(53.4)	(52.0)	(52.0)
Goodwill transferred to the profit and loss account in respect of the closure of businesses	-	-	368.2
Net movement in shareholders' funds	(62.6)	(11.3)	(1,484.9)
Shareholders' funds at beginning of the period	3,080.9	4,565.8	4,565.8
Shareholders' funds at end of the period	3,018.3	4,554.5	3,080.9

Consolidated cash flow statement

		26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Operating activities				
Operating profit		305.8	215.9	643.8
Utilisation of provision against European trading losses		-	(26.4)	(42.5)
Depreciation		117.9	133.7	249.6
Decrease in working capital	9A	7.8	89.5	272.8
Net cash inflow before exceptional items		431.5	412.7	1,123.7
Exceptional operating cash outflow		(9.0)	(15.5)	(30.0)
Cash inflow from operating activities		422.5	397.2	1,093.7
Dividend received from joint venture		8.0	-	-
Returns on investments and servicing of finance		(16.3)	6.9	36.8
Taxation		(99.7)	(56.2)	(179.4)
Capital expenditure and financial investment	9B	(107.8)	(24.6)	176.0
Acquisitions and disposals	9C	(29.4)	11.5	261.6
Equity and non-equity dividends paid		(138.4)	(152.0)	(256.7)
Cash inflow before management of liquid resources		38.9	182.8	1,132.0
Management of liquid resources		(28.9)	(271.1)	(29.1)
Financing	9D	(597.7)	55.1	(730.2)
Increase / (decrease) in cash		(587.7)	(33.2)	372.7

Reconciliation of net cash flow to movement in net debt

	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Increase / (decrease) in cash	(587.7)	(33.2)	372.7
Cash outflow from increase in liquid resources	28.9	271.1	29.1
Cash outflow / (inflow) from decrease / (increase) in debt financing	423.8	(101.7)	(1,031.7)
Exchange movements	(1.6)	(0.7)	0.7
Movement in net debt	(136.6)	135.5	(629.2)
Net debt at beginning of the period	(1,907.0)	(1,277.8)	(1,277.8)
Net debt at end of the period	(2,043.6)	(1,142.3)	(1,907.0)

Notes to the interim statement

1. Basis of preparation

The results for the first half of the financial year have not been audited and are prepared on the basis of the accounting policies set out in the Group's 2002 Annual Report and Financial Statements. The summary of results for the year ended 30 March 2002 does not constitute the full financial statements within the meaning of s240 of the Companies Act 1985. The full financial statements for that year have been reported on by the Group's auditors and delivered to the Registrar of Companies. The audit report was unqualified and did not contain a statement under s237(2) or s237(3) of the Companies Act 1985.

2. Turnover

Turnover (excluding sales taxes for international operations) is analysed as follows:-

	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Continuing operations:-			
UK Retail (incl. VAT)			
Clothing, Footwear and Gifts	1,852.3	1,619.5	3,773.4
Home	179.7	163.5	373.3
Foods	1,488.0	1,417.3	3,093.5
	3,520.0	3,200.3	7,240.2
Less : United Kingdom VAT	(326.3)	(284.0)	(665.0)
	3,193.7	2,916.3	6,575.2
International Retail			
Retained businesses (1)	182.4	167.6	364.7
Kings Super Markets	149.2	164.0	328.7
	331.6	331.6	693.4
Total Retailing	3,525.3	3,247.9	7,268.6
Financial Services (UK)	166.6	174.8	350.8
Total continuing operations	3,691.9	3,422.7	7,619.4
Discontinued operations:-			
Continental Europe	-	116.0	170.2
The Americas	-	199.5	345.8
Total discontinued operations	-	315.5	516.0
Total turnover	3,691.9	3,738.2	8,135.4
Turnover from continuing operations is analysed as follows:-			
United Kingdom	3,360.3	3,091.1	6,926.0
International	331.6	331.6	693.4
Total turnover	3,691.9	3,422.7	7,619.4

(1) Retained businesses within International Retail consists of Republic of Ireland, Hong Kong and franchise operations. The value of goods exported from the UK, including shipments to overseas subsidiaries, amounted to £132.3m (last half year £170.6m).

3. Operating profit

Operating profit arises as follows:-

	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Continuing operations:-			
UK Retail	236.0	147.4	505.2
International Retail			
Retained businesses	14.7	13.1	20.7
Kings Super Markets	4.6	5.9	12.6
	19.3	19.0	33.3
Total Retailing	255.3	166.4	538.5
Financial Services	50.5	44.0	84.2
Segmental operating profit from continuing operations	305.8	210.4	622.7
Add : excess interest charged to cost of sales of Financial Services	-	6.3	6.4
Operating profit from continuing operations	305.8	216.7	629.1
Discontinued operations:-			
Continental Europe	-	26.4	42.5
Less provision made in 2001	-	(26.4)	(42.5)
	-	-	-
The Americas			
Brooks Brothers (incl. Japan)	-	(0.8)	14.9
Corporate expenses	-	-	(0.2)
	-	(0.8)	14.7
Operating profit from discontinued operations	-	(0.8)	14.7
Total operating profit	305.8	215.9	643.8

Geographical analysis of segmental operating profit from continuing operations:-

United Kingdom	286.5	191.4	589.4
International	19.3	19.0	33.3
	305.8	210.4	622.7

4. Interest charged to cost of sales

Financial Services operating profit is stated after charging £44.8m (last half year £53.9m) of interest to cost of sales. This interest represents the cost of funding the Financial Services business as a separate segment, including both intra group interest and third party funding. The amount of third party interest payable by the Group during the half year was £71.2m (last half year £47.6m). This half year, third party interest payable exceeds the amount charged to cost of sales of Financial Services, and there is therefore no requirement to adjust total operating profit. Last half year, there was an excess of £6.3m of third party interest payable, which was added back to total operating profit.

5. Exceptional items

A. Profit / (loss) on sale of property and other fixed assets

	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Profit on sale and leaseback	-	-	50.0
Other asset disposals (1)	(0.2)	(7.0)	(8.8)
Profit / (loss) on sale of property and other fixed assets	(0.2)	(7.0)	41.2

(1) Other asset disposals mainly relate to the disposal of UK stores.

B. Loss on sale / termination of operations

	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Loss on sale / termination	(2.9)	(3.1)	(102.8)
Goodwill previously written off	-	-	(368.2)
	(2.9)	(3.1)	(471.0)
Less provision made in 2001	1.4	3.1	104.3
Loss on sale / termination of operations	(1.5)	-	(366.7)

The loss on sale / termination of operations in the current year is analysed as follows:-

	Continental Europe £m	Brooks Brothers £m	Total £m
Net closure costs	(1.4)	(1.5)	(2.9)
Less provision made in 2001	1.4	-	1.4
Loss on sale / termination of operations	-	(1.5)	(1.5)

6. Taxation

The taxation charge for the 26 weeks ended 28 September 2002 is based on an estimated effective tax rate of 30% for the full year. Included in the tax charge for the year ended 30 March 2002 is a credit of £13.2m which is attributable to exceptional charges.

7. Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax, minority interest and non-equity dividends of £194.4m (last half year £144.2m), and on 2,302,949,000 ordinary shares (last half year 2,865,234,000), being the weighted average number of ordinary shares in issue during the period ended 28 September 2002. The weighted average number of shares used in the calculation of fully diluted earnings per ordinary share is 2,337,510,000 (last half year 2,880,103,000).

An adjusted earnings per share figure has been calculated in addition to the earnings per share required by FRS 14 and is based on earnings excluding the effect of exceptional items. It has been calculated to allow the shareholders to gain a clearer understanding of the trading performance of the Group.

Details of the adjusted earnings per share are set out below:-

	26 weeks ended 28 Sept 2002	26 weeks ended 29 Sept 2001	Year ended 30 March 2002
Earnings per share	8.4p	5.0p	5.4p
Loss / (profit) on sale of property and other fixed assets	-	0.3p	(1.5)p
Loss on sale / termination of operations	0.1p	-	12.4p
Adjusted earnings per share	8.5p	5.3p	16.3p

8. Dividend

	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Dividends on equity shares:			
Ordinary - Interim dividend of 4.0p per share (last half year 3.7p per share)	91.8	105.2	105.2
Ordinary - Final dividend of 5.8p per share last year	-	-	133.7
	91.8	105.2	238.9
Dividends on non-equity shares:			
B Share dividend at 3.32%	4.6	-	-
	96.4	105.2	238.9

The Directors have approved an interim dividend of 4.0p per share (last half year 3.7p per share). This results in an interim dividend of £91.8m (last half year £105.2m) which will be paid on 10 January 2003 to shareholders whose names are on the Register of Members at the close of business on 15 November 2002. The ordinary shares will be quoted ex dividend on 13 November 2002. Shareholders may choose to take this dividend in shares or in cash.

9. Analysis of cash flow given in the cash flow statement

	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
A. Decrease in working capital			
(Increase) / decrease in stocks	(87.0)	6.5	66.2
Decrease in customer advances	57.3	21.3	76.2
Increase in creditors	7.9	56.1	174.9
Other working capital movements	29.6	5.6	(44.5)
	7.8	89.5	272.8
B. Capital expenditure and financial investment			
Purchase of tangible fixed assets	(129.9)	(75.1)	(285.7)
Sale of tangible fixed assets	20.5	51.7	455.6
Net purchase of fixed asset investments	1.6	(1.2)	6.1
	(107.8)	(24.6)	176.0
C. Acquisitions and disposals			
Closure of operations	(1.4)	11.5	122.2
Sale of subsidiaries	(30.2)	-	139.4
Repayment of loan by joint venture	2.2	-	-
	(29.4)	11.5	261.6
D. Financing			
Debt financing as shown in movement of net debt	(423.8)	101.7	1,031.7
Purchase of own shares	(53.4)	(49.3)	(52.0)
Redemption of B shares	(127.0)	-	(1,717.9)
Issue / redemption expenses	-	-	(9.3)
Shares issued under employees' share schemes	6.5	2.7	17.3
	(597.7)	55.1	(730.2)

10. Date of approval

The interim financial statements for the 26 weeks to 28 September 2002 were approved by the Board on 4 November 2002.

15

02 DEC 30 AM 8:41

Marks & Spencer Group PLC
08 October 2002

MARKS AND SPENCER GROUP P.L.C.

Q2 TRADING STATEMENT

Monday 7th October, 2002

UK Trading:

UK sales (including VAT) for the 12-week period to 28th September 2002 and the 26-week half-year period to the same date were:

	12 weeks to 28th September % on Last Year		26 weeks to 28th September % on Last Year	
	Actual	Like-for-like	Actual	Like-for-like
Clothing, Footwear & Gifts	+13.8		+14.4	
Home	+15.1		+10.0	
General	+13.9	+13.2	+14.0	+13.0
Food	+7.5	+6.0	+5.0	+3.6
Total	+11.1	+10.0	+10.0	+8.8

Sales improved in all adult clothing areas over the comparative quarter last year, with double-digit growth being achieved in womenswear, menswear and lingerie, resulting in an increase in overall market share.

The quarter 2 performance incorporates the first five weeks of Autumn trading. Sales growth in clothing during September was less than the levels seen in July and August as we started to come up against our own tougher comparatives and as High Street conditions were less buoyant impacted by the unseasonable weather.

The planned improvement in the first-half clothing gross margin was delivered. Stronger than budgeted gains in the primary margin were partly offset by higher than budgeted mark-down costs, which were broadly level with last year. These resulted from a disappointing performance in childrenswear, despite a strong launch of the Beckham ranges in September, together with over-commitment within womenswear, where we chased sales strongly in the Spring/Summer season during a crucial recovery phase.

Home sales benefited this quarter from a strong August Bank Holiday furniture event.

Our share of the food market has increased, helped by the high quality of our products, continued innovation and strong, cohesive marketing. Food inflation was negligible over the quarter.

Commenting on the Trading Statement, Roger Holmes, Chief Executive, said:

'I am very pleased with these results, albeit delivered against our own weak comparatives and in buoyant High Street conditions. The improvements made to date in clothing appeal, store ambience, food innovation and home product have been appreciated by our customers and are delivering results. We expect high street conditions to normalise as the year progresses but we know we can do even more to create a better shopping experience for our customers and to recover lost ground.'

The Interim Results will be announced on Tuesday, 5th November.

For further information, please contact:

Corporate Press Office: 020 7268 1919

Investor Relations: 020 7268 4195/6594

For photography, please visit the Image Library at:

http://www.marksandspencer.com/mediacentre

This information is provided by RNS
The company news service from the London Stock Exchange

02 DEC 30 AM 8:41

16

Marks & Spencer Group PLC
30 September 2002

30 September 2002

Dealing by Director

We have received confirmation today that on 25 September 2002 David Norgrove redeemed 8,247 B Shares at a price of 70p per share. The shares were held in a number of PEPs and ISAs by himself and his wife.

PAT BEARD

020 7268 6499

This information is provided by RNS
The company news service from the London Stock Exchange

02 DEC 30 AM 8:52

(17)

Marks & Spencer Group PLC
26 September 2002

26 September 2002

Dealing by Directors

We have received confirmation today of the following dealings by directors:

- On 25 September 2002 Alison Clare Reed redeemed 1,951 B shares at a price of 70p per share. The shares were registered in her own name. Following this notification, she holds no B Shares in her own name but does hold 2,474 B Shares in the Delayed Profit Sharing Scheme.
- On 25 September 2002 David Norgrove redeemed 5,959 B shares at a price of 70p per share. The shares were registered in the name of David Ronald Norgrove and Jennifer Daphne Norgrove. Following this notification, he holds 2,886 B Shares in the Delayed Profit Sharing Scheme and 8,247 B Shares in various PEPs.
- On 25 September 2002 Alison Clare Reed acquired 4 shares at a price of 330.25p following reinvestment of the tax credit in a PEP. The shares were registered in the name of Marks & Spencer Savings & Investments Limited. Following this notification, she holds 83,338 Ordinary Shares.

PAT BEARD

020 7268 6499

(18)

Marks & Spencer Group PLC
25 September 2002

25 September 2002

Dealing by Directors

We have received confirmation today that the following directors have redeemed B Shares at a price of 70p per share:

Director	Number of B Shares redeemed	Number of B Shares held following notification
JOHN KEVIN LOMAX	20,000	0
DAVID NORGROVE	2,757	0

PAT BEARD

020 7268 6499

This information is provided by RNS
The company news service from the London Stock Exchange

02 DEC 30 AM 8:53

(19)

uk-wire.com **The Ultimate Company Announcement Service**

Marks & Spencer Group PLC
23 September 2002

Marks & Spencer Group PLC

23 September 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 1,000,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 333.6465p per share.

Enquiries

Tony Quinlan Marks & Spencer Group p.l.c. 020 7268 4195

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828

END

This information is provided by RNS
The company news service from the London Stock Exchange

02 DEC 30 AM 8:58

(20)

Marks & Spencer Group PLC
20 September 2002

Marks & Spencer Group PLC

20 September 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 1,000,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 336.06p per share.

Enquiries

Tony Quinlan	Marks & Spencer Group p.l.c.	020 7268 4195
Duncan Hunter	Cazenove & Co. Ltd	020 7588 2828

END

This information is provided by RNS
The company news service from the London Stock Exchange

02 DEC 30 AM 8:53

(21)

Marks & Spencer Group PLC
04 September 2002

Marks & Spencer Group PLC

04 September 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 150,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 335p per share.

Enquiries

Tony Quinlan	Marks & Spencer Group p.l.c.	020 7268 4195
Duncan Hunter	Cazenove & Co. Ltd	020 7588 2828

END

(22)

Marks & Spencer Group PLC
04 September 2002

m press release

Issued: 4 September 2002

TONY BALL TO STEP DOWN FROM MARKS & SPENCER BOARD

Marks and Spencer Group plc is announcing today that Non-Executive Director Tony Ball, is stepping down from the Board as of 4 September 2002. Mr Ball, who is Chief Executive and Managing Director of BSkyB Group plc, leaves to concentrate on his other business interests.

'I am extremely grateful to Tony for his contribution to the Company over the last two years. He brought valuable insights to the business', said Chairman, Luc Vandevelde.

'I am pleased that I was able to play a part in Marks and Spencer's turnaround. I now plan to focus my attention on other areas of my business life', said Tony Ball.

Ends.

For further information, please contact:

Sue Sadler Corporate Press Office 020 7268 8642

This information is provided by RNS
The company news service from the London Stock Exchange

BOAZGGGLKDVGZZM

02 DEC 30 AM 8:5

(23)

Marks & Spencer Group PLC
03 September 2002

Marks & Spencer Group PLC

03 September 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 235,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 334.7872p per share.

Enquiries

Tony Quinlan Marks & Spencer Group p.l.c. 020 7268 4195

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828

END

Marks & Spencer Group PLC
02 September 2002

2 September 2002

DIRECTOR SHAREHOLDING

This is to confirm that Justin King, who was appointed a Director of Marks and Spencer Group plc on 1 September 2002, holds shares in the Company as follows:

REGISTERED NAME	SHARES HELD
Justin King	14,964
Justin King - Share Matching Plan	9,097
Barclays Stockbrokers - PEP	707
Total holding	24,768

In addition, Justin holds Executive Share Options over 514,288 shares and a matching award of up to 37,907 shares under the Executive Share Matching Plan.

PAT BEARD
020 7268 6499

02 DEC 30 AM 8:53

(20)

Marks & Spencer Group PLC
05 August 2002

Marks & Spencer Group PLC

05 August 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 500,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 315.5p per share.

Enquiries

Tony Quinlan Marks & Spencer Group p.l.c. 020 7268 4195

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828

END

This information is provided by RNS
The company news service from the London Stock Exchange

The Ultimate Company Announcement Service

(26)

Marks & Spencer Group PLC
05 August 2002

A second Price Monitoring Extension has been activated in this security.

The Ultimate Company Announcement Service

(27)

Marks & Spencer Group PLC
05 August 2002

A Price Monitoring Extension has been activated in this security.

02 DEC 30 AM 8:58

(28)

Marks & Spencer Group PLC
30 July 2002

30 July 2002

Dealing by Directors

It has been confirmed today that on 26 July 2002 the following directors purchased shares at a price of 316.56p per share registered in their own name:

Director	Number of ordinary shares purchased	Total number of ordinary shares held following notification
LUC VANDEVELDE	47,068	880,686
ROGER HOLMES	27,246	200,834
DAVID NORGROVE	17,190	38,554
LAUREL POWERS-FREELING	6,317	9,553
ALISON REED	18,442	83,334

These shares have been purchased under the Executive Share Matching Plan which was approved by Shareholders at the Annual General Meeting held on 10 July 2002. In return for investing a proportion of their annual bonus in shares, participants have the opportunity of receiving a matching award of shares after three years, providing they have retained their initial investment and are still employed by the company. The maximum number of matching shares which may be awarded if the performance targets are met in full is:

Director	Maximum number of shares that may be awarded
LUC VANDEVELDE	178,788
ROGER HOLMES	113,525
DAVID NORGROVE	71,625
LAUREL POWERS-FREELING	26,324
ALISON REED	76,841

PAT BEARD
020 7268 6499

This information is provided by RNS
The company news service from the London Stock Exchange

(29)

Marks & Spencer Group PLC
29 July 2002

Marks & Spencer Group PLC

29 July 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 140,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 318.2729p per share.

Enquiries

Tony Quinlan Marks & Spencer Group p.l.c. 020 7268 4195

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828

END

This information is provided by RNS
The company news service from the London Stock Exchange

The Ultimate Company Announcement Service

02 DEC 30 AM 8:59

30

Marks & Spencer Group PLC
26 July 2002

Marks & Spencer Group PLC

26 July 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 905,353 of its ordinary shares from Cazenove & Co. Ltd at a price of 316.56p per share.

Enquiries

Tony Quinlan Marks & Spencer Group p.l.c. 020 7268 4195

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828

END

This information is provided by RNS
The company news service from the London Stock Exchange

02 DEC 30 AM 8:59

(31)

uk-wire.com **The Ultimate Company Announcement Service**

Marks & Spencer Group PLC
25 July 2002

Marks & Spencer Group PLC

25 July 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 2,000,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 318.6282p per share.

Enquiries

Tony Quinlan Marks & Spencer Group p.l.c. 020 7268 4195

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828

END

This information is provided by RNS
The company news service from the London Stock Exchange

02 DEC 30 AM 8:59

(32)

Marks & Spencer Group PLC
24 July 2002

Marks & Spencer Group PLC

24 July 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 2,050,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 306.137p per share.

Enquiries

Tony Quinlan Marks & Spencer Group p.l.c. 020 7268 4195

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828

END

02 DEC 30 AM 8:50

(33)

Marks & Spencer Group PLC
23 July 2002

23 July 2002

DIRECTOR SHAREHOLDING

We have been informed today that on 22 July 2002 Alison Reed acquired 32 shares arising from the reinvestment of dividends in a Personal Equity Plan. The shares were purchased at a price of 347.75p per share and registered in the name of Marks & Spencer Savings & Investments Limited. Her total holding following this notification is 64,892 shares.

PAT BEARD

020 7268 6499

This information is provided by RNS
The company news service from the London Stock Exchange

02 DEC 30 AM 8:58

(34)

Marks & Spencer Group PLC
23 July 2002

Marks & Spencer Group PLC

23 July 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 2,000,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 324.4131p per share.

Enquiries

Tony Quinlan Marks & Spencer Group p.l.c. 020 7268 4195

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828

END

(30)

02 DEC 30 AM 8:02

Marks & Spencer Group PLC
22 July 2002

22 July 2002

DIRECTOR SHAREHOLDING

We have been informed today that the following directors acquired shares under the Company's Dividend Reinvestment Plan on 19 July 2002 at a price of 353.4807p per share.

NAME	NUMBER OF SHARES ACQUIRED	TOTAL HOLDING FOLLOWING THIS NOTIFICATION
ALISON CLARE REED	1,006	64,860
DAME STELLA RIMINGTON	46	2,837

PAT BEARD

020 7268 6499

36

02 DEC 30 AM 8:07

Marks & Spencer Group PLC
22 July 2002

Issued: Monday 22 July 2002

MARKS & SPENCER GROUP P.L.C. ANNOUNCES

SALE OF KINGS SUPER MARKETS, INC

Marks and Spencer Group p.l.c. today announces the sale of Kings Super Markets Inc. to D'Agostino Supermarkets, a privately owned US food retailer, for $160 million in cash. The transaction is expected to close in the next few weeks.

For the year to March 2002, the operating profit of Kings was $18.0m (£12.6m). This compares to the operating profits for the last two years to March of $17.5m (£11.9) in 2001, and $17.9m (£11.1m) in 2000. At the end of March 2002, the net assets of Kings Super Markets to be disposed of were $101.1m (£71.1m).

Commenting on the transaction, David Norgrove, Marks & Spencer Clothing and International Director, said:

'We are pleased to have reached agreement with D'Agostino Supermarkets at a fair price. Kings is a high quality supermarket chain with a committed workforce and a loyal customer base in its key markets. However, it is not a good fit with the Marks & Spencer core business or strategic priorities.'

The sale completes the restructuring programme announced in March 2001 to sell or close all non-strategic or loss-making businesses, enabling the organisation to focus on Marks & Spencer's core UK businesses.

For more information, please contact:

Corporate Press Team: 020 7268 1919

Investor Relations: 020 7268 4195

37

02 DEC 30 AM 8:09

Marks & Spencer Group PLC
19 July 2002

19 July 2002

HOLDING IN COMPANY

Marks and Spencer Group p.l.c. has received notification today that on 11 July 2002 Barclays PLC was interested in 69,805,287 ordinary shares in Marks and Spencer Group p.l.c. representing 3.02% of the issued share capital of the Company.

PAT BEARD

020 7268 6499

This information is provided by RNS
The company news service from the London Stock Exchange

38

02 DEC 30 AM 8:09

Marks & Spencer Group PLC
18 July 2002

Marks & Spencer Group PLC

18 July 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 300,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 352.7378p per share.

Enquiries

Tony Quinlan Marks & Spencer Group p.l.c. 020 7268 4195

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828

END

(39)

02 DEC 30 AM 9:03

Marks & Spencer Group PLC
17 July 2002

Marks & Spencer Group PLC

17 July 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 850,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 337.6361p per share.

Enquiries

Tony Quinlan Marks & Spencer Group p.l.c. 020 7268 4195

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828

END

40

Marks & Spencer Group PLC
16 July 2002

Marks & Spencer Group PLC

16 July 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 2,000,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 337.7012p per share.

Enquiries

Tony Quinlan Marks & Spencer Group p.l.c. 020 7268 4195

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828

END

This information is provided by RNS
The company news service from the London Stock Exchange

(41)

02 DEC 30 AM 8:09

Marks & Spencer Group PLC
15 July 2002

Marks & Spencer Group PLC

15 July 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c. announces that it has today purchased for cancellation 1,000,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 348.4653p per share.

Enquiries

Tony Quinlan Marks & Spencer Group p.l.c. 020 7268 4195

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828

END

(42)

02 DEC 30 AM 8:09

Marks & Spencer Group PLC
12 July 2002

Marks & Spencer Group PLC

12 July 2002

Purchase of Own Shares

Marks & Spencer Group p.l.c announces that it has today purchased for cancellation 2,000,000 of its ordinary shares from Cazenove & Co. Ltd at a price of 354.79p per share.

Enquiries

Tony Quinlan Marks & Spencer plc 020 7268 4195

Duncan Hunter Cazenove & Co. Ltd 020 7588 2828

END

(43)

Marks & Spencer Group PLC
12 July 2002

12 July 2002

DIRECTOR SHAREHOLDING

We have been informed today that on 11 July 2002 Alison Reed acquired one share in her Personal Equity Plan by automatic reinvestment of funds held within the PEP. The share was purchased at a price of 349p and registered in the name of Marks & Spencer Savings & Investments Limited. Mrs Reed's total shareholding now stands at 63,854 shares.

PAT BEARD

020 7268 6499

02 DEC 30 AM 8:09

This information is provided by RNS
The company news service from the London Stock Exchange

(44)

02 DEC 30 AM 6:09

Marks & Spencer Group PLC
10 July 2002

m press release

Issued: 10 July 2002

MARKS & SPENCER SPLITS ROLES OF CHAIRMAN AND CHIEF EXECUTIVE

Marks and Spencer Group plc is today announcing a new leadership structure for its re-shaped and more focused business.

With effect from 1 September 2002, Luc Vandevelde reverts to his original position as Chairman and Roger Holmes is appointed as Chief Executive. Luc's role as Chairman will be part-time from 1 January 2003.

Each of the main divisions of the company will now be represented on the Board, headed by a Group Director. The Group Directors reporting to Roger Holmes will be Alison Reed, Finance Director, Laurel Powers-Freeling as CEO of Marks & Spencer Financial Services, David Norgrove who assumes responsibility for Clothing and Justin King who is newly appointed to the Group Board with responsibility for Food. These changes will take effect from 1 September 2002.

In addition to leading the Group Board, Luc will remain closely involved in the development of corporate strategy, he will chair the Board of Marks & Spencer Financial Services* and will be Chairman of the Corporate Social Responsibility Committee.

Having successfully established and developed a strong marketing capability to support the new Divisional structure, Alan McWalter, Group Marketing Director, has decided to pursue other interests outside the Company.

Luc Vandevelde said:

'We are a different and more focused business today. We have completed the re-structuring of the company, we are pursuing a clear strategy and with this announcement we are putting in place the right leadership structure.

'Roger has been key to our recovery and has delivered excellent results since he joined in December 2000. I regard him as the right man to take the company forward and I look forward to continuing to work with him to seize the opportunities ahead. Along with the appointments of David Norgrove and Justin King, I believe we have struck an important balance between stability at the top and allowing new talent to emerge.

'I also want to thank Alan for the significant contribution he has made to the recovery, the restructuring and the lead he has taken in the redevelopment of the Marks & Spencer brand.'

Roger Holmes said:

'I am delighted to be given the opportunity to lead the Company towards re-establishing Marks & Spencer as the standard against which all others would wish to be measured. Today's trading results reflect another step in winning back the confidence of our customers as we apply the enduring principles of quality, value, service and innovation to the new opportunities and demands of today's marketplace.'

*Subject to normal regulatory procedures

Ends

For further information, please contact:

Corporate Press Office 020 7268 8642

Biographies

DAVID NORGROVE

David Norgrove has been with Marks & Spencer for fourteen years, having joined in 1988. From 1988 to 1994 he worked mainly on the expansion of the international business, including franchising world-wide and continental Europe and focusing on international clothing markets. From 1994 to 1997 he worked in Menswear buying, including responsibility for a review of procurement and product development. This work continued during the following two years, when he was responsible for business strategy, and led to the restructuring of the clothing supply base. After a period in new business development, he was promoted to the Board in September 2000 to be Director for group strategy and international. He played a key role in developing and then implementing the strategy for recovery.

Before joining Marks & Spencer, David worked in HM Treasury and the First National Bank of Chicago. He was Private Secretary to Mrs. Thatcher from 1985 to 1988.

JUSTIN KING

Justin King has been with Marks & Spencer as Business Unit Director of Food for just over a year, having joined in March 2001. Justin has had a number of roles in the food industry in production, buying and sales, starting at Mars and then with Pepsi International. In 1990, he was recruited by Haagen-Dazs (Grand Metropolitan) to devise the European market entry strategy. He then became Managing Director of the UK business, responsible for the brand's early development in the UK. From 1994 to 2001 Justin was part of the turnaround management team at Asda, with various trading roles, including Deputy Trading Director. Following the Wal-Mart take over, he was appointed Retail Managing Director, responsible for the Asda-Walmart hypermarkets. Justin opened the first three Asda-Walmart supercentres in the UK.

Justin has a BSc in Business Administration from Bath University and is married with two children.

45

Marks & Spencer Group PLC
10 July 2002

m press release

Issued: 10 July 2002

MARKS & SPENCER QUARTER 1 TRADING STATEMENT

UK Trading

UK sales (inc. VAT) for the 14 weeks ended 6th July progressed by +9.1%. Details are shown below:

	14 weeks to 6th July % on last year
Clothing, Footwear and Gifts	+14.8%
Home	+5.9%
General Merchandise	+14.0%
Food	+2.9%
Total	+9.1%

02 DEC 30 AM 8:09

Average footage during the quarter was level with last year, with a modest reduction in General footage offset by a small increase in Food. Like-for-like sales performance, which excludes any new, closed or redeveloped stores, was +12.7% in General, +1.5% in Food and +7.7% in total.

Clothing performance of +14.8%, against comparative sales last year of -9.1%, continues the progress made since last Autumn. Sales have improved in all adult clothing areas, with the best performance being within womenswear.

Food sales have been impacted by the early timing of Easter. Adjusting for this, progress would have been +4.3%, consistent with the underlying performance in the previous quarter. Food inflation has been in decline over recent months and averaged approximately 1% for the quarter.

Commenting on the Trading Statement, Luc Vandevelde, Chairman and Chief Executive said:

'I am pleased with the performance over the last quarter which demonstrates we are securing the recovery. This is the second consecutive quarter where we have increased market share in clothing, reflecting the continuing progress we are making in improving the appeal of our clothing and the store environment. Within Food, we have maintained share in a very competitive market.

We were trading this quarter against weak comparative sales last year in

clothing and looking ahead our comparatives become progressively more challenging. In addition, while current conditions on the High Street remain favourable, the environment is likely to become less buoyant as the year progresses. We are confident, however, that we can continue to recover lost ground as we make on-going improvements to the appeal and quality of our ranges and the overall shopping experience for our customers.'

For further information, please contact:

Corporate Press Office: 020 7268 1919

Investor Relations: 020 7268 4195/6594

Marks & Spencer Group PLC
26 June 2002

26 June 2002

NOTIFICATION OF DIRECTORS' INTERESTS

On 25 June 2002, the following Directors were granted options under the Company's Executive Share Option Scheme at an option price of 350p per share. The options, which are exercisable between 3 and 10 years from the date of grant, are subject to performance criteria on exercise, details of which can be found in the Company's annual report and financial statements 2002.

NAME	NUMBER OF SHARES GRANTED	TOTAL NUMBER OF SHARES HELD UNI OPTION FOLLOWING THIS NOTIFICAT
ROGER HOLMES	257,142	1,560,100
ALAN MCWALTER	85,714	982,804
DAVID NORGROVE	117,856	840,188
LAUREL POWERS-FREELING	182,856	548,569
ALISON REED	188,570	850,178
LUC VANDEVELDE	500,000	4,865,532

PAT BEARD

020 7268 6499

The Ultimate Company Announcement Service

(47)

Marks & Spencer Group PLC
18 June 2002

18 June 2002

HOLDING IN COMPANY

Marks and Spencer Group p.l.c. has received notification today that on 13 June 2002 Barclays PLC was interested in 69,562,957 ordinary shares in Marks and Spencer Group p.l.c. representing 3.01% of the issued share capital of the Company.

ANNE FORSTER

020 7268 3838

02 DEC 30 AM 8:09

This information is provided by RNS
The company news service from the London Stock Exchange

48

02 DEC 30 AM 8:03

Marks & Spencer Group PLC
6 June 2002

6 June 2002

DEALING BY DIRECTORS

The following transactions have been confirmed today:

- On 21 May 2002 the Trustees of the Marks and Spencer Group p.l.c. 1997 Employees Profit Sharing Scheme purchased 2,846,100 ordinary shares in Marks and Spencer Group p.l.c. at an average price of 408.2271p.
- On 28 May 2002 shares allotted in 1999 were released by the Trustees of the Delayed Profit Sharing Scheme into the name of Lloyds TSB Registrars Corporate Nominee Limited. The transfer does not affect the total number of shares held.

Director	Number of shares released		Total number of shares held	
	Ordinary	B Shares	Ordinary	B Shares
DAVID NORGROVE	939	1,159	19,697	19,849
ALISON REED	819	1,011	61,974	4,425

- On 29 May 2002 the Company allotted Profit Sharing at a price of 408p. The ordinary shares are held in the name of the Marks and Spencer Group p.l.c. 1997 Employees Profit Sharing Scheme and the following directors have received shares.

Director	Number of ordinary shares allotted	Total holding following notification
ALAN McWALTER	1,838	11,552
DAVID NORGROVE	1,667	21,364
ALISON REED	1,879	63,853
LUC VANDEVELDE	3,779	833,618

- On 5 June 2002 Laurel Powers-Freeling used cash held within a PEP (following redemption of the B shares) to purchase 597 ordinary shares at a price of 366.25p. The shares are held within a PEP registered in the name of Henderson Nominees. Her total holding now stands at 3,236 shares.

PAT BEARD

020 7268 6499

(49)

02 DEC 30 AM 8:03

Marks & Spencer Group PLC
24 May 2002

24 May 2002

DIRECTORS SHAREHOLDINGS

The Company has been informed today that on 23 May 2002:

- In accordance with the terms of his service contract Luc Vandevelde has invested half of his annual bonus in the Company's shares and accordingly has acquired 175,679 shares at a price of 386.5p.

  Mr Vandevelde's total shareholding following this transaction now stands at 829,839 ordinary shares and 808,080 B shares.

- David Norgrove has exercised an executive option granted on 24 May 1992, which was due to expire. The option was granted at a price of 329p. 22,176 shares were acquired and subsequently sold at 387.9p.

  Mr Norgrove's total shareholding following this transaction stands at 19,697 ordinary shares and 19,849 B shares.

ENDS

Contacts:
Liz Hinds Tel: 020 7268 4547
Pat Beard Tel: 020 7268 6499

This information is provided by RNS
The company news service from the London Stock Exchange

Marks & Spencer Group PLC
21 May 2002

The issuer advises that the following replaces the Final Results announcement released today at 07:00 under RNS No 1789W.

The contact details were omitted from the release and have now been added.

All other details remain unchanged.

The full corrected version is shown below.

Marks and Spencer Group p.l.c.

Preliminary Results Announcement

Year ended 30 March 2002

HIGHLIGHTS

- Group turnover from continuing operations up 3.8% to £7,619.4m, with a second half increase of 6.9%
- Group operating profit from continuing operations before exceptional charges up 30.8% to £629.1m
- Group profit before tax and exceptional items from continuing operations up 30.7% to £646.7m
- Adjusted earnings per share up 45.5% to 16.3 pence per share
- Final dividend per share of 5.8 pence, up 9.4%, giving a full year dividend of 9.5 pence per share (+ 5.6%)
- Delivery of the restructuring programme, allowing £2bn to be returned to shareholders

The restructuring strategy and recovery plan announced at the end of March last year has been substantially completed. Having exited loss making and non-core activities, the Group is now focused on its core businesses - UK Retail and Financial Services - with a capital structure in place to generate greater earnings per share growth for shareholders.

In UK Retail, customer confidence in Clothing has been restored through improved product appeal and segmentation. The 'Perfect' campaign, with its focus on classically stylish merchandise for core customers continues to be successful. In Womenswear, younger customers have been attracted to the stores through the addition of the per una ranges, whilst the more traditional customers have responded to the Classic Shops. In Menswear, the initial response to the Blue Harbour ranges has been encouraging. The availability, quality and fit of merchandise have improved and with the launch of the spring ranges, market share has increased across adult clothing.

The business continues to benefit from changes in the way it sources merchandise and the planned improvement in the Clothing buying margin of 3 percentage points has been achieved over the last 12 months.

In Home, 27 concept shops have been created within larger stores and progress to date has been encouraging.

The Food business has performed well and market share has been maintained in a competitive trading environment. Customers continue to appreciate the enticing food offer and high quality. Five Simply Food stores, small convenient food only stores, have been opened as part of a plan to make the food offer easily available to more customers.

Two-thirds of UK Retail selling space has now been modernised, creating a brighter and more modern environment for customers. A further 100 stores will be renewed in the coming year.

In Financial Services, profits were down on last year. Income from the Chargecard held up well, but personal loan advances have fallen in a very price-competitive environment. In addition, overall profits have been affected by an increase in bad debt charges as the approach to providing for bad debts was revised.

Commenting on the results, Luc Vandevelde, Chairman and Chief Executive said:

'We have made good progress and believe that we have turned the corner. However I recognise our performance was helped by the buoyant High Street trading

conditions and now our task is to secure the recovery and to build for our future. There is much to do and we are not complacent. Phase one may be complete, but the plan moves on as we set about growing the business and regaining our pre-eminent position in the UK market.

In phase two our strategy will deliver the following:

- A more efficient supply chain which will use scale advantage to deliver further improvements in quality, appeal and value;
- Small food stores (20 this year) which will make our food offer more accessible to more people more often;
- A wider offer for our customers in Home this autumn and a trial of two large stand-alone 'Home Stores' in 2003/04; and
- A pilot of a combined credit and loyalty card to reinvigorate our Financial Services business.

In view of the progress we have made to date, I am pleased to propose a final dividend per share of 5.8 pence, up 9.4%, giving a full year dividend of 9.5 pence per share.'

OPERATING REVIEW

Group Summary

	2002	2001	% inc.
Results from continuing operations	£m	£m	
Turnover			
- retained businesses	7,290.7	7,029.5	3.7%
- Kings Super Markets	328.7	313.1	5.0%
	7,619.4	7,342.6	3.8%
Operating profit before exceptional charges			
- retained businesses	616.5	469.0	31.4%
- Kings Super Markets	12.6	11.9	5.9%
	629.1	480.9	30.8%
Profit before tax and exceptional items	646.7	494.8	30.7%
Earnings per share*	5.4p	(0.2)p	
Adjusted earnings per share*	16.3p	11.2p	

* Based on total earnings attributable to shareholders

The year under review has seen a major change in the performance and focus of the Group: there has been a significant turnaround in the performance of UK Retail; loss making operations in Continental Europe have been closed; and non-core businesses in North America have been sold or negotiations are ongoing for their disposal.

The results from continuing operations include sales and operating profits from Kings Super Markets as the intended disposal has not yet been completed. During the year, Kings Super Markets contributed £328.7m to turnover (last year £313.1m) and £12.6m to operating profits (last year £11.9m). The results from Continental Europe (which were provided for last year) and Brooks Brothers have been grouped together and separately disclosed under discontinued operations.

Turnover from continuing operations for retained businesses increased by 3.7% to £7,290.7m. Within this, UK Retail turnover grew by 4.5% but was marginally offset by decreases in turnover for Financial Services and International Retail.

Operating profit from continuing operations (but before exceptional charges) increased by 30.8% to £629.1m. This was driven by the improvement in performance of UK Retail, where operating profits before exceptional items increased by 50.9% to £505.2m, offset by decreases in operating profits from Financial Services and International Retail.

Two transactions during the year gave rise to significant non-operating exceptional items. Firstly, the sale and leaseback of 78 smaller stores delivered a profit of £50.0m which is included in the overall profit on disposal of fixed assets of £41.2m. Secondly, the disposal of Brooks Brothers for £157.1m gave rise to a substantial accounting loss of some £376.7m. This loss reflects a charge of £368.2m for goodwill which was written off to reserves when Brooks Brothers was acquired and which we are now required to charge through the profit and loss account. Excluding goodwill, the loss on disposal was £8.5m subject to finalisation of the sale process.

Net interest income increased by £3.7m despite lower average interest rates, as a result of higher average cash balances, which benefited from the proceeds of disposal of businesses and properties.

Profit before tax was £335.9m compared to £145.5m last year. Excluding the results from discontinued operations, and exceptional items, profit before tax was £646.7m compared to £494.8m in the previous year, an increase of 30.7%. The tax charge reflects an effective tax rate of 29.6% (excluding the effect of exceptional items) compared to 32.9% last year. These rates reflect the adoption of a new accounting standard on deferred tax which has increased the effective

rate of tax by 0.5 percentage points (last year 1.4 percentage points).

Basic earnings per share were 5.4p; eliminating the effect of exceptional items, the adjusted earnings per share were 16.3p, an increase of 45.5% on last year. A final dividend of 5.8p per share has been recommended by the Board, giving a total of 9.5p for the year (last year 9.0p). Excluding the effect of exceptional items, the dividend is covered 1.95 times.

The Group generated an operating cash flow for the year of £1,093.7m, significantly up on the £676.4m achieved last year. Cash inflow before funding of £1,132.0m includes the proceeds from the sale and leaseback of properties, the sale of Brooks Brothers and the closure of Europe. Together with new debt in the form of public bonds and securitisation of the property portfolio, this has been used to fund the redemption of B shares. Overall net debt has increased to £1,907.0m (last year £1,277.8m), after returning £1.7bn to date out of the £2bn to be returned to shareholders.

UK Retail

	2002	2001	% inc
	£m	£m	
Turnover (excluding VAT)	6,575.2	6,293.0	4.5%
Operating profit before exceptional charges	505.2	334.8	50.9%

Turnover (excluding VAT) was up 4.5% on last year at £6,575.2m. Including VAT, turnover was up 4.5% on last year, 4.0% on a like-for-like basis. Within this, the average selling price for general merchandise decreased by approximately 2%, but was more than offset by increases in volumes.

The quarterly sales performance is set out below, and clearly shows the improvement in performance following the launch of the autumn ranges in early September.

	Q1	Q2	H1	Q3	Q4	H2	TOTAL
Increase/(decrease) on last year	%	%	%	%	%	%	%
Clothing, footwear and gifts	(9.1)	0.8	(4.8)	8.0	16.5	10.6	3.4
Home	(1.5)	6.6	2.0	9.9	6.2	7.3	4.9
Food	5.9	4.9	5.4	6.0	6.0	6.0	5.7
Total	(2.6)	2.8	(0.2)	7.3	10.9	8.4	4.5

The second half Clothing performance was significantly better than the first, as customers reacted positively to the improvements in product appeal, quality and fit. In Womenswear, this was helped by changes made to product segmentation ranging from the per una collection, targeting younger customers, through the 'Perfect' ranges, to the Classic shops for the more traditional customer. The momentum was maintained with the 'Magic & Sparkle' Christmas campaign and the launch of the spring ranges in January, together with the Blue Harbour branding of the casual Menswear ranges. Customer response to the spring ranges in Womenswear and Menswear has been encouraging.

Lingerie experienced supply chain and availability issues in the first half, which have now been resolved, and made steady progress against last year in the second half, gaining market share.

The Childrenswear market remains competitive and action was taken early in the year to realign prices. Subsequent sales volumes were however insufficient to offset the reductions in selling prices. In August, we formed the Zip Project with Desmond & Sons. This venture was established to increase the speed, efficiency and cost effectiveness of the Childrenswear supply chain, enabling customers to benefit from better prices and faster access to more fashionable clothing. To date, we have invested £6.3m of revenue costs in this venture and the first products will start to come into stores from July 2002.

The actions taken to consolidate the supply base and produce more merchandise overseas continue to deliver benefits in the Clothing buying margin, which is 3 percentage points higher than last year. Together with improvements in appeal, quality and fit, which resulted in a decrease in the proportion of merchandise sold at reduced prices, this has delivered a significant improvement in the Clothing gross profit. Going forward, we aim to exploit the opportunities that exist to improve the speed and flexibility of the supply chain.

The performance of the Home business was adversely affected at the start of the year by the announcement to close the 'Direct' clothing catalogue business. This impact was short-lived and sales subsequently improved, further helped by two Chargecard events in October and February. During the year, we have created 27 Home concept stores within our larger stores.

The performance of the Food business was relatively constant throughout the year, even against challenging comparatives for the second half of last year. Overall, we maintained our market share in a competitive environment. We have extended the reach of our offer, having opened two stand-alone 10,000 sq. ft. food stores and two 3,000 sq. ft. Simply Food outlets. In addition, three outlets have been opened at railway stations in partnership with Compass Group. In the coming year, we plan to open 20 Simply Food stores with a further 30 to follow.

Operating costs increased by 3.6% for the full year. Full year operating costs include:

- £26.0m of additional pension costs following an actuarial valuation of the pension scheme;
- an additional £52.8m in respect of performance bonuses for management and store staff which was shared across 56,000 employees; and

- £17.8m on store modernisation.

These have been partially offset by savings in consultancy fees, marketing and IT costs and cost savings arising out of the closure of the 'Direct' clothing catalogue operation. In the second half, there was an additional £9.8m of rental expense following the sale and leaseback transaction.

Excluding performance bonuses, UK Retail operating costs increased by 0.5%.

We modernised 100 stores during the year, including the addition of 50 new Beauty shops and a further 30 Coffee shops, at a total cost of approximately £140m. This includes £17.8m of revenue costs referred to above. We have plans to modernise a further 100 stores in the coming year at a cost of approximately £60m (including business unit schemes) representing approximately 20% of UK Retail selling space.

We have also introduced new programmes into stores to help drive improved performance. The Foundations for Success programme established new ways of working, higher targets for customer service and a focus on in-store standards. These have encouraged greater ownership of individual store performance and, as a result, employees have been rewarded accordingly.

UK capital expenditure for the year was approximately £265m, including expenditure on new and extended stores (£62m) and modernisation (£122m). Total selling space declined from 12.4m sq. ft. to 12.2m sq. ft. Capital expenditure is expected to be broadly level in the coming year.

Financial Services

Operating profit from Financial Services decreased by £12.1m to £84.2m. Within this, the operating profit from Financial Services retailing activities was £73.2m (last year £81.5m). The balance of the operating profit is attributable to the captive insurance company which was affected by negative investment returns for the year as a whole due to falls in the underlying markets.

The proportion of retail sales made on the Chargecard has stabilised at approximately 20%. The number of active Chargecard accounts decreased during the year, but with the average outstanding balance per customer increasing by 7%, average customer borrowings have been broadly level year on year. Together with an improved net interest margin, this has led to an overall increase in net income.

In a very competitive environment personal loan advances have fallen. During the year, we reviewed the bad debt policy and amended our approach to providing for bad debts. This resulted in a revised write off policy which, together with an increase in the proportion of balances in arrears and a strengthening of provisions in line with other providers, has led to an increase in bad debt charges of £11.9m (across all credit products) compared to last year. This is a one-off adjustment to reflect our experience on the historic book.

In other areas, the number of new life and pension policies has fallen year-on-year in a competitive market and personal lines insurance and mortgage protection products have not grown to sufficient scale.

During the period, we have looked at ways of more effectively leveraging the synergies between our retail and financial services businesses. We have held two discount days in stores for our Chargecard customers which were well received. Later this year we intend to pilot a combined credit and loyalty card in two regions of the UK, as part of a plan to strengthen and extend the relationship with our customers. It is expected that the impact of the pilot will add approximately £35m to Financial Services operating costs in the coming year. This includes the cost of the pilot together with necessary infrastructure costs. However, we expect to reduce our on-going operating costs by some £10m.

International Retail

Turnover for the year in the overseas businesses (Republic of Ireland, franchises, Hong Kong and Kings Super Markets) increased by 1.0%. Turnover for the retained overseas businesses (excluding Kings Super Markets) decreased by 2.3% to £364.7m (a 3.0% decrease at constant exchange rates), resulting from weaker performances in certain key franchises and Hong Kong, although franchise sales improved in the final quarter.

Operating profit for International Retail was down 20.5% at £33.3m with operating profits for retained overseas businesses down 31.0% at £20.7m. Within this, our business in the Republic of Ireland performed ahead of last year, but some of our franchise partners experienced difficult trading conditions. Our business in Hong Kong, which we have decided to retain and run as if it were a franchise, also traded below last year's level in a weak economy. It also incurred approximately £5m in restructuring and abortive sale costs which have been charged in arriving at the operating profit of £20.7m referred to above.

Discontinued operations

During the year, we closed the Continental European operation and sold Brooks Brothers. The results of these businesses up until the dates of closure or disposal are reported under discontinued operations.

The cost of exiting the European operation, including ongoing trading losses, was provided for last year. To date we have incurred closure costs of £136.8m, including £42.5m of trading losses. The provision we set up at 31 March 2001 has been utilised against these costs and we have released £10.0m as we now expect

the total cost of closure to be less than originally anticipated.

Brooks Brothers was sold at a loss of £376.7m, after taking into account goodwill previously written off to reserves.

Cash flow

Cash inflow from operating activities has increased by £417.3m to £1,093.7m. Within this, the cash inflow from retailing activities was £853.5m (last year £654.2m) and the cash inflow from financial services activities was £240.2m (last year £22.2m), as a result of the year-on-year decrease in customer advances.

During the year, the Group acquired tangible fixed assets totalling £290.5m (last year £255.7m). After taking into account the timing of payments the cash outflow for capital expenditure was £285.7m (last year £269.8m).

Sale of tangible fixed assets through the sale and leaseback of property and the disposal of other assets generated cash of £455.6m.

The sale of Brooks Brothers and the closure of Continental Europe realised £261.6m for the Group, net of costs and cash included in net assets sold.

Balance sheet restructuring

The restructuring plans announced at the end of last year have been substantially completed. We have:

- closed loss making operations in Continental Europe and the 'Direct' clothing catalogue operation;
- sold Brooks Brothers for $225m (£157.1m); and
- raised £777.4m (net of costs) from the property portfolio through sale and leaseback (£344.1m), securitisation (£321.5m) and the disposal of other properties (£111.8m), but we have retained ownership of prime retail assets in key locations with a net book value of over £2bn.

In addition, we raised £712.2m (net of costs) from the issue of two public bonds and a further £265.3m (net) under the Medium Term Note programme, introducing a level of gearing into the retail balance sheet.

At the end of the period, the weighted average interest rate on group borrowings was 5.8%.

These actions allowed us to propose a return of £2bn to shareholders by way of a Court approved Scheme of Arrangement. In March, we returned approximately £1.7bn to those shareholders who had elected to redeem the B shares issued as part of the Scheme of Arrangement. Approximately 394 million B shares with an aggregate nominal value of £276m remain in issue and shareholders will have the opportunity to redeem these in September and at six monthly intervals thereafter.

Following the return of capital, total gearing is 46.9%, with retail gearing at 27.0%.

Pro-forma earnings

The sale and leaseback transaction and return of capital to shareholders will have a significant effect on earnings in the coming year. If these transactions had occurred at the beginning of the year, then we estimate that our earnings from continuing operations (excluding Kings Super Markets) and before exceptional items, would have been as follows:

	2002
	Pro-forma
	£m
Turnover	7,291
Operating Profit	602
Interest expense	(49)
Profit before tax	553
Earnings per share	16.7p
Retail fixed charge cover	6.0x

Accounting for pensions

Financial Reporting Standard 17 (FRS17) 'Retirement Benefits' was issued in November 2000 to replace SSAP24 'Accounting for Pension Costs' and is fully effective for the accounting periods ending on or after 22 June 2003. This year the Group has continued to account for pension costs under SSAP24 although in accordance with the FRS17 transitional arrangements, certain additional disclosures will be included in the notes to the financial statements.

The actuary of the Group's UK defined benefit pension scheme carried out a formal valuation of the scheme as at 31 March 2001. This valuation revealed a shortfall of £134m (£94m after deferred tax) in the market value of the assets of £3,102m compared to the actuarial liability for pension benefits (a funding

level of 96%).

In accordance with FRS17, the actuary has updated that valuation of the UK scheme to 30 March 2002. The results of this update show that the deficit has increased to £400m (£280m after deferred tax).

The increase in the deficit over the year is attributable to the actuarial loss that would have been recognised through the Statement of Recognised Gains and Losses if FRS17 had been fully implemented. Approximately £60m of the increase in the deficit over the year results from a reduction in the corporate bond rate (used to discount the liabilities) from 6.0% to 5.9% with the balance due largely to a lower than expected value of the assets in the fund.

The FRS17 net pension liability has no impact on pension funding and as a consequence has no impact on the Group's current or future cash flow or reported earnings. Had the Group charged pension costs to the profit and loss account under FRS17, the charge would have been in the region of £100m compared to the current charge of £148m under SSAP24.

Outlook for 2002/03

The UK clothing market remains strong, however it is unlikely that current consumer spending levels will be maintained.

Food sales will be adversely affected by no Easter trading periods in 2002/03 compared to two in 2001/02. This will impact sales by approximately 0.7% for the full year.

We anticipate further improvement in the Clothing buying margin of approximately 1 percentage point, reflecting the remaining benefits of the action to consolidate and relocate our manufacturing base first announced in 1999. This includes the gross margin improvement in Zip.

We expect to deliver lower clothing markdowns in the first half of 2002/03, following the improved performance in the second half of 2001/02, and are targeting a full year reduction in markdown costs of 10%.

Underlying UK Retail operating costs including logistics for 2002/03 are budgeted to increase marginally ahead of inflation. In addition, there will be:

- the full year impact, approximately £25m, of the sale and leaseback transaction;
- one-off costs of approximately £10m, which will be incurred principally for IT and infrastructure in preparation for the relocation of the Corporate Head Office; and
- additional costs of approximately £15m relating to the Zip Project offset by a corresponding benefit in the Childrenswear gross margin.

Taking these into account, UK Retail operating costs will increase by approximately 5%.

In addition, the pilot of a combined credit and loyalty card will add approximately £35m to Financial Services operating costs in the coming year. This includes both the cost of the pilot together with necessary infrastructure costs. However, we expect our on-going operating costs to decrease by some £10m and bad debts to return to the level experienced in the previous year.

The effective tax rate is expected to be 30%.

Group capital expenditure is expected to be in the region of £300m.

For further information, please contact:

Media enquiries:

Marks & Spencer Corporate Press Office: 020 7396 3549 (until 3pm)

020 7268 1919

Broadcast enquiries:

Stuart Bruseth 07626 627360

Cheryl Kuczynski 07831 829880

Photography:

Please visit

www.mandslibrary.com

Username: press

Password: library

Analyst enquiries:

Tony Quinlan 020 7268 4195

Nick Jones 020 7268 6594

To see video interviews with Luc Vandevelde, Chairman & Chief Executive, Roger Holmes, MD UK Retail and Alison Reed, Finance Director, please go to:

www.marksandspencer.com/thecompany

Consolidated profit and loss account

	Notes	52 weeks ended 30 March 2002 Continuing Operations £m	Discontinued Operations £m	Total £m	52 weeks ended 31 March 20(Continuing Operations Restated £m	Discontinued Operations Restated £m	Re‹
Turnover	2	7,619.4	516.0	8,135.4	7,342.6	733.1	8,
Operating profit:							
Continuing operations:							
Before exceptional charges		629.1	-	629.1	480.9	-	
Exceptional operating charges	5	-	-	-	(26.5)	-	'
Continental European operations		-	(42.5)	(42.5)	-	(34.0)	'
Less provision made last year		-	42.5	42.5	-	-	
Other discontinued operations		-	14.7	14.7	-	20.1	
Total operating profit	3	629.1	14.7	643.8	454.4	(13.9)	
Profit / (loss) on sale of property and other fixed assets	6A	41.2	-	41.2	(83.0)	(0.2)	'
Provision for loss on operations to be discontinued	6B	-	-	-	-	(224.0)	(2
Loss on sale / termination of operations:	6C						
Loss arising on sale / closure		-	(102.8)	(102.8)	(1.7)	-	
Less provision made last year		-	104.3	104.3	-	-	
		-	1.5	1.5	(1.7)	-	
Goodwill previously written off		-	(368.2)	(368.2)	-	-	
Net loss on sale / termination of operations		-	(366.7)	(366.7)	(1.7)	-	
Net interest income	4	17.6	-	17.6	13.9	-	
Profit on ordinary activities before taxation		687.9	(352.0)	335.9	383.6	(238.1)	
Taxation on ordinary activities	7	(195.1)	12.6	(182.5)	(146.3)	(3.2)	(1
Profit on ordinary activities after taxation		492.8	(339.4)	153.4	237.3	(241.3)	
Minority interests (all equity)		1.1	(1.5)	(0.4)	0.5	(2.0)	
Profit attributable to shareholders		493.9	(340.9)	153.0	237.8	(243.3)	
Dividends	9	(238.9)	-	(238.9)	(258.3)	-	(2
Retained profit/(loss) for the period		255.0	(340.9)	(85.9)	(20.5)	(243.3)	(2
Earnings per share	8			5.4p			'
Diluted earnings per share	8			5.4p			'
Adjusted earnings per share	8			16.3p			
Diluted adjusted earnings per share	8			16.2p			
Dividend per share	9			9.5p			

Consolidated statement of total recognised gains and losses

	52 weeks ended 30 March 2002 £m	52 31 Re‹
Profit/(loss) attributable to shareholders	153.0	
Exchange differences on foreign currency translation	0.1	
Unrealised surplus / (deficit) on revaluation of investment properties	0.5	
Total recognised gains and losses relating to the period	153.6	
Prior year adjustment (see note 7)	(79.6)	
Total recognised gains and losses since last annual report	74.0	

(*) Prior comparatives have been restated due to the adoption of Financial Reporting Standard (FRS) 19 'Deferred tax' - see note 7

Consolidated balance sheet

	As at 30 March 2002 £m	31 Re‹
Fixed assets		
Tangible assets	3,381.2	4,
Investments	50.3	
	3,431.5	4,
Current assets		
Stocks	325.3	
Debtors	2,619.3	2,
Cash and investments	816.1	
	3,760.7	3,

Current liabilities		
Creditors: amounts falling due within one year	(1,750.8)	(1,9
Net current assets	2,009.9	1,
Total assets less current liabilities	5,441.4	5,
Creditors: amounts falling due after more than one year	(2,156.3)	(
Provisions for liabilities and charges	(203.8)	(
Net assets	3,081.3	4,
Capital and reserves		
Called up share capital	852.7	
Share premium account	2.8	
Capital redemption reserve	1,717.9	
Revaluation reserve	387.3	
Other reserve	(6,542.2)	
Profit and loss account	6,662.4	3,
Shareholders' funds (including non-equity interests)	3,080.9	4,
Minority interests (all equity)	0.4	
Total capital employed	3,081.3	4,
Equity shareholders' funds	2,804.9	4,
Non-equity shareholders' funds	276.0	
Total shareholders' funds	3,080.9	4,

Reconciliation of movements in shareholders' funds

	As at 30 March 2002 £m	31 Res
Profit/(loss) attributable to shareholders	153.0	
Dividends	(238.9)	(
	(85.9)	(
Other recognised gains and losses relating to the period	0.6	
New share capital subscribed	8.9	
Issue/redemption expenses	(9.3)	
Amounts added from profit and loss account reserve in respect of shares issued to the QUEST	2.5	
Redemption of B shares	(1,717.9)	
Purchase of own shares	(52.0)	'
Goodwill transferred to profit and loss account on sale/closure of businesses	368.2	
Net reduction in shareholders' funds	(1,484.9)	(
Opening shareholders' funds as previously stated	4,645.4	4,
Prior year adjustment (see note 7)	(79.6)	'
Opening shareholders' funds as restated	4,565.8	4,
Closing shareholders' funds	3,080.9	4,

Consolidated cash flow statement

	52 weeks ended 30 March 2002 £m	52 31
Cash inflow from operating activities (see note 10)	1,093.7	
Returns on investments and servicing of finance		
Interest received	38.8	
Interest paid	(2.0)	
Dividends paid to minorities	-	
Net cash inflow from returns on investments and servicing of finance	36.8	
Taxation		
UK corporation tax paid	(172.0)	(1
Overseas tax paid	(7.4)	
Cash outflow for taxation	(179.4)	(1
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(285.7)	(
Sale of tangible fixed assets	455.6	
Purchase of fixed asset investments	(2.9)	'
Sale of fixed asset investments	9.0	
Net cash inflow/(outflow) for capital expenditure and financial investment	176.0	(
Acquisitions and disposals		
Closure of operations	122.2	
Sale of subsidiaries	139.4	
Repayment of loan by joint venture	-	
Cash inflow from acquisitions and disposals	261.6	

Equity dividends paid	(256.7)	(:
Cash inflow before management of liquid resources and financing	1,132.0	
Management of liquid resources and financing		
Management of liquid resources (see note 10 ii)	(29.1)	
Financing (see note 10 iii)	(730.2)	(:
Increase in cash	372.7	

Reconciliation of net cash flow to movement in net debt

	52 weeks ended 30 March 2002 £m	52 31
Increase in cash	372.7	
Cash outflow / (inflow) from increase / (decrease) in liquid resources	29.1	(:
Cash (inflow) / outflow from (increase) / decrease in debt financing (see note 10 iii)	(1,031.7)	
Exchange movements	0.7	'
Movement in net debt	(629.2)	'
Opening net debt	(1,277.8)	(1,:
Closing net debt	(1,907.0)	(1,:

Notes

1. Basis of preparation

The results comprise those of Marks and Spencer Group p.l.c. and its UK and international subsidiaries for the 52 week period ended 30 March 2002 and have been prepared using accounting policies consistent with those adopted last year with the exception of the new accounting standard on deferred tax. The details of this change in accounting policy are set out in note 7. This summary of results does not constitute the full Financial Statements within the meaning of s240 of the Companies Act 1985. The full Financial Statements have been reported on by the Company's auditors, but have not yet been delivered to the Registrar of Companies. The audit report was unqualified and did not contain a Statement under s237(2) or s237(3) of the Companies Act 1985.

The results have been prepared using merger accounting principles following a reconstruction of the group under a Court approved Scheme of Arrangement. In the opinion of the Directors, the Scheme of Arrangement is a group reconstruction rather than an acquisition, since the shareholders of Marks and Spencer Group p.l.c. are the same as the former shareholders in Marks and Spencer p.l.c. and the rights of each shareholder, relative to the others, are unchanged and no minority interest in the net assets of the Group is altered. Therefore, the Directors consider that to record the Scheme of Arrangement as an acquisition by Marks and Spencer Group p.l.c., attributing fair values to the assets and liabilities of the Group and reflecting only the post-Scheme of Arrangements results within these accounts would fail to give a true and fair view of the Group's results and financial position.

Accordingly, merger accounting principles have been adopted. The results are presented as if the Scheme of Arrangement had been effective on 1 April 2001 except for the effect of the capital restructure and subsequent reduction of capital which took place on 22 March 2002. The consolidated profit and loss account combines the results of Marks and Spencer p.l.c. for the 52 week period ended 30 March 2002 with those of the Marks and Spencer Group p.l.c. for the period since its incorporation to 30 March 2002. The comparative figures relate to Marks and Spencer p.l.c. as restated for the effect of the Scheme of Arrangement.

2. Turnover

Turnover (excluding sales taxes for international operations) is analysed as follows:-

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Continuing operations:		
UK Retail (including VAT)		
Clothing, footwear and gifts	3,773.4	3,649.5
Home	373.3	355.8
Foods	3,093.5	2,925.9
	7,240.2	6,931.2
Less : United Kingdom VAT	(665.0)	(638.2)
	6,575.2	6,293.0
International Retail (1)	693.4	686.5
Financial Services	350.8	363.1
Turnover from continuing operations	7,619.4	7,342.6
Discontinued operations:		
Continental Europe	170.2	285.0
Brooks Brothers (including Japan)	345.8	448.1
Turnover from discontinued operations	516.0	733.1
Total turnover	8,135.4	8,075.7

(1) International consists of the Republic of Ireland, Franchises, Hong Kong and Kings Super Markets.

The value of goods exported from the UK, including shipments to international subsidiaries, amounted to £329.8m (last year £436.0m).

3. Operating profit

Operating profit arises as follows:-

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Continuing operations:		
UK Retail		
Before exceptional operating charges	505.2	334.8
Less: exceptional operating charges (see note 5)	-	(26.5)
	505.2	308.3
International Retail	33.3	41.9
Financial Services	84.2	96.3
Segmental operating profit from continuing operations	622.7	446.5
Add: excess interest charged to cost of sales of Financial Services (see note 4)	6.4	7.9
Operating profit from continuing operations	629.1	454.4
Discontinued operations:		
Continental Europe	(42.5)	(34.0)
Less: release of provision made last year	42.5	-
	-	(34.0)
The Americas		
Brooks Brothers (including Japan)	14.9	20.2
Corporate expenses	(0.2)	(0.1)
	14.7	20.1
Operating profit from discontinued operations	14.7	(13.9)
Total operating profit	643.8	440.5

4. Interest charged to cost of sales

Financial Services operating profit is stated after charging £103.7m (last year £115.3m) of interest to cost of sales. This interest represents the cost of funding the Financial Services business as a separate segment, including both intra group interest and third party funding. The amount of third party interest payable by the Group amounted to £116.9m (last year £107.4m). Intra group interest of £6.4m (last year £7.9m), being the excess over third party interest payable, has been added back in the segmental analysis to arrive at total operating profit. The intra group interest added back this year arose in the first half of the year when the interest charged to cost of sales of Financial Services was greater than the interest payable for that period.

5. Exceptional operating charges

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
UK restructuring costs (1)	-	(26.5)

(1) The £26.5m last year was in respect of the closure of the 'Direct' catalogue business (£16.5m) and the reduction of roles at the Group's head office (£10.0m).

6. Non-operating exceptional charges

6A Profit/(loss) on sale of property and other fixed assets

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Provision for loss on 'Direct' assets (1)	-	(19.0)
Other asset disposals (2)	41.2	(64.2)
Profit/(loss) on sale of property and other fixed assets	41.2	(83.2)

(1) Including the restructuring cost of £16.5m disclosed in note 5 above, this gave rise to total closure costs for the 'Direct' catalogue business of £35.5m last year.
(2) Other asset disposals mainly relates to the disposal of UK stores.

6B Provision for loss on operations to be discontinued

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Net closure costs	-	(225.3)

Goodwill previously credited to reserves	-	1.3
Provision for loss on operations to be discontinued	-	(224.0)

The provision for loss on operations to be discontinued represented the expected cost of the closure of the Group's Continental European subsidiaries. Net closure costs included provisions for future trading losses, losses on disposal of fixed assets, property exit costs and redundancy costs.

6C Loss on sale / termination of operations
The loss on sale / termination of operations in the current year is analysed as follows:

	Continental Europe £m	Brooks Brothers £m	Total £m
Net closure costs	(94.3)	-	(94.3)
Less provision made last year	104.3	-	104.3
Net sale proceeds less net assets	-	(8.5)	(8.5)
Goodwill previously written off to reserves	-	(368.2)	(368.2)
	10.0	(376.7)	(366.7)

The loss on disposal last year of £1.7m relates to the sale of the Group's interest in Splendour.com and it stated after a charge of £1.0m for goodwill.

7. Taxation

The taxation charge for the period ended 30 March 2002 reflects an effective tax rate of 29.6% excluding the effect of exceptional items (last year 32.9%). Included in the charge for the year is a credit of £13.2m (last year £8.5m) which is attributable to exceptional charges.

Financial Reporting Standard (FRS) 19 'Accounting for deferred tax' has been adopted with effect from 1 April 2000. FRS19 requires, subject to certain exemptions, deferred tax be recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. The Group's previous accounting policy in respect of deferred tax was to recognise deferred tax to the extent that a liability or asset was likely to be payable or recoverable.

The effect is to reduce profit after tax by £3.3m (last year £6.8m) from £156.7m to £153.4m and to reduce opening net assets by £79.6m from £4,645.4m to £4,565.8m. Earnings per share for the prior year have been restated from 0.0p to a loss of 0.2p and adjusted earnings per share from 11.4p to 11.2p. Other prior year comparatives have been restated accordingly.

8. Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax and minority interests of £153.0m (last year a deficit of £5.5m), and on 2,841,723,149 ordinary shares (last year 2,872,370,247), being the weighted average number of ordinary shares in issue during the year ended 30 March 2002. The weighted average number of ordinary shares used in the calculation of diluted earnings per ordinary share is 2,865,434,256 ordinary shares (last year 2,882,233,080).

An adjusted earnings per share figure has been calculated in addition to the earnings per share required by FRS 14 and is based on earnings excluding the effect of the exceptional items. It has been calculated to allow the shareholders to gain a clearer understanding of the trading performance of the Group. Details of the adjusted earnings per share are set out below:

	52 weeks ended 30 March 2002	52 weeks ended 31 March 2001 Restated
Earnings per share	5.4p	(0.2)p
Exceptional operating charges	-	0.7p
(Profit) / loss on sale of property and other fixed assets	(1.5)p	2.9p
Loss on sale / termination of operations	12.4p	0.1p
Provision for loss on operations to be discontinued	-	7.7p
Adjusted earnings per share	16.3p	11.2p

9. Dividend

The directors have proposed a final dividend of 5.8p per share (last year 5.3p). This makes a total ordinary dividend for the year of 9.5p (last year 9.0p). The total cost of dividends is £238.9m (last year £258.3m). The ordinary shares will be quoted ex dividend on 29 May 2002. The final dividend will be paid on 19 July 2002 to shareholders whose names are on the Register of Members at the close of business on 31 May 2002. Shareholders may choose to take this dividend in shares or in cash.

10. Analysis of cash flows given in the cash flow statement

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Operating activities		
Operating profit	643.8	440.5
Exceptional operating items	-	26.5
Operating profit before exceptional charges	643.8	467.0
Release of provision against European trading losses	(42.5)	-
Depreciation	249.6	275.9

Decrease / (increase) in working capital (see note (i))	272.8	(36.2)
Net cash inflow before exceptional items	1,123.7	706.7
Exceptional operating cash outflow	(30.0)	(30.3)
Cash inflow from operating activities	1,093.7	676.4

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
(i) Increase in working capital		
Decrease in stocks	66.2	14.7
Decrease / (increase) in customer advances	76.2	(117.8)
Increase in creditors	174.9	23.1
Other working capital movements	(44.5)	43.8
	272.8	(36.2)
(ii) Management of liquid resources		
(Increase) / decrease in cash deposits treated as liquid resources	(16.3)	135.5
Net sale / (purchase) of government securities	19.6	(67.5)
Net purchase of listed investments	(36.8)	(0.3)
Net (purchase) / sale of unlisted investments	(0.3)	2.0
Net sale of unlisted investments on sale of business	4.7	-
Net decrease in short-term deposits	-	194.0
Cash (outflow) / inflow from (increase) / decrease in liquid resources	(29.1)	263.7
(iii) Financing		
(Decrease) / increase in bank loans, overdrafts and commercial paper treated as financing	(268.6)	76.0
Issue / (redemption) of medium term notes	977.5	(310.8)
Issue of securitised loan notes	319.4	-
Increase / (decrease) in other creditors treated as financing	3.4	(11.1)
Debt financing as shown in analysis of net debt	1,031.7	(245.9)
Purchase of own shares	(52.0)	(20.3)
Redemption of B shares	(1,717.9)	-
Issue/redemption expenses	(9.3)	-
Shares issued under employees' share schemes	17.3	0.8
Net cash outflow from decrease in financing	(730.2)	(265.4)

11. Date of approval

The financial statements for the period ended 30 March 2002 were approved by the Directors on 20 May 2002.

5

02 DEC 30 AM 8:09

Marks & Spencer Group PLC
21 May 2002

Marks and Spencer Group p.l.c.

Preliminary Results Announcement

Year ended 30 March 2002

HIGHLIGHTS

- Group turnover from continuing operations up 3.8% to £7,619.4m, with a second half increase of 6.9%
- Group operating profit from continuing operations before exceptional charges up 30.8% to £629.1m
- Group profit before tax and exceptional items from continuing operations up 30.7% to £646.7m
- Adjusted earnings per share up 45.5% to 16.3 pence per share
- Final dividend per share of 5.8 pence, up 9.4%, giving a full year dividend of 9.5 pence per share (+ 5.6%)
- Delivery of the restructuring programme, allowing £2bn to be returned to shareholders

The restructuring strategy and recovery plan announced at the end of March last year has been substantially completed. Having exited loss making and non-core activities, the Group is now focused on its core businesses - UK Retail and Financial Services - with a capital structure in place to generate greater earnings per share growth for shareholders.

In UK Retail, customer confidence in Clothing has been restored through improved product appeal and segmentation. The 'Perfect' campaign, with its focus on classically stylish merchandise for core customers continues to be successful. In Womenswear, younger customers have been attracted to the stores through the addition of the per una ranges, whilst the more traditional customers have responded to the Classic Shops. In Menswear, the initial response to the Blue Harbour ranges has been encouraging. The availability, quality and fit of merchandise have improved and with the launch of the spring ranges, market share has increased across adult clothing.

The business continues to benefit from changes in the way it sources merchandise and the planned improvement in the Clothing buying margin of 3 percentage points has been achieved over the last 12 months.

In Home, 27 concept shops have been created within larger stores and progress to date has been encouraging.

The Food business has performed well and market share has been maintained in a competitive trading environment. Customers continue to appreciate the enticing food offer and high quality. Five Simply Food stores, small convenient food only stores, have been opened as part of a plan to make the food offer easily available to more customers.

Two-thirds of UK Retail selling space has now been modernised, creating a brighter and more modern environment for customers. A further 100 stores will be renewed in the coming year.

In Financial Services, profits were down on last year. Income from the Chargecard held up well, but personal loan advances have fallen in a very price-competitive environment. In addition, overall profits have been affected by an increase in bad debt charges as the approach to providing for bad debts was revised.

Commenting on the results, Luc Vandevelde, Chairman and Chief Executive said:

'We have made good progress and believe that we have turned the corner. However I recognise our performance was helped by the buoyant High Street trading conditions and now our task is to secure the recovery and to build for our future. There is much to do and we are not complacent. Phase one may be complete, but the plan moves on as we set about growing the business and regaining our pre-eminent position in the UK market.

In phase two our strategy will deliver the following:

- A more efficient supply chain which will use scale advantage to deliver further improvements in quality, appeal and value;
- Small food stores (20 this year) which will make our food offer more

accessible to more people more often;
- A wider offer for our customers in Home this autumn and a trial of two large stand-alone 'Home Stores' in 2003/04; and
- A pilot of a combined credit and loyalty card to reinvigorate our Financial Services business.

In view of the progress we have made to date, I am pleased to propose a final dividend per share of 5.8 pence, up 9.4%, giving a full year dividend of 9.5 pence per share.'

OPERATING REVIEW

Group Summary

	2002	2001	% inc.
Results from continuing operations	£m	£m	
Turnover			
- retained businesses	7,290.7	7,029.5	3.7%
- Kings Super Markets	328.7	313.1	5.0%
	7,619.4	7,342.6	3.8%
Operating profit before exceptional charges			
- retained businesses	616.5	469.0	31.4%
- Kings Super Markets	12.6	11.9	5.9%
	629.1	480.9	30.8%
Profit before tax and exceptional items	646.7	494.8	30.7%
Earnings per share*	5.4p	(0.2)p	
Adjusted earnings per share*	16.3p	11.2p	

* Based on total earnings attributable to shareholders

The year under review has seen a major change in the performance and focus of the Group: there has been a significant turnaround in the performance of UK Retail; loss making operations in Continental Europe have been closed; and non-core businesses in North America have been sold or negotiations are ongoing for their disposal.

The results from continuing operations include sales and operating profits from Kings Super Markets as the intended disposal has not yet been completed. During the year, Kings Super Markets contributed £328.7m to turnover (last year £313.1m) and £12.6m to operating profits (last year £11.9m). The results from Continental Europe (which were provided for last year) and Brooks Brothers have been grouped together and separately disclosed under discontinued operations.

Turnover from continuing operations for retained businesses increased by 3.7% to £7,290.7m. Within this, UK Retail turnover grew by 4.5% but was marginally offset by decreases in turnover for Financial Services and International Retail.

Operating profit from continuing operations (but before exceptional charges) increased by 30.8% to £629.1m. This was driven by the improvement in performance of UK Retail, where operating profits before exceptional items increased by 50.9% to £505.2m, offset by decreases in operating profits from Financial Services and International Retail.

Two transactions during the year gave rise to significant non-operating exceptional items. Firstly, the sale and leaseback of 78 smaller stores delivered a profit of £50.0m which is included in the overall profit on disposal of fixed assets of £41.2m. Secondly, the disposal of Brooks Brothers for £157.1m gave rise to a substantial accounting loss of some £376.7m. This loss reflects a charge of £368.2m for goodwill which was written off to reserves when Brooks Brothers was acquired and which we are now required to charge through the profit and loss account. Excluding goodwill, the loss on disposal was £8.5m subject to finalisation of the sale process.

Net interest income increased by £3.7m despite lower average interest rates, as a result of higher average cash balances, which benefited from the proceeds of disposal of businesses and properties.

Profit before tax was £335.9m compared to £145.5m last year. Excluding the results from discontinued operations, and exceptional items, profit before tax was £646.7m compared to £494.8m in the previous year, an increase of 30.7%. The tax charge reflects an effective tax rate of 29.6% (excluding the effect of exceptional items) compared to 32.9% last year. These rates reflect the adoption of a new accounting standard on deferred tax which has increased the effective rate of tax by 0.5 percentage points (last year 1.4 percentage points).

Basic earnings per share were 5.4p; eliminating the effect of exceptional items, the adjusted earnings per share were 16.3p, an increase of 45.5% on last year. A final dividend of 5.8p per share has been recommended by the Board, giving a total of 9.5p for the year (last year 9.0p). Excluding the effect of exceptional items, the dividend is covered 1.95 times.

The Group generated an operating cash flow for the year of £1,093.7m, significantly up on the £676.4m achieved last year. Cash inflow before funding

of £1,132.0m includes the proceeds from the sale and leaseback of properties, the sale of Brooks Brothers and the closure of Europe. Together with new debt in the form of public bonds and securitisation of the property portfolio, this has been used to fund the redemption of B shares. Overall net debt has increased to £1,907.0m (last year £1,277.8m), after returning £1.7bn to date out of the £2bn to be returned to shareholders.

UK Retail

	2002	2001	% inc
	£m	£m	
Turnover (excluding VAT)	6,575.2	6,293.0	4.5%
Operating profit before exceptional charges	505.2	334.8	50.9%

Turnover (excluding VAT) was up 4.5% on last year at £6,575.2m. Including VAT, turnover was up 4.5% on last year, 4.0% on a like-for-like basis. Within this, the average selling price for general merchandise decreased by approximately 2%, but was more than offset by increases in volumes.

The quarterly sales performance is set out below, and clearly shows the improvement in performance following the launch of the autumn ranges in early September.

	Q1	Q2	H1	Q3	Q4	H2	TOTAL
Increase/(decrease) on last year	%	%	%	%	%	%	%
Clothing, footwear and gifts	(9.1)	0.8	(4.8)	8.0	16.5	10.6	3.4
Home	(1.5)	6.6	2.0	9.9	6.2	7.3	4.9
Food	5.9	4.9	5.4	6.0	6.0	6.0	5.7
Total	(2.6)	2.8	(0.2)	7.3	10.9	8.4	4.5

The second half Clothing performance was significantly better than the first, as customers reacted positively to the improvements in product appeal, quality and fit. In Womenswear, this was helped by changes made to product segmentation ranging from the per una collection, targeting younger customers, through the ' Perfect' ranges, to the Classic shops for the more traditional customer. The momentum was maintained with the 'Magic & Sparkle' Christmas campaign and the launch of the spring ranges in January, together with the Blue Harbour branding of the casual Menswear ranges. Customer response to the spring ranges in Womenswear and Menswear has been encouraging.

Lingerie experienced supply chain and availability issues in the first half, which have now been resolved, and made steady progress against last year in the second half, gaining market share.

The Childrenswear market remains competitive and action was taken early in the year to realign prices. Subsequent sales volumes were however insufficient to offset the reductions in selling prices. In August, we formed the Zip Project with Desmond & Sons. This venture was established to increase the speed, efficiency and cost effectiveness of the Childrenswear supply chain, enabling customers to benefit from better prices and faster access to more fashionable clothing. To date, we have invested £6.3m of revenue costs in this venture and the first products will start to come into stores from July 2002.

The actions taken to consolidate the supply base and produce more merchandise overseas continue to deliver benefits in the Clothing buying margin, which is 3 percentage points higher than last year. Together with improvements in appeal, quality and fit, which resulted in a decrease in the proportion of merchandise sold at reduced prices, this has delivered a significant improvement in the Clothing gross profit. Going forward, we aim to exploit the opportunities that exist to improve the speed and flexibility of the supply chain.

The performance of the Home business was adversely affected at the start of the year by the announcement to close the 'Direct' clothing catalogue business. This impact was short-lived and sales subsequently improved, further helped by two Chargecard events in October and February. During the year, we have created 27 Home concept stores within our larger stores.

The performance of the Food business was relatively constant throughout the year, even against challenging comparatives for the second half of last year. Overall, we maintained our market share in a competitive environment. We have extended the reach of our offer, having opened two stand-alone 10,000 sq. ft. food stores and two 3,000 sq. ft. Simply Food outlets. In addition, three outlets have been opened at railway stations in partnership with Compass Group. In the coming year, we plan to open 20 Simply Food stores with a further 30 to follow.

Operating costs increased by 3.6% for the full year. Full year operating costs include:

- £26.0m of additional pension costs following an actuarial valuation of the pension scheme;
- an additional £52.8m in respect of performance bonuses for management and store staff which was shared across 56,000 employees; and
- £17.8m on store modernisation.

These have been partially offset by savings in consultancy fees, marketing and IT costs and cost savings arising out of the closure of the 'Direct' clothing catalogue operation. In the second half, there was an additional £9.8m of rental expense following the sale and leaseback transaction.

Excluding performance bonuses, UK Retail operating costs increased by 0.5%.

We modernised 100 stores during the year, including the addition of 50 new

Beauty shops and a further 30 Coffee shops, at a total cost of approximately £140m. This includes £17.8m of revenue costs referred to above. We have plans to modernise a further 100 stores in the coming year at a cost of approximately £60m (including business unit schemes) representing approximately 20% of UK Retail selling space.

We have also introduced new programmes into stores to help drive improved performance. The Foundations for Success programme established new ways of working, higher targets for customer service and a focus on in-store standards. These have encouraged greater ownership of individual store performance and, as a result, employees have been rewarded accordingly.

UK capital expenditure for the year was approximately £265m, including expenditure on new and extended stores (£62m) and modernisation (£122m). Total selling space declined from 12.4m sq. ft. to 12.2m sq. ft. Capital expenditure is expected to be broadly level in the coming year.

Financial Services

Operating profit from Financial Services decreased by £12.1m to £84.2m. Within this, the operating profit from Financial Services retailing activities was £73.2m (last year £81.5m). The balance of the operating profit is attributable to the captive insurance company which was affected by negative investment returns for the year as a whole due to falls in the underlying markets.

The proportion of retail sales made on the Chargecard has stabilised at approximately 20%. The number of active Chargecard accounts decreased during the year, but with the average outstanding balance per customer increasing by 7%, average customer borrowings have been broadly level year on year. Together with an improved net interest margin, this has led to an overall increase in net income.

In a very competitive environment personal loan advances have fallen. During the year, we reviewed the bad debt policy and amended our approach to providing for bad debts. This resulted in a revised write off policy which, together with an increase in the proportion of balances in arrears and a strengthening of provisions in line with other providers, has led to an increase in bad debt charges of £11.9m (across all credit products) compared to last year. This is a one-off adjustment to reflect our experience on the historic book.

In other areas, the number of new life and pension policies has fallen year-on-year in a competitive market and personal lines insurance and mortgage protection products have not grown to sufficient scale.

During the period, we have looked at ways of more effectively leveraging the synergies between our retail and financial services businesses. We have held two discount days in stores for our Chargecard customers which were well received. Later this year we intend to pilot a combined credit and loyalty card in two regions of the UK, as part of a plan to strengthen and extend the relationship with our customers. It is expected that the impact of the pilot will add approximately £35m to Financial Services operating costs in the coming year. This includes the cost of the pilot together with necessary infrastructure costs. However, we expect to reduce our on-going operating costs by some £10m.

International Retail

Turnover for the year in the overseas businesses (Republic of Ireland, franchises, Hong Kong and Kings Super Markets) increased by 1.0%. Turnover for the retained overseas businesses (excluding Kings Super Markets) decreased by 2.3% to £364.7m (a 3.0% decrease at constant exchange rates), resulting from weaker performances in certain key franchises and Hong Kong, although franchise sales improved in the final quarter.

Operating profit for International Retail was down 20.5% at £33.3m with operating profits for retained overseas businesses down 31.0% at £20.7m. Within this, our business in the Republic of Ireland performed ahead of last year, but some of our franchise partners experienced difficult trading conditions. Our business in Hong Kong, which we have decided to retain and run as if it were a franchise, also traded below last year's level in a weak economy. It also incurred approximately £5m in restructuring and abortive sale costs which have been charged in arriving at the operating profit of £20.7m referred to above.

Discontinued operations

During the year, we closed the Continental European operation and sold Brooks Brothers. The results of these businesses up until the dates of closure or disposal are reported under discontinued operations.

The cost of exiting the European operation, including ongoing trading losses, was provided for last year. To date we have incurred closure costs of £136.8m, including £42.5m of trading losses. The provision we set up at 31 March 2001 has been utilised against these costs and we have released £10.0m as we now expect the total cost of closure to be less than originally anticipated.

Brooks Brothers was sold at a loss of £376.7m, after taking into account goodwill previously written off to reserves.

Cash flow

Cash inflow from operating activities has increased by £417.3m to £1,093.7m.

Within this, the cash inflow from retailing activities was £853.5m (last year £654.2m) and the cash inflow from financial services activities was £240.2m (last year £22.2m), as a result of the year-on-year decrease in customer advances.

During the year, the Group acquired tangible fixed assets totalling £290.5m (last year £255.7m). After taking into account the timing of payments the cash outflow for capital expenditure was £285.7m (last year £269.8m).

Sale of tangible fixed assets through the sale and leaseback of property and the disposal of other assets generated cash of £455.6m.

The sale of Brooks Brothers and the closure of Continental Europe realised £261.6m for the Group, net of costs and cash included in net assets sold.

Balance sheet restructuring

The restructuring plans announced at the end of last year have been substantially completed. We have:

- closed loss making operations in Continental Europe and the 'Direct' clothing catalogue operation;
- sold Brooks Brothers for $225m (£157.1m); and
- raised £777.4m (net of costs) from the property portfolio through sale and leaseback (£344.1m), securitisation (£321.5m) and the disposal of other properties (£111.8m), but we have retained ownership of prime retail assets in key locations with a net book value of over £2bn.

In addition, we raised £712.2m (net of costs) from the issue of two public bonds and a further £265.3m (net) under the Medium Term Note programme, introducing a level of gearing into the retail balance sheet.

At the end of the period, the weighted average interest rate on group borrowings was 5.8%.

These actions allowed us to propose a return of £2bn to shareholders by way of a Court approved Scheme of Arrangement. In March, we returned approximately £1.7bn to those shareholders who had elected to redeem the B shares issued as part of the Scheme of Arrangement. Approximately 394 million B shares with an aggregate nominal value of £276m remain in issue and shareholders will have the opportunity to redeem these in September and at six monthly intervals thereafter.

Following the return of capital, total gearing is 46.9%, with retail gearing at 27.0%.

Pro-forma earnings

The sale and leaseback transaction and return of capital to shareholders will have a significant effect on earnings in the coming year. If these transactions had occurred at the beginning of the year, then we estimate that our earnings from continuing operations (excluding Kings Super Markets) and before exceptional items, would have been as follows:

	2002 Pro-forma £m
Turnover	7,291
Operating Profit	602
Interest expense	(49)
Profit before tax	553
Earnings per share	16.7p
Retail fixed charge cover	6.0x

Accounting for pensions

Financial Reporting Standard 17 (FRS17) 'Retirement Benefits' was issued in November 2000 to replace SSAP24 'Accounting for Pension Costs' and is fully effective for the accounting periods ending on or after 22 June 2003. This year the Group has continued to account for pension costs under SSAP24 although in accordance with the FRS17 transitional arrangements, certain additional disclosures will be included in the notes to the financial statements.

The actuary of the Group's UK defined benefit pension scheme carried out a formal valuation of the scheme as at 31 March 2001. This valuation revealed a shortfall of £134m (£94m after deferred tax) in the market value of the assets of £3,102m compared to the actuarial liability for pension benefits (a funding level of 96%).

In accordance with FRS17, the actuary has updated that valuation of the UK scheme to 30 March 2002. The results of this update show that the deficit has increased to £400m (£280m after deferred tax).

The increase in the deficit over the year is attributable to the actuarial loss that would have been recognised through the Statement of Recognised Gains and Losses if FRS17 had been fully implemented. Approximately £60m of the increase in the deficit over the year results from a reduction in the corporate bond rate

(used to discount the liabilities) from 6.0% to 5.9% with the balance due largely to a lower than expected value of the assets in the fund.

The FRS17 net pension liability has no impact on pension funding and as a consequence has no impact on the Group's current or future cash flow or reported earnings. Had the Group charged pension costs to the profit and loss account under FRS17, the charge would have been in the region of £100m compared to the current charge of £148m under SSAP24.

Outlook for 2002/03

The UK clothing market remains strong, however it is unlikely that current consumer spending levels will be maintained.

Food sales will be adversely affected by no Easter trading periods in 2002/03 compared to two in 2001/02. This will impact sales by approximately 0.7% for the full year.

We anticipate further improvement in the Clothing buying margin of approximately 1 percentage point, reflecting the remaining benefits of the action to consolidate and relocate our manufacturing base first announced in 1999. This includes the gross margin improvement in Zip.

We expect to deliver lower clothing markdowns in the first half of 2002/03, following the improved performance in the second half of 2001/02, and are targeting a full year reduction in markdown costs of 10%.

Underlying UK Retail operating costs including logistics for 2002/03 are budgeted to increase marginally ahead of inflation. In addition, there will be:

- the full year impact, approximately £25m, of the sale and leaseback transaction;
- one-off costs of approximately £10m, which will be incurred principally for IT and infrastructure in preparation for the relocation of the Corporate Head Office; and
- additional costs of approximately £15m relating to the Zip Project offset by a corresponding benefit in the Childrenswear gross margin.

Taking these into account, UK Retail operating costs will increase by approximately 5%.

In addition, the pilot of a combined credit and loyalty card will add approximately £35m to Financial Services operating costs in the coming year. This includes both the cost of the pilot together with necessary infrastructure costs. However, we expect our on-going operating costs to decrease by some £10m and bad debts to return to the level experienced in the previous year.

The effective tax rate is expected to be 30%.

Group capital expenditure is expected to be in the region of £300m.

Consolidated profit and loss account

	Notes	52 weeks ended 30 March 2002			52 weeks ended 31 March 20(		
		Continuing Operations £m	Discontinued Operations £m	Total £m	Continuing Operations Restated £m	Discontinued Operations Restated £m	Res
Turnover	2	7,619.4	516.0	8,135.4	7,342.6	733.1	8,
Operating profit:							
Continuing operations:							
Before exceptional charges		629.1	-	629.1	480.9	-	
Exceptional operating charges	5	-	-	-	(26.5)	-	,
Continental European operations		-	(42.5)	(42.5)	-	(34.0)	,
Less provision made last year		-	42.5	42.5	-	-	
Other discontinued operations		-	14.7	14.7	-	20.1	
Total operating profit	3	629.1	14.7	643.8	454.4	(13.9)	
Profit / (loss) on sale of property and other fixed assets	6A	41.2	-	41.2	(83.0)	(0.2)	,
Provision for loss on operations to be discontinued	6B	-	-	-	-	(224.0)	(2
Loss on sale / termination of operations:	6C						
Loss arising on sale / closure		-	(102.8)	(102.8)	(1.7)	-	
Less provision made last year		-	104.3	104.3	-	-	
		-	1.5	1.5	(1.7)	-	
Goodwill previously written off		-	(368.2)	(368.2)	-	-	
Net loss on sale / termination of operations		-	(366.7)	(366.7)	(1.7)	-	
Net interest income	4	17.6	-	17.6	13.9	-	
Profit on ordinary activities before taxation		687.9	(352.0)	335.9	383.6	(238.1)	
Taxation on ordinary activities	7	(195.1)	12.6	(182.5)	(146.3)	(3.2)	(1
Profit on ordinary activities after taxation		492.8	(339.4)	153.4	237.3	(241.3)	
Minority interests (all equity)		1.1	(1.5)	(0.4)	0.5	(2.0)	
Profit attributable to shareholders		493.9	(340.9)	153.0	237.8	(243.3)	
Dividends	9	(238.9)	-	(238.9)	(258.3)	-	(2
Retained profit/(loss) for the period		255.0	(340.9)	(85.9)	(20.5)	(243.3)	(2
Earnings per share	8			5.4p			,

Diluted earnings per share	8	5.4p	'
Adjusted earnings per share	8	16.3p	
Diluted adjusted earnings per share	8	16.2p	
Dividend per share	9	9.5p	

Consolidated statement of total recognised gains and losses

	52 weeks ended 30 March 2002 £m	52 31 Res
Profit/(loss) attributable to shareholders	153.0	
Exchange differences on foreign currency translation	0.1	
Unrealised surplus / (deficit) on revaluation of investment properties	0.5	
Total recognised gains and losses relating to the period	153.6	
Prior year adjustment (see note 7)	(79.6)	
Total recognised gains and losses since last annual report	74.0	

(*) Prior comparatives have been restated due to the adoption of Financial Reporting Standard (FRS) 19 'Deferred tax' - see note 7

Consolidated balance sheet

	As at 30 March 2002 £m	31 Res
Fixed assets		
Tangible assets	3,381.2	4,
Investments	50.3	
	3,431.5	4,
Current assets		
Stocks	325.3	
Debtors	2,619.3	2,
Cash and investments	816.1	
	3,760.7	3,
Current liabilities		
Creditors: amounts falling due within one year	(1,750.8)	(1,9
Net current assets	2,009.9	1,
Total assets less current liabilities	5,441.4	5,
Creditors: amounts falling due after more than one year	(2,156.3)	(7
Provisions for liabilities and charges	(203.8)	(3
Net assets	3,081.3	4,
Capital and reserves		
Called up share capital	852.7	
Share premium account	2.8	
Capital redemption reserve	1,717.9	
Revaluation reserve	387.3	
Other reserve	(6,542.2)	
Profit and loss account	6,662.4	3,
Shareholders' funds (including non-equity interests)	3,080.9	4,
Minority interests (all equity)	0.4	
Total capital employed	3,081.3	4,
Equity shareholders' funds	2,804.9	4,
Non-equity shareholders' funds	276.0	
Total shareholders' funds	3,080.9	4,

Reconciliation of movements in shareholders' funds

	As at 30 March 2002 £m	31 Res
Profit/(loss) attributable to shareholders	153.0	
Dividends	(238.9)	(2
	(85.9)	(2
Other recognised gains and losses relating to the period	0.6	
New share capital subscribed	8.9	
Issue/redemption expenses	(9.3)	
Amounts added from profit and loss account reserve in respect of shares issued to the QUEST	2.5	
Redemption of B shares	(1,717.9)	
Purchase of own shares	(52.0)	'
Goodwill transferred to profit and loss account on sale/closure of businesses	368.2	
Net reduction in shareholders' funds	(1,484.9)	(2
Opening shareholders' funds as previously stated	4,645.4	4,
Prior year adjustment (see note 7)	(79.6)	'
Opening shareholders' funds as	4,565.8	4,

restated		
Closing shareholders' funds	3,080.9	4,

Consolidated cash flow statement

	52 weeks ended 30 March 2002 £m	52 31
Cash inflow from operating activities (see note 10)	1,093.7	
Returns on investments and servicing of finance		
Interest received	38.8	
Interest paid	(2.0)	
Dividends paid to minorities	-	
Net cash inflow from returns on investments and servicing of finance	36.8	
Taxation		
UK corporation tax paid	(172.0)	(1
Overseas tax paid	(7.4)	
Cash outflow for taxation	(179.4)	(1
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(285.7)	(2
Sale of tangible fixed assets	455.6	
Purchase of fixed asset investments	(2.9)	
Sale of fixed asset investments	9.0	
Net cash inflow/(outflow) for capital expenditure and financial investment	176.0	(2
Acquisitions and disposals		
Closure of operations	122.2	
Sale of subsidiaries	139.4	
Repayment of loan by joint venture	-	
Cash inflow from acquisitions and disposals	261.6	
Equity dividends paid	(256.7)	(2
Cash inflow before management of liquid resources and financing	1,132.0	
Management of liquid resources and financing		
Management of liquid resources (see note 10 ii)	(29.1)	
Financing (see note 10 iii)	(730.2)	(2
Increase in cash	372.7	

Reconciliation of net cash flow to movement in net debt

	52 weeks ended 30 March 2002 £m	52 31
Increase in cash	372.7	
Cash outflow / (inflow) from increase / (decrease) in liquid resources	29.1	(2
Cash (inflow) / outflow from (increase) / decrease in debt financing (see note 10 iii)	(1,031.7)	
Exchange movements	0.7	
Movement in net debt	(629.2)	
Opening net debt	(1,277.8)	(1,2
Closing net debt	(1,907.0)	(1,2

Notes

1. Basis of preparation

The results comprise those of Marks and Spencer Group p.l.c. and its UK and international subsidiaries for the 52 week period ended 30 March 2002 and have been prepared using accounting policies consistent with those adopted last year with the exception of the new accounting standard on deferred tax. The details of this change in accounting policy are set out in note 7. This summary of results does not constitute the full Financial Statements within the meaning of s240 of the Companies Act 1985. The full Financial Statements have been reported on by the Company's auditors, but have not yet been delivered to the Registrar of Companies. The audit report was unqualified and did not contain a Statement under s237(2) or s237(3) of the Companies Act 1985.

The results have been prepared using merger accounting principles following a reconstruction of the group under a Court approved Scheme of Arrangement. In the opinion of the Directors, the Scheme of Arrangement is a group reconstruction rather than an acquisition, since the shareholders of Marks and Spencer Group p.l.c. are the same as the former shareholders in Marks and Spencer p.l.c. and the rights of each shareholder, relative to the others, are unchanged and no minority interest in the net assets of the Group is altered. Therefore, the Directors consider that to record the Scheme of Arrangement as an acquisition by

Marks and Spencer Group p.l.c., attributing fair values to the assets and liabilities of the Group and reflecting only the post-Scheme of Arrangements results within these accounts would fail to give a true and fair view of the Group's results and financial position.

Accordingly, merger accounting principles have been adopted. The results are presented as if the Scheme of Arrangement had been effective on 1 April 2001 except for the effect of the capital restructure and subsequent reduction of capital which took place on 22 March 2002. The consolidated profit and loss account combines the results of Marks and Spencer p.l.c. for the 52 week period ended 30 March 2002 with those of the Marks and Spencer Group p.l.c. for the period since its incorporation to 30 March 2002. The comparative figures relate to Marks and Spencer p.l.c. as restated for the effect of the Scheme of Arrangement.

2. Turnover

Turnover (excluding sales taxes for international operations) is analysed as follows:-

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Continuing operations:		
UK Retail (including VAT)		
Clothing, footwear and gifts	3,773.4	3,649.5
Home	373.3	355.8
Foods	3,093.5	2,925.9
	7,240.2	6,931.2
Less : United Kingdom VAT	(665.0)	(638.2)
	6,575.2	6,293.0
International Retail (1)	693.4	686.5
Financial Services	350.8	363.1
Turnover from continuing operations	7,619.4	7,342.6
Discontinued operations:		
Continental Europe	170.2	285.0
Brooks Brothers (including Japan)	345.8	448.1
Turnover from discontinued operations	516.0	733.1
Total turnover	8,135.4	8,075.7

(1) International consists of the Republic of Ireland, Franchises, Hong Kong and Kings Super Markets.

The value of goods exported from the UK, including shipments to international subsidiaries, amounted to £329.8m (last year £436.0m).

3. Operating profit

Operating profit arises as follows:-

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Continuing operations:		
UK Retail		
Before exceptional operating charges	505.2	334.8
Less: exceptional operating charges (see note 5)	-	(26.5)
	505.2	308.3
International Retail	33.3	41.9
Financial Services	84.2	96.3
Segmental operating profit from continuing operations	622.7	446.5
Add: excess interest charged to cost of sales of Financial Services (see note 4)	6.4	7.9
Operating profit from continuing operations	629.1	454.4
Discontinued operations:		
Continental Europe	(42.5)	(34.0)
Less: release of provision made last year	42.5	-
	-	(34.0)
The Americas		
Brooks Brothers (including Japan)	14.9	20.2
Corporate expenses	(0.2)	(0.1)
	14.7	20.1
Operating profit from discontinued operations	14.7	(13.9)
Total operating profit	643.8	440.5

4. Interest charged to cost of sales

Financial Services operating profit is stated after charging £103.7m (last year £115.3m) of interest to cost of sales. This interest represents the cost of funding the Financial Services business as a separate segment, including both intra group interest and third party funding. The amount of third party interest payable by the Group amounted to £116.9m (last year £107.4m). Intra group interest of £6.4m (last year £7.9m), being the excess over third party interest payable, has been added back in the segmental analysis to arrive at total operating profit. The intra group interest added back this year arose in the first half of the year when the interest charged to cost of sales of Financial

Services was greater than the interest payable for that period.

5. Exceptional operating charges

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
UK restructuring costs (1)	-	(26.5)

(1) The £26.5m last year was in respect of the closure of the 'Direct' catalogue business (£16.5m) and the reduction of roles at the Group's head office (£10.0m).

6. Non-operating exceptional charges

6A Profit/(loss) on sale of property and other fixed assets

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Provision for loss on 'Direct' assets (1)	-	(19.0)
Other asset disposals (2)	41.2	(64.2)
Profit/(loss) on sale of property and other fixed assets	41.2	(83.2)

(1) Including the restructuring cost of £16.5m disclosed in note 5 above, this gave rise to total closure costs for the 'Direct' catalogue business of £35.5m last year.
(2) Other asset disposals mainly relates to the disposal of UK stores.

6B Provision for loss on operations to be discontinued

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Net closure costs	-	(225.3)
Goodwill previously credited to reserves	-	1.3
Provision for loss on operations to be discontinued	-	(224.0)

The provision for loss on operations to be discontinued represented the expected cost of the closure of the Group's Continental European subsidiaries. Net closure costs included provisions for future trading losses, losses on disposal of fixed assets, property exit costs and redundancy costs.

6C Loss on sale / termination of operations
The loss on sale / termination of operations in the current year is analysed as follows:

	Continental Europe £m	Brooks Brothers £m	Total £m
Net closure costs	(94.3)	-	(94.3)
Less provision made last year	104.3	-	104.3
Net sale proceeds less net assets	-	(8.5)	(8.5)
Goodwill previously written off to reserves	-	(368.2)	(368.2)
	10.0	(376.7)	(366.7)

The loss on disposal last year of £1.7m relates to the sale of the Group's interest in Splendour.com and it stated after a charge of £1.0m for goodwill.

7. Taxation

The taxation charge for the period ended 30 March 2002 reflects an effective tax rate of 29.6% excluding the effect of exceptional items (last year 32.9%). Included in the charge for the year is a credit of £13.2m (last year £8.5m) which is attributable to exceptional charges.

Financial Reporting Standard (FRS) 19 'Accounting for deferred tax' has been adopted with effect from 1 April 2000. FRS19 requires, subject to certain exemptions, deferred tax be recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. The Group's previous accounting policy in respect of deferred tax was to recognise deferred tax to the extent that a liability or asset was likely to be payable or recoverable.

The effect is to reduce profit after tax by £3.3m (last year £6.8m) from £156.7m to £153.4m and to reduce opening net assets by £79.6m from £4,645.4m to £4,565.8m. Earnings per share for the prior year have been restated from 0.0p to a loss of 0.2p and adjusted earnings per share from 11.4p to 11.2p. Other prior year comparatives have been restated accordingly.

8. Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax and minority interests of £153.0m (last year a deficit of £5.5m), and on 2,841,723,149 ordinary shares (last year 2,872,370,247), being the weighted average number of ordinary shares in issue during the year ended 30 March 2002. The weighted average number of ordinary shares used in the calculation of diluted earnings per ordinary share is 2,865,434,256 ordinary shares (last year 2,882,233,080).

An adjusted earnings per share figure has been calculated in addition to the

earnings per share required by FRS 14 and is based on earnings excluding the effect of the exceptional items. It has been calculated to allow the shareholders to gain a clearer understanding of the trading performance of the Group. Details of the adjusted earnings per share are set out below:

	52 weeks ended 30 March 2002	52 weeks ended 31 March 2001 Restated
Earnings per share	5.4p	(0.2)p
Exceptional operating charges	-	0.7p
(Profit) / loss on sale of property and other fixed assets	(1.5)p	2.9p
Loss on sale / termination of operations	12.4p	0.1p
Provision for loss on operations to be discontinued	-	7.7p
Adjusted earnings per share	16.3p	11.2p

9. Dividend

The directors have proposed a final dividend of 5.8p per share (last year 5.3p). This makes a total ordinary dividend for the year of 9.5p (last year 9.0p). The total cost of dividends is £238.9m (last year £258.3m). The ordinary shares will be quoted ex dividend on 29 May 2002. The final dividend will be paid on 19 July 2002 to shareholders whose names are on the Register of Members at the close of business on 31 May 2002. Shareholders may choose to take this dividend in shares or in cash.

10. Analysis of cash flows given in the cash flow statement

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Operating activities		
Operating profit	643.8	440.5
Exceptional operating items	-	26.5
Operating profit before exceptional charges	643.8	467.0
Release of provision against European trading losses	(42.5)	-
Depreciation	249.6	275.9
Decrease / (increase) in working capital (see note (i))	272.8	(36.2)
Net cash inflow before exceptional items	1,123.7	706.7
Exceptional operating cash outflow	(30.0)	(30.3)
Cash inflow from operating activities	1,093.7	676.4

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
(i) Increase in working capital		
Decrease in stocks	66.2	14.7
Decrease / (increase) in customer advances	76.2	(117.8)
Increase in creditors	174.9	23.1
Other working capital movements	(44.5)	43.8
	272.8	(36.2)
(ii) Management of liquid resources		
(Increase) / decrease in cash deposits treated as liquid resources	(16.3)	135.5
Net sale / (purchase) of government securities	19.6	(67.5)
Net purchase of listed investments	(36.8)	(0.3)
Net (purchase) / sale of unlisted investments	(0.3)	2.0
Net sale of unlisted investments on sale of business	4.7	-
Net decrease in short-term deposits	-	194.0
Cash (outflow) / inflow from (increase) / decrease in liquid resources	(29.1)	263.7
(iii) Financing		
(Decrease) / increase in bank loans, overdrafts and commercial paper treated as financing	(268.6)	76.0
Issue / (redemption) of medium term notes	977.5	(310.8)
Issue of securitised loan notes	319.4	-
Increase / (decrease) in other creditors treated as financing	3.4	(11.1)
Debt financing as shown in analysis of net debt	1,031.7	(245.9)
Purchase of own shares	(52.0)	(20.3)
Redemption of B shares	(1,717.9)	-
Issue/redemption expenses	(9.3)	-
Shares issued under employees' share schemes	17.3	0.8
Net cash outflow from decrease in financing	(730.2)	(265.4)

11. Date of approval

The financial statements for the period ended 30 March 2002 were approved by the Directors on 20 May 2002.

The Ultimate Company Announcement Service

(52)

Marks & Spencer Group PLC
10 May 2002

10 May 2002

DIRECTOR SHAREHOLDING

We have received confirmation today that:

- On 9th May 2002 Jack Keenan sold 4,000 B shares in Marks and Spencer Group p.l.c. for US $1 each. His remaining holding is 3,238 ordinary shares.

02 DEC 30 AM 8:10

Note:

B shares are non-voting and are currently trading with a redemption value of 70p. (The next redemption date with the Company is 25 September 2002).

This information is provided by RNS
The company news service from the London Stock Exchange

53

02 DEC 30 AM 8:10

Marks & Spencer Group PLC
10 April 2002

MARKS AND SPENCER GROUP P.L.C.

TRADING STATEMENT

UK Trading:

UK sales (including VAT) for the 11-week period to 30th March 2002 and the 52-week full-year period to the same date were:

	11 weeks to 30th March % on Last Year		52 weeks to 30th March % on Last Year	
	Actual	Like-for-like	Actual	Like-for-like
Clothing, Footwear and Gifts	+16.5		+3.4	
Home	+6.2		+4.9	
General	+15.5	+16.6	+3.5	+3.5
Food	+6.0	+4.5	+5.7	+4.4
Total	+10.9	+10.6	+4.5	+4.0

The impact of an early Easter, together with associated general merchandise promotional activity, was to add an estimated 3% to General and 1.8% to Food sales for the quarter.

Sales progress was achieved in all areas of adult clothing over the quarter resulting in modest gains in market share. The strongest sales performance was in womenswear and menswear.

Food performance was against an exceptionally strong quarter last year of +8.0% due to customers' 'flight to quality' during the foot and mouth outbreak.

International:

Turnover for the full year, in the overseas businesses to be retained, decreased by 3% at constant exchange rates resulting from weaker performance in certain key franchises and Hong Kong.

Financial Services:

Financial Services turnover for the full year was down approximately 4% and personal loan advances have fallen in a very competitive environment.

Commenting on the Trading Statement, Luc Vandevelde, Chairman and Chief Executive, said:

'I am delighted that our customers continue to react positively to the on-going improvements we are making to the appeal of our clothing and to the store environment. More customers are visiting our stores, being tempted to buy and spending more with us.

The response to our Spring ranges in both womenswear and menswear has been particularly encouraging, continuing the progress made over the Christmas period.

The performance of Foods was also good, given we were trading against a very strong period last year.

While pleased with our progress, I recognise our performance was helped by the buoyant High Street trading conditions and the fact we were up against weak comparatives in the fourth quarter last year. We still have a long way to go to recover lost ground, but I am confident that by continuously driving improvements for our customers we can secure the recovery.'

Guidance for 2002/03

- The UK clothing market remains buoyant, reflecting high levels of consumer confidence driven by low interest rates and a strong housing market. We are not assuming, however, that consumer spending levels will continue at the current rates throughout the whole of 2002/03. In addition, our clothing comparative sales will become more challenging as the year progresses.
- Food sales will be adversely affected by no Easter trading periods in 2002

/03 compared to two in 2001/02. This will impact sales by approximately 0.7% for the full year.

- We anticipate further improvement in the clothing primary margin (bought-in margin) of approximately 1% point, reflecting the remaining benefits of the action to consolidate and relocate our manufacturing base, first announced in 1999.
- We expect to deliver lower clothing markdowns in the first half of 2002/03, following the improved performance in the second half of 2001/02.
- Underlying operating costs for 2002/03 are budgeted to increase slightly ahead of inflation. In addition, account should be taken of the following:
  - the full-year impact, approximately £25 million, of the sale and leaseback transaction
  - additional costs of approximately £15 million relating to the new Zip project which will improve the efficiency of our supply chain in childrenswear and lead to improvements in our primary margin in future periods
  - one-off costs of approximately £10 million, which will be incurred principally for I.T and infrastructure in preparation for the move of the Corporate Head Office to Paddington Basin

For further information, please contact:

Alison Reed - Group Finance Director +44 207 268 6740

Tony Quinlan/Nick Jones - Investor Relations +44 207 268 4195/6594

Marks & Spencer Corporate Press Office +44 207 268 1919

The Preliminary Results will be announced on Tuesday, 21st May.

Marks & Spencer Group PLC
8 April 2002

54

8 April 2002

DIRECTOR SHAREHOLDING

We have received confirmation today that on 25th March 2002:

- Alan McWalter redeemed 12,000 B Shares at a price of 70p each
- Dame Stella Rimington redeemed 3,448 B Shares at a price of 70p each

02 DEC 30 AM 8:10

MISS P J BEARD

020 7268 6499

This information is provided by RNS
The company news service from the London Stock Exchange

Marks & Spencer Group PLC
5 April 2002

5 April 2002

Marks and Spencer Group p.l.c. Fourth Quarter Trading Statement

As a mark of respect for Her Majesty Queen Elizabeth The Queen Mother, the Marks and Spencer Group p.l.c. fourth quarter Trading Statement, due to be released on Tuesday, 9 April 2002 will now be released at 7 a.m. on Wednesday, 10 April 2002.

For further information, please contact the Marks & Spencer Corporate Press Office on 020 7268 6436.

02 DEC 30 AM 9:19

(56)

Marks & Spencer Group PLC
3 April 2002

Issued: 3 April 2002

STATEMENT

Contrary to recent speculation, the Marks & Spencer board does not intend to make any announcements about the leadership of the company at this time.

Luc Vandevelde, Chairman and CEO commented:

'We are still in the early stages of recovery and the board believes that it is vital the company keeps to its carefully orchestrated plan delivered in a logical sequence.

We will be announcing an update on the last quarter's trading on 9 April. On 21 May, we will be reporting our preliminary results for the year and will take this opportunity to outline the next phase of our plan.

The board is conscious of the need to continuously adapt the organisation's structure to meet business priorities and, as such, will consider any structural implications as and when it is appropriate.

For further information, please contact:

Sue Sadler Corporate Press Office 020 7268 8642

02 DEC 30 AM 8:13

57

Marks & Spencer Group PLC
3 April 2002

3 April 2002

DIRECTOR SHAREHOLDING

We have received confirmation today that following the redemption of 2,000 B shares held in a PEP, Alison Clare Reed has used the proceeds to purchase 357 shares on 28 March 2002 at a cost of 389.0341p per share. The shares are registered in the name of Marks & Spencer Savings & Investments Limited.

Her total holding now stands at 61,974 ordinary shares.

MISS P J BEARD

020 7268 6499

02 DEC 30 AM 8:10

(58)

Marks & Spencer Group PLC
28 March 2002

28 March 2002

DIRECTOR SHAREHOLDING

We have received confirmation today that, as a result of the capital reorganisation, the following transactions have taken place:

- On 25 March 2002 Laurel Powers-Freeling redeemed 3,261 B Shares held in a PEP at a price of 70p each.
- On 25 March 2002 Mrs Carole Anthea Baldock redeemed 59,900 B Shares at a price of 70p each.
- On 25 March 2002 Brian Baldock redeemed 5,000 B shares at a price of 70p each held in a PEP.
- On 25 March 2002 Mrs Carole Anthea Baldock redeemed 5,000 B shares at a price of 70p each held in a PEP.
- On 25 March 2002 Alison Clare Reed redeemed 2,000 B Shares held in a PEP and will be reinvesting the money within the PEP, which is registered in the name of Marks & Spencer Savings & Investments Limited.
- As a result of the Scheme of Arrangement, two directors have incurred an income tax liability on shares held in the Restricted Share Plan. To meet this tax liability, the following transactions have been carried out:

  a. On 22 March 2002 Roger Holmes sold 57,494 Ordinary Shares at a price of 389p each and on Monday 25 March 2002 redeemed 282,326 B Shares at a price of 70p each.
  b. On 22 March 2002 Alison Clare Reed sold 14,704 Ordinary Shares at a pric of 389p each and on Monday 25 March 2002 redeemed 80,000 B Shares at a price of 70p each.

In addition

- On 21 March 2002 Alison Clare Reed acquired 2 shares in Marks and Spencer Group p.l.c. at a price of 392.31p per share as a result of reinvestment of tax credit in a PEP. The shares are held in the name of Marks & Spencer Savings & Investments Limited.

- David Ronald Norgrove exercised a Sharesave option on 23 March 2002 and acquired 3,633 shares at an option price of 322p each.

The Directors current holdings are as follows:

	Ordinary Shares	B shares
Luc Vandevelde	654,160	808,080
Roger Holmes	173,588	3,130
Alan McWalter	9,714	12,000
David Norgrove	19,697	19,849
Laurel Powers-Freeling	2,639	0
Alison Clare Reed	61,617	4,425
Brian Baldock	56,584	0
Anthony Ball	1,619	2,000
Jack Keenan	3,238	4,000
Kevin Lomax	16,190	20,000
Dame Stella Rimington	2,791	3,448

Marks & Spencer Group PLC
26 March 2002

59

26 March 2002

HOLDING IN COMPANY

Marks and Spencer Group p.l.c. has received notification today that on 21 March 2002 The Capital Group Companies Inc. was interested in 94,808,793 ordinary shares in Marks and Spencer Group p.l.c. representing 4.11% of the issued share capital of the Company. This interest arises by virtue of holdings attributed to a number of companies within the Capital Group who manage funds on behalf of investment clients.

MISS P J BEARD

0207 268 6499

uk-wire.com The Ultimate Company Announcement Service

60

Marks & Spencer Group PLC
25 March 2002

Marks and Spencer Group p.l.c. re Redemption of B Shares

By 6 pm on 22 March 2002, valid Forms of Election in respect of 2,454,183,798 B Shares, representing 86.16 per cent of the B Shares in issue, had been received and not revoked. These B Shares will be redeemed at 70 pence per B Share today, 25 March 2002. Monies due in respect of this redemption will be credited to CREST accounts or despatched by cheque (as applicable) on 28 March 2002.

Following this redemption 394,203,429 B Shares will remain in issue. The next redemption date will be 25 September 2002.

This information is provided by RNS
The company news service from the London Stock Exchange

Marks & Spencer Group PLC
21 March 2002

61

21 March 2002

HOLDING IN COMPANY

Marks and Spencer Group p.l.c. has received notification today that on 19 March 2002 The Capital Group Companies Inc. was interested in 94,792,603 ordinary shares in Marks and Spencer Group p.l.c. representing 3.33% of the issued share capital of the Company. This interest arises by virtue of holdings attributed to a number of companies within the Capital Group who manage funds on behalf of investment clients.

MISS P J BEARD

0207 268 6499

Marks & Spencer Group PLC
21 March 2002

(62)

21 March 2002

DIRECTOR SHAREHOLDING

We have received confirmation today that:

- On 18 March 2002 Jack Keenan acquired 2,000 shares in Marks and Spencer p.l.c. at a price of $5.4162, bringing his total holding to 4,000 shares. The shares are held in the name of UBS PaineWebber.
- On 19 March 2002 Paul Myners acquired 30,000 shares in Marks and Spencer Group p.l.c. at a price of 373.25p.

MISS P J BEARD

0207 268 6499

63

Marks & Spencer Group PLC
20 March 2002

Wednesday 20th March 2002

Marks and Spencer Group p.l.c. re: Reduction of Capital

At a hearing today, the High Court approved the Marks and Spencer Group p.l.c. Reduction of Capital. The Reduction of Capital will become effective on 22 March 2002 when the nominal value of a Marks and Spencer Group p.l.c. ordinary share will be reduced from 245 pence to 25 pence.

To qualify for the B Share redemption on 25 March 2002, holders of B Shares must return their Forms of Election in respect of their Marks and Spencer Group p.l.c. B Shares to Lloyds TSB Registrars by 6pm (or by 4.30pm for USE instructions in CREST) on 22 March 2002.

A further announcement will be made in respect of the elections to redeem B Shares in due course.

(64)

Marks & Spencer Group PLC
19 March 2002

Marks and Spencer Group plc

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 44,162,719 Ordinary shares of 245p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 20,859,113 shares to be issued under the Senior Option Scheme and 23,303,606 shares to be issued under the SAYE Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

This information is provided by RNS
The company news service from the London Stock Exchange

68

(B)

The Directors, whose names appear on page 5 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Application has been made to the UK Listing Authority for the New Ordinary Shares and B Shares to be admitted to the Official List and the London Stock Exchange for such New Ordinary Shares and B Shares to be admitted to trading on the London Stock Exchange, which together, under the Listing Rules of the UK Listing Authority, will constitute official listing on a stock exchange. It is expected that admission of the New Ordinary Shares and B Shares will become effective and that dealings for normal settlement will commence at 8.00 a.m. on 19 March 2002. A copy of this document, which comprises listing particulars relating to Marks and Spencer Group p.l.c. which have been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that act.

No New Ordinary Shares or B Shares have been marketed to, nor are any available for purchase in whole or in part by, the public in the United Kingdom or elsewhere in connection with the admission to the Official List. This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities in Marks & Spencer Group p.l.c.

MARKS &
SPENCER

Marks and Spencer Group p.l.c.

(Incorporated and registered in England and Wales under the Companies Act, registered number 4256886)

02 DEC 30 AM 8:10

Introduction of up to 2,350,000,000 Ordinary Shares of 245 pence each and up to 2,860,000,000 B Shares of 70 pence each to the Official List

Sponsored by Cazenove & Co. Ltd

Cazenove & Co. Ltd, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Marks and Spencer p.l.c. and Marks and Spencer Group p.l.c. and no one else in connection with the listing of the New Ordinary Shares and B Shares and will not be responsible to anyone other than Marks and Spencer p.l.c. or Marks and Spencer Group p.l.c. for providing the protections afforded to its customers or for providing advice in connection with the listing of the New Ordinary Shares and B Shares or the contents of this document.

The date of this document is 29 January 2002.

The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The New Ordinary Shares and B Shares will not be, and are not required to be, registered with the US Securities and Exchange Commission (the "SEC") under the US Securities Act of 1933, as amended, (the "Securities Act") in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of that act. The SEC has not approved or disapproved the New Ordinary Shares and B Shares or the Marks & Spencer Group ADSs or passed upon the adequacy of this document. Any representation to the contrary is a criminal offence in the US. For certain US securities law considerations applicable to overseas shareholders see paragraph 2 of Part 4 and paragraphs 3 and 4 of Part 5 of this document.

Cautionary statement regarding forward-looking statements

This document contains certain statements that are or may be forward-looking with respect to the business, trends, strategy, financial condition and results of operations of Marks & Spencer Group. Statements that are not historical facts, including statements about Marks & Spencer Group's or management's belief and expectations, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. Verbs such as "believe", "anticipate", "expect", "intend", "will" and adjectives or nouns such as "potential", and variations of these words and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. There are a number of factors that could cause actual events and developments to differ materially from those expressed or implied by such forward-looking statements.

Examples of forward-looking statements include, but are not limited to:

(i) projections or expectations of income, profit, dividends, capital structure or any other financial items or ratios;

(ii) statements of plans, objectives or strategic goals, or statements about dispositions or restructuring, of Marks & Spencer Group or its management, in particular statements made in paragraph 4 of Part 1 of this document;

(iii) statements concerning any future economic environment, competitive position or performance;

(iv) statements of assumptions underlying such statements.

Marks & Spencer Group may also make or disclose written and/or oral forward-looking statements in Marks & Spencer Group's annual report and accounts to shareholders, proxy statements, offering circulars, registration statements or prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Marks & Spencer Group to third parties, including financial analysts. Marks & Spencer Group undertakes no obligation to update any of its forward-looking statements.

Expected timetable of principal events

New Ordinary Shares and B Shares in Marks & Spencer Group will be issued to Marks & Spencer Shareholders in connection with the Proposals. Completion of the Proposals are subject to a number of conditions, including approval of the Proposals by Marks & Spencer Shareholders at the Extraordinary General Meeting which is scheduled to take place on 28 February 2002. The following is the expected timetable of the principal events connected with the Proposals.

	2002
Court Meeting and EGM of Marks & Spencer	28 February
Court hearing of the petition to sanction the Scheme	18 March
Last day of dealings in Ordinary Shares[(i)]	18 March
Scheme Record Time[(i)]	5.00 p.m. on 18 March
Effective Date of the Scheme[(i)]	19 March
Dealings in New Ordinary Shares and B Shares commence on the London Stock Exchange[(ii)]	8.00 a.m. on 19 March
Crediting of New Ordinary Shares and B Shares to CREST accounts[(ii)]	19 March
Court hearing of the petition to confirm the Marks & Spencer Group Reduction of Capital[(ii)]	20 March
Marks & Spencer Group Reduction of Capital becomes effective[(ii)]	22 March
Last time for receipt of USE instructions from CREST Shareholders[(ii)]	4.30 p.m. on 22 March
Last time for receipt of Forms of Election[(ii)(iv)]	6.00 p.m. on 22 March
B Shares redeemed by Marks & Spencer Group pursuant to valid elections[(iii)]	25 March
Despatch of cheques and proceeds credited to CREST accounts in respect of the Immediate 70 pence Redemption[(iii)]	by 28 March
Despatch of share certificates for New Ordinary Shares[(iii)]	by 28 March
Despatch of cheques in respect of the sale of fractional entitlements to New Ordinary Shares[(iii)]	by 28 March
Despatch of share certificates in respect of B Shares for those electing for Deferred 70 pence Redemption	by 3 April

Notes

(i) These dates are indicative only and will depend, amongst other things, on the date on which the Court sanctions the Scheme.

(ii) These dates are indicative only and will depend, amongst other things, on the date on which the Scheme becomes effective.

(iii) This date will depend, amongst other things, on the date on which the Scheme becomes effective and the date on which the Court confirms the Marks & Spencer Group Reduction of Capital.

(iv) Forms of Election remain revocable up until 6.00 p.m. on 22 March 2002.

All references to time in this document are to London time unless otherwise stated.

The dates given are based on Marks & Spencer's current expectations and may be subject to change. In particular, certain Court dates are subject to confirmation by the Court.

The timetable with respect to ADS holders is set out in Part 5 of this document.

Contents

SHAREHOLDER HELPLINE TELEPHONE NUMBER:
Freephone 0800 035 2780 (+44 20 7864 9090 if you are calling from outside the UK)
Monday to Friday, 8.30 a.m. to 6.30 p.m. (UK time)

Note: For legal reasons, the Shareholder Helpline will only be able to provide information contained in this document and will be unable to give advice on the merits of the Proposals or to provide financial or taxation advice.

Directors, Company Secretary and Advisers

DIRECTORS	Luc Vandevelde	Chairman and Chief Executive
	Roger Holmes	Director (Managing Director, UK Retail)
	Alan McWalter	Director
	David Norgrove	Director
	Laurel Powers-Freeling	Director (Chief Executive, Financial Services)
	Alison Reed	Finance Director
	Brian Baldock CBE	Non-Executive Director (Senior Independent Director)
	Tony Ball	Non-Executive Director
	Jack Keenan	Non-Executive Director
	Kevin Lomax	Non-Executive Director
	Dame Stella Rimington DCB	Non-Executive Director

all of Michael House, Baker Street, London W1U 8EP

COMPANY SECRETARY	Graham Oakley	REGISTERED AND HEAD OFFICE	Michael House Baker Street London W1U 8EP
SPONSOR, FINANCIAL ADVISER AND BROKER	**Cazenove & Co. Ltd** 12 Tokenhouse Yard London EC2R 7AN	LEGAL ADVISERS ON ENGLISH LAW	**Slaughter and May** 35 Basinghall Street London EC2V 5DB
AUDITORS AND REPORTING ACCOUNTANTS	**PricewaterhouseCoopers** 1 Embankment Place London WC2N 6RH	LEGAL ADVISERS ON US LAW	**Davis Polk & Wardwell** 99 Gresham Street London EC2V 7NG
REGISTRARS	**Lloyds TSB Registrars** The Causeway Worthing West Sussex BN99 6DA		

Part 1 Information on Marks and Spencer Group p.l.c.

1. Introduction

On 29 March 2001, Marks & Spencer announced a number of initiatives to restore profitable growth through focusing on its core UK Retail business. The board also announced its intention to return approximately £2 billion to Shareholders by the end of March 2002, in order to create a more efficient capital structure. Since then the Company has made good progress against its strategic objectives. It has embarked on its recovery plan for clothing and has focused on continued growth in food, home and beauty. In addition it has exited Continental Europe, disposed of Brooks Brothers and monetised part of the property portfolio.

On 23 January 2002, the details of the Return of £2 billion were announced. If the Proposals are implemented a new listed holding company, Marks & Spencer Group p.l.c., will be put in place through a Court approved scheme of arrangement under Section 425 of the Companies Act. At the same time the board intends to return approximately £2 billion to Shareholders, equivalent to 70 pence per Ordinary Share.

Under the Scheme, Shareholders at the Scheme Record Time will receive, in exchange for Ordinary Shares, New Ordinary Shares and B Shares on the following basis

for every 21 Ordinary Shares **17 New Ordinary Shares and 21 B Shares**

2. History and Background

Michael Marks commenced trading in 1884, selling quality small wares. In 1894 he was joined by Tom Spencer, and the partnership of Marks & Spencer was formed.

Between the two World Wars the business began to concentrate on selling clothing and food rather than small wares. To finance these new developments Marks & Spencer Limited became a public company in 1926. The "St Michael" trademark was introduced in 1928 as a guarantee of quality and value. Initially used only on selected goods, the St Michael range was extended so that by the late 1950s all goods sold bore the name.

Product innovation has always been key to the Marks & Spencer strategy. As a result of its textile technology laboratories and close relations with suppliers, easy-care fibres have long been part of the Marks & Spencer clothing ranges. Meanwhile, in the 1970s and 1980s the food business developed the concept of ready-made meals and pre-packaged sandwiches. Marks & Spencer has long recognised its social responsibility to employees, customers, suppliers, the environment and the community. Good human relations are the foundations on which Marks & Spencer has been built.

In 1975 the Company made its first step into Europe with the opening of a store on Boulevard Haussmann in Paris. This was followed by the opening of Marks & Spencer stores in six European countries outside the UK, and in Hong Kong, as well as franchise operations in 27 countries. In 1988 Marks & Spencer acquired Brooks Brothers, an American clothing company, and Kings Super Markets, a US food chain.

Shopping at Marks & Spencer was made easier with the launch of the Marks & Spencer Chargecard in 1985. Marks & Spencer Financial Services developed rapidly and now offers a portfolio of products including personal loans, unit trusts, life assurance and pensions.

Following a wide-ranging and detailed strategic review of its business, the board of Marks & Spencer announced, on 29 March 2001, significant changes to the Group strategy and structure. Marks & Spencer has made good progress with these plans. It has closed its subsidiaries in Continental Europe; disposed of Brooks Brothers; closed the "Direct" clothing catalogue business

and released value from part of its property portfolio. As part of this restructuring, Marks & Spencer will return approximately £2 billion to shareholders.

Although the Company has witnessed many changes over the years, the values established in its earliest days are still valid: the highest quality merchandise, sold at the best possible value, presented to the customer in an attractive environment, offering the best possible service.

3. Activities

Marks & Spencer Group will be the holding company for the UK's largest general retailer. Marks & Spencer retails clothing, food and homeware and 12 million people, on average, visit the stores each week. As at 31 December 2001 Marks & Spencer had 314 stores in the UK (including 9 outlet stores), 14 stores in the rest of the world (this excludes the 27 Kings Super Markets stores) and 136 franchise stores in 27 countries. In addition, Marks & Spencer's financial services business forms a significant part of the Group.

(a) UK Retail

The UK Retail division, the largest of the operating divisions, currently comprises: Womenswear, Menswear, Lingerie, Childrenswear, Beauty, Home and Food. Marks & Spencer has the largest market share in the UK clothing market.

In the year to 31 March 2001 UK Retail accounted for £6,293 million of sales and £334.8 million of profits before exceptional items, interest and tax and at that date it had 303 stores in the UK (including 3 outlet stores), totalling 12.4 million sq. ft. of retail space. By 31 December 2001 the number of stores had risen to 314 (including 9 outlet stores).

Since March 2001 the priorities in UK Retail have been the implementation of the recovery plan for clothing, the expansion in growth product areas such as Food, Home and Beauty and the acceleration of the store renewal programme.

(i) General Merchandise

Within General Merchandise Marks & Spencer has adopted two strategies:

(i) restore clothing performance; and

(ii) exploit the growth areas of Home and Beauty.

In clothing, Marks & Spencer has concentrated on regaining the loyalty of its core classically stylish customer by, improving the quality, fit, appeal and availability of its clothing ranges. Marks & Spencer has had an encouraging response to these improvements demonstrated in the sales of its autumn ranges, supported by the successful "Perfect" marketing campaign.

In Home and Beauty, Marks & Spencer has reassigned 240,000 sq. ft. (2 per cent of total UK Retail space) to these growth areas and as a result has been able to introduce 73 Beauty shops to its stores and develop a "new look" home section that is currently in 21 stores. Early signs have been very encouraging with both schemes delivering improved sales for the autumn.

(ii) Food

Marks & Spencer's food offering has earned customers' trust for providing quality, innovation and convenience. It offers prepared meals, fresh produce and special occasion food under Marks & Spencer's own brand within traditional stores (offering food and other products) and the newer food only and "Simply Food" stores.

Part 1
continued

Marks & Spencer has a strong reputation in certain segments of these markets and has built on this through the launches of, for example, the "Count on Us" and "Steam Cuisine" ranges.

(b) International Retail

International Retail has gone through extensive changes in 2001 following the sale or closure of the Continental European operations and Brooks Brothers. Marks & Spencer continues to pursue actively a purchaser for Kings Super Markets, but in Hong Kong, has now decided to keep the stores. Marks & Spencer continues to operate 4 stores in the Republic of Ireland through a wholly-owned subsidiary.

The remaining international retail business is franchised and profitable. At 31 December 2001 there were 136 franchise stores in 27 countries. Franchise stores carry a selection of Marks & Spencer products, reflecting local demand.

(c) Financial Services

Financial Services consists of the operations of the Group's retail financial services companies, which provide account cards, personal loans, savings, investments, pensions and life assurance. In 2000 Marks & Spencer entered the general insurance market with home and contents policies and mortgage payment protection plans.

In the year to 31 March 2001 Financial Services accounted for £363.1 million of sales and £96.3 million of profits before interest and tax (excluding intra group interest charged to cost of sales of Financial Services).

The Financial Services business is promoted on the basis of the simplicity within its financial products. Financial products are distributed through 14 in-store financial service centres (as at 31 December 2001), in addition to telephone, internet and direct mail channels.

4. Strategy

The Board and management team continue to be committed to restoring profitable growth through focusing on the recovery of the UK Retail business. The management team has developed a strategy to build on Marks & Spencer's core values of quality, value, service, innovation and trust and to exploit new growth opportunities to deliver this recovery. This strategy has several strands.

(i) 100% Own Brand:

Marks & Spencer Group will continue to sell only own brand products and brands exclusive to Marks & Spencer Group, where possible, in order to control the quality, value and service that customers have come to expect. Central to the recovery plan is the continued delivery of significant improvements in product appeal, availability, value and quality.

(ii) Improved Segmentation of Clothing:

Marks & Spencer Group plans to increase the segmentation of its products to target specific customer groups better. An example of this is a men's casualwear sub-brand, "Blue Harbour" which is being launched this season. This sub-brand is only available in Marks & Spencer stores. Sub-brands are to be laid out by lifestyle to give impact to their display and to add clarity to the offer.

(iii) Build on Success in Food:

The food business is a key platform for future growth. Marks & Spencer Group will continue to drive product innovation and expand its reach through new locations and selling channels, such as smaller "Simply Food" stores.

(iv) Develop Home and Beauty:

In recent years both Home and Beauty have offered strong growth opportunities for Marks & Spencer. The ability of the Marks & Spencer brand to extend into these areas to offer quality, value and service is reflected in the growth in both of these categories.

(v) Accelerate Store Renewal Programme:

Marks & Spencer has accelerated the rollout of the successful elements of its new concept format under a plan to refurbish more stores, faster and at lower cost. Over 50 per cent of its retail space (102 stores) had the new format as at 31 December 2001, providing the majority of customers with a better shopping experience. A further 25 UK stores will be renewed by 31 March 2002.

(vi) Improve the Supply Chain:

Marks & Spencer Group continues to see substantial benefits from the reconfiguration of the supply chain. This should result in it offering better value products (in terms of both price and quality), improving margins, improving product availability and increasing the flexibility of the supply chain. Marks & Spencer Group expects to make further efficiency gains in its supply chain providing better value to customers and improved returns for Shareholders.

(vii) Financial Services

Financial Services continues to offer customers financial products that are trusted and competitive. In particular, Marks & Spencer Group seeks to develop and offer products which incorporate the core Marks & Spencer values whilst being simple to understand. Examples include the launches of stakeholder pensions and home contents insurance.

Plans for the future include developing the Marks & Spencer Chargecard as an essential partner to the growth of retail sales; a stronger presence for Financial Services in stores; continued growth of the credit business; and faster rates of growth of non-credit areas, which may involve bringing in external partners.

5. Summary financial information

The table below, the contents of which have been extracted without material adjustment from the comparative table on the New Group in Part 3 of this document, summarises the trading record of the continuing activities of Marks & Spencer, which comprises the New Group, for the three years ended 31 March 2001:

Shareholders should read the whole of this document and not just rely on this summary financial information in this Part 1.

Part 1

continued

	Year ended 31 March 2001 audited £m	Year ended 31 March 2000 audited £m	Year ended 31 March 1999 audited £m
Turnover	8,075.7	8,195.5	8,224.0
Operating profit before exceptional items	467.0	543.0	600.5
Profit on ordinary activities before taxation & exceptional items	480.9	557.2	628.4
Net cash inflow from operating activities	676.4	641.5	472.3
Net cash inflow/(outflow) before financing activities	13.5	(90.6)	(884.3)
Net increase/(decrease) in cash in the period	11.8	7.2	(198.7)
Earnings per Ordinary Share – basic	0.0p	9.0p	13.0p
Earnings per Ordinary Share – adjusted	11.4p	13.2p	15.6p
Net assets	4,661.0	4,921.8	4,897.2

6. Current trading and prospects

Marks & Spencer's unaudited interim results for 26 weeks ended 29 September 2001, which were published on 6 November 2001, are set out in Part 3 of this document and contain statements in relation to the current trading and prospects of the Group since the last financial year end.

Since the publication of the interim results, Marks & Spencer has disposed of Brooks Brothers for $225 million, completed the property securitisation raising £331 million (excluding costs), undertaken a public bond issue and exited from its Continental European businesses (including the disposal of related properties). However, as it has not been possible to agree a satisfactory franchise arrangement with a third party for its Hong Kong business, Marks & Spencer has decided to keep these 10 stores.

On 16 January 2002 Marks & Spencer made the following statement on current trading and prospects:

"Sales for the 7-week period to 12 January 2002 and the 15-week period from 30 September 2001 to 12 January 2002 were:

	7 weeks to 12 January % on last year		15 weeks to 12 January % on last year	
	Actual	Like-for-like*	Actual	Like-for-like*
Clothing, Footwear and Gifts	+10.9	–	+8.0	–
Home	+10.2	–	+9.9	–
General	+10.8	+10.4	+8.2	+8.3
Food	+6.2	+5.4	+6.0	+5.2
Total	+8.9	+8.3	+7.3	+7.0

* Like-for-like sales have been estimated by comparing total sales with new, developed and closed stores excluded.

Performance improved over the last 15 weeks in all adult clothing areas, particularly in womenswear, building on the strength of the autumn Perfect campaign. "per una" was rolled-out to the planned 90 stores by the first week of December, where on average it represented some 15 per cent of womenswear space and revenue in those stores.

Sales were strong in the critical pre-Christmas weeks, with little price discounting. As a result, some 25 per cent less stock than last year was put into the post-Christmas sale.

Like-for-like food sales of 5.2 per cent exceeded the first half year's performance of 4.2 per cent."

While the Directors do not assume a continuation of the recent market conditions for general merchandise they will continue to deliver improvements for customers, such as the early roll-out of Spring collections in womenswear and the launch of Blue Harbour, the new casualwear range for men. The Directors believe that the signs are encouraging and that the recovery programme is on track.

7. Dividend policy

The Directors intend to continue to follow a dividend policy that takes into account the long term development of the New Group, consistent with the rebuilding and subsequent maintenance of an adequate level of dividend cover and an efficient balance sheet.

8. The Board and corporate governance

All of the Directors were previously directors of Marks & Spencer. Details of the Directors and the Company Secretary of Marks & Spencer Group are set out in paragraph 5.2 in Part 7 of this document.

Corporate Governance

Marks & Spencer Group is committed to achieving high standards of corporate governance throughout the New Group and to integrity and high ethical standards in all its business dealings. The Board will use its best endeavours to comply with all aspects of the Combined Code.

The Board will be headed by Luc Vandevelde as Chairman and Chief Executive. The Board recognises that this is to address current business needs and will keep the separation of the role under review. The Board will meet at least eight times each year. The Board will have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with.

The Board has established an audit committee, a remuneration committee and a nomination committee.

The audit committee will be chaired by Kevin Lomax and its other members will be Brian Baldock, Jack Keenan and Dame Stella Rimington. This committee will ensure that management has effective processes in place for assessing the effectiveness of risk management and internal controls, including financial, operational and compliance policies and practices. It will also consider the form and content of financial reports and statements, especially as regards accounting standards, accounting policies and the degree of judgement applied. The audit committee will also review general matters which may be brought to the attention of Marks & Spencer Group by its auditors and will review the scope and results of the external audit and its cost effectiveness, as well as the performance of the auditors and provision of non-audit services to Marks & Spencer Group. It will also review the organisation, scope and results of the work of the internal audit department. The committee will meet at least three times each year.

The remuneration committee will be chaired by Dame Stella Rimington and its other members will be Brian Baldock, Tony Ball and Jack Keenan. It will have responsibility for determining group

Part 1

continued

policy on executive remuneration and the remuneration of the executive directors and will monitor the remuneration of other senior employees in the New Group. The committee will meet at least four times each year.

The remuneration committee recommends to the Board the reward framework for senior management. It will also review the salaries of the Chairman and other senior management annually after consideration of the New Company's performance, market conditions, the level of increases awarded to employees throughout the business and the need to reward individual performance.

The nomination committee will be chaired by Brian Baldock and its other members will be Tony Ball, Jack Keenan, Kevin Lomax and Dame Stella Rimington. It will recommend to the Board appointments for the roles of chairman, chief executive, executive and non-executive directors and company secretary. The procedure for the appointment of new directors to the Board will be overseen by the nomination committee. This committee will meet as required.

Save as disclosed below, the Directors confirm that for the three years ended 31 March 2001 Marks & Spencer complied with all the Combined Code Provisions.

From 1 April 1998 until 31 January 1999, 6 of the 21 directors were non-executive, being less than one third of the board. Since then the one third threshold has been met.

9. Employees

Marks & Spencer Group operates in a competitive trading environment and it is an essential part of its strategy to attract, motivate and retain the highest achievers who are able to deliver the business objectives. The level of remuneration and benefits offered is key to supporting this objective and maintaining Marks & Spencer Group's aim of being an employer of choice.

Marks & Spencer Group sets out to provide competitive salaries and benefits for all its employees, consistent with business strategy and performance. Total remuneration comprises fixed pay, variable pay and benefits. The performance-related element forms a significant proportion of the total package and, consistent with the focus on delivering results, is set against agreed targets to deliver improved business performance.

Marks & Spencer Group aims to align the interests of all employees as closely as possible with the interests of shareholders in promoting its recovery. It therefore regards employee share ownership as an important incentive.

Marks & Spencer Group will administer the Marks & Spencer Group Share Schemes with the object of giving employees at all levels the opportunity to acquire and hold shares in the Marks & Spencer Group. Employees have maintained their strong commitment to share ownership in recent years, and as at 31 March 2001, over 43,000 employees held approximately 33 million shares in their own right and 32,000 employees held options on 80 million shares under the Company's savings-related share option schemes.

The average number of employees in the Group in each of the last three financial years was as follows:

	2001	**2000**	**1999**
UK Stores	59,391	58,430	57,036
UK Head Office	3,541	3,820	4,111
Financial Services	1,544	1,447	1,268
Overseas	12,015	11,960	13,077
	76,491	75,657	75,492

As a result of the disposals of the various businesses and operations overseas as part of the restructuring programme, the New Group will employ significantly fewer employees at the end of the current financial year.

The Board is currently reviewing the pension arrangements for new employees that would join the New Group after 31 March 2002. Any such arrangement is subject to finalisation but would not affect the existing pension arrangements of current employees.

Part 2 Financial Review

The figures in this Part 2 are extracted without material adjustment from Part 3 (Financial Information) in this document and the annual report and accounts for the relevant years and Shareholders should read the whole document and not just rely on the summarised information in this Part 2.

The turnover of Marks & Spencer has declined by two per cent in the three years ended 31 March 2001, from £8,224.0 million to £8,075.7 million. The relatively static year-on-year performance between the 1999 and 2000 financial years is distorted by a 53-week period in 2000, which contributed £154.6 million to turnover. The decline is attributable mainly to the UK Retail operation, where turnover fell 5 per cent (£6,293.0 million (2001), £6,601.1 million (1999)), off-set by 21 per cent growth in the North American operations (£761.2 million (2001), £629.5 million (1999)) and 4 per cent growth in the Financial Services division (£363.1 million (2001), £348.6 million (1999)), the performance of the combined European and Far Eastern operations remaining flat in that period.

Operating profit before exceptional items fell from £600.5 million in 1999 to £467.0 million in 2001. This decline was also primarily in the UK Retail operations, where operating profits before exceptional items fell from £478.9 million in 1999 to £334.8 million in 2001 (30 per cent) as a result of falling sales and increases in operating costs. An overall decline in operating profits was also noted in Financial Services over the three year period, from £110.7 million in 1999 to £96.3 million in 2001, primarily as a result of the acceptance of third party credit cards in stores from April 2000 and falling interest rates. The International operations showed an overall improvement, with the US subsidiaries doubling operating profits from £15.7 million in 1999 to £32.0 million in 2001, a return to profitability in the Far Eastern operations in 2001, and a 57 per cent reduction in the losses within the European operations (£26.8 million loss before exceptional charges in 1999 against £11.4 million loss in 2001).

UK Retail

UK Retail sales for 2001 were £6,293.0 million, compared with £6,482.7 million in 2000 (the impact of the 53rd week in 2000, representing £131.6 million of sales or an incremental 2 per cent) and £6,601.1 million in 1999, a compound decrease of 5 per cent. In the same period, retail footage increased from 12.0 million sq ft at 31 March 1999 to 12.4 million sq ft at 31 March 2001. The overall decline is primarily in the General Merchandise segment (comprising clothing and home), where like-for-like sales (which compare sales including VAT, with new and developed footage excluded) fell 11.1 per cent between 1999 and 2000, and a further 6.3 per cent between 2000 and 2001 (figures are stated on a 52-week basis), due to merchandising and sourcing issues in the core clothing business. However, home reported strong growth across both periods. Food reported like for like sales growth (on a 52-week comparative basis) of 2.6 per cent between 2000 and 2001 after a decrease of 1 per cent between 1999 and 2000.

Operating profit (before exceptional items) was £334.8 million in 2001, £420.1 million in 2000 (53 week year) and £478.9 million in 1999. Whilst the gross margin improved in each year from 1999 as a result of improvements to the supply chain, the effect of this was off-set by the decline in sales. Operating costs (on a 52-week comparative basis) increased 3 per cent between 1999 and 2000, attributable mainly to a £39 million increase in marketing costs, and £13 million of consultancy fees incurred as part of the supply chain review, although these were offset in part by a £23 million saving in estates and premises costs as a result of reduced investment. Operating costs (on a 52-week comparative basis) increased a further 3 per cent in 2001, the primary contributors to which were the rollout of the concept store programme (£13 million) and the acceptance of credit cards in stores (£25 million, of which £16 million was payable to Financial Services).

International Retail

Turnover in International Retail, which comprises the European stores, Brooks Brothers (including the results of Brooks Brothers Japan) and Kings Super Markets in the United States, and the Marks & Spencer operation in the Far East, together with the contribution from the worldwide franchise stores, was £1,274.3 million in 1999, £1,348.2 million in 2000 (including the effect of the 53rd week of £23 million) and £1,419.6 million, in 2001 representing growth in the 3 year period of 11 per cent. Operating results (before exceptional items) were £(14.6) million loss in 1999, £7.0 million profit in 2000 (including the £7 million contribution of the 53rd week) and £28.0 million profit in 2001.

The growth came primarily from the US operations, where sales grew 21 per cent from £629.5 million in 1999 to £761.2 million in 2001, footage having increased in the same period from 1.3 million sq ft in 1999 to 1.5 million sq ft in 2001. Operating profits grew from £15.7 million in 1999 to £32.0 million in 2001, driven by a strong performance at Brooks Brothers which recovered from high markdown levels and the Japanese recession in the comparative periods.

European turnover remained comparatively stable, at £554.0 million in 1999, falling by 1 per cent to £548.3 million in 2001. The operations made an operating loss before exceptional items of £26.8 million in 1999, which reduced to a loss of £6.1 million by 2000 (the 53rd week contributing £3.3 million of profit to this result) and £11.4 million loss in 2001. The reduction in losses between 1999 and 2000 came from the closure of under-performing stores during 2000.

The Far Eastern operation returned operating profits of £7.4 million in 2001, compared to a loss in 1999 of £3.5 million on a 21 per cent. increase in turnover to £110.1 million in 2001 compared to £90.8 million in 1999. The improvements are due both to the recovery of the Asian economies, local sourcing, and the control of operating costs.

Financial Services

The turnover of Marks & Spencer Financial Services grew from £348.6 million in 1999 to £364.6 million in 2000 before declining marginally to £363.1 million in 2001, a compound increase of 4 per cent. This was driven by the introduction of new products and strong performance in personal loans, life and pensions products. In the same period, the number of Marks & Spencer Chargecard holders decreased to just over 5 million, from 5.16 million in 1999.

Operating profits grew from £110.7 million in 1999 to £115.9 million in 2000, due to growth in lending products. In 2001, these profits fell to £96.3 million including £16.2 million of merchant fee income from UK Retail. This reduction in profitability followed the decision to accept third party credit cards in stores from April 2000, a reduction in Chargecard interest rates to more competitive levels, and a change in loan mix towards lower margin products.

Operating exceptional items

In 1999, operating exceptional items of £88.5 million were charged relating to head office restructuring (£24.5 million) and the impairment of a number of European stores (£64.0 million). In 2000, a significant rationalisation of the store management structure, together with the restructure of the UK Retail operation into its current seven Customer Business Units and the closure of two distribution centres, resulted in exceptional operating charges of £63.3 million. A further £8.7 million was charged in relation to store closures in France and Germany. The closure of the Direct operation and continued reduction in head office roles resulted in a £26.5 million operating exceptional charge in 2001.

Non-operating exceptional items

Profits on disposal of property and other fixed assets were £6.2 million in 1999. In 2000, a loss on disposal of £22.3 million was recorded, relating primarily to the disposal of the European stores identified for closure and the sale of investment properties, notably the Gyle Shopping Centre in Edinburgh. In 2001 £83.2 million of losses on disposal were reported which related to the closure of a number of UK Retail stores and the loss on disposal of assets previously utilised by the Direct operation.

Provisions for the termination of operations were recognised in 2000 in respect of the Canadian operations (£45.4 million) and in 2001 in respect of the complete withdrawal from the Continental European operations (£224.0 million). Splendour.com Ltd, a 60 per cent owned subsidiary of the Company was also sold in 2001 at a loss of £1.7 million including related goodwill.

Interest

Net interest income fell from £27.9 million in 1999 to £14.2 million in 2000 and £13.9 million in 2001. The decrease from 1999 to 2000 was attributable to both the fall in the average sterling cash balance, offset by an increase in the interest rate. In 2001, the effect of the continual rise in the average interest rate earned on borrowings was offset by the use of cash in internal Group funding.

Taxation

The effective tax rate (before exceptional items) was 29 per cent in 1999; 32 per cent in 2000; and 31 per cent in 2001, the increase (relative to 1999) being due to un-relieved tax losses in the international operations.

Cashflow

The net cash inflow from retail operating activities was £704 million in 1999, £728 million in 2000 and £654 million in 2001. The net cash outflow from Financial Services was £232 million in 1999, £87 million in 2000 and a net cash inflow of £22.2 million in 2001, after an increase in customer advances of £363 million, £206.2 million and £117.8 million in each year respectively.

Net capital expenditure was £638 million in 1999, primarily on increasing UK footage and Information Technology. The net spend in 2000 was £182 million, which includes £266 million of sale proceeds, primarily cash inflows following the sale of investment properties. Net capital expenditure in 2001 was £251 million.

In 1999, the Group repaid the US$450 million promissory note and £150 million Eurobond, and issued a number of fixed rate medium term notes ("MTNs") totalling £859 million. A further £254 million of MTNs were issued under the MTN programme in 2000 and the Group redeemed a net £311 million of MTNs in 2001, refinancing £76 million thereof in bank loans, overdrafts, and other commercial paper. Net debt at 31 March 2001 was £1,278 million, compared to £1,251 million at 31 March 2000 and £1,182 million at 31 March 1999.

Part 3 Financial Information

1. Accountant's Report on Marks and Spencer Group p.l.c.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

The Directors
Marks and Spencer Group p.l.c.
Michael House
Baker Street
London W1U 8EP

The Directors
Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN

29 January 2002

Dear Sirs

Introduction

We report on the financial information set out below. This financial information has been prepared for inclusion in the listing particulars dated 29 January 2002 (the "Listing Particulars") of Marks and Spencer Group p.l.c. (the "New Company").

The New Company was incorporated as Trushelfco (No. 2827) Limited on 23 July 2001 and changed its name to Conker Retail Limited on 7 August 2001 and re-registered as Marks and Spencer Group p.l.c. on 24 January 2002 as a public limited company. The New Company has not yet commenced to trade and has not declared or paid a dividend.

Basis of preparation

The financial information set out below is based on the financial records of the Company, to which no adjustment was considered necessary.

Responsibility

The financial records are the responsibility of the Directors of the New Company.

The Directors of the New Company are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial records, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment relevant to the amounts and disclosures in the financial information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the circumstances of the New Company, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the New Company as at the date stated.

Financial information

The balance sheet of the New Company at 29 January 2002 is as follows:

	£
Current assets	
Debtors	50,005
Net assets	50,005
Represented by:	
Share capital	
2 ordinary shares of £2.45 each	5
50,000 redeemable preference shares of £1 each	50,000
Shareholders' funds	50,005

Notes to the financial information

1 Accounting policies

The balance sheet has been prepared under the historical cost convention in accordance with applicable accounting standards.

2 Share capital

	£
Authorised:	
50,000 redeemable preference shares of £1 each	50,000
3,200,000,000 ordinary shares of £2.45 each	7,840,000,000
3,200,000,000 B Shares of 70 pence each	2,240,000,000
	10,080,050,000
Allotted, issued and fully paid:	
50,000 redeemable preference shares of £1 each	50,000
2 ordinary shares of £2.45 each	5
	50,005

The Company was incorporated with an authorised share capital of 100 ordinary shares of £1 each and issued share capital of £2. By ordinary resolution on 22 January 2002 the authorised share capital was increased to £10,080,050,000 by the creation of 50,000 redeemable preference shares of £1 each, 7,839,999,900 ordinary shares of £1 each and 3,200,000,000 B Shares of 70 pence each. The existing issued and authorised ordinary shares were then subdivided into shares of 1 pence each, a further 290 ordinary shares of 1 pence each were issued and then the total issued and authorised ordinary share capital was consolidated into 3,200,000,000 ordinary shares of £2.45 each. At the end of 22 January 2002 the authorised share capital consisted of 50,000 redeemable preference shares of £1 each, 3,200,000,000 ordinary shares of £2.45 each and 3,200,000,000 B Shares of 70p each. There were two ordinary shares of £2.45 and 50,000 redeemable preference shares of £1 in issue.

The redeemable preference shares are non voting (except in respect of resolutions to wind up the Company or vary the rights of the redeemable preference shares), carry no right to dividend and are entitled to priority repayment in full from the assets of the Company on a winding up.

Part 3
continued

The redeemable preference shares are redeemable by the Company or the shareholder at their paid up amount. It is intended to redeem the redeemable preference shares upon the Scheme becoming effective. The redeemable preference shares were issued at par on 22 January 2002.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

2. Comparative table on Marks and Spencer Group p.l.c. and its subsidiaries

Introduction

The financial information in the comparative table does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985, but has been extracted without material adjustment from the published audited financial statements of Marks & Spencer for the three years ended 31 March 2001. Marks & Spencer's auditors for this period were PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, of 1 Embankment Place, London WC2N 6RH. The auditors gave an unqualified audit report within the meaning of section 235 of the Companies Act 1985 in respect of the financial statements for each of these three years and such reports did not contain a statement under section 237(2) or (3) of the Act.

Statutory consolidated accounts relating to the three financial years ended 31 March 2001 have been delivered to the Registrar of Companies in England and Wales.

Basis of preparation

The preparation of financial information in conformity with generally accepted accounting principles requires management to make judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported revenues during the reporting period. Actual results could differ from these estimates.

Accounting Policies

The financial information has been prepared in accordance with applicable accounting standards in the United Kingdom. A summary of the more important accounting policies, applied consistently, is given below.

Basis of accounting

The financial information has been drawn up on the historical cost basis of accounting, modified to include the valuation of certain United Kingdom properties at 31 March 1988 and the valuation of investment properties. Compliance with SAP19, "Accounting for Investment Properties" requires a departure from the requirements of the Companies Act 1985 relating to the depreciation of investment properties as explained below.

Basis of consolidation

The Group financial statements incorporate the financial statements of Marks & Spencer and all its subsidiaries for the three years ended 31 March 2001.

Current asset investments

Current asset investments are stated at market value. All profits and losses from such investments are included in net interest income or in Financial Services turnover as appropriate.

Deferred taxation

Deferred taxation is accounted for at expected tax rates on differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. A deferred tax asset or provision is established to the extent that it is likely that an asset or liability will crystallise in the foreseeable future.

Fixed assets

(a) Capitalised interest

Interest is not capitalised.

(b) Depreciation

Depreciation is provided to write off the cost or valuation of tangible fixed assets, less residual value, by equal annual instalments as follows:

- Land: not depreciated.
- Freehold and leasehold buildings over 50 years: depreciated to their estimated residual value over their estimated remaining economic lives (see also c below).
- Leasehold land and buildings under 50 years: over the remaining period of the lease.

Part 3

continued

- Fit out: 10-25 years according to the estimated life of the asset.
- Fixtures, fittings and equipment: 3-15 years according to the estimated life of the asset.
- Depreciation is charged on all additions to or disposals of depreciating assets in the year of purchase or disposal. Any impairment in value is charged to the revaluation reserve or the profit and loss account as appropriate.

(c) Land and buildings

The Company's freehold and leasehold properties in the United Kingdom were valued on the basis of open market value for existing use in 1982. At 31 March 1988, those same properties (excluding subsequent additions and adjusted for disposals) were revalued. On adoption of FRS15, the Group followed the transitional provisions to retain the book value of land and buildings which were revalued in 1988, but not to adopt a policy of revaluation in the future. These values are retained subject to the requirement to test assets for impairment in accordance with FRS11.

(d) Investment properties

Investment properties are revalued annually and included in the balance sheet at their open market value. In accordance with SSAP19, no depreciation is provided in respect of investment properties. This represents a departure from the Companies Act 1985 requirements concerning the depreciation of fixed assets. These properties are held for investment and the directors consider that the adoption of this policy is necessary to give a true and fair view.

Long-term assurance business

The value of the long-term assurance business consists of the present value of surpluses expected to emerge in the future from business currently in force, and this value is included in prepayments and accrued income. In determining their value, these surpluses are discounted at a risk-adjusted, post-tax rate. Changes in the value are included in the profit and loss account grossed up at the standard rate of corporation tax applicable to insurance companies.

Operating leases

Costs in respect of operating leases are charged on a straight line basis over the lease term.

Derivative financial instruments

The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign currency exchange rates and interest rates. Derivative instruments utilised by the Group include interest rate and currency swaps, forward rate agreements and forward currency contracts. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest income over the period of the contract. Forward currency contracts are accounted for as hedges, with the instrument's impact on profit deferred until the underlying transaction is recognised in the profit and loss account.

Foreign currencies

The results of international subsidiaries are translated at the weighted average of monthly exchange rates for sales and profits. The balance sheets of overseas subsidiaries are translated at year-end exchange rates. The resulting exchange differences are dealt with through reserves and reported in the consolidated statement of total recognised gains and losses. Transactions denominated in foreign currencies are translated at the exchange rate at the date of the transaction. Foreign currency assets and liabilities held at the year-end are translated at year-end exchange rates or the exchange rate of a related forward exchange contract where appropriate. The resulting exchange gain or loss is dealt with in the profit and loss account.

Goodwill

Prior to 31 March 1998, goodwill arising on consolidation was written off to reserves in the year of acquisition. As permitted by FRS10, this goodwill has not been reinstated in the balance sheet and remains written off to reserves. Goodwill arising on subsequent acquisitions is capitalised and amortised over its useful economic life. The profit or loss arising on the sale of a previously acquired business includes the attributable goodwill.

Pension contributions

Funded pension plans are in place for the Group's UK employees and the majority of employees overseas. The assets of these pension plans are managed by third party investment managers and are held separately in trust.

Regular valuations are prepared by independent professionally qualified actuaries. These determine the level of contributions required to fund the benefits set out in the rules of the plans and allow for the periodic increase of pensions in payment. The contributions and any variations from regular cost arising from the actuarial valuations are charged or credited to profits on a systematic basis over the estimated remaining service lives of the employees.

Stocks

Stocks are valued at the lower of cost and net realisable value using the retail method.

Part 3

continued

Group profit and loss account for the three years ended 31 March 2001

		52 weeks ended 31 March 2001			53 weeks ended 1 April 2000			52 weeks ended 27 March 1999		
	Notes	Before exceptional items £m	Exceptional items £m	After exceptional items £m	Before exceptional items £m	Exceptional items £m	After exceptional items £m	Before exceptional items £m	Exceptional items £m	After exceptional items £m
Turnover	1	8,075.7	–	8,075.7	8,195.5	–	8,195.5	8,224.0	–	8,224.0
Cost of sales		(5,237.2)	–	(5,237.2)	(5,402.8)	–	(5,402.8)	(5,450.7)	–	(5,450.7)
Gross profit		2,838.5	–	2,838.5	2,792.7	–	2,792.7	2,773.3	–	2,773.3
Net operating expenses	2,3A	(2,371.5)	(26.5)	(2,398.0)	(2,249.7)	(72.0)	(2,321.7)	(2,172.8)	(88.5)	(2,261.3)
Operating profit	1	467.0	(26.5)	440.5	543.0	(72.0)	471.0	600.5	(88.5)	512.0
(Loss)/Profit on sale of property and other fixed assets	3B	–	(83.2)	(83.2)	–	(22.3)	(22.3)	–	6.2	6.2
Loss on sale/termination of operations	3C	–	(1.7)	(1.7)	–	(45.4)	(45.4)	–	–	–
Provision for loss on operations to be discontinued	3D	–	(224.0)	(224.0)	–	–	–	–	–	–
Net interest income	4	13.9	–	13.9	14.2	–	14.2	27.9	–	27.9
Profit on ordinary activities before taxation		480.9	(335.4)	145.5	557.2	(139.7)	417.5	628.4	(82.3)	546.1
Taxation on ordinary activities	5	(151.2)	8.5	(142.7)	(177.2)	19.0	(158.2)	(183.7)	7.6	(176.1)
Profit on ordinary activities after taxation		329.7	(326.9)	2.8	380.0	(120.7)	259.3	444.7	(74.7)	370.0
Minority interests (all equity)		(1.5)	–	(1.5)	(0.6)	–	(0.6)	2.1	–	2.1
Profit attributable to shareholders		328.2	(326.9)	1.3	379.4	(120.7)	258.7	446.8	(74.7)	372.1
Dividends	6	(258.3)	–	(258.3)	(258.6)	–	(258.6)	(413.3)	–	(413.3)
Retained profit/(loss) for the period		69.9	(326.9)	(257.0)	120.8	(120.7)	0.1	33.5	(74.7)	(41.2)

	Notes	2001	2000	1999
Basic earnings per share	7	0.0p	9.0p	13.0p
Diluted basic earnings per share	7	0.0p	9.0p	12.9p
Adjusted earnings per share	7	11.4p	13.2p	15.6p
Diluted adjusted earnings per share	7	11.4p	13.2p	15.5p
Dividend per share		9.0p	9.0p	14.4p

The results in all three years are derived from continuing operations.

Note of historical cost profits and losses for the three years ended 31 March 2001

	Notes	52 weeks ended 31 March 2001 £m	53 weeks ended 1 April 2000 £m	52 weeks ended 27 March 1999 £m
Profit on ordinary activities before taxation		145.5	417.5	546.1
Realisation of property revaluation (deficit)/surplus	23	(1.3)	74.2	7.8
Revaluation element of depreciation charge	23	1.9	1.9	1.4
Historical cost profit on ordinary activities before taxation		146.1	493.6	555.3
Historical cost retained (loss)/profit for the period		(256.4)	76.2	(32.0)

Group statement of total recognised gains and losses for the three years ended 31 March 2001

	Notes	52 weeks ended 31 March 2001 £m	53 weeks ended 1 April 2000 £m	52 weeks ended 27 March 1999 £m
Profit attributable to shareholders		1.3	258.7	372.1
Exchange differences on foreign currency translation	23	13.3	(16.8)	15.0
Unrealised (deficit)/surplus on revaluation of investment properties	23	(1.7)	3.0	34.1
Total recognised gains and losses relating to the period		12.9	244.9	421.2

Part 3

continued

Group balance sheet as at 31 March

	Notes	2001 £m	2000 £m	1999 £m
Fixed assets				
Goodwill	10	–	1.3	–
Tangible assets:				
Land and buildings		2,735.2	2,774.1	2,954.4
Fit out, fixtures, fittings and equipment		1,291.9	1,386.7	1,317.6
Assets in the course of construction		91.8	81.3	115.5
	11	4,118.9	4,242.1	4,387.5
Investments	12	58.3	55.0	61.2
		4,177.2	4,298.4	4,448.7
Current assets				
Stocks		472.5	474.4	514.7
Debtors:				
Receivable within one year	13A	917.2	988.3	969.0
Receivable after more than one year	13B	1,712.1	1,566.9	1,386.7
Investments	14	260.0	386.4	204.0
Cash at bank and in hand	15	154.4	301.1	281.5
		3,516.2	3,717.1	3,355.9
Current liabilities				
Creditors: amounts falling due within one year	17	(1,981.6)	(2,162.8)	(2,029.8)
Net current assets		1,534.6	1,554.3	1,326.1
Total assets less current liabilities		5,711.8	5,852.7	5,774.8
Creditors: amounts falling due after more than one year	18	(735.1)	(804.3)	772.6
Provisions for liabilities and charges	20	(315.7)	(126.6)	105.0
Net assets		4,661.0	4,921.8	4,897.2
Capital and reserves				
Called up share capital	22, 23	716.9	718.6	717.7
Share premium account	23	375.6	369.4	358.5
Revaluation reserve	23	455.6	457.9	531.0
Capital redemption reserve	23	2.6	–	–
Profit and loss account	23	3,094.7	3,359.4	3,276.7
Shareholders' funds (all equity)	23	4,645.4	4,905.3	4,883.9
Minority interests (all equity)		15.6	16.5	13.3
Total capital employed		4,661.0	4,921.8	4,897.2

Group cash flow information for the 3 years ended 31 March 2001

Cash flow statement	Notes	£m	2001 £m	£m	2000 £m	£m	1999 £m
Operating activities							
Received from customers		7,967.8		7,989.9		7,884.1	
Payments to suppliers		(5,240.7)		(5,357.1)		(5,464.2)	
Payments to and on behalf of employees		(1,089.8)		(1,138.3)		(1,153.9)	
Other payments		(930.6)		(803.8)		(793.1)	
Cash inflow from operating activities before exceptional items			706.7		690.7		472.9
Exceptional operating cash outflow	*26A*		(30.3)		(49.2)		(0.6)
Cash inflow from operating activities	*25*		676.4		641.5		472.3
Returns on investments and servicing of finance	*26B*		12.6		15.2		29.0
Taxation	*26C*		(164.6)		(145.7)		(345.9)
Capital expenditure and financial investment	*26D*		(258.2)		(167.0)		(628.1)
Acquisitions and disposals	*26E*		5.9		(21.1)		1.0
Equity dividends paid			(258.6)		(413.5)		(412.6)
Cash inflow/(outflow) before management of liquid resources and financing			13.5		(90.6)		(884.3)
Management of liquid resources and financing							
Management of liquid resources	*26F*	263.7		(162.5)		180.6	
Financing	*26G*	(265.4)		260.3		505.0	
			(1.7)		97.8		685.6
Increase/(decrease) in cash			11.8		7.2		(198.7)

Reconciliation of net cash flow to movement in net debt (see note 27)	2001 £m	2000 £m	1999 £m
Increase in cash	11.8	7.2	(198.7)
Cash (inflow)/outflow from (decrease)/increase in liquid resources	(263.7)	162.5	(180.6)
Cash outflow/(inflow) from decrease/(increase) in debt financing	245.9	(250.9)	(482.8)
Exchange movements	(20.4)	11.4	(0.2)
Movement in net debt	(26.4)	(69.8)	(862.3)
Net debt at 1 April	(1,251.4)	(1,181.6)	(319.3)
Net debt at 31 March	(1,277.8)	(1,251.4)	(1,181.6)

Part 3

continued

Selected notes from the published audited financial statements of Marks and Spencer Group

1. Segmental information

A Classes of business

The Group has two classes of business: Retailing and Financial Services.

Retailing: Turnover represents goods sold to customers outside the Group, less returns and sales taxes.

Financial Services: Turnover represents the interest and other income attributable to the Financial Services companies and the captive insurance company and arises within the United Kingdom and the Channel Islands.

	Turnover			Operating profit			Operating assets		
	2001 £m	**2000 £m**	**1999 £m**	**2001 £m**	**2000 £m**	**1999 £m**	**2001 £m**	**2000 £m**	**1999 £m**
Retailing activities	7,712.6	7,830.9	7,875.4	336.3	355.1	375.8	4,389.4	4,494.5	4,518.7
Before exceptional operating charges				362.8	427.1	464.3			
Exceptional operating charges (see note 3A)				(26.5)	(72.0)	(88.5)			
Financial Services[1, 2]	363.1	364.6	348.6	96.3	115.9	110.7	518.0	448.7	388.7
Total operating activities	8,075.7	8,195.5	8,224.0	432.6	471.0	486.5	4,907.4	4,943.2	4,907.4
Add: excess interest charged to cost of sales of Financial Services[2]				7.9	–	25.5			
Total operating profit				440.5	471.0	512.0			
Profit/(Loss) on sale of property and other fixed assets				(83.2)	(22.3)	6.2			
Loss on sale/termination of operations				(1.7)	(45.4)	–			
Provision for loss on operations to be discontinued				(224.0)	–	–			
Net interest income				13.9	14.2	27.9			
Profit on ordinary activities before taxation				145.5	417.5	546.1			
Unallocated net liabilities							(246.4)	(21.4)	(10.2)
Net assets							4,661.0	4,921.8	4,897.2

B Geographical Split

	Turnover			Operating profit			Operating assets		
	2001 £m	2000 £m	1999 £m	2001 £m	2000 £m	1999 £m	2001 £m	2000 £m	1999 £m
United Kingdom									
Retail	6,293.0	6,482.7	6,601.1	308.3	356.8	454.4	3,757.1	3,905.2	3,965.8
Before exceptional operating charges				334.8	420.1	478.9			
Exceptional operating charges				(26.5)	(63.3)	(24.5)			
Financial Services[1, 2]	363.1	364.6	348.6	96.3	115.9	110.7	518.0	448.7	388.7
	6,656.1	6,847.3	6,949.7	404.6	472.7	565.1	4,275.1	4,353.9	4,354.5
International Retail									
Europe (excluding UK)	548.3	555.6	554.0	(11.4)	(14.8)	(90.8)	394.5	387.8	354.1
Before exceptional operating charges				(11.4)	(6.1)	(26.8)			
Exceptional operating charges				–	(8.7)	(64.0)			
North America	761.2	691.4	629.5	32.0	16.4	15.7	232.8	201.2	192.2
Far East	110.1	101.2	90.8	7.4	(3.3)	(3.5)	5.0	0.3	6.6
	1,419.6	1,348.2	1,274.3	28.0	(1.7)	(78.6)	632.3	589.3	552.9
Total operating activities	8,075.7	8,195.5	8,224.0	432.6	471.0	486.5	4,907.4	4,943.2	4,907.4
Add: excess interest charged to cost of sales of Financial Services[2]				7.9	–	25.5			
Total operating profit				440.5	471.0	512.0			

1 Operating profit for Financial Services includes £16.2 million (2001), £nil (2000), £nil (1999) of merchant fee income arising on Marks & Spencer Chargecard transactions. This fee is payable by UK Retail and has been deducted in arriving at UK Retail operating profit.

2 Financial Services operating profit is stated after charging £115.3 million (2001), £105.5 million (2000), £102.3 million (1999) of interest to cost of sales. This interest represents the cost of funding the Financial Services business as a separate segment, including both intra group interest and third party funding. The amount of third party interest payable by the Group amounted to £107.4 million (2001), £107.4 million (2000), £76.8 million (1999) (see note 4). Intra group interest of £7.9 million (2001), £nil (2000), £25.5 million (1999) being the excess over third party interest payable, has been added back in the segmental analysis to arrive at total operating profit.

3 The geographical segments disclose turnover and operating profit by destination and reflect management responsibility.

4 UK Retail turnover including VAT comprises clothing, footwear and gifts £3,649.5 million (2001), £3,939.0 million (2000) home £355.8 million (2001), £328.8 million (2000) and foods £2,925.9 million (2001), £2,880.4 million (2000), £2,787.6 million (1999). VAT on UK Retail turnover was £638.2 million (2001), £665.5 million (2000), £690.5 million (1999).

5 Operating profit includes pre-opening costs of £1.0 million (2001), £2.0 million (2000), £14.4 million (1999) for Europe and £nil (2001), £nil (2000) and £0.1 million (1999) for Far East.

6 Turnover originates in the following geographical segments: United Kingdom £6,798.6 million (2001), £6,990.4 million (2000), £7,082.2 million (1999); Europe £435.5 million (2001), £436.0 million (2000), £440.5 million (1999); North America £761.2 million (2001), £691.4 million (2000), £629.5 million (1999) and Far East £81.4 million (2001), £77.7 million (2000), £71.8 million (1999).

7 The value of goods exported from the UK, including shipments to international subsidiaries, amounted to £436.0 million (2001), £460.2 million (2000), £440.2 million (1999).

Part 3

continued

Turnover and operating profit for North America, Europe and Far East comprise:

	Turnover			Operating profit		
	2001 £m	2000 £m	1999 £m	2001 £m	2000 £m	1999 £m
North America						
Brooks Brothers (including Japan)	448.1	395.5	345.9	20.2	7.9	12.4
Kings Super Markets	313.1	273.7	245.5	11.9	11.1	10.0
Corporate expenses	–	–	–	(0.1)	(2.6)	(2.0)
	761.2	669.2	591.4	32.0	16.4	20.4
M&S Canada	–	22.2	38.1	–	–	(4.7)
	761.2	691.4	629.5	32.0	16.4	15.7
Europe						
Continental Europe	285.0	294.3	309.0	(34.0)	(33.5)	(99.9)
Other European operations	263.3	261.3	245.0	22.6	18.7	9.1
	548.3	555.6	554.0	(11.4)	(14.8)	(90.8)
Far East						
Stores	110.1	101.2	90.8	7.4	(3.2)	(14.5)
Other	–	–	–	–	(0.1)	11.0
	110.1	101.2	90.8	7.4	(3.3)	(3.5)

The results of international subsidiaries have been translated using weighted average rates of exchange ruling during the year.

2. Operating profit

	2001			2000			1999		
	Before exceptional charges £m	Exceptional charges £m	Total £m	Before exceptional charges £m	Exceptional charges £m	Total £m	Before exceptional charges £m	Exceptional charges £m	Total £m
Turnover	8,075.7	–	8,075.7	8,195.5	–	8,195.5	8,224.0	–	8,224.0
Cost of Sales	(5,237.2)	–	(5,237.2)	(5,402.8)	–	(5,402.8)	(5,450.7)	–	(5,450.7)
Gross Profit	2,838.5	–	2,838.5	2,792.7	–	2,792.7	2,773.3	–	2,773.3
Employee costs (see note 8)	1,100.8	17.0	1,117.8	1,096.2	68.2	1,164.4	1,083.4	24.5	1,107.9
Occupancy costs	311.5	–	311.5	287.8	–	287.8	288.3	–	288.3
Repairs, renewals and maintenance of fixed assets	91.2	–	91.2	89.5	–	89.5	103.6	–	103.6
Depreciation	275.9	–	275.9	261.6	–	261.6	236.4	64.0	300.4
Other costs[1]	592.1	9.5	601.6	514.6	3.8	518.4	461.1	–	461.1
Total net operating expenses[2]	(2,371.5)	(26.5)	(2,398.0)	(2,249.7)	(72.0)	(2,321.7)	(2,172.8)	(88.5)	(2,261.3)
Operating profit	467.0	(26.5)	440.5	543.0	(72.0)	471.0	600.5	(88.5)	512.0

The directors consider that the nature of the business is such that the analysis of expenses shown above is more informative than that set out in the formats of the Companies Act 1985.

1 Included in "Other costs" is the remuneration to the auditors for audit and non-audit services as follows:

	2001 £m	2000 £m	1999 £m
Audit Fees	1.1	1.1	0.9
Non-audit services	2.1	2.8	0.5

Fees paid for non-audit services are for taxation advice, corporate finance and consulting services.

2 Included in "Total net operating expenses" are rentals under operating leases, comprising £4.5 million (2001), £2.3 million (2000) and £8.9 million (1999) for hire of plant and machinery and £124.1 million (2001), £123.4 million (2000) and £111.4 million (1999) of other rental costs

3. Exceptional items

A Exceptional operating charges

	2001 £m	2000 £m	1999 £m
UK restructuring costs[1]	(26.5)	(63.3)	(24.5)
European restructuring costs[2]	–	(8.7)	–
Provision for impairment[3]	–	–	(64.0)
Total exceptional operating charges	(26.5)	(72.0)	(88.5)

1 The £26.5 million charge in 2001 was in respect of the closure of the "Direct" catalogue business (£16.5 million) and the reduction of roles at the Group's head office (£10.0 million). The £63.3 million charge in 2000 was in respect of the restructuring of UK Retail into customer business units, the rationalisation of store management and the refocusing of existing store roles to customer facing activities, and the closure of two distribution centres. The £24.5 million charge in 1999 was the cost of rationalising the Group's head office functions.

2 The European restructuring costs in 2000 were in respect of store closures in France and Germany.

3 The £64.0 million charge in 1999 was in respect of the provision made to adjust the carrying value of European fixed assets in accordance with FRS11 "Impairment of Fixed Assets & Goodwill".

Part 3

continued

B (Loss)/Profit on sale of property and other fixed assets

	2001 £m	2000 £m	1999 £m
Disposal of European stores[1]	–	(8.3)	–
Provision for loss on "Direct" assets[2]	(19.0)	–	–
Loss on sale of investment properties[3]	–	(16.1)	–
Other asset disposals[4]	(64.2)	2.1	6.2
(Loss)/Profit on sale of property and other fixed assets	(83.2)	(22.3)	6.2

1 The loss of £8.3 million in 2000 relates to European store closures. Including the restructuring cost of £8.7 million disclosed in note 3A above, this gave rise to total closure costs of £17.0 million.

2 Including the restructuring cost of £16.5 million disclosed in note 3A above, this gives rise to total closure costs for the "Direct" catalogue business of £35.5 million.

3 The loss on sale of investment properties in 2000 was in respect of the disposal of The Gyle shopping centre and a property in Newcastle.

4 Other asset disposals in 2001 mainly related to the closure of UK Stores, £40.2 million of which relates to satellite stores.

C Loss on sale/termination of operations

	2001 £m	2000 £m	1999 £m
Loss on sale of Splendour.com Ltd	(1.7)	–	–
Loss on termination of Canadian operations	–	(45.4)	–
Loss on sale/termination of operations	(1.7)	(45.4)	–

The loss on sale/termination of operations is stated after charging £1.0 million of goodwill in 2001 (2000 £24.4 million).

D Provision for loss on operations to be discontinued

	2001 £m	2000 £m	1999 £m
Net closure costs	(225.3)	–	–
Goodwill previously credited to reserves	1.3	–	–
Provision for loss on operations to be discontinued	(224.0)	–	–

The provision for loss on operations to be discontinued represents the expected cost of the intended closure of the Group's Continental European subsidiaries. Net closure costs include provision for future trading losses, losses on disposal of fixed assets, property exit costs and redundancy costs.

4. Net interest income

	2001		2000		1999	
	£m	£m	£m	£m	£m	£m
Bank and other interest income	302.6		309.3		306.1	
Less: amounts included in turnover of Financial Services	(288.7)		(293.2)		(278.2)	
		13.9		16.1		27.9
Interest expenditure	(107.4)		(107.4)		(76.8)	
Less: interest charged to cost of sales of Financial Services	115.3		105.5		102.3	
Intra group interest charged to cost of sales of Financial Services (see note 1)	(7.9)		–		(25.5)	
		–		(1.9)		–
Net interest income		13.9		14.2		27.9
Interest expenditure comprises:						
Amounts repayable within five years:						
Bank loans, overdrafts and other borrowings		(33.2)		(33.2)		(30.5)
Medium term notes		(73.0)		(73.8)		(36.2)
7⅜% Guaranteed bonds 1998		–		–		(8.1)
US$ Promissory note 1998		–		–		(2.0)
		(106.2)		(107.0)		(76.8)
Amounts repayable after five years:						
Medium term notes		(1.2)		(0.4)		–
		(107.4)		(107.4)		(76.8)

Part 3

continued

5. Taxation on ordinary activities

	2001		2000		1999	
	£m	£m	£m	£m	£m	£m
The taxation charge comprises:						
Current taxation						
UK corporation tax at 30% (2001), 30% (2000), 31% (1999)						
Current year	151.0		151.1		169.2	
Prior years	(6.3)		2.7		(3.5)	
		144.7		153.8		165.7
Double taxation relief		(4.7)		–		–
		140.0		153.8		165.7
Overseas taxation		7.7		6.4		2.8
		147.7		160.2		168.5
Deferred taxation (see note 20)						
Current year	(4.3)		(1.9)		9.1	
Prior years	(0.7)		(0.1)		(1.5)	
		(5.0)		(2.0)		7.6
		142.7		158.2		176.1

Included in the tax charges for the year are tax credits of £8.5 million (2001), £19.0 million (2000) and £7.6 million (1999) which are attributable to exceptional charges.

6. Dividends

	2001 £m	2000 £m	1999 £m
Ordinary Shares			
Interim dividend of 3.7p (2001), 3.7p (2000), 3.7p (1999)	106.3	106.3	106.1
Proposed final of 5.3p (2001), 5.3p (2000), 10.7p (1999)	152.0	152.3	307.2
Total ordinary dividend of 9.0p (2001), 9.0p (2000), 14.4p (1999)	285.3	258.6	413.3

7. Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax and minority interests and the weighted average number of ordinary shares in issue during the year.

An adjusted earnings per share figure has been calculated in addition to the earnings per share required by FRS14, "Earnings per Share" and is based on earnings excluding the effect of the exceptional charges. It has been calculated to allow shareholders to gain a clearer understanding of the trading performance of the Group. Details of the adjusted earnings per share are set out below:

	2001			2000			1999		
	£m	Basic pence per share	Diluted pence per share	£m	Basic pence per share	Diluted pence per share	£m	Basic pence per share	Diluted pence per share
Basic earnings	1.3	0.0	0.0	258.7	9.0	9.0	372.1	13.0	12.9
Exceptional operating charges	19.3	0.7	0.7	53.0	1.8	1.8	16.9	0.6	0.6
Exceptional fixed asset provision	–	–	–	–	–	–	64.0	2.2	2.2
Loss on sale of property and other fixed assets	83.2	2.9	2.9	22.3	0.8	0.8	(6.2)	(0.2)	(0.2)
Loss on sale/termination of operations	1.7	0.1	0.1	45.4	1.6	1.6	–	–	–
Provision for loss on operations to be discontinued	222.7	7.7	7.7	–	–	–	–	–	–
Adjusted earnings	328.2	11.4	11.4	379.4	13.2	13.2	446.8	15.6	15.5

The IIMR earnings per share has also been calculated in addition to the basic earnings per share and is based on earnings adjusted to eliminate certain capital items as follows:

	2001			2000			1999		
	£m	Basic pence per share	Diluted pence per share	£m	Basic pence per share	Diluted pence per share	£m	Basic pence per share	Diluted pence per share
Basic earnings	1.3	0.0	0.0	258.7	9.0	9.0	372.1	13.0	12.9
Exceptional fixed asset provision	–	–	–	–	–	–	64.0	2.2	2.2
Loss on sale of property and other fixed assets	83.2	2.9	2.9	22.3	0.8	0.8	(6.2)	(0.2)	(0.2)
Loss on sale/termination of operations	1.7	0.1	0.1	45.4	1.6	1.6	–	–	–
Provision for loss on operations to be discontinued	222.7	7.7	7.7	–	–	–	–	–	–
IIMR earnings	308.9	10.7	10.7	326.4	11.4	11.4	429.9	15.0	14.9

The weighted average number of ordinary shares used in the calculation of earnings per share are as follows:

	2001 m	2000 m	1999 m
Weighted average ordinary shares in issue during the year ended 31 March	2,872.4	2,872.1	2,864.7
Potentially dilutive share options under the Group's share option schemes	9.8	13.6	18.6
Weighted average ordinary shares for diluted earnings per share	2,882.2	2,885.7	2,883.3

Part 3

continued

8. Employees

The average number of employees of the Group during the year was:

		2001	2000	1999
UK stores	Management and supervisory categories	3,880	3,885	4,105
	Other	55,511	54,545	52,931
UK head office	Management and supervisory categories	2,242	2,379	2,485
	Other	1,299	1,441	1,626
Financial Services	Management and supervisory categories	314	320	280
	Other	1,230	1,127	988
Overseas		12,015	11,960	13,077
		76,491	75,657	75,492

If the number of hours worked was converted on the basis of a normal working week, the equivalent average number of full-time employees would have been 52,213 (2001), 52,156 (2000) and 51,306 (1999).

The aggregate remuneration and associated costs of Group employees were:

	2001			2000			1999		
	Before exceptional charges £m	Exceptional charges £m	Total £m	Before exceptional charges £m	Exceptional charges £m	Total £m	Before exceptional charges £m	Exceptional charges £m	Total £m
Wages and salaries	835.2	14.8	850.0	834.4	52.4	886.8	813.7	15.3	829.0
UK profit sharing (see note 8C)	8.3	0.2	8.5	11.8	0.6	12.4	14.2	0.6	14.8
Social security costs	59.6	0.4	60.0	59.3	1.0	60.3	61.5	0.5	62.0
Pension costs (see note 8A)	119.3	0.8	120.1	120.5	4.0	124.5	122.1	7.1	129.2
Employee welfare and other personnel costs	98.5	0.8	99.3	89.1	10.2	99.3	88.5	1.0	89.5
	1,120.9	17.0	1,137.9	1,115.1	68.2	1,183.3	1,100.0	24.5	1,124.5
Classified as:									
Employee costs (see note 2)	1,100.8	17.0	1,117.8	1,096.2	68.2	1,164.4	1,083.4	24.5	1,107.9
Manufacturing cost of sales	20.1	–	20.1	18.9	–	18.9	16.6	–	16.6
	1,120.9	17.0	1,137.9	1,115.1	68.2	1,183.3	1,100.0	24.5	1,124.5

A Pension costs

The total pension cost for the Group was £120.1 million (2001), £124.5 million (2000) and £129.2 million (1999) of which £110.6 million (2001), £112.1 million (2000) and £112.3 million (1999) relates to the UK Scheme, £nil (2001), £2.6 million (2000) and £6.6 million (1999) relates to the Early Retirement Plan and £9.5 million (2001), £9.8 million (2000) and £10.3 million (1999) relates to overseas schemes.

The Group operates a number of funded defined benefit pension schemes throughout the world.

The latest actuarial valuation of the UK Scheme was carried out at 1 April 1998 by an independent actuary using the projected unit method. The key assumptions adopted were:

Price inflation	3.5%
Rate of increase in salaries	5.25%
Rate of increase in pensions in payment	3.5%
Rate of return on investments	8.25%
Rate of increase in dividend income	4.5%
Rate of interest applied to discount liabilities	8.25%

The latest actuarial valuation revealed a shortfall of £74 million in the actuarial value of the assets of the UK Scheme of £2,047 million compared to the actuarial liability for pension benefits. (The market value of assets at 1 April 1998 was £2,709 million). This represents a funding level of 97 per cent.

The shortfall of £74 million together with the unamortised accounting deficit relating to prior periods gives a total unamortised deficit of £169.4 million. This is being amortised over a period of 12 years from 1 April 1998, being the remaining estimated service lives of the current Scheme members.

The next actuarial valuation of the UK Pension Scheme is being carried out as at 1 April 2001 and the results will be reflected in the financial statements for the year ending 31 March 2002.

The total UK pension cost is analysed as follows:

	2001 £m	2000 £m	1999 £m
Normal pension cost[1]	92.6	93.9	92.7
Amortisation of deficit	14.1	14.1	14.1
Net interest elements	3.9	4.1	5.5
Total	110.6	112.1	112.3

1 At standard contribution rate of 15.9 per cent (2001), 15.9 per cent (2000) and 15.9 per cent (1999)

As shown in note 13 the Company had pre-paid pension costs of £162.7 million (2001) and £175.0 (2000). This included the partial funding of the deficit, offset by the amortisation and interest elements shown above, with the balance being pre-paid contributions to the UK Scheme.

The pension costs relating to overseas schemes have been determined in accordance with the advice of independent qualified actuaries.

B Post-retirement health benefits

The Company has a commitment to pay all or a proportion of the health insurance premiums for a number of its retired employees and their spouses, the last of whom retired in 1988. There is no commitment in respect of current employees or those who have retired since 1988.

At 31 March 1999, the Company reassessed this liability in accordance with the advice of an independent qualified actuary. The discounted present value of £27.7 million (see note 20) has been fully provided. The valuation assumed a premium inflation of 7.5 per cent and an after-tax discount rate of 7.0 per cent. There is a matching deferred taxation asset of £8.3 million.

The next actuarial valuation will be carried out as at 31 March 2002.

C United Kingdom and Republic of Ireland profit sharing schemes

The amount of profit which has been allocated, in the form of ordinary shares in the Company, was fixed at £8.5 million (2001), £12.4 million (2000) and £14.8 million (1999), representing 1.75 per cent (2001), 2.5 per cent (2000) and 3 per cent (1999) of the earnings of 43,741 (2001), 44,145 (2000) and 43,550 (1999) eligible employees.

These shares are now purchased in the market: 4,459,905 ordinary shares were purchased by the Profit Sharing Trustees in respect of the 1999/2000 allocation.

Part 3

continued

D United Kingdom Employees' Save as you Earn Share Option Schemes

Under the terms of the 1997 Save as you Earn Option Scheme, the Board may offer options to purchase ordinary shares in the Company once in each financial year to those employees who enter into an Inland Revenue approved Save As You Earn (SAYE) savings contract. The price at which options may be offered is 80 per cent of the market price for three consecutive dealing days preceding the date of offer. The options may normally be exercised during the period of six months after the completion of the SAYE contract, either three, five or seven years after entering the scheme.

Outstanding options granted under the 1987 and 1997 United Kingdom Employees' Savings Related Share Option Schemes:

	Number of Shares			Option Price
	2001	2000	1999	
Options granted				
January 1992	expired	expired	471,247	229p
January 1993	expired	1,390,015	3,231,374	257p
January 1994	518,636	2,559,142	3,185,585	319p
January 1995	2,793,633	7,146,133	8,245,124	322p
January 1996	3,536,269	7,189,225	8,896,346	330p
January 1997	5,384,139	7,209,963	10,463,786	389p
January 1998	3,877,749	5,901,130	10,630,202	467p
January 1999	7,896,779	11,282,225	15,560,138	324p
January 2000	23,856,114	36,500,221	–	223p
January 2001	32,355,154	–	–	156p

E Executive Share Option Schemes

Under the terms of the 2000 Scheme, the Board may offer options to purchase ordinary shares in the Company to executive directors and senior employees at the market price on a date to be determined prior to the date of the offer. No further options may be granted under the 1984, 1987 and 1997 Share Option Schemes. Outstanding options under each of the 1984 and 1987 Schemes continued to be bound by the Maximum Option Value which is limited to four times remuneration on exercise. Outstanding options granted under all executive share option schemes are as follows:

	Number of Shares				
Options granted	2001	2000	1999	Option Price	Option Dates
(1984 Scheme)					
May 1990	–	–	211,154	206p	May 1993 – May 2000
May 1991	732,802	748,546	780,681	254p	May 1994 – May 2001
May 1992	1,650,583	1,652,102	1,652,102	329p	May 1995 – May 2002
May 1993	1,213,976	1,233,053	1,258,712	341p	May 1996 – May 2003
October 1993	19,576	19,576	26,989	399p	Oct 1996 – Oct 2003
May 1994	1,859,827	1,878,391	1,916,384	404p	May 1997 – May 2004
October 1994	21,541	21,541	21,541	402p	Oct 1997 – Oct 2004
May 1995	1,545,062	1,566,969	1,606,315	414p	May 1998 – May 2005
May 1996	58,950	58,950	58,950	458p	May 1999 – May 2006
November 1996	6,172	6,172	6,172	486p	Nov 1999 – Nov 2006
June 1997	39,844	39,844	51,228	527p	Jun 2000 – Jun 2007
(1987 Scheme)					
May 1993	–	–	972,669	341p	May 1996 – May 2000
October 1993	–	–	46,114	399p	Oct 1996 – Oct 2000
May 1994	1,119,504	1,138,068	1,171,729	404p	May 1997 – May 2001
October 1994	9,288	9,288	9,288	402p	Oct 1997 – Oct 2001
May 1995	1,426,796	1,425,660	1,465,006	414p	May 1998 – May 2002
May 1996	1,625,742	1,654,620	1,714,111	458p	May 1999 – May 2003
November 1996	39,507	39,507	39,507	486p	Nov 1999 – Nov 2003
June 1997	2,003,084	2,032,282	2,116,225	527p	Jun 2000 – Jun 2004
(1997 Scheme – Tier 1)					
June 1998	379,338	385,355	414,282	557p	Jun 2001 – Jun 2008
November 1998	247,221	265,785	265,785	404p	Nov 2001 – Nov 2008
June 1999	929,298	985,394	–	358p	Jun 2002 – Jun 2009
November 1999	95,323	95,323	–	278p	Nov 2002 – Nov 2009
January 2000	360,655	360,655	–	305p	Jan 2003 – Jan 2010
March 2000	1,992,337	1,992,337	–	261p	Mar 2003 – Mar 2010
June 2000	184,615	–	–	260p	Jun 2003 – Jun 2010
(1997 Scheme – Tier 2)					
June 1998	3,023,780	4,979,790	5,637,154	557p	Jun 2003 – Jun 2008
November 1998	99,261	117,825	117,825	404p	Nov 2003 – Nov 2008
June 1999	2,305,306	2,491,935	–	358p	Jun 2004 – Jun 2009
November 1999	59,352	59,352	–	278p	Nov 2004 – Nov 2009
January 2000	360,655	360,655	–	305p	Jan 2005 – Jan 2010
March 2000	1,992,337	1,992,337	–	261p	Mar 2005 – Mar 2010
June 2000	184,615	–	–	260p	Jun 2005 – Jun 2010
(2000 Scheme +3%)					
September 2000	4,209,681	–	–	215p	Sep 2003 – Sep 2010
December 2000	574,358	–	–	195p	Jan 2004 – Jan 2011
March 2001	323,393	–	–	218p	Mar 2004 – Mar 2011
(2000 Scheme +4%)	–				
September 2000	4,265,494	–	–	215p	Sep 2003 – Sep 2010
December 2000	574,358	–	–	195p	Jan 2004 – Jan 2011
March 2001	323,393	–	–	218p	Mar 2004 – Mar 2011

Part 3
continued

9. Directors

A Emoluments

Emoluments of directors of the Company are summarised below:

	2001 £'000	2000 £'000	1999 £'000
Aggregate emoluments	3,998	6,534	6,375
Aggregate gains on the exercise of share options	–	–	116
Termination payments	2,742	–	587

B Transactions with directors

Interest-free loans were made, during the financial year ended 31 March 2001, under the employees' loan scheme by the Company as follows:

- £501,000 to Roger Holmes which was repaid in full prior to his appointment as a director on 1 January 2001; and
- £80,018 to David Norgrove which was made prior to his appointment as a director and repaid in full before the end of the financial year.

During each of the three years there was no contract of significance to which the Company, or one of its subsidiaries, was a party and in which a director of the Company was materially interested.

10. Goodwill

	2001 £m	2000 £m
Cost and net book value as at 1 April	1.3	–
Additions	–	1.3
Amortisation	(0.3)	–
Disposals	(1.0)	–
Cost and net book value as at 31 March	–	1.3

11. Tangible fixed assets

A Tangible fixed assets

	2001				2000			
	Land & buildings £m	Fit out, Fixtures, fittings & equipment £m	Assets in the course of construction £m	Total £m	Land & buildings £m	Fit out, Fixtures, fittings & equipment £m	Assets in the course of construction £m	Total £m
Cost or valuation								
At 1 April	2,868.7	2,756.9	81.3	5,706.9	3,037.9	2,545.7	115.5	5,699.1
Additions	17.0	186.8	51.9	255.7	85.0	186.6	179.0	450.6
Transfers	17.9	24.8	(42.7)	–	61.2	149.3	(210.5)	–
Revaluation (deficit)/surplus	(3.0)	–	–	(3.0)	1.8	–	–	1.8
Disposals	(16.1)	(27.5)	(0.4)	(44.0)	(286.1)	(103.0)	–	(389.1)
Differences on exchange	11.5	34.0	1.7	47.2	(31.1)	(21.7)	(2.7)	(55.5)
At 31 March	2,896.0	2,975.0	91.8	5,962.8	2,868.7	2,756.9	81.3	5,706.9
Accumulated depreciation								
At 1 April	94.6	1,370.2	–	1,464.8	83.5	1,228.1	–	1,311.6
Depreciation for the year	22.4	253.5	–	275.9	14.2	247.4	–	261.6
Provision for loss on disposal	47.0	64.2	–	111.2	–	–	–	–
Disposals	(4.1)	(22.5)	–	(26.6)	(1.9)	(94.4)	–	(96.3)
Differences on exchange	0.9	17.7	–	18.6	(1.2)	(10.9)	–	(12.1)
At 31 March	160.8	1,683.1	–	1,843.9	94.6	1,370.2	–	1,464.8
Net book value At 31 March	2,735.2	1,291.9	91.8	4,118.9	2,774.1	1,386.7	81.3	4,242.1
At 1 April	2,774.1	1,386.7	81.3	4,242.1	2,954.4	1,317.6	115.5	4,387.5

Analysis of land & buildings

	2001				2000			
	Freehold £m	Long leasehold £m	Short leasehold £m	Total £m	Freehold £m	Long leasehold £m	Short leasehold £m	Total £m
At valuation	865.4	437.9	13.5	1,316.8	868.3	437.9	13.5	1,319.7
At cost	1,006.1	445.5	127.6	1,579.2	1,001.7	421.4	125.9	1,549.0
	1,871.5	883.4	141.1	2,896.0	1,870.0	859.3	139.4	2,868.7
Accumulated depreciation	(39.0)	(48.8)	(73.0)	(160.8)	19.7	8.5	66.4	94.6
Net book value at 31 March	1,832.5	834.6	68.1	2,735.2	1,850.3	850.8	73.0	2,774.1
At 1 April	1,850.3	850.8	73.0	2,774.1	2,071.5	800.4	82.5	2,954.4

B Investment properties

Freehold land and buildings include investment properties as follows:

	2001 £m	2000 £m
Cost or valuation		
At 1 April	54.5	284.8
Disposals	–	(232.1)
Revaluation (deficit)/surplus	(3.0)	1.8
At 31 March	51.5	54.5

Part 3
continued

C Tangible fixed assets at cost

Gerald Eve, Chartered Surveyors, valued the Group's freehold and leasehold properties in the United Kingdom as at 31 March 1982. This valuation was on the basis of open market value for existing use. At 31 March 1988, the directors, after consultation with Gerald Eve, revalued those of the Company's properties which had been valued as at 31 March 1982 (excluding subsequent additions and adjusted for disposals). The directors' valuation was incorporated into the financial statements at 31 March 1988.

The Group's freehold interests in three investment properties have been valued at open market value in accordance with the RICS Appraisal and Valuation Manual as at 31 March 2000 by external valuers DTZ Debenham Tie Leung Chartered Surveyors and Gerald Eve, Chartered Surveyors and 31 March 2001 by external valuers, Gerald Eve, Chartered Surveyors. The valuations of these investment properties are based on the apportionment of larger valuations to exclude an owner occupied Marks & Spencer store in each case. They exclude any income or outgoings attributable to the owner occupied Marks & Spencer stores which have been assumed to continue trading.

If the Group's land and buildings had not been valued as set out above, their net book value would have been:

	2001 £m	2000 £m
At valuation at 31 March 1975[1]	333.6	333.6
At cost	1,497.8	1,478.9
At 31 March	1,831.4	1,812.5
Accumulated depreciation	(159.2)	(117.1)
Net book value at 31 March	1,672.2	1,695.4

1 The Group also valued its land and buildings in 1955 and 1964. In the opinion of the directors, unreasonable expense would be incurred in obtaining the original costs of the assets valued in those years and in 1975.

12. Fixed asset investments

A Investments

	2001			2000		
	Joint venture[1,2] £m	Other investments[3] £m	Total £m	Joint venture[1,2] £m	Other investments[3] £m	Total £m
At 1 April	25.4	29.6	55.0	24.2	37.0	61.2
Additions	0.7	21.0	21.7	0.5	15.4	15.9
Disposals	–	(12.1)	(12.1)	–	(22.8)	(22.8)
Share of joint venture's property revaluation	1.3	–	1.3	1.2	–	1.2
Repayment of loan	(7.6)	–	(7.6)	(0.5)	–	(0.5)
At 31 March	19.8	38.5	58.3	25.4	29.6	55.0

1 The joint venture represents a 50 per cent interest in Hedge End Park Ltd, a property investment company. The partner in the joint venture is J Sainsbury plc.

2 The Group's investment in the joint venture includes £2.2 million (2001), £9.8 million (2000) of loans and accumulated reserves of £11.5 million (2001), £9.5 million (2000).

3 Other investments include listed securities held by a subsidiary. The difference between their book value and market value is negligible. Other investments also include 3,525,198 shares (2001) and 708,263 shares (2000) in Marks and Spencer p.l.c. held by employee share trusts ("the Trusts"). Of these shares 3,525,198 (2001) and 468,263 (2000) were held by the Marks and Spencer p.l.c. Qualifying Employee Share Ownership Trust (see note 22) and no shares (2001) and 240,000 (2000) were held by other trusts. At 31 March shares held by the Trusts had a book value of £7.3 million (2001) and £1.9 million (2000).

B Principal subsidiary undertakings

The Company's principal subsidiary undertakings as at 31 March 2001 are set out below. A schedule of interests in all undertakings is filed with the Annual Return.

	Principal activity	Country of incorporation and operation	Proportion of voting rights and shares held by: The Company	A subsidiary
Marks and Spencer International Holdings Limited	Holding Company	Great Britain	100%	–
Marks and Spencer (Nederland) BV	Holding Company	The Netherlands	–	100%
Marks & Spencer Finance Inc	Holding Company	United States	100%	–
Marks and Spencer Ventures Limited	Holding Company	Great Britain	100%	–
Marks & Spencer (France) SA	Retailing	France	–	100%
SA Marks and Spencer (Belgium) NV	Retailing	Belgium	–	100%
Marks and Spencer (España) SA	Retailing	Spain	–	100%
Marks and Spencer (Portugal) Lda	Retailing	Portugal	–	100%
Marks and Spencer Stores BV	Retailing	The Netherlands	–	100%
Marks and Spencer (Deutschland) GmbH	Retailing	Germany	–	100%
Marks and Spencer (Ireland) Limited	Retailing	Republic of Ireland	–	100%
Brooks Brothers Inc	Retailing	United States	–	100%
Brooks Brothers (Japan) Limited	Retailing	Japan	–	51%
King Super Markets Inc	Retailing	United States	–	100%
Marks and Spencer (Asia Pacific) Limited	Retailing	Hong Kong	–	100%
M&S Card Services Limited	Credit Card Handling	Great Britain	100%	–
Marks and Spencer Retail Financial Services Holdings Limited	Holding Company	Great Britain	100%	–
Marks and Spencer Financial Services Limited	Financial Services	Great Britain	–	100%
Marks and Spencer Unit Trust Management Limited	Financial Services	Great Britain	–	100%
Marks and Spencer Savings and Investments Limited	Financial Services	Great Britain	–	100%
Marks and Spencer Life Assurance Limited	Financial Services	Great Britain	–	100%
MS Insurance Limited	Financial Services	Guernsey	–	100%
St Michael Finance p.l.c.	Finance	Great Britain	100%	–
Marks & Spencer Finance p.l.c.	Finance	Great Britain	100%	–
Marks and Spencer Property Holdings Limited	Property Investment	Great Britain	100%	–

Part 3
continued

13. Debtors

		2001 £m	2000 £m
A	**Amounts receivable within one year**		
	Trade debtors	34.9	44.4
	Customer advances	629.1	663.3
	Other debtors[1]	29.4	61.9
	Prepayments and accrued income[2]	223.8	218.7
		917.2	998.3
B	**Amounts receivable after more than one year**		
	Customer advances	1,630.1	1,478.1
	Other debtors[1]	16.3	17.1
	Prepayments and accrued income[2]	65.7	71.7
		1,712.1	1,566.9

1 Other debtors include an interest-free loan to an officer of Marks and Spencer p.l.c. of £87,000 (2001) and £55,735 (2000).

2 Prepayments and accrued income includes £162.7 million (2001) and £175.0 million (2000) in respect of the UK Pension Scheme. Of this, £58.6 million (2001) and £67.8 million (2000) is included in amounts receivable after more than one year.

3 Amounts receivable after more than one year include £70.4 million (2001) and £76.0 million (2000) of non-financial assets which have been excluded from the analysis in note 16.

14. Current asset investments

	2001 £m	2000 £m
Listed investments:		
Government securities	141.5	74.0
Listed in the United Kingdom	57.6	47.0
Listed overseas	50.4	59.8
Unlisted investments	10.5	11.6
Short-term deposits[1]	–	194.0
	260.0	386.4

1 Short-term deposits comprise deposits with banks and other financial institutions with initial maturity of more than three months.

15. Cash at bank and in hand

Cash at bank includes commercial paper and short-term deposits with banks and other financial institutions with initial maturity of three months or less.

16. Analysis of financial assets

After taking into account the various interest rate swaps entered into by the Group, the currency and interest rate exposure of the Group's financial assets is set out below. There are no financial assets other than short-term debtors excluded from this analysis.

A Interest rate and currency analysis

	2001				2000			
	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m
Currency								
Sterling	141.2	1,740.5	87.8	1,969.5	96.7	1,912.0	77.1	2,085.8
US dollar	11.5	30.1	2.0	43.6	17.0	29.4	4.0	50.4
Euro	14.1	21.7	11.1	46.9	16.5	20.8	9.2	46.5
Other	10.7	22.4	1.5	34.6	4.7	18.9	1.7	25.3
	177.5	1,814.7	102.4	2,094.6	134.9	1,981.1	92.0	2,208.0

The floating rate sterling and US dollar assets are at interest rates linked to LIBID. The non-interest bearing cash is predominantly cash in tills and uncleared deposits.

B Analysis of fixed interest rate

	Fixed rate financial assets			
	2001 Weighted average interest rate %	2000 Weighted average interest rate %	2001 Weighted average period for which rate is fixed Years	2000 Weighted average period for which rate is fixed Years
Currency				
Sterling	6.7	7.0	9.0	7.5
US dollar	6.5	6.0	11.1	7.3
Euro	5.1	4.6	6.0	7.3
Other	2.3	2.6	8.2	3.6

C Analysis of financial assets

	2001 £m	2000 £m
Cash at bank and in hand	154.4	301.1
Current asset investments	260.0	386.4
Customer advances falling due in more than one year	1,630.1	1,478.1
Fixed asset investments	38.5	29.6
Other amounts receivable after more than one year	11.6	12.8
Financial assets as defined by FRS13	2,094.6	2,208.0
Customer advances falling due in less than one year	629.1	663.3
Financial assets including short-term customer advances	2,723.7	2,871.3

Part 3

continued

17. Creditors: amounts falling due within one year

	2001 £m	2000 £m
Bank loans and overdrafts	534.8	469.0
Medium term notes (see note 19B)	486.8	700.4
Trade creditors	207.5	219.3
Taxation	95.6	112.8
Social Security and other taxes	33.7	30.1
Other creditors[1]	247.4	254.3
Accruals and deferred income	223.8	224.5
Proposed final dividend	152.0	152.4
	1,981.6	2,162.8

1 Other creditors include £22.5 million (2001) and £27.1 million (2000) which is shown in the calculation of the Group's net debt and is treated as financing within the cash flow statement.

18. Creditors: amounts falling due are more than one year

	2001 £m	2000 £m
Medium term notes (see note 19B)	598.3	686.1
Other creditors[1,2]	136.8	118.2
	735.1	804.3

1 Other creditors include £49.8 million (2001) and £56.3 million (2000) which is shown in the calculation of the Group's net debt and is treated as financing within the cash flow statement.

2 Other creditors include £84.8 million (2001) and £58.2 million (2000) of non-financial liabilities which have been excluded from the analysis in note 19.

19. Analysis of financial liabilities

A Interest rate and currency analysis

After taking into account the various interest rate and currency swaps entered into by the Group, the currency and interest rate exposure of the Group's financial liabilities are set out below. There are no financial liabilities other than short-term creditors excluded from this analysis.

	2001			2000		
	Fixed rate £m	Floating rate £m	Total £m	Fixed rate £m	Floating rate £m	Total £m
Currency						
Sterling	100.0	1,236.2	1,336.2	100.0	1,408.3	1,508.3
US dollar	–	193.9	193.9	–	183.8	183.8
Euro	–	145.0	145.0	–	184.9	184.9
Other	–	19.3	19.3	–	65.6	65.6
	100.0	1,594.4	1,694.4	100.0	1,842.6	1,942.6

The floating rate sterling and US dollar borrowings are linked to interest rates related to LIBOR. These rates are for periods ranging from one month to six months. The fixed rate sterling borrowings are at a weighted average rate of 6.8 per cent (2001) and 6.8 per cent (2000) and the weighted average time for which the rate is fixed is 2.3 years (2001) and 3.3 years (2000).

B Maturity of financial liabilities

	2001 £m	2000 £m
Repayable within one year:		
Bank loans, overdrafts and commercial paper	534.8	469.0
Medium term notes	486.8	700.4
Other creditors	22.5	27.1
	1,044.1	1,196.5
Repayable between one and two years:		
Medium term notes	175.1	95.2
Other creditors	20.5	23.3
	195.6	118.5
Repayable between two and five years:		
Medium term notes	403.3	571.0
Other creditors	27.0	31.5
	430.3	602.5
Repayable in five years or more:		
Medium term notes	19.9	19.9
Other creditors	4.5	5.2
	24.4	25.1
	1,694.4	1,942.6

[1] Financial liabilities include £2.2 million (2001) and £3.7 million (2000) of other creditors which is excluded from the reconciliation of net debt in note 27.

Part 3

continued

C Borrowing facilities

The Group had an undrawn committed facility of £425.0 million (2001) and $50.0 million (2000) linked to its commercial paper programme and subject to annual review. The Group also has a number of undrawn uncommitted facilities available to it amounting to £547.5 million (2001) and £533.3 million (2000).

20. Provisions for liabilities and charges

	2001 £m	2000 £m
Post-retirement health benefits[1]		
At 1 April	27.7	27.8
Utilised during the year	(1.8)	(2.2)
Interest charged	1.8	2.1
At 31 March	27.7	27.7
UK restructuring[2]		
At 1 April	42.6	24.0
Additions during the year	30.1	63.3
Utilised during the year	(29.5)	(44.7)
At 31 March	43.2	42.6
Overseas restructuring[3]		
At 1 April	8.1	2.6
Additions during the year	194.5	29.1
Utilised during the year	(1.7)	(23.7)
Exchange differences	0.4	0.1
At 31 March	201.3	8.1
Deferred tax[4]		
At 1 April	48.2	50.6
Credited to the profit and loss account (see note 5)	(5.0)	(2.0)
Exchange differences	0.3	(0.4)
At 31 March	43.5	48.2
Total at 31 March current year	315.7	126.6
Total at 31 March prior year	126.6	105.0

1 The £27.7 million provision for post-retirement health benefits represents the estimated value of Marks and Spencer p.l.c.'s subsidy of the Marks & Spencer Health Insurance Scheme, in so far as it relates to private medical benefits for retired employees and their dependants, for which Marks and Spencer p.l.c. meets the whole, or part, of the cost.

2 The provision for UK restructuring costs relates to the ongoing costs of restructuring the Group's UK operations. The balance primarily relates to the ongoing restructuring of the Group's head office functions and "Direct" operations. The majority of these costs are expected to be incurred during the next financial year.

3 The provision for Overseas restructuring costs primarily relates to the costs expected to be incurred in respect of the intended closure of the Group's operations in Continental Europe. The balance primarily relates to redundancy costs and future trading losses, the majority of which are expected to be incurred during the next financial year.

4 The deferred tax provision consists of £51.8 million (2001) and £56.5 million (2000) arising on short-term timing differences offset by £8.3 million (2001) and £8.3 million (2000) arising on post-retirement health benefits.

Unprovided deferred tax	2001 £m	2000 £m[1]
Excess of capital allowances over depreciation on tangible fixed assets	79.6	72.8

[1] The comparatives for 2000 have been restated following a reassessment of the quantum of the book value of fit out on which capital allowances have been claimed.

In December 2000 the Accounting Standards Board issued FRS 19 "Deferred Tax". This FRS requires deferred tax to be provided on a "full provision" basis. The Group will adopt this standard for the year ended 31 March 2002.

In the opinion of the directors, any taxable gains arising on the disposal of revalued properties will be covered by brought forward tax losses and rollover relief. Accordingly, the potential deferred tax in respect of these properties has not been quantified in the above analysis.

Deferred tax is not provided in respect of liabilities which might arise on the distribution of unappropriated profits of international subsidiaries.

21. Financial instruments and risk management

A Fair values of financial instruments

Set out below is a comparison of current and book values of all the Group's financial instruments by category. Where market prices are not available for a particular instrument, fair values have been calculated by discounting cash flows at prevailing interest rates and exchange rates.

	2001		2000	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Assets/(liabilities)				
Customer advances falling due in more than one year	1,630.1	1,646.2	1,478.1	1,474.2
Current asset investments[1]	260.0	255.5	386.4	386.4
Fixed asset investments[2]	38.5	38.5	29.6	29.6
Cash at bank and in hand[1]	154.4	154.4	301.1	301.1
Borrowings due within one year[1]	(1,044.1)	(1,039.6)	(1,196.1)	(1,199.6)
Financial liabilities due after more than one year[1]	(650.3)	(694.7)	(746.1)	(737.4)
Interest rate swaps[3]	–	22.6	–	(2.6)
Forward foreign currency contracts[3]	–	(1.4)	–	20.2
FTSE 100 put options[4]	1.3	2.8	2.2	3.1

[1] Current asset investments and cash at bank are predominantly short-term deposits placed with banks, financial institutions and on money markets, and investments in short-term securities. Borrowings are at floating rates. Therefore, fair values closely approximate book values.

[2] Fixed asset investments comprise listed securities held by a subsidiary.

[3] Interest rate swaps and forward foreign currency contracts have been marked to market to produce a fair value figure.

[4] FTSE 100 put options provide no loss guarantees on certain Unit Trust offers. The options are on a fully matched basis and are not traded. They have been marked to market to produce a fair value figure.

Part 3

continued

B Hedges of future transactions

Unrecognised gains and losses on instruments for hedging and those recognised were as follows:

			2001
	Gains £m	Losses £m	Net Total £m
Unrecognised gains/(losses) on hedges at 1 April 2000	57.7	(39.2)	18.5
(Gains)/losses arising in previous years recognised in the year	(46.7)	20.2	(26.5)
Gains/(losses) in previous years not recognised in the year	11.0	(19.0)	(8.0)
Gains/(losses) arising in the year	44.9	(14.2)	30.7
Unrecognised gains/(losses) on hedges at 31 March 2001	55.9	(33.2)	22.7
Of which:			
Gains/(losses) expected to be recognised within one year	6.2	(13.2)	(7.0)
Gains/(losses) expected to be recognised after one year	49.7	(20.0)	29.7

C Currency risk

The effect of currency exposures arising from the translation of overseas investments is mitigated by Group borrowings in the local currencies of its main operating subsidiaries. Gains and losses arising on net investments in overseas subsidiaries are recognised in the consolidated statement of total recognised gains and losses.

After taking into account the effect of any hedging transactions that manage transactional currency exposures, no Group company had any material monetary assets of liabilities in currencies other than their functional currencies at the balance sheet date.

22. Called up share capital

	2001 £m	2000 £m
Authorised:		
3,200,000,000 ordinary shares of 25p each	800.0	800.0
Allotted, called up and fully paid:		
Ordinary shares of 25p each 2,867,383,731 (2001) and 2,874,587,298 (2000)	716.9	718.6

3,415,705 (2001), 3,964,345 (2000) ordinary shares having a nominal value of £0.9 million (2001), £0.9 million (2000) were allotted during the year under the terms of the Company's share schemes which are described in note 8. The aggregate consideration received was £7.1 million (2001), £10.7 million (2000). Contingent rights to the allotment of shares are also described in note 8.

Of the 3,415,705 (2001), 3,964,345 (2000) ordinary shares referred to above, 3,265,848 (2001) 3,671,774 (2000) ordinary shares were subscribed for by the Marks and Spencer p.l.c. Qualifying Employee Share Ownership Trust (the "QUEST") at market value of £6.8 million (2001), £11.2 million (2000). Of these shares, 208,913 (2001), 3,203,511 (2000) were allocated to employees, including executive directors, in satisfaction of options exercised under the Marks and Spencer United Kingdom Employees' Savings Related Share Option Schemes. The Company provided £nil (2001) and £1.1 million (2000) to the QUEST for this purpose. The cost of this contribution was transferred by the Company directly to the profit and loss account reserve (see note 23). At 31 March 2001, 3,525,198 shares (468,263 shares at 31 March 2000) were held by the QUEST (see note 12).

10,619,272 ordinary shares having a nominal value of £2.6 million were purchased by the Company for an aggregate consideration of £20.3 million. The nominal value of the cancelled shares has been transferred to the capital redemption reserve (see below).

23. Shareholders' funds

	2001 £m	2000 £m
Called up share capital (see note 22)	716.9	718.6
Share premium account:		
At 1 April	369.4	358.5
Shares issued under the Company's share schemes	6.2	10.9
At 31 March	375.6	369.4
Revaluation reserve:		
At 1 April	457.9	531.0
(Deficit)/surplus on revaluation of investment properties	(3.0)	1.8
Share of joint venture's movement in revaluation reserve	1.3	1.2
Revaluation deficit/(surplus) realised on disposals	1.3	(74.2)
Revaluation element of depreciation charge	(1.9)	(1.9)
At 31 March	455.6	457.9
Capital redemption reserve:		
At 1 April	–	–
Purchase of own shares	2.6	–
At 31 March	2.6	–
Profit and loss account reserve:		
At 1 April	3,359.4	3,276.7
Revaluation element of depreciation charge	1.9	1.9
Revaluation (deficit)/surplus realised on disposals	(1.3)	74.2
Purchase of own shares	(20.3)	–
Goodwill reinstated in respect of closure of businesses	(1.3)	24.4
Amounts deducted in respect of shares issued to the QUEST (see note 22)	–	(1.1)
Retained (loss)/profit for the year	(257.0)	0.1
Exchange differences on foreign currency translation	13.3	(16.8)
At 31 March	3,094.7	3,359.4
Shareholders' funds at 31 March – all equity	4,645.4	4,905.3

Cumulative goodwill of £430.2 million (year ended 31 March 2000 £428.9 million) arising on the acquisition of US (year ended 31 March 2000 US and Spanish) subsidiaries has been written off against the profit and loss account reserve. As permitted by FRS10, this goodwill has not been reinstated in the balance sheet and remains written off to reserves.

Part 3

continued

24. Reconciliation of movements in Group shareholders' funds

	2001 £m	2000 £m
Profit attributable to shareholders	1.3	258.7
Dividends	(258.3)	(258.6)
	(257.0)	0.1
Other recognised gains and losses relating to the year	11.6	(13.8)
New share capital subscribed	7.1	11.8
Amounts deducted from profit and loss account reserve in respect of shares issued to the QUEST	–	(1.1)
Purchase of own shares	(20.3)	–
Goodwill transferred to profit and loss account on closure of businesses	(1.3)	24.4
Net (reduction)/addition to shareholders' funds	(259.9)	21.4
Shareholders' funds at 1 April	4,905.3	4,883.9
Shareholders' funds at 31 March	4,645.4	4,905.3

25. Reconciliation of operating profit to net cash inflow from operating activities

	2001 £m	2000 £m	1999 £m
Operating profit	440.5	471.0	512.0
Exceptional operating charges (see note 3A)	26.5	72.0	88.5
Operating profit before exceptional charges	467.0	543.0	600.5
Depreciation	275.9	261.6	236.4
Decrease/(increase) in stocks	14.7	40.3	(7.6)
Increase in customer advances	(117.8)	(206.2)	(363.0)
Decrease/(increase) in other debtors	43.8	0.9	(8.0)
Increase in creditors	23.1	51.1	14.6
Net cash inflow before exceptional items	706.7	690.7	472.9
Exceptional operating cash outflow (see note 26A)	(30.3)	(49.2)	(0.6)
Net cash inflow from operating activities	676.4	641.5	472.3

26. Analysis of cash flows given in the cash flow statement

	2001 £m	2000 £m	1999 £m
A Exceptional operating cash flows			
UK redundancy costs paid	(29.5)	(44.7)	(0.6)
European restructuring costs paid	(0.8)	(4.5)	–
Exceptional operating cash outflow	(30.3)	(49.2)	(0.6)
B Returns on investments and servicing of finance			
Interest received	13.1	17.8	29.8
Interest paid	–	(2.0)	–
Dividends paid to minorities	(0.5)	(0.6)	(0.8)
Net cash inflow from returns on investments and servicing of finance	12.6	15.2	29.0
C Taxation			
UK corporation tax paid	(164.5)	(143.5)	(337.2)
Overseas tax paid	(0.1)	(2.2)	(8.7)
Cash outflow for taxation	(164.6)	(145.7)	(345.9)
D Capital expenditure and financial investment			
Purchase of tangible fixed assets	(269.8)	(447.5)	(663.0)
Sale of tangible fixed assets	18.9	266.0	25.5
Purchase of fixed asset investments	(18.0)	(1.9)	–
Sale of fixed asset investments	10.7	16.4	9.4
Net cash outflow for capital expenditure and financial investment	(258.2)	(167.0)	(628.1)
E Acquisitions and disposals			
Closure of Canadian operations	(0.9)	(15.4)	–
Sale of Splendour.com Ltd	(0.8)	–	–
Repayment of loan by joint venture	7.6	0.5	1.0
Acquisition of minority interest	–	(6.2)	–
Cash inflow/(outflow) for acquisitions and disposals	5.9	(21.1)	1.0
F Management of liquid resources			
Decrease in cash deposits treated as liquid resources	135.5	18.4	140.2
Net purchase of government securities	(67.5)	(5.0)	(14.2)
Net purchase of listed investments	(0.3)	(12.9)	(0.7)
Net sale of unlisted investments	2.0	31.0	55.3
Net decrease/(increase) in short-term deposits	194.0	(194.0)	–
Cash inflow/(outflow) from decrease/(increase) in liquid resources	263.7	(162.5)	180.6
G Financing			
Increase in bank loans, overdrafts and commercial paper treated as financing	76.0	2.3	29.5
Repayment of 7⅜% Guaranteed bonds	–	–	(150.0)
Repayment of US$ Promissory note	–	–	(268.7)
(Redemption)/issue of medium term notes	(310.8)	254.3	859.3
(Decrease)/increase in other creditors treated as financing	(11.1)	(5.7)	12.7
Debt financing as shown in analysis of net debt (see note 27)	(245.9)	250.9	482.8
Purchase of own shares	(20.3)	–	–
Shares issued under employees' share schemes	0.8	9.4	22.2
Net cash (outflow)/inflow from (decrease)/increase in financing	(265.4)	260.3	505.0

Part 3

continued

27. Analysis of net debt

	At 1 April 1999 £m	Cash flow £m	Exchange Movement £m	At 31 March 2000 £m	Cash flow £m	Exchange Movement £m	At 31 March 2001 £m
Net cash:							
Cash at bank and in hand (see note 16C)	281.5	20.5	(0.9)	301.1	(149.2)	2.5	154.4
Less: deposits treated as liquid resources (see below)	(178.6)	18.4	0.1	(160.1)	135.5	(0.4)	(25.0)
	102.9	38.9	(0.8)	141.0	(13.7)	2.1	129.4
Bank loans, overdrafts and commercial paper (see note 19B)	(445.8)	(34.0)	10.8	(469.0)	(50.5)	(15.3)	(534.8)
Less: amounts treated as financing (see below)	384.7	2.3	(5.0)	382.0	76.0	13.7	471.7
	(61.1)	(31.7)	5.8	(87.0)	25.5	(1.6)	(63.1)
Net cash per cash flow statement	41.8	7.2	5.0	54.0	11.8	0.5	66.3
Liquid resources:							
Deposits included in cash (see above)	178.6	(18.4)	(0.1)	160.1	(135.5)	0.4	25.0
Current asset investments (see note 14)	204.0	180.9	1.5	386.4	(128.2)	1.8	260.0
Liquid resources per cash flow statement and note 26F	382.6	162.5	1.4	546.5	(263.7)	2.2	285.0
Debt financing:							
Bank loans, overdrafts and commercial paper treated as financing (see above)	(384.7)	(2.3)	5.0	(382.0)	(76.0)	(13.7)	(471.7)
Medium term notes (see note 19B)	(1,132.2)	(254.3)	–	(1,386.5)	310.8	(9.4)	(1,085.1)
Other creditors (see note 19B)	(89.1)	5.7	–	(83.4)	11.1	–	(72.3)
Debt financing (see note 26G)	(1,606.0)	(250.9)	5.0	(1,851.9)	245.9	(23.1)	(1,629.1)
Net debt	(1,181.6)	(81.2)	11.4	(1,251.4)	(6.0)	(20.4)	(1,277.8)

28. Commitments and contingent liabilities

	The Group	
	2001 £m	2000 £m
A Commitments in respect of properties in the course of development	54.6	103.9

B Marks and Spencer (Ireland) Limited and its subsidiary Aprell Limited have availed themselves of the exemption provided for in S17 of the Companies (Amendment) Act 1986 (Ireland) in respect of the documents required to be annexed to their annual returns.

C Other material contracts:
In the event of a material change in the trading arrangements with certain warehouse operators, Marks and Spencer p.l.c. has a commitment to purchase fixed assets, at values ranging from historical net book value to market value, which are currently owned and operated by them on Marks and Spencer p.l.c.'s behalf.

D Commitments under operating leases:
At 31 March 2001 annual commitments under operating leases were as follows:

	Land & buildings £m	Other £m
Expiring within one year	4.5	1.4
Expiring in the second to fifth years inclusive	29.2	1.8
Expiring in more than five years	87.4	–
	121.1	3.2

29. Foreign exchange rates

The principal foreign exchange rates used in the financial statements are as follows (local currency equivalent of £1):

	Sales Average Rate			Profit Average Rate			Balance Sheet Rate		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Euro[1]	1.63	–	–	1.62	–	–	1.62	1.67	–
US dollar	1.48	1.62	1.66	1.47	1.61	1.66	1.43	1.60	1.61
Hong Kong dollar	11.54	12.57	12.83	11.59	12.51	12.84	11.11	12.43	12.51
Japanese yen	163.67	177.16	209.16	163.54	175.88	206.75	178.50	163.91	191.18

[1] Prior year sales and profits were translated using exchange rates for legacy currencies and a weighted average exchange rate for the Euro has therefore not been calculated.

30. Related party transactions

There were no material transactions with related parties as defined by FRS8, "Related Party Transactions".

Part 3

continued

3. Unaudited interim results for 26 weeks ended 29 September 2001

The following is the text of Marks & Spencer's unaudited interim report for the 26 weeks ended 29 September 2001, released on 6 November 2001.

"Interim Results for the 26 weeks ended 29 September 2001

Highlights

- Group profit before tax and exceptional charges* up 20.1 per cent to £220.3 million.
- UK Retail sales level, with second quarter sales up 2.8 per cent.
- UK Retail operating profit up 18.2 per cent to £147.4 million.
- UK profitability increased by improved sourcing together with containment of operating costs.
- Adjusted earnings per share* up 23.3 per cent to 5.3 pence.
- excluding the effect of Continental European trading losses of £26.4 million, which were provided for last year.

* excluding the effect of Continental European trading losses of £26.4 million which were provided for last year.

Commenting on the results, Luc Vandevelde, Chairman and Chief Executive said:

"We are making good progress against the restructuring strategy and recovery plan we announced at the end of March. Our focus on UK Retail is showing early results and the restructuring programme is proceeding well.

The steps taken to strengthen the UK Retail team are beginning to deliver results. In Clothing, we have had an encouraging response to the improved appeal, quality and fit of our autumn merchandise, exemplified by the successful launch of the "Perfect" campaign, with its focus on classically stylish merchandise for our core customers.

We continue to see the benefits from changes in the way we source merchandise, with a further improvement in the Clothing buying margin being achieved at the same time as offering better values to customers.

Our Food business has performed well. We lead the market in both product quality and innovation and continue to explore ways of extending the reach of our food offer. The trials of the "Simply Food" format, small convenient food only stores, have been successful and we are seeking further suitable locations.

We have modernised a further 25 stores in the first half of this year as part of the programme to create a more attractive, easy-to-shop environment for our customers. We are on target to renew 100 stores by the end of this financial year which, together with the concept stores modernised last year, will represent two-thirds of UK Retail space.

To date we have closed the "Direct" clothing catalogue operation, announced the sale and leaseback of 78 properties in the UK and are on track to complete the sale of all our stores in Europe.

The trading pattern we reported in the second quarter has continued. The economic outlook, however, remains uncertain as we approach the important Christmas period. I am encouraged by the progress we have made and am confident that the strength of the Marks & Spencer brand, together with the value and quality of our improved offer, give us a firm base on which to build".

Review of the Business

Group

Group turnover (net of sales related taxes) at £3,738.2 million was marginally down on the same period last year.

Group operating profit* at £215.9 million increased by 24.6 per cent.

The results for the Group include the results of those businesses we plan to sell or close. If these are excluded, the turnover and operating profit for the ongoing Group, consisting of UK Retail, Financial Services, Republic of Ireland and Franchises, become:

	26 weeks ended		
	29 Sept 2001 £m	30 Sept 2000 £m	% inc/(dec)
Turnover from retained businesses	3,222.0	3,232.7	(0.3)
Segmental operating profit from retained businesses	200.5	184.3	8.8

Group profit before tax* increased by 18.7 per cent from £179.7 million to £213.3 million.

Corporation tax has been charged at an effective rate of 31.6 *per cent (last year* 33.0 *per cent).* This year we are required to adopt the new accounting standard on deferred tax. This has increased the effective rate of tax by approximately 1.6 per cent. (last year an increase of 2.0 per cent).

Adjusted earnings per share* has increased by 23.3 per cent to 5.3 pence (last year 4.3 pence).

The dividend is maintained at 3.7 pence and is covered 1.4 times.

Group cash flow for the period (before financing) is strong at £182.8 million.

*excluding the effect of Continental European trading losses, which were provided for last year.

UK Retail

UK Retail turnover (net of sales taxes) was level with last year.

UK Retail operating profit at £147.4 million was 18.2 per cent up on last year, as we continue to see the benefits of more cost-effective sourcing and the containment of operating expenses.

Sales performance for the first half (including VAT) is set out in the table below. After declining by 3.4 per cent on a like-for-like basis in the first 14 weeks, sales grew at 2.1 per cent in the following 12 weeks.

	% inc/(dec) on last year					
	14 weeks to 7 July		12 weeks to 29 Sept		26 weeks to 29 Sept	
	Actual	Like-for-like	Actual	Like-for-like	Actual	Like-for-like
Clothing, Footwear and Gifts	(9.1)		0.8		(4.8)	
Home	(1.5)		6.6		2.0	
General Merchandise	(8.5)	(9.2)	1.3	(1.1)	(4.2)	(4.8)
Food	5.9	4.8	4.9	3.4	5.4	4.2
Total	(2.6)	(3.4)	2.8	2.1	(0.2)	(1.0)

At the end of the period, we traded out of 310 stores, including eight Outlet stores. Total UK selling space at the end of the period was 12.3 million sq.ft.

The second quarter Clothing sales performance was significantly better than the first, with positive customer reaction to classically stylish autumn ranges and the "Perfect" promotion.

The Per Una collection was launched in 31 UK stores on 28th September and only two days are included in these results; their effect is therefore negligible. Since then, the range has been introduced to a further 23 stores. Initial customer response has been very positive.

Part 3

continued

The performance of our Home business was adversely affected at the start of the period by the announcement to close the "Direct" clothing catalogue business. This impact was short-lived and the Home business has subsequently recovered helped by strong furniture sales.

In the first half, we reduced average selling prices for General Merchandise by approximately 3.5 per cent as part of our continued drive to offer outstanding product at very good value. Volumes also declined in the first half of the year by approximately 1.4 per cent, but this was at a much reduced rate than previously. Volumes have increased following the launch of the autumn ranges in September and our market share has stabilised.

Sourcing improvements continue to deliver margin benefits against last year, particularly in Clothing where we have delivered an improvement in excess of 3 percentage points in the buying margin.

Our Food business continues to perform well. Sales benefited from inflation on like-for-like products of just under 3 per cent, a figure which peaked at over 4 per cent in May, but which has declined in recent months. During the period we opened two new 10,000 sq. ft. stand-alone food stores in Milngavie (outside Glasgow) and Sale. In July, we opened two "Simply Food" outlets. Both trade on approximately 3,000 sq. ft. Performance to date has been encouraging.

Operating cost increases in the first half were contained at 2.2 per cent. These costs include increased pension costs following the actuarial valuation of the pension scheme (see note 5) and further expenditure on store modernisation. These have been partially offset by savings in marketing costs (following expenditure in the first half of last year to relaunch the brand) and cost savings arising out of the closure of our "Direct" clothing catalogue operation.

We expect the increase in costs to be higher in the second half as we roll out the renewal programme to more stores and anticipate the impact of performance awards to employees which are linked to sales and profit targets. Overall we estimate the full year cost increase to be approximately 3 per cent. This excludes the impact of the sale and leaseback transaction announced last week.

Financial Services

Operating profit from Financial Services declined by £4.9 million to £44.0 million in the first half. Within this, the operating profit from Financial Services retailing activities was £41.5 million (last half year £42.2 million). The balance of the decline in operating profit is attributable to our captive insurance company, where the fall in world markets in September led to losses on the revaluation of its investment holdings.

Customers' use of the Chargecard has stabilised at approximately 20 per cent of sales, following the acceptance of generic cards in stores last year. Customer borrowings have remained stable at approximately £650 million, with slightly higher margins offset by a small increase in the provision for bad debts.

Gross profit from loan products is broadly in line with last year.

Start-up losses continue to be incurred for Personal Lines insurance and Mortgage Protection products, which were launched towards the end of the first half of last year.

We recently held a discount day in stores for our Chargecard holders which was well received by existing cardholders and generated a high number of new accounts. Our customers have shown significant loyalty to the card and work is under way to identify an effective way of rewarding them.

Laurel Powers-Freeling has been appointed Chief Executive of Marks & Spencer Financial Services and a main Board Director with effect from 6th November 2001.

International

Our International businesses fall into two categories: those we are retaining (Republic of Ireland and Franchises); and those we have announced our intention to sell or close.

Operating profits from our retained International businesses declined in the first half, as a number of our franchise partners encountered deteriorating economic conditions in their home markets. Our business in the Republic of Ireland performed well.

We continue to record operating losses in Continental Europe, but these have been offset by the release of the provision made last year and have had no impact on Group operating profit.

In a difficult economic climate Brooks Brothers incurred a loss in the first half, which was exacerbated by the events of September 11th. Our remaining businesses, Kings Super Markets and Marks & Spencer Hong Kong, performed in line with our expectations.

Cash Flow

Cash inflow from operating activities at £397.2 million has increased by over £200 million compared to the first half of last year.

The strong cash flow from operating activities, coupled with a reduction in capital expenditure and the proceeds from sale of properties, has led to a cash inflow before financing of £182.8 million. Of this, £49.3 million has been used to buy back shares in the market.

Overall, net debt reduced by £135.5 million to £1,142.3 million at the end of the period.

Restructuring

In March we announced our intention to:

- close the Continental European subsidiaries;
- sell Brooks Brothers and Kings Super Markets;
- franchise our business in Hong Kong;
- close the "Direct" clothing catalogue business; and
- realise value from our property portfolio.

To date we have closed the "Direct" clothing catalogue business; announced a proposal to sell the French business to Groupe Galeries Lafayette and the Spanish business to El Corte Ingles; and negotiated the sale of most of the properties in Belgium, the Netherlands, Germany and Luxembourg.

Work continues on realising value from our property portfolio, the first part of which was a sale and leaseback of 78 properties announced last week raising £348 million.

Return of Capital

It remains our intention to return £2 billion to shareholders on a pro-rata basis in March 2002.

Part 3
continued

Consolidated profit and loss account

	Notes	26 weeks ended 29 Sept 2001 £m	30 Sept 2000 As restated £m	Year ended 31 March 2001 As restated £m
Turnover				
Retained businesses		3,222.0	3,232.7	6,948.1
Operations to be discontinued		516.2	523.1	1,127.6
Total turnover	2	3,738.2	3,755.8	8,075.7
Operating profit				
Retained businesses before exceptional operating charges		206.8	184.3	465.7
Exceptional operating charges	6	–	–	(26.5)
		206.8	184.3	439.2
Operations to be discontinued				
Continental European operations		(26.4)	(19.4)	(34.0)
Less release of provision made last year		26.4	–	–
Other operations to be discontinued		9.1	8.4	35.3
Total operating profit	3	215.9	173.3	440.5
Loss on sale of property and other fixed assets	7A	(7.0)	(3.7)	(83.2)
Provision for loss on operations to be discontinued	7B	–	–	(224.0)
Loss on sale/termination of operations	7C	(3.1)	–	(1.7)
Less release of provision made last year		3.1	–	–
Net interest income		4.4	10.1	13.9
Profit on ordinary activities before taxation		213.3	179.7	145.5
Analysed between				
Profit before tax and exceptional charges		220.3	183.4	480.9
Exceptional charges		(7.0)	(3.7)	(335.4)
Taxation on ordinary activities	8	(67.5)	(59.3)	(149.5)
Profit on ordinary activities after taxation		145.8	120.4	(4.0)
Minority interests (all equity)		(1.6)	(0.4)	(1.5)
Profit attributable to shareholders		144.2	120.0	(5.5)
Dividends	10	(105.2)	(106.3)	(258.3)
Retained profit/(loss) for the period		39.0	13.7	(263.8)

All results in both the current and preceding periods are derived from continuing operations

	Notes	29 Sept 2001	30 Sept 2000	31 March 2001
Earnings per share	9	5.0p	4.2p	(0.2)p
Fully diluted earnings per share	9	5.0p	4.2p	(0.2)p
Adjusted earnings per share	9	5.3p	4.3p	11.2p
Fully diluted adjusted earnings per share	9	5.3p	4.3p	11.2p
Dividend per share	10	3.7p	3.7p	9.0p

Consolidated statement of total recognised gains and losses

	Notes	26 weeks ended 29 Sept 2001 £m	30 Sept 2000 As restated £m	Year ended 31 March 2001 As restated £m
Profit attributable to shareholders		144.2	120.0	(5.5)
Exchange differences on foreign currency translation		(1.2)	3.7	13.3
Unrealised surpluses on revaluation of investment properties*		–	–	(1.7)
Total recognised gains and losses relating to the period		143.0	123.7	6.1
Prior year adjustment	8	(79.6)		
Total recognised gains and losses since the prior year end		63.4		

* revalued annually in March

Consolidated balance sheet

	As at 29 Sept 2001 £m	As at 30 Sept 2000 As restated £m	As at 31 March 2001 As restated £m
Fixed assets			
Goodwill	–	1.2	–
Tangible assets	4,016.1	4,281.5	4,118.9
Investments	59.6	66.9	58.3
	4,075.7	4,349.6	4,177.2
Current assets			
Stocks	462.8	493.9	472.5
Debtors	2,642.1	2,620.7	2,629.3
Cash and investments	605.6	419.1	414.4
	3,710.5	3,533.7	3,516.2
Current liabilities	(1,930.7)	(2,012.0)	(1,981.6)
Net current assets	1,779.8	1,521.7	1,534.6
Total assets less current liabilities	5,855.5	5,871.3	5,711.8
Creditors: amounts falling due after more than one year	(932.4)	(820.4)	(735.1)
Provisions for liabilities and charges	(351.9)	(178.5)	(395.3)
Net assets	4,571.2	4,872.4	4,581.4
Capital and reserves			
Called up share capital	711.9	719.3	716.9
Share premium account	378.1	374.3	375.6
Revaluation reserve	453.3	457.9	455.6
Capital redemption reserve	8.0	–	2.6
Profit and loss account	3,003.2	3,304.0	3,015.1
Shareholders' funds (all equity)	4,554.5	4,855.5	4,565.8
Minority interests (all equity)	16.7	16.9	15.6
Total capital employed	4,571.2	4,872.4	4,581.4

Part 3

continued

Reconciliation of movements in shareholders' funds

	Notes	As at 29 Sept 2001 £m	As at 30 Sept 2000 As restated £m	As at 31 March 2001 As restated £m
Profit attributable to shareholders		144.2	120.0	(5.5)
Dividends		(105.2)	(106.3)	(258.3)
		39.0	13.7	(263.8)
Other recognised gains and losses relating to the period		(1.2)	3.7	11.6
New share capital subscribed		2.9	5.6	7.1
Purchase of own shares		(52.0)	–	(20.3)
Goodwill transferred to the profit and loss account in respect of the closure of businesses		–	–	(1.3)
Net movement in shareholders' funds		(11.3)	23.0	(266.7)
Shareholders' funds at 1 April as previously stated		4,645.4	4,905.3	4,905.3
Prior year adjustment	8	(79.6)	(72.8)	(72.8)
Shareholders' funds at 1 April as restated		4,565.8	4,832.5	4,832.5
Shareholders' funds at end of period		4,554.5	4,855.5	4,565.8

Consolidated cash flow statement

	Notes	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
Operating activities				
Operating profit		215.9	173.3	440.5
Exceptional operating items		–	–	26.5
Operating profit before exceptional items		215.9	173.3	467.0
Release of provision against European trading losses		(26.4)	–	–
Depreciation		133.7	132.5	275.9
Decrease/(increase) in working capital	*11A*	89.5	(85.9)	(36.2)
Net cash inflow before exceptional items		412.7	219.9	706.7
Exceptional operating cash outflow		(15.5)	(23.8)	(30.3)
Cash inflow from operating activities		397.2	196.1	676.4
Returns on investments and servicing of finance		6.9	11.7	12.6
Taxation		(56.2)	(50.1)	(164.6)
Capital expenditure and financial investment	*11B*	(24.6)	(122.2)	(258.2)
Acquisitions and disposals	*11C*	11.5	(0.4)	5.9
Equity dividends paid		(152.0)	(152.3)	(258.6)
Cash inflow/(outflow) before management of liquid resources and financing		182.8	(117.2)	13.5
Management of liquid resources		(271.1)	225.2	263.7
Financing	*11D*	55.1	(127.2)	(265.4)
(Decrease)/increase in cash		(33.2)	(19.2)	11.8

Reconciliation of net cash flow to movement in net debt

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
(Decrease)/increase in cash	(33.2)	(19.2)	11.8
Cash outflow/(inflow) from increase/(decrease) in liquid resources	271.1	(225.2)	(263.7)
Cash (inflow)/outflow from (increase)/decrease in debt financing	(101.7)	127.2	245.9
Exchange movements	(0.7)	2.8	(20.4)
Movement in net debt	135.5	(114.4)	(26.4)
Net debt at beginning of the period	(1,277.8)	(1,251.4)	(1,251.4)
Net debt at end of the period	(1,142.3)	(1,365.8)	(1,277.8)

Part 3

continued

Notes to the interim statement

1. Basis of preparation

The results for the first half of the financial year have not been audited and are prepared on the basis of the accounting policies set out in the Group's 2001 Annual Report and Financial Statements with the exception of the adoption of the new accounting standard on deferred tax. Details of this change in accounting policy are set out in Note 8.

The summary of results for the year ended 31 March 2001 does not constitute full financial statements within the meaning of s240 of the Companies Act 1985. The full financial statements for that year have been reported on by the Group's auditors and delivered to the Registrar of Companies. The audit report was unqualified and did not contain a statement under s237(2) or s237(3) of the Companies Act 1985.

2. Turnover

Turnover (excluding sales taxes for international operations) is analysed as follows:

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
Retained businesses:			
UK Retail (incl. VAT)			
Clothing, Footwear and Gifts	1,619.5	1,701.5	3,649.5
Home	163.5	160.3	355.8
Foods	1,417.3	1,344.2	2,925.9
	3,200.3	3,206.0	6,931.2
Less: United Kingdom VAT	(284.0)	(290.1)	(638.2)
	2,916.3	2,915.9	6,293.0
Financial Services (UK)	174.8	180.6	363.1
International Retail[1]	130.9	136.2	292.0
Total retained businesses	3,222.0	3,232.7	6,948.1
Operations to be discontinued:			
Continental European operations	116.0	130.9	285.0
The Americas			
Brooks Brothers (incl. Japan)	199.5	204.0	448.1
Kings Super Markets	164.0	147.9	313.1
	363.5	351.9	761.2
Hong Kong	36.7	40.3	81.4
Total operations to be discontinued	516.2	523.1	1,127.6
Total turnover	3,738.2	3,755.8	8,075.7
Turnover is analysed as follows:			
United Kingdom	3,091.1	3,096.5	6,656.1
International	647.1	659.3	1,419.6
	3,738.2	3,755.8	8,075.7

(1) International Retail consists of the Republic of Ireland and Franchises.

The value of goods exported from the UK, including shipments to overseas subsidiaries, amounted to £170.6 million (last half year £208.5 million).

3. Operating profit

Operating profit arises as follows:

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 Mar 2001 £m
Retained businesses:			
UK Retail			
Before exceptional operating charges	147.4	124.7	334.8
Less: exceptional operating charges (see note 6)	–	–	(26.5)
	147.4	124.7	308.3
Financial Services	44.0	48.9	96.3
International Retail	9.1	10.7	26.7
Segmental operating profit from retained businesses	200.5	184.3	431.3
Add: excess interest charged to cost of sales of Financial Services (see note 4)	6.3	–	7.9
Operating profit from retained businesses	206.8	184.3	439.2
Operations to be discontinued:			
Continental European operations	(26.4)	(19.4)	(34.0)
Less: release of provision made last year	26.4	–	–
	–	(19.4)	(34.0)
The Americas			
Brooks Brothers (incl. Japan)	(0.8)	2.5	20.2
Kings Super Markets	5.9	4.9	11.9
Corporate Expenses	–	–	(0.1)
	5.1	7.4	32.0
Hong Kong	4.0	1.0	3.3
Operating profit/(loss) from operations to be discontinued	9.1	(11.0)	1.3
Total operating profit	215.9	173.3	440.5
Analysis of segmental operating profit from retained businesses			
Segmental operating profit before exceptional operating charges	200.5	184.3	457.8
Exceptional operating charges	–	–	(26.5)
Total segmental operating profit	200.5	184.3	431.3
Retailing before exceptional items	156.5	135.4	361.5
Exceptional operating charges	–	–	(26.5)
Retailing after exceptional items	156.5	135.4	335.0
Financial Services	44.0	48.9	96.3
Total segmental operating profit	200.5	184.3	431.3

Part 3

continued

4. Interest charged to cost of sales

Financial Services operating profit is stated after charging £53.9 million (last half year £57.3 million) of interest to cost of sales. This interest represents the cost of funding the Financial Services business as a separate segment, including both intra-group interest and third party funding. The amount of third party interest payable by the Group during the half year was £47.6 million (last half year £57.3 million). Intra group interest of £6.3 million (last half year £nil), being the excess over third party interest payable, has been added back in the segmental analysis to arrive at total operating profit.

5. Pensions

An actuarial valuation of the UK pension scheme as at 31 March 2001 has recently been completed. The results of this valuation have been incorporated into the results for the first half of this year on a SSAP24 basis. A market value basis was used for the valuation of the Scheme and has been adopted for SSAP24 purposes. The assets of the Scheme were valued at their market value and the liabilities were valued using a projected unit method and discounted at a rate of return in line with market conditions at the valuation date. The valuation revealed a funding position (i.e. liabilities compared to assets), broadly in line with expectations, of 96 per cent, representing a shortfall of £134 million.

The deficit of £134 million is being recognised in accordance with SSAP24 over a period of 12 years, being the estimated remaining service lives of the current scheme members. The amortisation of the deficit, together with the increase in the regular cost for future service has led to an increase in the UK annual pension cost of approximately £13 million at the half year (an estimated annual increase of £29 million).

6. Exceptional operating charges

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
UK restructuring costs	–	–	(26.5)
Total exceptional operating charges	–	–	(26.5)

The £26.5 million was in respect of the closure of the "Direct" catalogue business (£16.5 million) and the reduction of roles at the Group's head office (£10.0 million).

7. Non-operating exceptional charges

7A Loss on sale of property and other fixed assets

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
Provision for loss on "Direct" assets[1]	–	–	(19.0)
Other asset disposals[2]	(7.0)	(3.7)	(64.2)
Loss on sale of property and other fixed assets	(7.0)	(3.7)	(83.2)

(1) Including the restructuring cost of £16.5 million disclosed in note 6 above, this gave rise to total closure costs for the "Direct" catalogue business of £35.5 million last year.

(2) Other asset disposals last year relates to the closure of UK stores, £40.2 million of which is in respect of satellite store closures.

7B Provision for loss on operations to be discontinued

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
Net closure costs	–	–	(225.3)
Goodwill previously credited to reserves	–	–	1.3
Provision for loss on operations to be discontinued	–	–	(224.0)

The provision for loss on operations to be discontinued last year represents the estimated cost of the intended closure of the Group's Continental European subsidiaries. Net closure costs include future trading losses, losses on disposal of fixed assets, property exit costs and redundancy costs.

7C Loss on sale/termination of operations

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
Loss on sale of Splendour.com Ltd	–	–	(1.7)
Losses on closure of Continental European operations	(3.1)	–	–
Loss on sale/termination of operations	(3.1)	–	(1.7)

The loss on sale/termination of operations for the year ended 31 March 2001 is stated after charging £1.0 million of goodwill.

8. Taxation

The taxation charge for the 26 weeks ended 30 September 2001 is based on an estimated effective tax rate of 31.6 per cent. for the full year. Included in the charge for the year ended 31 March 2001 is a credit of £8.5 million which is attributable to exceptional charges.

Financial Reporting Standard (FRS) 19 "Accounting for deferred tax" has been adopted with effect from 2 April 2000. FRS 19 requires that deferred tax be recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. The Group's previous accounting policy in respect of deferred tax was to recognise deferred tax to the extent that a liability or asset was likely to be payable or recoverable.

The effect is to reduce profit after tax by £3.5 million (last half year £3.6 million) from £149.3 million to £145.8 million and to reduce opening net assets by £79.6 million from £4,661.0 million to £4,581.4 million. Earnings per share for last half year have been restated from 4.3 pence to 4.2 pence and adjusted earnings per share from 4.3 pence to 4.2 pence. Prior year comparatives have been restated accordingly.

9. Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax and minority interests of £144.2 million (last half year £120.0 million), and on 2,865,234,000 ordinary shares (last half year 2,874,622,000), being the weighted average number of ordinary shares in issue during the period ended 29 September 2001. The weighted average number of ordinary shares used in the calculation of fully diluted earnings per ordinary share is 2,880,103,000 ordinary shares (last half year 2,874,622,000).

An adjusted earnings per share figure has been calculated in addition to the earnings per share required by FRS 14 and is based on earnings excluding the effect of the exceptional items. It has been calculated to allow the shareholders to gain a

Part 3

continued

clearer understanding of the trading performance of the Group. Details of the adjusted earnings per share are set out in the following table:

	26 weeks ended 29 Sept 2001 pence	26 weeks ended 30 Sept 2000 As restated pence	Year ended 31 March 2001 As restated pence
Earnings per share	5.0	4.2	(0.2)
Exceptional operating charges	–	–	0.7
Loss on sale of property and other fixed assets	0.3	0.1	2.9
Loss on sale/termination of operations	–	–	0.1
Provision for loss on operations to be discontinued	–	–	7.7
Adjusted earnings per share	5.3	4.3	11.2

10. Dividend

The Directors have proposed an interim dividend of 3.7 pence per share (last year 3.7 pence). This results in an interim dividend of £105.2 million (last half year £106.3 million) which will be paid on 11 January 2002 to shareholders whose names are on the Register of Members at the close of business on 16 November 2001. The ordinary shares will be quoted ex dividend on 14 November 2001. Shareholders may choose to take this dividend in shares or in cash.

11. Analysis of cash flows given in the cash flow statement

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
A Decrease/(increase) in working capital			
Decrease/(increase) in stocks	6.5	(9.5)	14.7
Decrease/(increase) in customer advances	21.3	(57.7)	(117.8)
Increase/(decrease) in creditors	56.1	(15.7)	23.1
Other working capital movements	5.6	(3.0)	43.8
	89.5	(85.9)	(36.2)
B Capital expenditure and financial investment			
Purchase of tangible fixed assets	(75.1)	(114.8)	(269.8)
Sale of tangible fixed assets	51.7	0.2	18.9
Net purchase of fixed asset investments	(1.2)	(7.6)	(7.3)
	(24.6)	(122.2)	(258.2)
C Acquisitions and disposals			
Closure of Canadian operations	(0.4)	(0.4)	(0.9)
Closure of European operations	11.9	–	–
Sale of Splendour.com Ltd	–	–	(0.8)
Repayment of loan by joint venture	–	–	7.6
	11.5	(0.4)	5.9
D Financing			
Debt financing as shown in movement of net debt	101.7	(127.2)	(245.9)
Purchase of own shares	(49.3)	–	(20.3)
Shares issued under employees' share schemes	2.7	–	0.8
	55.1	(127.2)	(265.4)

12. Date of approval

The interim financial statements for the 26 weeks ended 29 September 2001 were approved by the Directors on 5 November 2001."

Part 3

continued

4. Marks and Spencer Group p.l.c. and its subsidiaries – pro forma statement of net assets

Set out on page 69 is a pro forma statement of net assets of Marks & Spencer Group and its subsidiaries ("the New Group") as at 29 September 2001. The pro forma is provided for illustrative purposes only to show the effect of the Scheme on the New Group as at 29 September 2001 having taken into account:

- The sale of Brooks Brothers announced on 23 November 2001;
- The sale of the Group's French and Spanish businesses announced on 16 October 2001 and 2 November 2001 respectively;
- The sale and leaseback of a number of the Group's properties announced on 31 October 2001;
- The securitisation of a number of the Group's properties announced on 3 December 2001;
- The issue on 7 November 2001 of two public bonds under the Group's Euro Medium Term Note ("EMTN") programme;

and, because of its nature, may not give a true picture of the financial position of the New Group. It is based on:

- The published, unaudited balance sheet of the Group as at 29 September 2001;
- The consolidation return of Brooks Brothers used in the Group consolidation as at 29 September 2001; and
- The consolidation returns of the French and Spanish businesses used in the Group consolidation as at 29 September 2001

adjusted as described in Notes (ii) and (iii) on pages 70 and 71.

Marks & Spencer Group is the holding company into which the Group will be transferred. It is not material to the pro forma transaction and therefore a separate column for the New Company has not been presented.

	As at 29 September 2001 £m Note (i)	Adjustments Completed Transactions £m Note (ii)	Return of Capital £m Note (iii)	Pro forma net assets £m
Fixed Assets				
Tangible fixed assets	4,016.1	(668.4)		3,347.7
Investments	59.6	–	–	59.6
Total fixed assets	4,075.7	(668.4)	–	3,407.3
Current Assets				
Stock	462.8	(133.1)		329.7
Debtors – amounts falling due within one year	993.8	(22.9)		970.9
Debtors – amounts falling due after more than one year	1,648.3	58.6		1,706.9
Current asset investments	500.1	(6.0)		494.1
Cash at bank and in hand	105.5	1,656.1	(1,656.1)	105.5
Creditors – amounts falling due within one year	(1,930.7)	96.6		(1,834.1)
Net current assets	1,779.8	1,649.3	(1,656.1)	1,773.0
Total assets less current liabilities	5,855.5	980.9	(1,656.1)	5,180.3
Creditors – amounts falling due after more than one year	(932.4)	(1,030.2)	(346.7)	(2,309.3)
Provisions for liabilities and charges	(351.9)	87.5		(264.4)
Net assets	4,571.2	38.2	(2,002.8)	2,606.6

Memo:				
Net debt	(1,142.3)	636.5	(2,002.8)	(2,508.6)

Part 3

continued

Notes

(i) The net assets of the Group have been extracted without adjustment from the unaudited interim results of the Group as at 29 September 2001.

(ii) **Completed Transactions**

	Sale of Brooks Brothers Note (a) £m	Sale of France and Spain Note (b) £m	Sale and leaseback of property Note (c) £m	Securitisation of property Note (d) £m	Bond issue Note (e) £m	Total £m
Fixed Assets						
Tangible Fixed Assets	(76.2)	(300.2)	(292.0)			(668.4)
Current Assets						
Stock	(115.1)	(18.0)				(133.1)
Debtors – amounts falling due within one year	(20.1)	(2.8)				(22.9)
Debtors – amounts falling due after more than one year	(12.2)	70.8				58.6
Current asset investments	(4.6)	(1.4)				(6.0)
Cash at bank and in hand	153.3	128.0	342.5	320.4	711.9	1,656.1
Creditors – amounts falling due within one year						
Borrowings	0.6	12.1				12.7
Other creditors	63.3	20.6				83.9
Net current assets	65.2	209.3	342.5	320.4	711.9	1,649.3
Total assets less current liabilities	(11.0)	(90.9)	50.5	320.4	711.9	980.9
Creditors – amounts falling due after more than one year						
Borrowings				(320.4)	(711.9)	(1,032.3)
Other creditors	0.5	1.6				2.1
Provisions for liabilities and charges	(1.8)	89.3				87.5
Net assets	(12.3)	–	50.5	–	–	38.2

Adjustments in relation to completed transactions since 29 September 2001 have been made as outlined below:

(a) (i) The net assets of Brooks Brothers (excluding intra-group balance and cash retained) have been extracted without material adjustment from the consolidation return of Brooks Brothers used in the Group's consolidation as at 29 September 2001.

(ii) The proceeds on the disposal of Brooks Brothers of £153.3 million which have increased cash by that amount

(b) (i) The net assets of the businesses in France and Spain (excluding intra-group balances) have been extracted without material adjustment from the consolidation returns of the French and Spanish businesses used in the Group consolidation as at 29 September 2001 taking into account the utilisation of provisions extracted from the consolidation returns of the Group used in the Group consolidation as at 29 September 2001.

(ii) The proceeds on the disposal of these businesses are £200.0 million of which £72.0 million is deferred and has increased debtors due after more than one year. The balance of £128.0 million increases cash.

(c) (i) The net book value of the Group's properties subject to the sale and leaseback amounting to £292.0 million extracted from the consolidation returns as at 29 September 2001

(ii) The net proceeds from the sale and leaseback of the properties of £342.5 million which have increased cash by that amount.

(d) (i) The cash received (net of expenses) from the securitisation of certain of the Group's properties amounting to £320.4 million. Borrowings due after more than one year have increased by the same amount

(e) (i) The cash received (net of expenses) from the issue of two public bonds under the Group's EMTN Programme amounting to £711.9 million. Borrowings due after more than one year have increased by the same amount

(iii) **Return of Capital**

The pro forma statement of net assets has been adjusted by £2,002.8 million to reflect the amount of capital to be returned to shareholders under the Proposals being the 2,847,899,641 Ordinary Shares in issue on 28 January 2002 (the latest practicable date prior to the publication of this document) multiplied by the redemption price of 70 pence per share amounting to £1,993.5 million and including costs of the transaction amounting to £9.3 million.

The adjustment has been reflected as a reduction in cash to the extent that cash has been received from the other transactions described above. This amounts to £1,656.1 million. The balance of £346.7 million has been reflected as an increase in net borrowings and has been recorded as an increase in borrowings due after more than one year.

(iv) No account has been taken of trading or other transactions since 29 September 2001.

Part 3

continued

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

The Directors
Marks and Spencer Group p.l.c.
Michael House
Baker Street
London W1U 8EP

The Directors
Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN

29 January 2002

Dear Sirs

Marks and Spencer Group p.l.c. (the "New Company")

We report on the pro forma statement of net assets set out in Part 3 of the New Company's listing particulars dated 29 January 2002. The pro forma statement of net assets has been prepared, for illustrative purposes only, to provide information about how the Scheme might have affected the unaudited consolidated balance sheet of the New Company as at 29 September 2001 having given effect to the sale of Brooks Brothers announced on 23 November 2001, the sale of the French and Spanish businesses announced on 16 October 2001 and 2 November 2001 respectively, the sale and leaseback of a number of the Group's properties announced on 31 October 2001, the securitisation of a number of the Group's properties announced on 3 December 2001 and the issue on 7 November 2001 of two public bonds under the Group's EMTN programme.

Responsibilities

It is the responsibility solely of the directors of the New Company to prepare the pro forma statement of net assets in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (Listing Rules).

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the directors of Marks and Spencer Group p.l.c..

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion

- the pro forma statement of net assets has been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of the New Company; and
- the adjustments are appropriate for the purposes of the pro forma statement of net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

Part 4 Taxation

1. UK Taxation

The following comments are intended as a general guide only and are based on current United Kingdom legislation and Inland Revenue practice as at the date of this document. Except where the position of non-United Kingdom resident shareholders is expressly referred to, these comments deal only with the position of shareholders who are resident in the United Kingdom for tax purposes, who are the beneficial owners of their New Ordinary Shares and B Shares and who hold their New Ordinary Shares and B Shares as an investment. They do not deal with the position of certain classes of shareholders, such as dealers in securities.

Dividends

Under current United Kingdom tax legislation, no amounts in respect of tax will be withheld at source from dividend payments made by Marks & Spencer Group.

Where Marks & Spencer Group pays a dividend, a holder of New Ordinary Shares or B Shares who is an individual resident (for tax purposes) in the United Kingdom and who receives that dividend will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the aggregate of the dividend and the related tax credit, which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the dividend, unless and except to the extent that the dividend and the related tax credit fall above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the aggregate of the dividend and the related tax credit of an amount determined by applying the "Schedule F upper rate", which is 32.5 per cent, to the aggregate of the dividend and the tax credit and then deducting the tax credit from that sum. So, for example, a dividend of £80 will carry a tax credit of £8.89 (one-ninth of £80) and to the extent that the aggregate of the dividend and the related tax credit falls above the threshold for the higher rate of income tax, the income tax payable on the dividend by an individual liable to income tax at the higher rate will be 32.5 per cent. of £88.89 (i.e. dividend of £80 plus tax credit of £8.89), namely £28.89, less the tax credit of £8.89, leaving a net tax charge of £20. There will be no payment of the tax credit or any part of it to an individual whose liability to income tax on the dividend and the related tax credit is less than the tax credit except where the individual holds the relevant New Ordinary Shares or B Shares through a personal equity plan or individual savings account and the dividend is paid on or before 5 April 2004, in which case it may be possible to receive such a payment.

United Kingdom exempt approved pension funds will not be liable to income tax or corporation tax on dividends received by them from Marks & Spencer Group and will not be entitled to claim a refund of all or part of the tax credits in respect of those dividends.

Holders of New Ordinary Shares or B Shares who are charities (or certain other bodies specified in section 35 of the Finance (No. 2) Act 1997) will not be entitled to a tax credit in respect of dividends which they receive from Marks & Spencer Group but may be entitled to a payment by the Inland Revenue of a specified proportion of any dividend paid by Marks & Spencer Group to the holder on or before 5 April 2004, that proportion declining on a year-by-year basis.

A holder of New Ordinary Shares or B Shares who is a trustee of a discretionary or accumulation trust which is resident (for tax purposes) in the United Kingdom and who receives a dividend paid by Marks & Spencer Group will be taxable on the total of the dividend and the related tax credit at the "Schedule F trust rate", which is 25 per cent, and will be entitled to deduct the tax credit from the tax so payable.

Subject to certain exceptions for some insurance companies with overseas business, a corporate holder of New Ordinary Shares or B Shares that is resident for tax purposes in the United Kingdom and that receives a dividend paid by Marks & Spencer Group will not be taxable on the receipt of the dividend but will not be entitled to the payment of any tax credit with respect to the dividend.

Whether a holder of New Ordinary Shares or B Shares who is resident for tax purposes in a country other than the United Kingdom is entitled to a tax credit in respect of dividends received from Marks & Spencer Group and to claim payment of any part of that tax credit will depend on the provisions of any double taxation convention or agreement which may exist between that shareholder's country of residence and the United Kingdom. However, where a non-United Kingdom resident holder of New Ordinary Shares or B Shares is entitled to claim payment of any part of a tax credit, the amount payable will be less than 1 per cent of the dividend to which it relates. A non-United Kingdom resident holder of New Ordinary Shares or B Shares may be subject to foreign taxation on dividend income in its country of residence.

Chargeable gains

For the purposes of United Kingdom taxation on chargeable gains, a disposal of New Ordinary Shares or B Shares by a holder of New Ordinary Shares or B Shares resident (or ordinarily resident) for tax purposes in the United Kingdom or a holder of New Ordinary Shares or B Shares that carries on a trade, profession or vocation in the United Kingdom through a branch or agency and has used, held or acquired the New Ordinary Shares or B Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the holder's circumstances, give rise to a chargeable gain or allowable loss.

Stamp duty and stamp duty reserve tax ("SDRT")

No liability to stamp duty or SDRT will generally arise on the allotment and issue of New Ordinary Shares and B Shares by Marks & Spencer Group pursuant to the Proposals.

Any subsequent conveyance or transfer on sale of New Ordinary Shares or B Shares will usually be subject to ad valorem stamp duty, normally at the rate of 0.5 per cent (rounded up if necessary to the nearest multiple of £5) of the amount or value of the consideration paid. Stamp duty is normally paid by the purchaser. A charge to SDRT at the rate of 0.5 per cent of the amount or value of the consideration paid for the New Ordinary Shares or B Shares will arise in relation to an unconditional agreement to transfer New Ordinary Shares or B Shares. However, if within six years of the date of the agreement (or, if the agreement was conditional, the date the agreement became unconditional) an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on that instrument, the stamp duty will normally cancel, or give rise to a repayment in respect of, the SDRT liability. SDRT is normally the liability of the purchaser.

There will be no stamp duty or SDRT on a transfer of New Ordinary Shares or B Shares into CREST where such a transfer is made for no consideration. A transfer of New Ordinary Shares or B Shares effected on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5 per cent of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system.

Where New Ordinary Shares or B Shares are issued or transferred to issuers of depositary receipts or providers of clearance services (or their nominees or agents) stamp duty or SDRT (as appropriate) may be payable (in the case of stamp duty) at the higher rate of 1.5 per cent (rounded up if necessary to the nearest multiple of £5) of the amount or value of the consideration provided or (in the case of SDRT) at the higher rate of 1.5 per cent of the amount or value of the consideration payable (if in money or money's worth) or the open market value of the New Ordinary Shares or B Shares (otherwise). Clearance services may opt, under certain conditions, for the normal rates of SDRT to apply to a transfer of shares into, and to transactions within, the service instead of the higher rate applying to an issue or transfer of shares into the clearance service.

The above statements are intended as a general guide to the current stamp duty and SDRT position. Certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate as mentioned above or may, although not primarily liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

Special rules apply to agreements made by market intermediaries and to certain sale and repurchase and stock borrowing arrangements. Agreements to transfer shares to charities will not give rise to SDRT or stamp duty.

Shareholders should note that, after the New Ordinary Shares and the B Shares are admitted to the Official List and admitted to trading on the London Stock Exchange, shareholders will have the ability to redeem their B Shares immediately or to keep their B Shares and receive dividends on them.

Reorganisation

Subject to the following paragraphs, you should be able to claim roll-over relief in respect of the cancellation of the Ordinary Shares and the issue to you of the New Ordinary Shares and B Shares. Accordingly, you should not be treated as making a disposal of the Ordinary Shares for the purposes of UK taxation of chargeable gains as a result of that cancellation, and the New Ordinary Shares and B Shares issued to you should be treated as the same asset (and as having been acquired at the same time) as the cancelled shares. The base cost of the New Ordinary Shares and the B Shares should therefore be calculated by apportioning the base cost of the Ordinary Shares between the New Ordinary Shares and the B Shares by reference to their respective market values on the first day of dealings in those shares.

If you, alone or together with persons connected with you, hold more than 5 per cent of, or of any class of, the shares or debentures of Marks & Spencer, you will be eligible for the above treatment only if the Scheme is effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main

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purposes, is avoidance of liability to capital gains tax or corporation tax. You should be aware that an application for clearance under section 138 Taxation of Chargeable Gains Act 1992 has not been made to confirm that this is the case.

If there is a sale on your behalf of fractional entitlements to New Ordinary Shares and B Shares resulting from the reorganisation, that sale should not constitute a part disposal of Ordinary Shares by you. Instead, the proceeds of any such sale of any fractional entitlements should be deducted from the base cost of the New Ordinary Shares and B Shares.

Choice 1: Immediate 70 pence Redemption

The payment of the redemption price for B Shares redeemed by Marks & Spencer Group will not be treated as an income distribution and therefore will carry no tax credit.

For the purposes of United Kingdom taxation of chargeable gains, the redemption of the B Shares by Marks & Spencer Group will be treated as a disposal of those shares. In order to calculate any gain or loss on such a disposal the base cost of those shares will be taken as a proportion of the original base cost of your Ordinary Shares, determined as outlined under "Reorganisation" above.

United Kingdom exempt approved pension funds will generally not be subject to tax on any chargeable gain realised.

If you are not resident or ordinarily resident in the United Kingdom (and you do not carry on business in the United Kingdom through a branch or agency to which the shares are attributable) you will generally not be subject to tax on any chargeable gain realised. If you are resident outside the United Kingdom, you should consult your own professional advisers on the possible application of the taxation laws in your country of residence.

Choice 2: Deferred 70 pence Redemption

The continuing dividend received following an election for Deferred 70 pence Redemption will be subject to United Kingdom tax in the same way as dividends on the Ordinary Shares.

If you subsequently dispose of your B Shares (including on a redemption of your B Shares), the current rules for the purposes of United Kingdom taxation of chargeable gains outlined above under "Choice 1: Immediate 70 pence Redemption" will apply.

Section 703 Income and Corporation Taxes Act 1998 ("ICTA")

You should be aware of an anti-avoidance provision, section 703 ICTA, which the Inland Revenue may apply where they have reason to believe generally that a person obtains a tax advantage in consequence of a "transaction in securities". Were the Inland Revenue to seek to apply section 703 ICTA to redemption proceeds, the general effect would be to tax such proceeds as income. However, in the opinion of the Company and its taxation advisers, the Scheme is such that section 703 ICTA should not apply to shareholders in respect of their redemption proceeds.

Shareholders who hold their Ordinary Shares in PEPs and ISAs

If you hold your shares in a PEP or ISA you should note that B Shares (and New Ordinary Shares) should qualify for inclusion in PEPs and ISAs.

If you are in any doubt as to your tax position or if you require more detailed information than that outlined above, you should consult an appropriate professional adviser immediately.

3 US Taxation

The following discussion summarises the material US federal income tax consequences of the Proposals. This summary applies only to United States Holders (as defined below) of Ordinary Shares or ADSs (together, "Old Marks & Spencer Shares") who hold such shares as capital assets. As used herein, a "United States Holder" means a beneficial owner of Old Marks & Spencer Shares that is:

- a citizen or resident of the United States for US federal income tax purposes;
- a corporation, or other entity treated as a corporation for US federal income tax purposes, created or organised under the laws of the United States or any political subdivision thereof; or
- an estate or trust the income of which is subject to US federal income taxation regardless of its source.

This discussion does not address all aspects of federal income taxation that may be relevant to a United States Holder in light of that holder's particular circumstances or to a holder subject to special rules, such as:

- certain financial institutions;

- insurance companies;
- dealers in securities or foreign currencies;
- persons holding Old Marks & Spencer Shares, New Ordinary Shares or Marks & Spencer Group ADSs (New Ordinary Shares and Marks & Spencer Group ADSs are together referred herein as "Marks & Spencer Group Shares") or B Shares as part of a hedge;
- United States Holders whose functional currency is not the US dollar;
- partnerships, or other entities classified as partnerships for US federal income tax purposes;
- persons subject to the alternative minimum tax;
- persons owning 10 per cent or more of the capital stock of Marks & Spencer or Marks & Spencer Group; or
- persons carrying on a trade or business in the UK through a permanent establishment.

This discussion is based on the US Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of these Listing Particulars may affect the tax consequences described herein. United States Holders should consult their tax advisors with regard to the application of the US federal income tax laws to their particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Exchange of Old Marks & Spencer Shares for Marks & Spencer Group Shares

A United States Holder will not recognise gain or loss in connection with the exchange of Old Marks & Spencer Shares for Marks & Spencer Group Shares in the capital reorganisation except in respect of cash received in lieu of a fractional share. The difference between the United States Holder's tax basis allocable to the fractional share and the cash received will be capital gain or loss which will be long-term if the United States Holder has held its Old Marks & Spencer Shares for more than one year.

A United States Holder's tax basis in its Marks & Spencer Group Shares received will equal the basis in its Old Marks & Spencer Shares less any tax basis that is allocable to any fractional Marks & Spencer Group Share for which cash is received. A United States Holder's holding period for its Marks & Spencer Group Shares received in exchange for Old Marks & Spencer Shares will include the holding period for the Old Marks & Spencer Shares exchanged.

Receipt of the Return of £2 billion

Although the matter is not entirely free from doubt, the receipt of cash or B Shares under either of the two Return of £2 billion choices should be treated as a foreign source dividend for federal income tax purposes which will not be eligible for the dividends received deduction. In the case of a United States Holder that elects (or is deemed to elect) Choice 1: Immediate 70 pence Redemption, the amount of dividend income will equal the US dollar equivalent of the pounds sterling received by the holder based on the exchange rate in effect on the day of receipt. A United States Holder that converts any pounds sterling received into US dollars on the same day will not be required to recognise foreign currency gain or loss. In the case of a United States Holder that elects Choice 2: Deferred 70 pence Redemption, the amount of dividend income will equal the US dollar equivalent of the fair market value of the B Shares determined on the Scheme Effective Date. The holding period for the B Shares will begin on the day after the Scheme Effective Date.

Ongoing Shareholdings

The gross amount of distributions on Marks & Spencer Group Shares will be taxable to a United States Holder as foreign source dividend income, which will not be eligible for the dividends received deduction. The amount of any dividend paid in pounds sterling on Marks & Spencer Group Shares will equal the US dollar value of the dividend payment based on the exchange rate in effect on the date the dividend is actually or constructively received. A United States Holder that converts any pounds sterling received into US dollars on the same day will not be required to recognise foreign currency gain or loss. Under the US/UK double taxation convention relating to income and capital gains currently in force, United States Holders may be eligible to claim a foreign tax credit in an amount equal to the tax credit for which shareholders resident in the UK are entitled to claim under UK law (currently, equal to one-ninth of the net dividend amount) if the holder elects to include the UK tax credit amount in income. **United States Holders should be aware, however, that under the recently signed but not yet in force US/UK convention relating to income and capital gains, United States Holders will not be eligible to claim this foreign tax credit. United States Holders are urged to consult**

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their own tax advisors with regard to their eligibility for claiming a foreign tax credit with respect to dividends received on Marks & Spencer Group Shares and the procedures required for claiming this credit.

For US federal income tax purposes, gain or loss realised on the sale, exchange or other disposition of Marks & Spencer Group Shares will be capital gain or loss, which will be long-term if the holder has held the Marks & Spencer Group Shares for more than one year (determined under the rules described above in "Exchange of Old Marks & Spencer Shares for Marks & Spencer Group Shares"). The amount of gain or loss will be equal to the difference between the United States Holder's tax basis in the Marks & Spencer Group Shares disposed of and the amount realized on disposition. Such gain or loss will generally be US source gain or loss for foreign tax credit purposes.

The characterisation of the B Shares for US federal income tax purposes is unclear. It is possible that the US Internal Revenue Service (the "IRS") may take the position that the B Shares should be treated as indebtedness of Marks & Spencer Group. In that event, accrual basis United States Holders of B Shares would be required to accrue for federal income tax purposes income attributable to the distributions made on the B Shares before the receipt of the cash distribution. In addition, a portion of any proceeds realised upon disposition attributable to the accrued dividend which had not been included in income by the United States Holder would be treated as ordinary interest income rather than as part of the amount realised on the sale, exchange or other disposition.

On the other hand, if the B Shares are respected as an equity interest in Marks & Spencer Group, depending on the facts and circumstances relevant to a particular United States Holder, a redemption may be treated as a dividend for US federal income tax purposes if it is determined that a particular holder's ownership in Marks & Spencer Group (including constructive ownership pursuant to rules specified in the Code) has not been meaningfully reduced. However, the receipt of dividends and a sale, exchange or other disposition (other than a redemption) with respect to B Shares would be treated in the same manner as the receipt of dividends (except that no foreign tax credit in respect of a UK tax credit would be available) and a sale, exchange or other disposition with respect to Marks & Spencer Group Shares.

United States Holders are strongly urged to consult their own tax advisors as to the US federal income tax characterization of the B Shares as well as to the consequences of the receipt, ownership and redemption of B Shares.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the capital reorganisation, any payments made with respect to Marks & Spencer Group Shares or B Shares and the proceeds from a sale or other disposition of Marks & Spencer Group Shares or B Shares. A United States Holder will be subject to US backup withholding tax on these items unless (i) the United States Holder is a corporation or other exempt recipient or (ii) the United States Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the holder's US federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

3. Other Jurisdictions

Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their professional adviser.

Part 5 Further information relating to the Scheme and the Marks & Spencer Group Reduction of Capital

1. Description of the Proposals

The Return of £2 billion and the establishment of a new holding company for the Group entails a number of steps.

The Scheme

Under this Court approved scheme of arrangement, made pursuant to section 425 of the Companies Act, Marks and Spencer Group p.l.c. ("Marks & Spencer Group") will be introduced as the new holding company of Marks and Spencer p.l.c. ("Marks & Spencer"). The Scheme is subject to certain conditions, including the approval of Marks & Spencer Shareholders and the approval of the Court.

Under the terms of the Scheme, Marks & Spencer Shareholders on the register of Marks & Spencer at the Scheme Record Time, expected to be 5.00 p.m. on 18 March 2002, will exchange their Ordinary Shares for New Ordinary Shares and B shares on the following basis:

For every 21 Ordinary Shares **17 New Ordinary Shares and 21 B Shares**

Under the Scheme

(a) the Ordinary Shares will be cancelled and Marks & Spencer Shareholders at the Scheme Record Time will be allotted 17 New Ordinary Shares and 21 B Shares, credited as fully paid, for every 21 Ordinary Share then held; and

(b) following the cancellation of the Ordinary Shares, the issued share capital of Marks & Spencer will be restored to its former amount by the application of the credit arising in the books of Marks & Spencer to issue shares of an equivalent nominal amount to Marks & Spencer Group.

As a result, Marks & Spencer Group will become the holding company of Marks & Spencer and the issued share capital of Marks & Spencer Group will be owned by the former Marks & Spencer Shareholders.

The Marks & Spencer Group Reduction of Capital

The Marks & Spencer Group Reduction of Capital will, subject to certain conditions, including the approval of Marks & Spencer Shareholders at the EGM, be implemented following the Scheme to increase the level of reserves available to be distributed to Shareholders of Marks & Spencer Group. Under the Marks & Spencer Group Reduction of Capital, the capital of the Marks & Spencer Group will be reduced by decreasing the nominal amount of each Ordinary Share issued pursuant to the Scheme from 245 pence to 25 pence. The Shareholders of Marks & Spencer Group have already resolved, conditional on the Ordinary Shares and B Shares being issued pursuant to the Scheme, to reduce the capital so issued. The Marks & Spencer Group Reduction of Capital will also require the confirmation of the Court and, if so confirmed, will create a new reserve in the books for Marks & Spencer Group which will, amongst other things, be available for the Company to fulfil its obligations in relation to the B Shares. The remaining reserves will be available for future distributions to Marks & Spencer Group Shareholders or to facilitate any future transactions at the discretion of the Directors.

2. Admission and dealings

Application has been made to the UK Listing Authority for up to 2,350,000,000 New Ordinary Shares and 2,860,000,000 B Shares to be admitted to the Official List and to the London Stock Exchange and for such shares to be admitted to trading on the London Stock Exchange. The last day of dealings in Ordinary Shares is expected to be 18 March 2002. Admission of the New Ordinary Shares and B Shares to the Official List will become effective and dealings in the New Ordinary Shares and B Shares are expected to commence at 8.00 a.m. on 19 March 2002.

It is expected that dealings in Marks & Spencer Group ADSs in the Over the Counter ("OTC") market will commence at 9.30 a.m. New York time on 19 March 2002.

New Ordinary Shares and B Shares can be held in certificated or uncertificated form. At the Scheme Effective Time, share certificates for the Ordinary Shares will cease to be valid and, with respect to the Ordinary Shares held in uncertificated form, CRESTCo will be instructed to cancel the entitlements of the relevant Marks & Spencer Shareholders with respect to those Ordinary Shares. The last date for registration of transfers of Ordinary Shares is expected to be 18 March 2002.

It is expected that certificates for New Ordinary Shares and, where applicable, B Shares will be posted by 28 March and 3 April 2002, respectively.

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Pending the despatch of certificates for New Ordinary Shares, transfers of New Ordinary Shares in certificated form will be certified against the share register of Marks & Spencer Group. Temporary documents of title have not been, and will not be, issued in respect of the New Ordinary Shares.

It is expected that New Ordinary Shares and B Shares, where relevant, will be credited to CREST accounts on 19 March 2002.

All documents, certificates, cheques or other communications sent by or to shareholders will be sent at their own risk and may be sent by post.

All mandates relating to payment of dividends on Ordinary Shares, all instructions relating to Marks & Spencer's dividend reinvestment plan and all instructions given to Marks & Spencer in relation to notices and other communications in force immediately prior to the Scheme Effective Time will be, unless and until revoked or varied, deemed as from the Scheme Effective Time to be valid and effective mandates or instructions to Marks & Spencer Group in relation to the corresponding holdings of New Ordinary Shares and, where appropriate, B Shares. However, except for Bank mandates, such mandates and instructions will not be deemed to be valid and effective mandates in relation to the B Shares.

3. Overseas Shareholders

The implications of the Scheme for Overseas Shareholders may be affected by the laws of the relevant jurisdictions. Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Overseas Shareholder to satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection with the Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

In any case where Marks & Spencer Group is advised that the allotment and issue of New Ordinary Shares or B Shares to a Marks & Spencer Shareholder with a registered address in a jurisdiction outside the United Kingdom would or may infringe the laws of such jurisdiction or necessitate compliance with any special requirement with which Marks & Spencer Group is unable to comply, or compliance with which Marks & Spencer Group regards as unduly onerous, the Scheme provides that Marks & Spencer Group may determine either (i) that the holder's entitlement to New Ordinary Shares and B Shares shall be issued to a nominee for such holder appointed by Marks & Spencer Group and then sold with the gross proceeds being remitted to the holder concerned; or (ii) that the holder's entitlement to New Ordinary Shares and B Shares pursuant to the Scheme shall be issued to such holder and then sold on his behalf as soon as reasonably practical at the best price which can be reasonably obtained at the time of sale, with the net proceeds of sale being remitted to the holder.

This document has been prepared for the purposes of complying with English law and the rules of the UK Listing Authority and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY, NOR SHALL THERE BE ANY SALE, ISSUANCE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS DOCUMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

The New Ordinary Shares and B Shares will not be registered, and are not required to be registered, under the Securities Act, in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of that act. Shareholders who are affiliates (within the meaning of the Securities Act) of Marks & Spencer before implementation of the Scheme or are affiliates of Marks & Spencer Group after implementation of the Scheme will be subject to timing, manner of sale and volume restrictions on the sale of New Ordinary Shares and B Shares received in connection with the Scheme under Rule 145(d) of the Securities Act.

The Company's broker in the UK, Cazenove, will, subject to applicable rules and regulations, be acting as a registered market-maker in the B Shares pursuant to an exemption from Rule 14e-5 under the Exchange Act, and, accordingly, may be effecting purchases or sales of B Shares during the period up to the initial redemption date, 25 March 2002.

4. Holders of Marks & Spencer ADSs and US Shareholders

This part contains further information for holders of Marks & Spencer ADSs and US Holders.

4.1 Expected timetable of principal events for holders of Marks & Spencer ADSs

	2002
Voting Record Date for EGM and Court Meeting for holders of Marks & Spencer ADSs	30 January
Proxy documents mailed to holders of Marks & Spencer ADSs	From 4 February
ADS Form of Election and notice regarding the exchange of Marks & Spencer ADSs for Marks & Spencer Group ADSs mailed to holders of Marks & Spencer ADSs	19 February
Latest time for holders of Marks & Spencer ADSs to provide voting instructions to the ADS Depositary for the Court Meeting and EGM	3.00 p.m. New York time 22 February
Court Meeting and EGM	28 February
Court Hearing of the petition to sanction the Scheme	18 March
Last day of dealings in Ordinary Shares on the London Stock Exchange[(i)]	18 March
Dealings in Marks & Spencer ADSs in the Over the Counter ("OTC") market cease[(i)]	4.30 p.m. New York time 18 March
Scheme Record Time[(i)]	5.00 p.m. London time 18 March
Scheme Effective Date[(i)]	19 March
Dealings in New Ordinary Shares and B Shares commence on the London Stock Exchange[(ii)]	8.00 a.m. London time 19 March
Dealings in Marks & Spencer Group ADSs commence on the OTC market[(ii),(iii)]	9.30 a.m. New York time 19 March
Last time to submit ADS Form of Election to ADS Depositary[(ii), (iv)]	5.00 p.m. New York time 20 March
Court Hearing of the petition to confirm the Marks & Spencer Group Reduction of Capital[(ii)]	20 March
Marks & Spencer Group Reduction of Capital becomes effective[(v)]	22 March
Cheques in payment of redemption mailed	From 2 April
B Share Certificates delivered to holders of Marks & Spencer ADSs electing Choice 2	From 3 April

(i) These dates are indicative only and will depend, amongst other things, on the dates on which the Court sanctions the Scheme.

(ii) These dates are indicative only and will depend, amongst other things, on the date on which the Scheme becomes effective.

(iii) Marks & Spencer Group ADSs are expected initially to trade on a "when issued" basis.

(iv) ADS Forms of Election remain revocable until 5.00 p.m. (New York time) on 20 March 2002.

(v) This date will depend, amongst other things, on the date on which the Scheme becomes effective and the date on which the Court confirms the Marks & Spencer Group Reduction of Capital.

The shareholder elections in respect of the B Shares provide UK Shareholders with a choice with regard to the timing of their receipt of their share of the Return of £2 billion. Due to differences in the tax treatment of persons who are US taxpayers arising from the issuance of the B Shares, the B Shares issued in respect of Ordinary Shares held under the Marks & Spencer ADS Deposit Agreement and represented by Marks & Spencer ADSs will be redeemed immediately pursuant to Choice 1 unless a holder of Marks & Spencer ADSs notifies the ADS Depositary on or before 5.00 p.m. 20 March 2002 that it wishes to exercise the other election.

On or about 19 February 2002, the ADS Depositary will provide Marks & Spencer ADS holders with an election form (an "ADS Form of Election") together with supplemental instructions regarding the mechanics of exchanging registered Marks & Spencer ADSs for Marks & Spencer Group ADSs. ADS Forms of Election remain revocable up until 5.00 p.m. (New York time) on 20 March 2002.

The dates given in this Part 5 are based on Marks & Spencer's current expectations and may be subject to change.

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4.2 Information for holders of Marks & Spencer ADSs

The Scheme

Following the Scheme becoming effective the Ordinary Shares underlying each Marks & Spencer ADS will be cancelled and, for every 21 Ordinary Shares, 17 New Ordinary Shares will be issued to the ADS Depositary. Existing Marks & Spencer ADSs will be replaced by Marks & Spencer Group ADSs which will each represent six New Ordinary Shares. To the extent that fractions arise as a result of the Scheme, Marks & Spencer ADS holders will have the proceeds, if any, of sale on their behalf of the Marks & Spencer Group ADSs remitted to them in US dollars. Because less than one New Ordinary Share will be issued in respect of each Existing Ordinary Share, holders of Marks & Spencer ADSs will receive a smaller number of Marks & Spencer Group ADSs. Such holders will own the same proportion of Marks & Spencer Group, subject to adjustments, in the form of Marks & Spencer Group ADSs as they held in Marks & Spencer ADSs prior to the Effective Date.

On or about 19 February 2002 the ADS Depositary will mail the ADS Form of Election to holders of Marks & Spencer ADSs regarding the mechanics of exchange of Marks & Spencer ADSs for Marks & Spencer Group ADSs. Holders of registered Marks & Spencer ADSs will need to follow the instructions set out in this notice to exchange their Marks & Spencer ADSs for Marks & Spencer Group ADSs. Following the Scheme becoming effective, with no action on the part of the holders of book-entry Marks & Spencer ADSs, appropriate notation will be made at the relevant book-entry facility with respect to the book-entry Marks & Spencer ADSs to credit such holders' accounts with the appropriate number of Marks & Spencer Group ADSs.

As of the effective date of the Scheme, Marks & Spencer Group and the ADS Depositary will enter into the Marks & Spencer Group Deposit Agreement to establish the Marks & Spencer Group ADS facility, and thereafter the Marks & Spencer ADS facility will be terminated. Accordingly, all holders of Marks & Spencer ADSs as of 5.00 p.m. (New York time) 18 March 2002 will be requested to exchange their existing Marks & Spencer ADSs for Marks & Spencer Group ADSs.

The Deposit Agreement has been amended to provide that distributions other than cash, ordinary shares of Marks & Spencer or rights to acquire such shares will be distributed to the holders of Marks & Spencer ADSs and not deposited into the Marks & Spencer ADS deposit facility. In addition, the Deposit Agreement has been amended to provide that upon a distribution of redeemable, exchangeable or similar securities (or securities subject to a repurchase or exchange offer) the ADS Depositary may elect to have redeemed or exchange such securities unless the relevant ADS holder makes an election to the contrary. The B Shares issued in respect of Ordinary Shares represented by Marks & Spencer ADSs will be redeemed and any cash received by the ADS Depositary in respect thereof will be distributed to the holders of the Ordinary Shares underlying the Marks & Spencer ADSs unless the ADS Depositary receives a contrary instruction from holders of Marks & Spencer ADSs. The New Ordinary Shares received by the ADS Depositary will be deposited in the Marks & Spencer Group ADS facility as described herein.

The ADS Depositary will, on 22 March 2002, elect to have redeemed pursuant to Choice 1 all B Shares issued in respect of the Ordinary Shares represented by ADSs, except to the extent that, pursuant to validly completed ADS Forms of Election received by the ADS Depositary before 5.00 p.m. (New York time) on 20 March 2002 a holder of Marks & Spencer ADSs notifies the ADS Depositary that he or she wishes to elect to receive, in respect of the Ordinary Shares represented by his or her ADSs, B Shares pursuant to Choice 2. ADS holders who do not submit ADS Forms of Election in a timely manner will receive the proceeds of the redemption of their underlying B Shares pursuant to Choice 1. Redemption proceeds will be remitted in US dollars. Registered holders of Marks & Spencer ADSs will be required to surrender their existing Marks & Spencer ADR certificates in order to validly deliver an ADS Form of Election.

US Holders of Marks & Spencer ADSs are advised that owning B shares may be less convenient and more costly than holding Marks & Spencer ADSs. The B Shares will not be registered under the United States securities laws, and no trading market is expected to develop for the B Shares in the United States. Instead, the B Shares will be listed on the London Stock Exchange, and clearing and settlement of B Shares is expected to be conducted through CREST, the UK clearing and settlement system. Accordingly, additional trading and safekeeping costs may be incurred. The B Shares may not be deposited with the ADS Depositary in return for existing or new ADSs. Unlike the Marks & Spencer ADSs, all future cash payments in respect of such B Shares will be paid in pounds sterling, and holders may incur additional costs in converting pounds sterling amounts to US dollars. The B shares will not be serviced by a US transfer agent, and may be subject to additional registration requirements (including an inability to register shares in the name of a trust or unincorporated entity). Holders of B shares will be required to refer any inquiries, including inquiries with respect to registration requirements, to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, United Kingdom.

Marks & Spencer Group ADS Depositary receipt facility

In connection with the implementation of the Scheme, Marks & Spencer Group and the ADS Depositary will enter into the Marks & Spencer Group Deposit Agreement. The terms of the Marks & Spencer Group Depositary Agreement will be substantially identical to the terms of the Marks & Spencer Deposit Agreement, as amended. New Ordinary Shares issued in respect of Ordinary Shares held under the Marks & Spencer Deposit Agreement will be deposited into this new facility, and Marks & Spencer Group ADSs representing New Ordinary Shares will be issued thereunder. All ADSs issuable under the Scheme shall be evidenced by direct registration ADRs, unless certificated ADRs are specifically requested by the holder. A direct registration ADR is one issued in book-entry form through the ADS Depositary's direct registration system. Such direct registration system reflects the uncertificated registration of ownership of securities established by The Depository Trust Company ("DTC") and used by the ADS Depositary, pursuant to which the ADS Depositary may record the ownership of ADRs without the issuance of a certificate, which ownership shall be evidenced by periodic statements issued by the ADS Depositary to the holders entitled thereto. For purposes hereof, the direct registration system shall include access to the profile modification system maintained by DTC which provides for automated transfer of ownership between DTC and the ADS Depositary.

Marks & Spencer Group does not expect to enter into a deposit agreement or otherwise take any action to establish a depositary receipt facility with respect to the B Shares. Investors are cautioned that the B Shares are expected to be highly illiquid and no trading market is expected to develop for them in the United States.

4.3 Voting

The latest time to provide the ADS Depositary with voting instructions for both the Court Meeting and the EGM is 3.00 p.m. (New York time) on 22 February 2002.

Holders of Marks & Spencer ADSs will not, except as described below, be entitled to attend the Court Meeting or the EGM or to be present at the Court Hearings to sanction the Scheme and to confirm the reduction of capital provided for under the Scheme, although the ADS Depositary or its nominee as the record holder of Ordinary Shares underlying the Marks & Spencer ADSs will be so entitled and will vote in accordance with instructions that may be received by the ADS Depositary by 3.00 p.m. (New York time) on 22 February 2002 from holders of Marks & Spencer ADSs.

Holders of Marks & Spencer ADSs who wish to attend the Court Meeting or the EGM or to be present at the above mentioned court hearings to sanction the Scheme and to confirm the reduction of capital provided for under the Scheme should take steps to present their Marks & Spencer ADRs to the ADS Depositary, as depositary under the Marks & Spencer ADS Deposit Agreement, for cancellation and (upon compliance with the terms of the Marks & Spencer ADS Deposit Agreement, including payment of the ADS Depositary's fee and any applicable taxes and governmental charges) delivery of Ordinary Shares so as to become record holders of Ordinary Shares prior to the relevant Voting Record Time for the Court Meeting or the EGM or prior to the relevant Court Hearing, as the case may be. The relevant Voting Record Times for the Court Meeting and the EGM and the dates of the Court Hearings, to sanction the Scheme and to confirm the reduction of capital provided for under the Scheme, appear in the "Expected timetable of principal events" on page 3.

Similarly, holders of Marks & Spencer ADSs who wish to be present at the Court Hearing to consider the Marks & Spencer Group Reduction of Capital are advised to consider taking steps (as described in the paragraph above) to cancel their Marks & Spencer ADRs to become holders of Ordinary Shares so that they will become, pursuant to the Scheme, shareholders in Marks & Spencer Group. As shareholders in Marks & Spencer Group they will have the right to attend the Court Hearing on 20 March 2002 in person or be represented by counsel to support or approve the sanctioning of the Marks & Spencer Group Reduction of Capital.

Part 6 Rights and restrictions of the B Shares

The following are the rights of the B Shares and the restrictions to which they are subject, which will be reflected in the Articles of Association.

1. Income

(i) With effect from 25 March 2002 out of the profits available for distribution in respect of each financial year or other accounting period of Marks & Spencer Group, the holders of the B Shares shall be entitled, in priority to any payment of dividend or other distribution to the holders of any New Ordinary Shares and before profits are carried to reserves, to be paid a non-cumulative preferential dividend ("preferential dividend") at such rate on the nominal amount of 70 pence per B Share as is calculated in accordance with sub-paragraphs (ii) and (iii) below. Such dividend shall be paid (without having to be declared) semi-annually in arrears on 25 March and 25 September in each year (or if any such date would otherwise fall on a date which is not a Business Day (as defined below) shall be postponed to the next day which is a Business Day (without any interest or payment in respect of such delay) (each a "Payment Date")). The first Payment Date shall be 25 September 2002.

(ii) Each six month period ending on a Payment Date is called a "Calculation Period", the first such period commencing on 26 March 2002 and ending on 25 September 2002. The annual rate applicable to each Calculation Period shall be the lower of (A) 25 per cent per annum and (B) 75 per cent of LIBOR for six month deposits in Pounds Sterling which appears on the display designated as page 3750 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying London inter-bank offered rates of leading banks for pounds sterling deposits) as determined by Cazenove & Co. Ltd or such other agent as Marks & Spencer Group shall appoint from time to time (the "Reference Agent") at or about 11.00 a.m. (London time) on the first Business Day of such Calculation Period.

(iii) If for any reason the rate does not appear, or if the relevant page is unavailable (i) the Company (or the Reference Agent) will request each of the banks, whose offered rates would have been used for the purposes of the relevant page if the event leading to the application of this proviso had not happened, to provide to the Company (or the Reference Agent) through its normal London office its offered quotation to leading banks for pounds sterling deposits in London for a six month period and the rate shall be the arithmetic mean (rounded upward if necessary to the nearest $\frac{1}{16}$ per cent) of the respective rates per annum notified to the Company or the Reference Agent such quotations (or such of them, being at last two, as are provided), as determined by the Reference Agent.

(iv) In this Part, the expression "Business Day" means a day upon which pounds sterling deposits may be dealt with on the London inter-bank market and commercial banks are generally open in London and "non-cumulative" in relation to the preferential dividend means that the dividend payable on each Payment Date is payable out of the profits of Marks & Spencer Group available for distribution in respect of the accounting reference period in which the Payment Date falls (including any reserves representing profits made in previous accounting reference periods) without any right in the case of a deficiency to resort to profits made in subsequent accounting reference periods.

(v) Payments of preferential dividends shall be made to holders on the register on a date selected by the Directors being not less than 15 days or more than 42 days (or, in default of selection by the Directors, on the date falling 15 days) prior to the relevant Payment Date.

(vi) The holders of the B Shares shall not be entitled to any further right of participation in the profits of Marks & Spencer Group.

(vii) All preferential dividends payable on the B Shares which are unclaimed for a period of 12 years from the date of due payment shall be forfeited and shall revert to Marks & Spencer Group.

2. Capital

On a return of capital on a winding-up (except on a redemption in accordance with the terms of issue of any share, or purchase by Marks & Spencer Group of any share or on a capitalisation issue and subject to the rights of any other class of shares that may be issued) there shall be paid to the holders of the B Shares the sum of 70 pence in respect of each B Share held by them respectively, together with a sum equal to the relevant proportion of the preferential dividend which would have been payable if the winding-up had taken effect on the last day of the then current Calculation Period. The relevant proportion shall be the number of days from and including the preceding Payment Date (or, if the date of such winding-up is prior to 25 September 2002, the date of 25 March 2002) to, but excluding, the date of such winding-up divided by 183. The aggregate entitlement of each holder of B Shares on a winding-up in respect of all of the B Shares held by them shall be rounded up to the nearest whole penny. The holders of the B Shares shall not be entitled to any further right of participation in the profits or assets of Marks & Spencer Group. If on such a winding-up the amount available for payment is insufficient to cover in full the amounts payable on the B Shares, the holders of such shares will share rateably in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

At any time after the third anniversary of the Scheme Effective Date or, if earlier, when the total number of B Shares remaining in issue becomes less than 25 per cent of the total number of B Shares issued, Marks & Spencer Group may elect to redeem all of the B Shares still in issue at their 70 pence nominal value.

3. Attendance and voting at general meetings

The holders of the B Shares shall not be entitled, in their capacity as holders of such shares, to receive notice of any general meeting of Marks & Spencer Group or to attend, speak or vote at any such general meeting.

4. Purchase

Subject to the provisions of the Companies Act and every other statute, statutory instrument, regulation or order in force concerning companies registered under the Companies Act (including the Listing Rules), but without the need to obtain the sanction of an extraordinary resolution of the holders of the B Shares, Marks & Spencer Group may at any time and at its sole discretion purchase B Shares and/or New Ordinary Shares (i) in the market or (ii) by tender available alike to all holders of B Shares and/or as the case may be New Ordinary Shares or (iii) by private treaty, in each case at a price and upon such other terms and conditions as the directors of Marks & Spencer Group may think fit.

5. Class rights

Marks & Spencer Group may from time to time create, allot and issue further shares, whether ranking *pari passu* with or in priority to the B Shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the B Shares) shall be treated as being in accordance with the rights attaching to the B Shares and shall not involve a variation of such rights for any purpose.

A reduction by Marks & Spencer Group of the capital paid up on the B Shares shall be in accordance with the rights attaching to the B Shares and shall not involve a variation of such rights for any purpose, and Marks & Spencer Group shall be authorised at any time to reduce its capital (subject to the confirmation of the Court in accordance with the Companies Act and without obtaining the consent of the holders of the B Shares).

6. Form and Transferability

The B Shares are not renounceable and will be freely transferable by an instrument of transfer in any usual form or in any other form which the board of Marks & Spencer Group may approve. Marks & Spencer Group has applied for the B Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in B Shares may take place within the CREST system in respect of general market transactions. The Immediate 70 pence Redemption will therefore take place via CREST.

7. Redemption of B Shares

As part of the Proposals the shareholders who have elected for Choice 1: Immediate 70 pence Redemption will have their B Shares redeemed by the Company. There shall be paid to holders of the B Shares the sum of 70 pence in respect of each B Share held by them respectively by way of redemption of the B shares.

Holders of B Shares will be able to make further elections to have their B Shares redeemed at 70 pence per B Share semi-annually on a Payment Date. The first Payment Date will be 25 September 2002.

At any time after the third anniversary of the Scheme Effective Date or, if earlier, when the total number of B Shares remaining in issue becomes less than 25 per cent of the total number of B Shares issued, Marks & Spencer Group may (subject to the provisions of the Companies Act and every other statute, statutory instrument, regulation or order in force concerning companies regulated under the Companies Act including the Listing Rules), on giving notice in writing to the holders of the B Shares, redeem all but not some only of the B Shares then in issue on that date specified in the notice, which shall not be less than 10 days nor more than 42 days from the date of such notice (the "Redemption Call Date") in such a manner as the Directors may determine, including the manner set out in the Marks & Spencer Group Articles. The redemption shall be on the basis of 70 pence per B Share.

On any Redemption Call Date, each holder of B Shares being redeemed shall be entitled to a dividend which is equal to the relevant proportion of the preferential dividend in respect of the B Shares so redeemed which would have been payable, if the Redemption Call Date was the same as the last day of the then current Calculation Period. The relevant proportion shall be the number of days from and including the last Payment Date to but excluding the Redemption Call Date divided by 183. The aggregate amount of the preferential dividend payable to each holder of B Shares shall be rounded down to the nearest whole penny.

Part 7 Additional Information

1. Introduction

The Directors of Marks & Spencer Group, whose names appear on page 5 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of those Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation and activity of Marks and Spencer Group p.l.c.

2.1 Marks & Spencer Group was incorporated and registered in England and Wales on 23 July 2001 under the Companies Act as a private company limited by shares with registered number 4256886 and with the name Trushelfco (No. 2827) Limited. It changed its name on 7 August 2001 to Conker Retail Limited and on 24 January 2002 re-registered as a public limited company changing its name to Marks and Spencer Group p.l.c..

2.2 The registered and head office of Marks & Spencer Group is at Michael House, Baker Street, London W1U 8EP.

2.3 Marks & Spencer Group has not traded nor prepared any accounts since its incorporation. PricewaterhouseCoopers, whose address is 1 Embankment Place, London WC2N 6RH are the auditors of Marks & Spencer Group and have been the only auditors of Marks & Spencer Group since its incorporation.

2.4 PricewaterhouseCoopers, whose address is at 1 Embankment Place, London WC2N 6RH are the auditors of Marks & Spencer. PricewaterhouseCoopers audited the financial statements of Marks & Spencer for the years ended 31 March 1999, 31 March 2000 and 31 March 2001. The reports in respect of the financial statements for each of the three years to 31 March 2001 were unqualified and did not contain a statement under section 237(2) or (3) of the Act.

3. Share capital of Marks and Spencer Group p.l.c.

3.1 On incorporation the authorised share capital of Marks & Spencer Group was £100 divided into 100 ordinary shares of £1 each. Of such shares, two ordinary shares were taken by the subscribers to the memorandum of association, Trucidator Nominees Limited and Trexco Limited and were paid up in full in cash.

3.2 On 22 January 2002:

(a) the authorised share capital was increased from £100 to £10,080,050,000 by the creation of 7,839,999,900 additional ordinary shares of £1 each, 3,2000,000,000 B Shares of 70 pence each and 50,000 redeemable preference shares ("Redeemable Preference Shares") of £1 each;

(b) each ordinary share of £1 each was sub-divided into 100 ordinary shares of 1 pence each and a further 290 ordinary shares of 1 pence each were issued and fully subscribed for in cash;

(c) every 245 ordinary shares of 1 pence each were consolidated into one ordinary share of 245 pence each;

(d) the Marks & Spencer Group Articles were adopted (as summarised in paragraph 4 of this Part 7);

(e) the 50,000 Redeemable Preference Shares were created and issued in order to enable Marks & Spencer Group, to obtain a certificate to commence business under section 117 of the Companies Act. Following completion of the Scheme, the Redeemable Preference Shares, to the extent that they have been issued but remain unredeemed, will continue to be held by the holders thereof, but will carry no rights to vote. Any Redeemable Preference Shares issued may be redeemed by Marks & Spencer Group by notice to the holder thereof and upon any redemption the shares will be cancelled and Marks & Spencer Group will pay to the holder thereof the amount paid up on such shares. Marks & Spencer Group intends to redeem these shares as soon as reasonably practicable after the Scheme Effective Date;

(f) the Marks and Spencer Group p.l.c. 2002 Savings Related Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Profit Sharing Scheme (Ireland) and the Marks and Spencer Group p.l.c. 2002 All-Employee Share Ownership Plan, the principal terms of which are summarised in paragraph 8 of this Part 7 were approved;

(g) the Directors were authorised to establish further schemes based on the Marks and Spencer Group p.l.c. 2002 Savings-Related Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme and the Marks and Spencer Group p.l.c. 2002 All-Employee Share Ownership Plan in overseas territories provided that any such shares made available under such further schemes are treated as counting against the limits on individual or overall participation in the schemes; and

(h) the Directors were authorised to vote at, and count in a quorum of, any meeting on any matter connected with the above schemes notwithstanding that they may be interested in them.

Trexco Limited and Trucidator Nominees Limited each currently hold one New Ordinary Share of 245 pence. It is expected that, following the Scheme becoming effective, they will give those shares to Marks & Spencer Group for no consideration.

Trexco Limited also holds 50,000 Redeemable Preference Shares. It is expected that, following the Scheme becoming effective, the Redeemable Preference Shares will be redeemed for an amount equal to the amount paid up on such shares.

3.3 Accordingly, as at the date of this document, the authorised and issued share capital of Marks & Spencer Group is, and immediately prior to completion of the Scheme it will be, as follows:

	Authorised		Issued and paid up	
Class	Number	Nominal Value	Number	Nominal Value
New Ordinary Shares	3,200,000,000	£7,840,000,000	2	£5
B Shares	3,200,000,000	£2,240,000,000	Nil	Nil
Redeemable Preference Shares	50,000	£50,000	50,000	£50,000

3.4 By special resolutions passed on 22 January 2002, it was resolved that, conditional on the Scheme becoming effective;

(a) upon redemption of all the Redeemable Preference Shares in the share capital of Marks & Spencer Group, the Marks & Spencer Group Articles be amended by deleting all the terms relating to the Redeemable Preference Shares;

(b) subject to and conditional upon the Marks & Spencer Group Shares required to be issued by Marks and Spencer Group pursuant to the Scheme having been registered in the name of the persons entitled thereto the share capital of Marks & Spencer Group be reduced (a) by cancelling paid up share capital to the extent of 220 pence on each New Ordinary Share issued pursuant to the Scheme and reducing the nominal value of each such New Ordinary Share from 245 pence to 25 pence and (b) by reducing the nominal value of each unissued New Ordinary Share of 245 pence from 245 pence to 25 pence;

(c) the Directors are generally and unconditionally authorised in accordance with section 80 of the Act to allot relevant securities (within the meaning of that section):

(i) up to an aggregate nominal amount of £7,669,548,660 as required for the purposes of the Scheme; and

(ii) up to an aggregate nominal amount of £192,814,962 (representing approximately one third of the expected issued ordinary share capital of Marks & Spencer Group immediately following completion of the Scheme and the Marks & Spencer Group Reduction of Capital) on such terms as the Directors think fit, such authority to expire on the conclusion of the next annual general meeting of Marks & Spencer Group or on 10 October 2002, whichever is earlier, save that Marks & Spencer Group, pursuant to the authority granted by that resolution, may enter into a contract to allot relevant securities which would or might be completed wholly or partly after such expiry; and

(d) the Directors are generally empowered (pursuant to section 95 of the Act) to allot equity securities (as defined in section 94(2) of the Act) for cash as if section 89(1) of the Act did not apply to such allotment at any time up to the conclusion of the next annual general meeting of Marks & Spencer Group or on 10 October 2002, whichever is earlier:

(i) in connection with an offer to holders of ordinary shares in the capital of the New Company in proportion (as nearly as maybe) to their existing holdings of ordinary shares but subject to such exclusions or other arrangements in relation to fractional entitlements or any legal problems under the laws of any territory, or the requirements of a regulatory body; and

(ii) up to an aggregate nominal amount of £28,922,245 (representing approximately 5 per cent of the expected issued ordinary share capital of Marks & Spencer Group immediately following implementation of the Scheme),

Part 7

continued

but so that Marks & Spencer Group, pursuant to the power granted by that resolution, may enter into a contract to allot equity securities which would or might be completed wholly or partly after the expiry of such power.

(e) conditional upon the Marks & Spencer Group Reduction of Capital becoming effective, that Marks & Spencer Group be generally and unconditionally authorised to make market purchases (as defined in Section 163 of the Companies Act 1985) of its ordinary shares of 25 pence provided that:

(a) it does not purchase under this authority more than 287 million ordinary shares;

(b) it does not pay less than 25p for each ordinary share;

(c) it does not pay more for each ordinary share than 105 per cent of the average of the middle market price of the ordinary shares according to the Daily Official List of the London Stock Exchange for the five business days immediately preceding the date on which Marks & Spencer Group agrees to buy the ordinary shares concerned;

(d) this authority shall continue in force until the conclusion of the annual general meeting of Marks & Spencer Group in 2002 or on 10 October, 2002, whichever shall be the earlier; and

(e) it may agree before the authority terminates under (d) above to purchase ordinary shares where the purchase will or may be executed after the authority terminates (either wholly or in part). Marks & Spencer Group may complete such a purchase even though the authority has terminated.

3.5 Save as disclosed in this paragraph 3, at the date of this document:

(a) there has been no issue of shares or loan capital of Marks & Spencer Group since its incorporation; and

(b) no share or loan capital of Marks & Spencer Group is under option or agreed to be put under option.

At the date of this document Marks & Spencer Group has no subsidiaries and, accordingly, there has been no material issue of share or loan capital by any subsidiary undertaking of Marks & Spencer Group for cash or other consideration.

3.6 The New Ordinary Shares and B Shares will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the New Ordinary Shares or the B Shares.

3.7 The New Ordinary Shares and B Shares have not been marketed and are not available in whole or in part to the public otherwise than pursuant to the Scheme.

3.8 No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of Marks & Spencer Group .

3.9 The Redeemable Preference Shares will be listed or traded and will carry no rights to vote (other than at any meeting of its class).

3.10 Under the Scheme, Marks & Spencer Group will issue New Ordinary Shares and B Shares, credited as fully paid, to the Scheme Shareholders on the basis of 17 New Ordinary Shares and 21 B Shares for every 21 Ordinary Shares held at the Scheme Record Time. It is proposed then to redeem the Redeemable Preference Shares. Accordingly, the proposed authorised, issued and fully paid share capital of Marks & Spencer Group as it will be immediately following Admission (on the basis that the Redeemable Preference Shares have been redeemed and that all options in Marks & Spencer exercisable before the Scheme Effective Date have been exercised) is as follows:

	Authorised		**Issued and fully paid**	
Class	**Number**	**Nominal Value**	**Number**	**Nominal Value**
New Ordinary Shares	3,200,000,000	£7,840,000,000	2,313,779,544	£5,668,759,883
B Shares	3,200,000,000	£2,240,000,000	2,858,198,256	£2,000,738,780

3.11 At 31 March 2001, as set out in Notes 8D and 8E of Section 2 of Part 3, the Group had outstanding options granted under Marks & Spencer Share Option Schemes of 116,075,497 Ordinary Shares. Since 31 March 2001 up to 28 January 2002 (the last practicable date prior to the publication of this document) Marks & Spencer has granted options under the Marks & Spencer Share Option Schemes as follows:

(a) Senior Options

As at 28 January 2002, a total of 41,035,423 Ordinary Shares have been granted under all executive share option schemes, compared with 35,857,024 Ordinary Shares which had been granted on 31 March 2001. The difference is made up as follows:

Number of Ordinary Shares exercised/lapsed under option During the period 1 Apr 2001 – 28 Jan 2002	7,586,118
Number of Ordinary Shares granted under option during the period 1 Apr 2001 – 28 Jan 2002 at prices ranging from 256p to 350p	12,764,517

(b) SAYE Options

As at 28 January 2002, a total of 90,180,809 Ordinary Shares have been granted under the United Kingdom Employees' Save As You Earn Share Option Scheme, compared with 80,218,473 Ordinary Shares which had been granted on 31 March 2001. The difference is made up as follows:

Number of Ordinary Shares exercised/lapsed under option during the period 1 Apr 2001 – 28 Jan 2002	9,094,295
Number of Ordinary Shares granted under option during the period 1 Apr 2001 – 28 Jan 2002 at 250p	19,056,631

4. Summary of the Memorandum and Articles of Association of Marks & Spencer Group

4.1 Memorandum of Association

The principal objects of Marks & Spencer Group (in this paragraph 4, the "New Company") are to carry on business as a general commercial company and to carry on any trade or business whatsoever. The objects of the New Company are set out in full in clause 4 of the memorandum of association which is available for inspection at the address specified in paragraph 18 below.

4.2 Articles of Association

The articles of association of the New Company (in this paragraph 4, the "articles") were adopted on 22 January 2002 and contain (amongst others) provisions to the following effect.

Share Capital

The authorised share capital of the New Company is £10,080,050,000 divided into 3,200,000,000 ordinary shares of £2.45 each, 3,200,000,000 B Shares of £0.70 each and 50,000 non-voting redeemable preference shares of £1 each.

Share Rights

Subject to applicable statutes (in this paragraph 4 the "Companies Acts"), any resolution passed by the New Company under the Companies Acts and other shareholders' rights, shares may be issued with such rights and restrictions as the New Company may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as the board (as defined in the articles) may decide. Redeemable shares may be issued. Subject to the articles, the Companies Acts and other shareholders' rights, unissued shares are at the disposal of the board.

The redeemable preference shares carry a right to receive, out of profits of the New Company available for distribution and resolved to be distributed, a fixed non-cumulative preferential (that is, in priority to the other shares of the New Company in issue from time to time) dividend of two per cent per annum on the capital paid up thereon. On a return of capital on a liquidation or otherwise, the assets of the New Company available for distribution among the members will be applied first in repaying to the holders of the redeemable preference shares the amounts paid up on such shares. Save as aforesaid, the redeemable preference shares do not carry any other right to participate in profits or assets of the New Company. The holders of redeemable preference shares

Part 7
continued

are not entitled to receive notice of or to attend or vote at any general meeting of the New Company unless a resolution to wind up the New Company or abrogate the rights attaching to the said shares is proposed. The New Company may redeem the redeemable preference shares at any time at the discretion of the directors or at the request of the holders thereof. Upon any such redemption, the New Company shall pay to the holder the nominal amount paid up on such shares.

The rights attached to the B Shares are summarised in Part 6 of this document.

Voting Rights of New Ordinary Shares

Subject to any rights or restrictions attaching to any class of shares, every member present in person at a general meeting or class meeting has, upon a show of hands, one vote, and every member present in person or by proxy has, upon a poll, one vote for every share held by him. No member will be entitled to vote at any general meeting or class meeting in respect of any share held by him if any call or other sum then payable by him in respect of that share remains unpaid or if a member has been served with a restriction notice (as defined in the articles) after failure to provide the New Company with information concerning interests in those shares required to be provided under the Companies Acts.

Dividends and Other Distributions

Subject to the Companies Acts, the New Company may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the board. Subject to the Companies Acts, the board may pay interim dividends, and also any fixed rate dividend, whenever the financial position of the New Company, in the opinion of the board, justifies its payment. If the board acts in good faith, it is not liable to holders of shares with preferred or *pari passu* rights for losses arising from the payment of interim or fixed dividends on other shares.

The board may withhold payment of all or any part of any dividends or other moneys payable in respect of the New Company's shares from a person with a 0.25 per cent interest (as defined in the articles) if such a person has been served with a restriction notice (as defined in the articles) after failure to provide the New Company with information concerning interests in those shares required to be provided under the Companies Acts.

Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends will be apportioned and paid pro rata according to the amounts paid up on the share during any portion of the period in respect of which the dividend is paid. Except as set out above, dividends may be declared or paid in any currency.

Any dividend unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and revert to the New Company.

The New Company may stop sending cheques, warrants or similar financial instruments in payment of dividends by post in respect of any shares or may cease to employ any other means of payment, including payment through CREST, for dividends if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or that means of payment has failed or (ii) one payment remains uncashed or is returned undelivered or that means of payment has failed and reasonable inquiries have failed to establish any new address or account of the holder. The New Company may resume sending dividend cheques, warrants or similar financial instruments or employing that means of payment if the holder requests such resumption in writing.

On a liquidation, the liquidator may, with the sanction of a special resolution of the New Company and any other sanction required by the Companies Acts, divide among the members in kind all or part of the assets of the New Company (whether they consist of property of the same kind or not).

Variation of Rights

Subject to the Companies Acts, rights attached to any class of shares may be varied with the written consent of the holders of not less than three-quarters in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. At every such separate general meeting (except an adjourned meeting) the quorum is two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class.

Form and Transfer of Shares

(a) The New Ordinary Shares and B Shares are in registered form.

(b) Any New Ordinary Shares and B Shares may be held in uncertificated form and, subject to the articles, title to uncertificated shares may be transferred through CREST. Provisions of the articles do not apply to any uncertificated shares to the extent that such provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of shares through CREST.

(c) Subject to the articles, any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a partly-paid share) the transferee and the transferor is deemed to remain the holder until the transferee's name is entered in the register.

(d) The board may, in its absolute discretion and without giving any reason, decline to register any transfer of any share which is not a fully paid share. The board may also decline to register a transfer of a certificated share unless the instrument of transfer:

(i) is accompanied by the relevant share certificate and such other evidence of the right to transfer as the board may reasonably require;

(ii) is in respect of only one class of share; and

(iii) if to joint transferees, is in favour of not more than four such transferees.

The board may decline to register a transfer of an uncertificated share in the circumstances set out in the uncertificated Securities Regulations (as defined in the articles) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

The board may (subject to the requirements of the uncertificated Securities Regulations) decline to register a transfer of the New Company's shares by a person with a 0.25 per cent (or greater) interest if such a person has been served with a restriction notice after failure to provide the New Company with information concerning interests in those shares required to be provided under Section 212 of the Companies Acts, unless the transfer is shown to the board to be to an independent third party.

Alteration of Share Capital

The New Company may by ordinary resolution increase, consolidate, consolidate and then divide, or (subject to the Companies Acts) sub-divide its shares or any of them. The New Company may, subject to the Companies Acts, by special resolution reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

Directors

(a) Appointment of directors

Directors may be appointed by the New Company by ordinary resolution or by the board. A director appointed by the board holds office only until the next following annual general meeting of the New Company and is then eligible for election by shareholders but is not taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting.

(b) Age of directors

No person is disqualified from being a director or is required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age, nor is it necessary to give special notice of a resolution appointing or electing such a director.

(c) Retirement of directors

At every annual general meeting of the New Company, a minimum of one-third of the directors will retire by rotation. The directors to retire by rotation shall be those who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number so retiring is less than the minimum number of directors required to retire, additional directors up to that number shall also retire. The additional directors to retire shall be those who have been longest in office or, in the case of those who were appointed or re-appointed on the same day, will be (unless they otherwise agree) determined by lot.

(d) Removal of directors by special resolution

The New Company may by special resolution remove any director before the expiration of his period of office.

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(e) Remuneration of directors

Any director who is appointed to any executive office shall be entitled to receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, either in addition to or in lieu of his remuneration as a director. In addition, any director who performs services which in the opinion of the board or any committee authorised by the Board go beyond the ordinary duties of a director, may be paid such extra remuneration as the Board or any committee authorised by the Board may determine. Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the board, or committees of the board or of the New Company or any other meeting which as a director he is entitled to attend, and shall be paid all expenses properly and reasonably incurred by him in the conduct of the New Company's business or in the discharge of his duties as a director.

(f) Pensions and gratuities for directors

The board or any committee authorised by the board may exercise the powers of the New Company to provide benefits either by the payment of gratuities or pensions or by insurance or in any other manner for any director or former director or his relations, dependants or persons connected to him, but no benefits (except those provided for by the articles) may be granted to or in respect of a director or former director who has not been employed by or held an executive office or place of profit under the New Company or any of its subsidiary undertakings or their respective predecessors in business without the approval of an ordinary resolution of the New Company.

(g) Permitted interests of directors

Subject to the provisions of the Companies Acts, and provided he has declared the nature of his interest to the board as required by the Companies Acts, a director is not disqualified by his office from contracting with the New Company in any manner, nor is any contract in which he is interested liable to be avoided, and any director who is so interested is not liable to account to the New Company or the members for any benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

A director may hold any other office or place of profit with the New Company (except that of auditor) in conjunction with his office of director and may be paid such extra remuneration for so doing as the board may decide, either in addition to or in lieu of any remuneration provided for by other articles. A director may also be or become a director or other officer of, or otherwise interested in, any company promoted by the New Company or in which the Company may be interested and shall not be liable to account to the New Company or the members for any benefit received by him.

A director may act by himself or his firm in a professional capacity for the New Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services.

(h) Restrictions on voting

Except as mentioned below, no director may vote on, or be counted in a quorum in relation to, any resolution of the board in respect of any contract in which he is to his knowledge materially interested and, if he does so, his vote shall not be counted. These prohibitions do not apply to a director in relation to:

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him for the benefit of the New Company or any of its subsidiary undertakings;

(ii) the giving of any guarantee, indemnity or security to a third party in respect of a debt or obligation of the New Company or any of its subsidiary undertakings which he has himself guaranteed, indemnified or secured in whole or in part;

(iii) the subscription or purchase by him of shares, debentures or other securities of the New Company or of any of the subsidiary undertakings pursuant to any offer or invitation in which the director is or may be entitled to participate as a holder of securities;

(iv) the underwriting by him of any shares, debentures or other securities of the New Company or any of its subsidiary undertakings;

(v) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the New Company or by reason of any other interest in or through the New Company;

(vi) any contract concerning any other company (not being a company in which the director owns one per cent or more (as defined in the articles)) in which he is interested directly or indirectly;

(vii) any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme, or retirement, death or disability benefits scheme which relates to both the directors and employees of the New Company or any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to whom such scheme or fund relates;

(viii) any contract for the benefit of employees of the New Company or any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the relevant employees; and

(ix) any contract for the purchase or maintenance for any director of insurance against any liability.

Subject to the Companies Acts, the New Company may by ordinary resolution suspend or relax the above provisions to any extent or ratify any transaction not duly authorised by reason of a contravention of such provisions.

(i) Borrowing powers

Subject to the company's memorandum of association, the articles, the Companies Acts and any directions given by the New Company by special resolution, the business of the New Company will be managed by the board who may exercise all the powers of the New Company, whether relating to the management of the business of the New Company or not. In particular, the board may exercise all the powers of the New Company to borrow money and to mortgage or charge any of its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities and to give security for any debt, liability or obligation of the New Company or of any third party.

(j) Removal of directors by special resolution

The New Company may by special resolution remove any director before the expiration of his period of office.

(k) Members resident abroad

Any member whose registered address is not within the United Kingdom can give the New Company a postal address within the United Kingdom at which notices or documents may be served on or, delivered to, him. Alternatively, if the board agrees, such member can have notices or documents sent to him by electronic communications (as defined in the articles) to an address provided by such member. Otherwise, a member whose registered address is not within the United Kingdom is not entitled to receive any notice or document from the company.

5. Directors and the Company Secretary of Marks & Spencer Group

5.1 The business address of each of the Directors and Company Secretary is Michael House, Baker Street, London W1U 8EP. Their full names and functions within the New Group are as set out below.

5.2 Brief histories of the Directors and Company Secretary are as follows:

Luc Emile René Vandevelde – Chairman and Chief Executive, Age 51

Appointed in February 2000. Previously Chairman and CEO of Promodés, which he joined in 1995, initially as President and Chief Operating Officer and latterly as Chairman. During this time he built Promodés into an international retailer with operations across Europe, Asia and South America. Chairman of ECR Europe. Born in Belgium, he has spent most of his career working internationally, including 24 years with Kraft General Foods.

Roger Anthony Holmes – Director, Age 42

Appointed in January 2001. Managing Director UK Retail. He joined the Company from Kingfisher where he was Chief Executive of the Electrical Sector and a main board director. Previously he was Finance Director with B&Q in 1994 and, three years later, he transferred to Woolworths to become Managing Director. Prior to Kingfisher he spent seven years as a strategy consultant for McKinsey & Co., latterly as Principal, specialising in retail and consumer goods.

Alan James McWalter – Director, Age 48

Appointed in January 2000. Group Marketing. He joined the Company from Kingfisher where he was Marketing Director with Woolworths and previously Marketing and Development Director at Comet. Past Chairman of the Marketing Society. Non-Executive Chairman of Constantine Holdings Limited and a Council Member of the Incorporated Society of British Advertisers.

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David Donald Norgrove – Director, Age 54

Appointed in September 2000. Strategy and International. He joined the Company in 1988 and has been a divisional director of Europe; worldwide franchising; menswear and strategy before taking up his current executive role. His previous career includes Assistant Secretary with HM Treasury, The First National Bank of Chicago, and Private Secretary to Prime Minister Margaret Thatcher from 1985 until 1988.

Laurel Claire Powers-Freeling – Director, Age 44

Appointed in November 2001. Chief Executive of Marks & Spencer Financial Services. She was previously Managing Director at Lloyds TSB responsible for Wealth Management. She joined Lloyds TSB in 1994 as Group Finance Director for Lloyds Abbey Life and was subsequently Director of Finance and Retail Development within UK Retail Banking. After graduating from Columbia and Massachussetts Institute of Technology, she worked for McKinsey & Co. in the US and Europe and briefly at Morgan Stanley before joining Prudential plc where she was responsible for corporate strategy and planning, and the development of the personal financial planning business.

Alison Clare Reed – Finance Director, Age 45

Appointed in July 2001. A Chartered Accountant, she joined Marks & Spencer in 1984 from Touche Ross & Co and following a wide range of financial and commercial roles, was appointed Group Financial Controller in 1996 and UK Retail Finance Director in 1999. She is also a non-executive director of HSBC Bank plc, a position she has held since 1996.

Brian Ford Baldock CBE – Non-Executive Director, Age 67

Appointed in October 1996. Senior Independent Director. Non Executive Chairman from June 1999 to February 2000. Chairman of Sygen International plc. Non-executive Director of Cornhill Insurance plc. Chairman of Wellington Investments Limited. He became Chairman of Mencap in December 1998. Chairman of First Artist Corporation plc. He is past Chairman of The Lords Taverners, a fellow of the Royal Society of Arts, a companion of the British Institute of Management and a fellow of The Chartered Institute of Marketing.

Anthony (Tony) Frank Elliott Ball – Non-Executive Director, Age 46

Appointed in September 2000. Chief Executive BSkyB since June 1999. Previous roles as President and CEO of US Company Fox/Liberty Networks (1996 to 1999) and General Manager of BSkyB.

John (Jack) Michael Keenan – Non-Executive Director, Age 65

Appointed in September 2001. He was previously Deputy Chief Executive Officer, Guinness UDV and a board member of Diageo plc, until October 2001. He originally joined International Distillers & Vinters (IDV) as Chief Executive in March 1996 and was appointed to the Board of Grand Metropolitan plc. Prior to this he spent more than 30 years in marketing and general management positions with the General Foods Group and Kraft Foods International, subsidiaries of the Philip Morris Companies, rising to Chairman, Kraft Foods International. He is currently a non-executive director of The Body Shop International plc, Tomkins plc and General Mills Inc. He is also a patron of the advisory board of the Cambridge Centre for International Business and Management.

John Kevin Lomax – Non-Executive Director, Age 53

Appointed in September 2000. A founding member of Misys in 1979. He was Non-Executive Chairman of Misys from May 1980 until June 1985, since when he has been Executive Chairman, leading Misys through a period of significant growth. He has wide-ranging experience of the industrial sector including previous executive positions with Hanson and STC.

Dame Stella Rimington DCB – Non-Executive Director, Age 66

Appointed in January 1997. Her career with the Security Service spanned 27 years and she was the first woman Director General. Non-executive director of BG Group plc.

Graham John Oakley – Company Secretary, Age 45

Appointed in August 1997. He qualified as a Solicitor in 1982 and began his career with the Navy Army Air Force Institute (NAAFI). In 1985 he joined Marks & Spencer's Legal Department and was appointed Head of Legal in 1990. In addition, in 1997 he was appointed Company Secretary with responsibility for Internal Audit, Risk Assessment and Insurance. In September 2000 he assumed corporate responsibility for Human Resources reporting directly to the Chairman.

5.3 The details of those companies and partnerships outside the New Group of which the Directors are currently directors, or have been directors or partners at any time during the previous five years prior to the date of this document, are as follows:

Name of Director	Current directorships and partnerships	Previous directorships and partnerships
Luc Vandevelde	BGS ECR Europe	Promodés Global Commerce Initiative Carrefour SA
Roger Holmes	—	Kingfisher plc Woolworths plc
Alan McWalter	Constantine Holdings Limited Incorporated Society of British Advertisers	Woolworths plc
David Norgrove	Mencap Ltd The Community Channel The Hanover Foundation The Media Trust	Splendour.com Ltd
Laurel Powers-Freeling	—	Lloyds Abbey Life plc Lloyds TSB Private Bank Ltd Lloyds TSB Stockbrokers Ltd
Alison Reed	HSBC Bank plc	BBC Children in Need Ltd
Brian Baldock CBE	Cornhill Insurance plc First Artist Corporation p.l.c. Mencap Ltd. Sygen International Group p.l.c. Wellington Pub Company p.l.c.	Dalgety plc WMC Communications Ltd
Tony Ball	British Interactive Broadcasting Holdings Limited British Sky Broadcasting Group plc	—
Jack Keenan	Body Shop International PLC Tomkins plc General Mills, Inc. Grand Cru Consulting Ltd.	Cable & Wireless Communications plc Grand Metropolitan PLC Diageo PLC
Kevin Lomax	Hawling Development Company Limited Misys plc The Royal Opera House Foundation The Friends of Covent Garden Observatory Fitness Limited Observatory Management Limited	Royal Opera House Trust
Dame Stella Rimington DCB	BG Group plc Saint Felix School Town Close House Foundation Educational Trust Limited	GKR Associates Ltd Institute of Cancer Research Royal Air Force Museum Royal Marsden Hospital NHS Trust The Air League Whitehead Mann Group GKR Ltd

5.4 At the date of this document none of the Directors of Marks & Spencer Group:

(a) has any unspent convictions in relation to indictable offences;

(b) has been bankrupt or entered into an individual voluntary arrangement;

(c) was a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors;

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(d) has been a partner in a partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

(e) has had his assets the subject of any receivership or has been a partner of a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership; and

(f) has been subject to any public criticism by any statutory or regulatory authority (including any recognised professional body) nor has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of the company.

6. Directors' and other interests in Marks & Spencer Group

6.1 Assuming that no further Ordinary Shares have been purchased or issued after 28 January 2002, (the latest practicable date prior to the publication of this document), in accordance with the rights granted under the Marks & Spencer Share Option Schemes, the Directors will have the following beneficial interests in New Ordinary Shares and B Shares, on the Scheme becoming effective, by virtue of the effect of the Scheme on their holdings of Ordinary Shares.

Director	Number of Ordinary Shares	Number of New Ordinary Shares	Number of B Shares	Percentage of issued share capital of Marks & Spencer Group
Luc Vandevelde	808,080	654,160	808,080	0.028%
Roger Holmes	285,456	231,083	285,456	0.010%
Alan McWalter	12,000	9,714	12,000	0.000%
David Norgrove	19,849	16,068	19,849	0.001%
Laurel Powers-Freeling	3,261	2,639	3,261	0.000%
Alison Reed	94,280	76,321	94,280	0.003%
Brian Baldock	69,900	56,585	69,900	0.002%
Tony Ball	2,000	1,619	2,000	0.000%
Jack Keenan	2,000	1,619	2,000	0.000%
Kevin Lomax	20,000	16,190	20,000	0.001%
Dame Stella Rimington	3,448	2,791	3,448	0.000%

The interests of the Directors together represent approximately 0.046 per cent of the issued share capital of Marks & Spencer in existence as at 28 January 2002, the latest practicable date prior to the publication of this document.

6.2 In addition to their having an interest in 1,320,274 Ordinary Shares as detailed in paragraph 6.1 above, the Directors also have interests in Ordinary Shares as at the date referred to in paragraph 6.1 above as a result of their participation in the Marks & Spencer Share Option Schemes. These interests were as follows

Director	Scheme	Date of Grant	Number of Shares	Option Price (pence)	Normal Expiry Date
Luc Vandevelde	1997	Mar 2000	3,984,674	261	Mar 2010
	2000	Jun 2001	380,858	256	Jun 2011
Roger Holmes	2000	Dec 2000	871,794	195	Dec 2010
	2000	Jun 2001	249,022	256	Jun 2010
	2000	Dec 2001	182,142	350	Dec 2011
Alan McWalter	1997	Jan 2000	721,310	305	Jan 2010
	2000	Jun 2001	175,780	256	Jun 2011
David Norgrove	1984	Jun 1992	22,176	329	Jun 2002
	1984	Jun 1993	8,211	341	Jun 2003
	1984	Jun 1994	5,940	404	Jun 2004
	1984 & 1987	Jun 1995	18,922	414	Jun 2005
	1987	Jun 1996	14,568	458	Jun 2004
	1987	Jun 1997	8,900	527	Jun 2005
	1997	Jun 1998	136,192	557	Jun 2008
	1997	Jun 1999	19,905	358	Jun 2009
	2000	Sep 2000	223,254	215	Jun 2010
	2000	Jun 2001	161,132	256	Jun 2011
	2000	Dec 2001	117,856	350	Dec 2011
	SAYE	Jan 1995	3,633	322	Jun 2002
	SAYE	Jan 1996	2,363	330	Jun 2003
	SAYE	Jan 2000	2,606	223	Jun 2003
	SAYE	Jan 2001	2,483	156	Jun 2004
Laurel Powers-Freeling	2000	Dec 2001	365,713	350	Dec 2011
Alison Reed	1984	Jun 1993	2,639	341	Jun 2003
	1984	Jun 1994	19,430	404	Jun 2004
	1984 & 1987	Jun 1995	62,984	414	Jun 2005
	1987	Jun 1996	4,986	458	Jun 2004
	1987	Jun 1997	18,512	527	Jun 2005
	1997	Jun 1998	39,646	557	Jun 2008
	1997	Jun 1999	72,357	358	Jun 2009
	2000	Sep 2000	148,836	215	Jun 2010
	2000	Jun 2001	140,624	256	Jun 2011
	2000	Dec 2001	141,428	350	Dec 2011
	SAYE	Jan 2000	1,513	223	Jun 2005
	SAYE	Jan 2001	8,653	156	Jun 2006

6.3 The interests of the Directors in the share capital are set out in paragraph 6.1 above. Directors who are participants in the Marks & Spencer Share Schemes will be treated in the same manner as other participants in those schemes. On the Scheme becoming effective, the Directors may have interests in New Ordinary Shares arising pursuant to their interests in Ordinary Shares under the Marks & Spencer Share Option Schemes referred to above. The extent to which they do have interests in New Ordinary Shares will depend upon whether they exercise or exchange their options. Where possible the Directors intend to exchange their options under the Marks & Spencer Share Option Schemes for options over New Ordinary Shares. Where this is not possible, they will retain their options over Ordinary Shares.

6.4 In addition to the above, the Directors are also within the class of beneficiaries of the Marks & Spencer Qualifying Employee Share Trust (which provides shares under the Marks & Spencer 1987 and 1997 Savings Related Share Option Schemes) and, as such, are interested in all its Ordinary Shares which amount to 1,968,954 as at 28 January 2002 (the latest practicable date prior to publication of this document).

6.5 The above interests are based upon the interests of the Directors in Ordinary Shares which (a) have been notified by each Director to Marks & Spencer pursuant to section 324 or section 328 of the Companies Act before 28 January 2002 (the latest practicable date prior to the publication of this document), or (b) are required pursuant to section 325 of the Companies Act to be entered into the register of directors' interests maintained under that section, or (c) are interests of a connected person (within the meaning of section 346 of the Companies Act) of a Director which would, if the connected person were a director of Marks & Spencer, be required to be disclosed under such sections of the Companies Act, and the existence of which is known to or could with reasonable diligence be ascertained by that director.

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6.6 Save as set out above, no Director (nor any person connected with them) has any interests (beneficial or non-beneficial) in the share capital of Marks & Spencer Group. Save as set out above, no Director (nor any person connected with them) holds an interest in any other securities of the New Group.

6.7 Save as disclosed in paragraph 6.1, insofar as is known to Marks & Spencer Group on the Scheme becoming effective, assuming that no further Ordinary Shares have been purchased or issued after 28 January 2002 (the last practicable date prior to the publication of this document) the following persons will hold directly or indirectly, interests (as defined in Part 10 of the Act) representing three per cent or more of the issued New Ordinary Shares:

Name	Current holding of Ordinary Shares	Number of New Ordinary Shares	Number of B Shares	Per cent of issued ordinary share capital of Marks & Spencer Group
Brandes Investment Partners LP	197,024,133	159,495,726	197,024,133	6.9%
Legal & General	86,351,717	69,903,770	86,351,717	3.0%

6.8 Save as disclosed in paragraph 6.7 above, Marks & Spencer Group is not aware of any person who is, or will be, immediately following the Scheme directly or indirectly, interested in three per cent or more of the New Ordinary Shares.

6.9 Marks & Spencer Group is not aware of any person who, following implementation of the Scheme, directly or indirectly, acting jointly with others or acting alone, could exercise control over Marks & Spencer Group.

6.10 No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the New Group and which was effected by any member of the New Group during the current or immediately preceding financial year, or which was effected during an earlier financial year and remains in any respect outstanding or unperformed.

6.11 The impact of the Scheme on the Marks & Spencer Restricted Share Plans is detailed in paragraph 8 of this Part 7.

6.12 None of the Directors had a beneficial interest in any contract to which Marks & Spencer Group or its subsidiaries was a party during the financial year.

6.13 There are no outstanding loans or guarantees granted or provided by Marks & Spencer Group or any of its subsidiaries for the benefit of any Director.

7. Directors' service agreements

7.1 The remuneration (including salary and other benefits) payable under the Chairman's, Executive Directors', and Non-Executive Directors' service agreements are as follows:

		Year ended 31.3.01		Year ended 31.3.02
	Appointment Date	Salary £000s	Benefits[1] £000s	Estimated Salary[8] £000s
Chairman and Chief Executive				
Luc Vandevelde[2]	28 February 2000	650	184	650
Executive Directors				
Roger Holmes[3]	1 January 2001	124	672	425
Alan McWalter	1 January 2000	289	41	300
David Norgrove	18 September 2000	129	14	272
Laurel Powers-Freeling	6 November 2001	—	—	114
Alison Reed	11 July 2001	—	—	239
Non-Executive Directors				
Brian Baldock[4]	1 October 1996	81	—	34
Tony Ball	1 September 2000	20	—	34
Jack Keenan	1 September 2001	—	—	20
Kevin Lomax	1 September 2000	20	—	34
Dame Stella Rimington	1 January 1997	50	—	50
Retired Directors	**Retirement Date**			
Robert Colvill	31 December 2001	385	30	289
Sir Michael Perry	11 July 2001	34	—	11
Sir Ralph Robins	11 July 2001	34	—	11
Sir David Sieff	11 July 2001	34	5	11
Former Directors[5]		1,146	56	96
		2,996	1,002	2,590
Estimated benefits for Executive and Non-Executive Directors for the year ended 31 March 2002[6]				500
Aggregate remuneration[7]		**3,998**		**3,090**

Notes

1 Other than in notes 2 and 3 benefits relate mainly to the provisions of cars, fuel and travel. In addition, a payment is made to Alan McWalter, Roger Holmes and Laurel Powers-Freeling in respect of pension in the form of a supplement of 10 per cent of the difference between the pension earnings cap (£95,400 for the current tax year) and their base salary.

2 Benefits for Luc Vandevelde include a supplement of 16 per cent of base salary in lieu of membership of the Company Pension Scheme. In addition, under the terms of his service agreement the Company has agreed to provide accommodation on which he is assessed for tax.

3 Benefits for Roger Holmes to 31 March 2001 include compensation for the loss of future benefits and bonus from his previous employer in the form of 'restricted shares' at a cost of £554,000 and a payment of £100,000.

4 Brian Baldock relinquished the role of Non-Executive Chairman of Marks & Spencer on 28 February, 2000 and continued to assist the Chairman of Marks & Spencer in the transition period to the AGM in July 2000 after which his fee was reduced to £34,000 pa.

5 This comprises salary and benefits to 6 Executive and 1 Non-Executive Director who retired during the year to 31 March 2001 as detailed in the 2001 annual report. The disclosure for the current financial year relates to Robert Colvill's salary from 1 January 2002, as he remains an employee until 31 March 2002 to complete the restructuring announced in March 2001.

6 This includes the payment of £100,000 to Laurel Powers-Freeling as compensation for loss of benefits from previous employer.

7 No bonus was payable in the year to 31 March 2001. If financial targets set by the Remuneration Committee are met in this financial year the bonus award will be 50 per cent of salary. Should these targets be significantly exceeded, payments can be made up to a maximum of 100 per cent of salary. Laurel Powers-Freeling will not participate in the current year's bonus, receiving instead a guaranteed £100,000 bonus as compensation for loss of bonus from her previous employer. Separate arrangements apply this year to Luc Vandevelde, see paragraph 7.3 below.

8 Full year equivalent salaries for directors appointed during the year are as follows: Laurel Powers-Freeling £[illegible]0,000, Alison Reed £330,000 and Jack Keenan £34,000. David Norgrove received an increase in salary from £250,000 to £275,000 on 1 May 2001.

7.2 Executive Directors' Service Agreements

Each Executive Director is entitled to a company car for business and private use, 28 days annual holiday, reimbursement of business expenses and sick pay.

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Executive Directors may be invited to participate in the executive share option scheme to be operated by Marks & Spencer Group. If, on termination, the Director loses any of the rights or benefits under the rules of this scheme (or the predecessor schemes), they shall not be entitled to be compensated for that loss. These predecessor schemes, available to all senior management, have operated since 1977 when shareholder approval was first granted, with subsequent schemes in 1984, 1987, 1997 and 2000.

The 2002 scheme is an annual grant scheme, with a maximum annual award (except in limited circumstances) of 300 per cent of base salary. Performance criteria for the exercise of all options have been imposed for all options granted since 1996. Those for the 2002 scheme are (unless a contrary decision is made):

- earnings per share growth of at least inflation plus an average of 3 per cent per annum for 50 per cent of each grant, measured from a fixed base of 14.5p or the actual earnings per share for the financial year preceding the date of grant, if higher; and
- earnings per share growth of at least inflation plus an average of 4 per cent per annum for the remaining 50 per cent of each grant, measured from a fixed base of 16.5p or the actual earnings per share for the financial year preceding the date of grant, if higher.

In addition, the Executive Directors are entitled to participate in the senior bonus scheme. Bonus payments are based on measurable achievement of challenging financial and business targets, set in the annual operating plan approved by the board of the New Company (as it may be constituted from time to time), and extend to all levels of management. If targets are achieved the bonus award is 50 per cent of salary for Executive Directors. Should these targets be significantly exceeded, payments can be made up to a maximum of 100 per cent of salary. Bonus payments for other management levels operate on a variable scale, based on the level of influence and accountability the employee has on the New Company's performance. Potential awards range up to a maximum of up to 40 per cent for achieved targets and up to 80 per cent for significantly exceeding targets. Bonus payments do not form part of pensionable salary and are not eligible for profit sharing.

No bonus was earned by management under the scheme in the year to 31 March 2001 as the Company performance did not meet the required targets.

Each Executive Director's contract provides for the New Company to give them not less than twelve months' notice. Luc Vandevelde, Roger Holmes and Alan McWalter were initially appointed as directors of the Company with service contracts entitling them to two years' notice, reducing proportionately to one year during the first twelve months of their appointment. Luc Vandevelde's contract now entitles him to nine months' notice. Employment will terminate automatically on a director's 60th birthday.

Each Executive Director has a provision in their employment contract entitling them on termination to a sum equal to the basic salary and benefits which they would have been entitled to receive under their service contract during their notice period. If the director would have been entitled to a bonus payment, the New Company will at the date on which the bonus would otherwise have been paid make a payment to the director subject to the rules of the relevant scheme and to the achievement of the relevant targets. Any entitlement under any share option scheme shall be determined in accordance with the rules of the scheme. Any such payments shall be subject to such deductions as may be required by law.

The Executive Directors (except Luc Vandevelde) are members of the Marks & Spencer Pension Scheme, which enables members to achieve the maximum pension of two-thirds of their salary at normal retirement date after 30 years' service. In the case of earnings over £100,000 per annum, the pensionable salary is usually based on an average of the earnings over the last three years to retirement. For all members who joined the scheme prior to 1 January 1996 no actuarial reduction is applied to pensions payable from the age of 58. Directors who joined on or after 1 January 1996 are subject to an actuarial reduction in their pension if payment starts prior to their normal retirement date.

Luc Vandevelde is not a member of the pension scheme, but instead receives a salary supplement equal to 16 per cent of salary.

Roger Holmes, Alan McWalter and Laurel Powers-Freeling are subject to the pension 'earnings cap', so that the element of their salary on which pension is calculated is restricted. To compensate for this fact, they each receive a salary supplement equal to 10 per cent of the difference between their salary and the 'earnings cap'.

Roger Holmes and Alan McWalter have pension arrangements based on a uniform accrual of 2/3rds of the pension 'earnings cap' less the pension which they have accrued from membership of previous employer pension schemes.

Post-retirement increases for pensions earned from 6 April 1997 are awarded on a statutory basis. All pensions earned for service prior to 6 April 1997 are guaranteed to increase by the rise in inflation, up to a maximum of 3 per cent per annum.

7.3 Under the terms of Luc Vandevelde's service contract, on recruitment in February 2000, the Company set strategic and qualitative targets for the award of his first annual bonus in 2001 which were subsequently met. However, in advance of the Remuneration Committee of the board of the Company meeting to determine his bonus award, he informed the committee that he wished to:

- waive any entitlement to a bonus for the year to 31 March 2001. This included 100 per cent of 13 months' salary totalling £704,000 and an opportunity to enhance this, over time, by a further £112,000.
- reduce his notice period entitlement from 12 months to nine months.

The Remuneration Committee has agreed the following in relation to his bonus for the year to 31 March 2002:

- award bonus of 100 per cent of salary if financial targets set by the Remuneration Committee are met;
- add to this bonus potential a sum equal to half of last year's waived bonus (£352,000) if those same financial targets are met;
- issue shares to him in May 2002, equal to the value of the other half of the waived bonus (£352,000).

No other director has waived remuneration.

7.4 Non-Executive Directors' Service Agreements

The Non-Executive Directors have service agreements with Marks & Spencer Group for an initial three year term which is terminable on three months' notice.

The Chairman, together with the Executive Directors, determines the remuneration of Non-Executive Directors who do not participate in the Company's or the New Company's employee share or annual bonus schemes.

7.5 Save as disclosed in paragraph 7.3 above, there is no arrangement under which a Director has agreed to waive future Marks & Spencer or Marks & Spencer Group emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

7.6 Should a senior management bonus be payable for the financial year ending 31 March 2002 a pro rata payment will be made to certain former directors, who retired in the year ended 31 March 2001, in accordance with their contracted entitlements.

8. Employee Share Schemes

The Marks and Spencer Group p.l.c. 2002 Savings Related Share Option Scheme

This scheme will be administered by the Marks & Spencer Group Board. All UK resident employees of Marks & Spencer Group and participating subsidiaries (including directors who are required to work at least 25 hours a week) with at least five years' service will be eligible to participate. The Marks & Spencer Group Board has a discretion to allow other employees to participate and in practice all employees with one year's service will be eligible to join the scheme.

Invitations to apply for options to acquire shares may normally only be issued within six weeks following the announcement by Marks & Spencer Group of its results for any period. No invitations may be issued later than 17 July 2007. Options may only be granted to employees who enter into Inland Revenue approved savings contracts, under which monthly savings are made over a period of three or five years. The minimum monthly saving is £5 and the maximum monthly saving may not exceed the statutory maximum (currently £250 under all subsisting savings contracts). An option will be personal to the participant and will not be transferable.

The exercise price will not be less than 80 per cent of the middle-market quotation of a New Ordinary Share, as derived from the Daily Official List, on a dealing day within the period of 30 days (or 42 days if applications are scaled down)

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ending with the date of grant (or such other day or days as may be agreed with the Inland Revenue), provided that no such days may fall before the most recent announcement by Marks & Spencer Group of its results for any period.

In normal circumstances, an option will only be exercisable in the six months following the third, fifth or seventh anniversary of the start of the related savings contract, as selected by the participant at the time of grant. Special rules apply on termination of employment or in the event of a takeover, amalgamation, reconstruction or a voluntary winding-up of Marks & Spencer Group. In the event of a change of control, participants may surrender their options in return for substitute options over shares in the acquiring company. Whenever an option is exercised, it may only be exercised with the amount then repayable under the related savings contract.

Exercised options may be satisfied by the issue of new shares to the participant or by transferring to the participant shares acquired by an employee trust.

Shares allotted under the scheme will rank equally with other New Ordinary Shares for the time being in issue except for any rights attaching to shares by reference to a record date before the date of allotment. Application will be made to the UK Listing Authority for such shares to be admitted to the Official List.

In the event of any variation of share capital, the Marks & Spencer Group Board may make such adjustments as it considers appropriate to the number of shares subject to options and the price payable on their exercise.

Subject to exceptions, amendments to the main provisions of the scheme which are to the advantage of employees or participants may not be made without the prior approval of Marks & Spencer Group in general meeting.

The Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme

This scheme will be administered in most respects by the Remuneration Committee of the Marks & Spencer Group Board (the "Committee"). Participants, who will be selected by the Committee, will be limited to employees and full-time directors of Marks & Spencer Group and its subsidiaries (and certain joint venture companies in which Marks & Spencer Group has an interest) and who are not within two years of their contractual retirement age.

Options may normally only be granted within the six weeks following the announcement by Marks & Spencer Group of its results for any period or at other times to a new appointee. No payment will be required for the grant of an option. An option will be personal to the participant and will not be transferable. Options may not be granted later than 19 July 2005.

No option may be granted to an individual if, at the time it is granted, it would cause the aggregate market value of the shares which he or she may acquire pursuant to options granted in the same calendar year under the scheme to exceed 300 per cent of basic salary. Exceptionally, where it is considered necessary to facilitate the recruitment of a particular individual, that person may be granted an option over shares to the value of 400 per cent of basic salary on appointment.

The exercise price will not be less than the middle-market quotation of a New Ordinary Share, as derived from the Daily Official List, on the dealing day before the date of grant or some other day before the date of grant agreed with the Inland Revenue, but not prior to the most recent announcement by Marks & Spencer Group of its results for any period.

The Committee intends to set performance conditions on the exercise of each option grant. Initially for 50 per cent of each grant, earnings per share ("EPS") will be required to exceed inflation plus an average of 3 per cent per annum measured from an EPS base of 14.5 pence or the actual EPS for the financial year preceding the date of grant, if higher. For the remaining 50 per cent of each grant, the EPS must exceed inflation plus an average of 4 per cent per annum from an EPS base point of 16.5 pence, or the actual EPS for the financial year preceding the date of grant, if higher. If performance is not satisfied after three years, performance will be remeasured annually until the sixth anniversary of grant, but always from the same base point for each option. To the extent that the performance conditions have not been satisfied at this point in part or in full, the option will lapse.

Subject to satisfaction of the performance target, an option will normally be exercisable between three and 10 years of its date of grant. Special rules apply on termination of employment or in the event of a takeover, amalgamation, reconstruction or a voluntary winding-up of Marks & Spencer Group. In the event of a change of control, participants may surrender their options in return for substitute options over shares in the acquiring company.

Exercised options may be satisfied by the issue of new shares to the participant or by transferring to the participant shares acquired by an employee trust.

Shares allotted under the scheme will rank equally with other New Ordinary Shares for the time being in issue except for any rights attaching to shares by reference to a record date before the date of allotment. Application will be made to the UK Listing Authority for such shares to be admitted to the Official List.

In the event of any variation of share capital, or (except for Inland Revenue approved options) the payment of a capital or special dividend or of any other circumstances similarly affecting options, the Committee may make such adjustments as it considers appropriate to the number of shares subject to options and the price payable on their exercise.

Subject to exceptions, amendments to the main provisions of the scheme which are to the advantage of employees or participants may not be made without the prior approval of the Marks & Spencer Group in general meeting.

The Marks and Spencer Group p.l.c. 2002 All-Employee Share Ownership Plan

The plan will be constituted by a trust deed. The trustees will be either a subsidiary company within the New Group or a firm of professional trustees (the "Trustees"). Save to the extent required by the terms of the trust deed, the plan will be administered by the Marks & Spencer Group Board.

The Marks & Spencer Group Board will decide each year which (if any) of the following elements will be offered to employees, provided that the plan may not be operated later than 19 July 2010:

(i) "Free Shares" which may be allocated subject to a limit in any tax year of £3,000 or such higher limit as may be permitted by the relevant legislation. Free Shares may be allocated equally, or on the basis of salary, length of service or hours worked, or on the basis of the performance of Marks & Spencer Group, one or more business units and/or individual performance, within the limits specified by the relevant legislation.

(ii) "Partnership Shares" which an employee may purchase, through the Trustees, out of his or her pre-tax earnings. The market value of Partnership Shares which an employee can agree to purchase in any tax year under the current legislation may not exceed £1,500 (or 10 per cent of an employee's salary if lower).

(iii) "Matching Shares" which may be allocated to an employee following a purchase of Partnership Shares. Matching Shares are additional free shares. The maximum ratio of Matching Shares to Partnership Shares is 2:1, or such higher limit as may be permitted by the relevant legislation.

Participation in the plan must be offered to all UK tax-resident employees who have completed such period of employment (if any) as the Marks & Spencer Group Board may specify not exceeding, broadly, 18 months prior to shares being awarded. The Marks & Spencer Group Board may allow other employees to participate.

The Trustees may either subscribe for New Ordinary Shares or purchase New Ordinary Shares in the market. The money to buy shares will be provided either by the employee's employing company or, in the case of Partnership Shares, by the employee.

The Trustees will initially hold all Free Shares or Matching Shares allocated to employees and any Partnership Shares acquired on the employees' behalf. Employees can withdraw Partnership Shares from the Trust at any time. Free Shares and Matching Shares must normally be held by the Trustees for a minimum period after allocation of between three and five years.

Free Shares and Matching Shares may be awarded on terms that, if the employee ceases to be employed (other than in certain circumstances) within the New Group within three years of being allocated the shares (or such shorter period as may be specified), his or her rights to those shares will be forfeited. Similarly, Matching Shares may be awarded on terms that they will be forfeited if the corresponding Partnership Shares are withdrawn within a period of up to three years.

While shares are held by the Trustees, employees will be treated as the beneficial owners of the shares. Any dividends received in respect of shares held by the Trustees may, as the Marks & Spencer Group Board may decide, be used to acquire additional shares for employees or may be distributed to them.

Shares allotted under the Plan will rank equally with other New Ordinary Shares for the time being in issue except for any rights attaching to shares by reference to a record date before the date of allotment. Application will be made to the UK Listing Authority for such shares to be admitted to the Official List.

Subject to exceptions, amendments to the main provisions of the plan which are to the advantage of employees or participants may not be made without the prior approval of the Marks & Spencer Group in general meeting.

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The Marks and Spencer p.l.c. 1997 Delayed Profit Sharing Scheme (the "Delayed Scheme") and the Marks and Spencer p.l.c. 1997 Immediate Profit Sharing Scheme (the "Immediate Scheme")

The Delayed Scheme and the Immediate Scheme were approved by Marks & Spencer's shareholders in 1997. The schemes work in tandem, giving participants the opportunity to elect to receive ordinary shares either on a tax efficient but deferred basis through the Delayed Scheme or on an immediate basis without tax advantages through the Immediate Scheme.

The Delayed Scheme is approved by the Inland Revenue under the Income and Corporation Taxes Act 1988 as a profit sharing scheme. Due to a change in the legislation, approval of new profit sharing schemes is no longer possible and existing approved schemes cannot be operated after 31 December 2002. So as to have the flexibility to make one further appropriation of shares through the Delayed Scheme, the rules of the Delayed Scheme will be changed to allow it to operate using New Ordinary Shares. A corresponding amendment will be made to the Immediate Scheme. After 2002, benefits will be provided under the All-Employee Share Ownership Plan described above.

The following description explains how Marks & Spencer Group intends to operate the schemes in 2002 (if at all) after the Scheme becomes effective.

The Board may, at its discretion, allocate a proportion of profits to acquire New Ordinary Shares for qualifying employees who will be given the choice of receiving the shares through the Delayed Scheme or through the Immediate Scheme.

Under the Delayed Scheme, sums paid to the trustees of the Delayed Scheme (the "Trustees") by participating companies will be used to acquire New Ordinary Shares for allocation to the participating employees. The shares will be acquired as soon as practicable after the announcement of Marks & Spencer Group's results for the previous financial year. The shares will be registered in the Trustees' names and must normally be held by the Trustees for a minimum period of three years before being released to the participating employees. During the first two years, the shares can only be sold or released in special circumstances such as death or redundancy. Shares can be released or sold during the third year but are then subject to income tax. If a participating employee's entitlement to shares exceeds the statutory limit applicable under the Delayed Scheme, the balance will be received under the Immediate Scheme.

The Immediate Scheme does not qualify for Inland Revenue approval. Participating employees will, therefore, receive fewer New Ordinary Shares than under the Delayed Scheme because individual allocations are subject to deduction of income tax and are also subject to national insurance contributions. The net amount allocated to a participating employee will be applied in acquiring New Ordinary Shares on his behalf as soon as practicable after the announcement of Marks & Spencer Group's results for the previous financial year. Employees are free to dispose of the shares as soon as they receive them.

The amount which may be allocated to the schemes to acquire New Ordinary Shares may be calculated in a number of ways but it is currently intended that, as has been the practice in the past, the funds allocated to acquire shares for each participating employee will be in proportion to that employee's taxable remuneration from the New Group in the financial year of the New Group in respect of which the allocation is calculated.

UK or Isle of Man resident employees of Marks & Spencer and of its participating subsidiaries, including directors who are required to work at least 25 hours per week, who have completed at least five years' service at the day when shares are to be appropriated, will be eligible to participate in the schemes unless, prior to the date on which the shares are allocated, they leave the New Group for specific disciplinary reasons. The Board has a discretion to permit other employees to participate and in practice all employees with two years' service are eligible to join the scheme.

The maximum allocation that may be made to any qualifying employee under the Delayed Scheme is £3,000, or, if greater, 10 per cent of UK taxable earnings up to a maximum of £8,000. Any excess entitlement will be paid to the employee through the Immediate Scheme.

Shares may be acquired under the Delayed and Immediate Schemes by market purchase or by subscription. The subscription price of any shares subscribed for by the Trustees under the Delayed Scheme may not be less than the middle market quotation of a New Ordinary Share, as derived from the Daily Official List, on a dealing day, or the average of that price over a number of consecutive dealing days, within the period of 30 days ending with the date of appropriation. No part of the 30-day period may fall before the most recent announcement by Marks & Spencer Group of its results for any period.

The subscription price of any shares subscribed for under the Immediate Scheme may not be less than the middle market quotation of a New Ordinary Share, as derived from the Daily Official List, on the day of subscription.

Shares allotted under the schemes will rank equally with all other New Ordinary Shares for the time being in issue. However, they will not rank for dividends payable by reference to the previous financial year, nor will they rank for any other rights if the record date is prior to the date of allotment. Application will be made to the UK Listing Authority for shares issued under the schemes to be admitted to the Official List.

While shares remain held by the Trustees under the Delayed Scheme, the employee to whom they have been allocated is the beneficial owner of the shares and is entitled to receive all dividends and to participate in rights and capitalisation issues in the same way as other shareholders.

Shares acquired by an employee under the Immediate Scheme belong to that employee both legally and beneficially.

Subject to exceptions, amendments to the main provisions of the schemes which are to the advantage of employees or participants may not be made without the prior approval of the Company in general meeting.

The Marks and Spencer Group p.l.c. 2002 Profit Sharing Scheme (Ireland)

Save to the extent required to meet the legislative requirements applicable in the Republic of Ireland, this scheme is identical in all material respects to the Delayed Scheme. Unlike the Delayed Scheme, however, it may continue to operate until 30 July 2007.

The Marks and Spencer Group p.l.c. 2002 Restricted Share Plan

This plan will be administered by the Committee. Participants in the Restricted Plan will be selected by the Committee. Participants will be limited to employees of Marks & Spencer Group and its subsidiaries. Directors of Marks & Spencer Group will not be eligible to participate.

Under the plan, an eligible employee may receive an award of New Ordinary Shares (the "Restricted Shares") from the trustee (the "Trustee") of an employee trust. An award of shares consists of the transfer to the participant of the legal and beneficial interest in the New Ordinary Shares subject to certain restrictions, and the risk of forfeiture, applying over a period (the "Restricted Period") of three years from the date of the award.

New Ordinary Shares required for the purposes of making awards under the Restricted Plan will normally only be acquired in the market. In particular, the Trustee may not subscribe for any New Ordinary Shares for the purposes of making awards.

During the Restricted Period, the participant must:

(i) waive his entitlement to all dividends payable on the Restricted Shares other than any declared by the Committee to be a special dividend; and

(ii) not transfer, pledge or in any other manner alienate or dispose of his interest in the Restricted Shares or any value which he receives in respect of them except to the extent that he becomes liable to tax on the Restricted Shares before the end of the Restricted Period.

A participant's Restricted Shares will normally become free of restrictions at the end of the Restricted Period at which time Marks & Spencer Group will pay him an amount which, after deduction of tax and social security contributions, is equal to the net of tax dividends which he would have received on his Restricted Shares but for the waiver mentioned above. A participant's Restricted Shares will also vest immediately if he dies, and may do so if he leaves employment in limited compassionate circumstances. Restricted Shares may also be sold before the end of the Restricted Period if it becomes necessary for the participant to meet any income tax or social security liability before that time.

A participant will forfeit his Restricted Shares if:

(i) he is in breach of his obligations under the Restricted Plan; or

(ii) he ceases to be employed within the New Group before the end of the Restricted Period other than in limited compassionate circumstances.

If any person obtains control of Marks & Spencer Group as a result of making a general offer, the participant must (if the New Company so directs) convert any value which he receives in respect of his Restricted Shares into UK government securities (or such other investment as the Trustee, after consulting the Committee, may decide) and such securities will continue to be subject to the rules of the Restricted Plan during the remainder of the Restricted Period.

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The Committee may amend the rules of the plan as it thinks fit.

Limitations on the number of shares that may be issued under the Marks & Spencer Group Share Schemes

The employee share schemes of Marks & Spencer Group are subject to the following overall limits on the number of New Ordinary Shares which may be subscribed:

(i) in any ten-year period, not more than ten per cent of the issued ordinary share capital of Marks & Spencer Group for the time being may in aggregate be put under option under any share option scheme or subscribed under any other employees' share scheme adopted by Marks & Spencer Group;

(ii) in any ten-year period, not more than five per cent of the issued ordinary share capital of Marks & Spencer Group for the time being may in aggregate be put under option under any executive share option scheme adopted by Marks & Spencer Group;

(iii) in any one year, not more than one per cent of the issued ordinary share capital of Marks & Spencer Group for the time being may be issued to the trustees of the Profit Sharing Schemes; and

(iv) in any three year period shares may not be issued to the Trustees of the Profit Sharing Schemes so that the number of shares so issued, when added to shares issued in the same three year period (other than on the exercise of options) under employees' share schemes adopted by Marks & Spencer Group, and the number of shares put under option under any share option scheme in that three-year period, will exceed three per cent of the issued ordinary share capital of Marks & Spencer Group for the time being.

For the purposes of these limits:

(i) shares issued by Marks & Spencer and options granted over such shares under employees' share schemes established by Marks & Spencer will count against the above limits (subject to any necessary adjustment in the event of a variation of capital within Marks & Spencer); and

(ii) options which lapse in accordance with the rules of the relevant scheme cease to count and options to purchase shares (rather than to subscribe for shares) do not count.

Additional schemes

In addition to the above, the Marks & Spencer Group Board has authority to establish further schemes based on the Marks and Spencer Group p.l.c. 2002 Savings Related Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme and the Marks and Spencer Group p.l.c. 2002 All-Employee Share Ownership Plan, modified to take account of local tax, exchange control or securities laws in overseas jurisdictions provided that any shares made available under such further schemes are treated as counting against the limits on individual or overall participation in the scheme from which such further schemes derive.

Marks & Spencer Share Option Schemes

Options, which are not transferable, entitle the holders to acquire (by purchase or subscription) Ordinary Shares at a price which, in the case of the executive share option schemes, was equal to the market value of the shares at or about the time of grant and, in the case of the savings related share option schemes, was equal to 80 per cent of the market value of the shares at or about the time of grant.

If the Scheme is sanctioned, options will, if not already exercisable, become exercisable when the Scheme has been sanctioned by the Court provided that, in the case of the executive share option schemes, the relevant performance targets to which the options are subject (if any) have been met.

As an alternative to exercise, participants in the 1997 Savings Related Share Option Scheme and the 1997 and 2000 Share Option Schemes will be offered the opportunity to surrender their options over Ordinary Shares in exchange for options ("new options") over New Ordinary Shares on the basis of one New Ordinary Share for every Ordinary Share under option.

Where the existing options are subject to performance targets, the new options will be granted subject to corresponding performance targets relating to Marks & Spencer Group instead of Marks & Spencer. The terms of the new options, and the exercise price of each option, will be the same as the existing options.

On the exercise of options which are neither exchanged nor lapse following the Scheme, the Ordinary Shares allotted on exercise will be exchanged for New Ordinary Shares.

Shares allotted on the exercise of options under the schemes will rank equally with other New Ordinary Shares for the time being in issue except for any rights attaching to shares by reference to a record date before the date of allotment (or, in some cases, before a dividend is announced). Application will be made to the UK Listing Authority for such shares to be admitted to the Official List.

In the event or any variation of share capital, and in some cases of the payment of a special dividend or of any other circumstances similarly affecting options, the Marks & Spencer Group Board may make such adjustments as it considers appropriate to the number of shares subject to options and the price payable on their exercise.

Subject to exceptions, amendments to the main provisions of the Marks & Spencer Share Option Schemes which are to the advantage of employees or participants may not be made without the prior approval of the Company in general meeting.

As at 28 January 2002 (the latest practicable date prior to the publication of this document), a total of 131,213,232 Ordinary Shares were subject to options under these schemes at exercise prices of between 156 pence and 557 pence.

The Marks & Spencer Profit Sharing Schemes

Ordinary Shares held by the trustees of the Profit Sharing Schemes will be replaced by New Ordinary Shares and B Shares on the same basis as for other Marks & Spencer Shareholders when the Scheme becomes effective. The New Ordinary Shares and B Shares will be held in trust on behalf of participants on the same terms as the Ordinary Shares currently held under the Profit Sharing Schemes, as described above.

As at 28 January 2002 (the latest practicable date prior to the publication of this document), a total of 9,406,810 Ordinary Shares were held by the trustees under these schemes.

The Marks & Spencer Restricted Share Plans

Ordinary Shares held by participants in the Marks & Spencer Restricted Share Plans will be replaced by New Ordinary Shares and B Shares on the same basis as for other Marks & Spencer Shareholders when the Scheme becomes effective. Participants (other than Luc Vandevelde who was liable to income tax when the shares were awarded to him) will, as a result of the Scheme, incur an income tax liability. There is no mechanism in the tax legislation for deferring this tax liability until the replacement B Shares and New Ordinary Shares cease to be subject to forfeiture in accordance with the rules of the plans. The Remuneration Committee does not consider that it is fair and reasonable for these participants to incur an income tax liability on a benefit which they may never receive. Accordingly, the Remuneration Committee has decided that, upon the Scheme becoming effective, the restrictions applicable to the B Shares and the New Ordinary Shares will cease to apply except in respect of Luc Vandevelde. As a condition of lifting the restrictions, however, the participants will be required to enter into an agreement with the Company that, in the event that they cease to be employed in circumstances where, but for the Scheme, their shares would have been forfeited, they must pay the Company an amount equal to the market value of the shares on the date of release (less the tax payable on release). Directors affected by this will be Roger Holmes and Alison Reed who will incur tax liabilities on 282,326 and 80,000 restricted shares respectively.

As at 28 January 2002 (the latest practicable date prior to the publication of this document), a total of 1,524,775 Ordinary Shares were subject to outstanding awards under this plan.

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9. Subsidiaries and associated undertakings

Following implementation of the Scheme, Marks & Spencer Group will directly own 100 per cent of the issued share capital of Marks & Spencer. Accordingly, following implementation of the Scheme, Marks & Spencer Group will be the holding company of the New Group. The following table shows what will be the principal subsidiary and associated undertakings of New Group, being those which New Group considers to be likely to have a significant effect on the assessment of the assets and liabilities, the financial position and/or the profits and losses of the New Group, and the New Group's percentage interest in those companies.

Name	Registered Office	Principal activity	Country of incorporation and operation	Proportion of voting rights and shares held by: Marks & Spencer Group	A subsidiary
Marks and Spencer p.l.c.	London, Great Britain	Retailing	Great Britain	100%	–
Marks & Spencer International Holdings Limited	London, Great Britain	Holding Company	Great Britain	–	100%
Marks & Spencer (Nederland) BV	Amsterdam, Netherlands	Holding Company	The Netherlands	–	100%
Marks & Spencer Finance Inc	Wilmington, Delaware, US	Holding Company	United States	–	100%
Marks & Spencer Ventures Limited	London, Great Britain	Holding Company	Great Britain	–	100%
SA Marks & Spencer (Belgium) NV	Brussels, Belgium	Retailing	Belgium	–	100%
Marks & Spencer (Portugal) Lda	Lisbon, Portugal	Retailing	Portugal	–	100%
Marks & Spencer Stores BV	Amsterdam, Netherlands	Retailing	The Netherlands	–	100%
Marks & Spencer (Deutschland) GmbH	Cologne, Germany	Retailing	Germany	–	100%
Marks & Spencer (Ireland) Limited	Dublin, Ireland	Retailing	Republic of Ireland	–	100%
Kings Super Markets Inc	West Caldwell, New Jersey, US	Retailing	United States	–	100%
Marks & Spencer (Asia Pacific) Limited	Kowloon, Hong Kong	Retailing	Hong Kong	–	100%
M&S Card Services Limited	London, Great Britain	Credit Card Handling	Great Britain	–	100%
Marks & Spencer Retail Financial Services Holdings Limited	London, Great Britain	Holding Company	Great Britain	–	100%
Marks & Spencer Financial Services Limited	London, Great Britain	Financial Services	Great Britain	–	100%
Marks & Spencer Unit Trust Management Limited	London, Great Britain	Financial Services	Great Britain	–	100%
Marks & Spencer Savings and Investments Limited	London, Great Britain	Financial Services	Great Britain	–	100%
Marks & Spencer Life Assurance Limited	London, Great Britain	Financial Services	Great Britain	–	100%
MS Insurance Limited	St Sampson's, Guernsey	Financial Services	Guernsey	–	100%
St Michael Finance p.l.c.	London, Great Britain	Finance	Great Britain	–	100%
Marks & Spencer Finance p.l.c.	London, Great Britain	Finance	Great Britain	–	100%
Marks & Spencer Property Holdings Limited	London, Great Britain	Property Investment	Great Britain	–	100%
The Zip Project Limited	London, Great Britain	Childrenswear Design & Procurement	Great Britain	–	75%

10. Significant changes

Save as disclosed in paragraph 6 'Current trading and prospects' in Part 1 of this document, there has been no significant change in the financial or trading position of Marks & Spencer since 29 September 2001, being the date to which Marks & Spencer prepared its last interim statements.

Since its incorporation, Marks & Spencer Group has not traded, nor has there been any significant change in its financial or trading positions, save as disclosed in note 2 on page 17 of Part 3 of this document.

11. Principal Establishments

Marks & Spencer Group's principal establishments which are occupied by the Company and/or its subsidiaries are:

Address	Current use	Details of establishment	Approximate area (sq.ft)
Michael House Baker Street London W1U 8EP	Head Office	Long leasehold, expiring September 2104, for which a peppercorn rent is paid	43,000
Chester Business Park Chester CH99 9ZW	Marks & Spencer Financial Services	Freehold	186,000

12. Litigation

No member of the New Group is or has been involved in any legal or arbitration proceedings nor, so far as the Directors are aware; are any such proceedings pending or threatened by or against any member of the New Group which may have, or have had during the 12 months preceding the date of this document, a significant effect on the New Group's financial position.

13. Material contracts

The contracts described below, not being contracts entered into in the ordinary course of business, are the only contracts which either (a) have been entered into by Marks & Spencer Group or members of the New Group within the two years immediately preceding the date of this document and are or may be material to Marks & Spencer Group or the New Group; or (b) (regardless of when entered into) contain obligations or entitlements which are material to the New Group:

(a) On 25 September 2001 the Company, Marks & Spencer Finance p.l.c. and St Michael Finance p.l.c. renewed a Euro Medium Term Note Programme under which each of the companies is an issuer. Notes issued by Marks & Spencer Finance p.l.c. and St Michael Finance p.l.c. are guaranteed by the Company. The aggregate nominal amount of notes outstanding must not at any time exceed £3,000,000,000. Notes issued under the programme must not be less than one month or more than 30 years from their date of issue and, subject to compliance with relevant laws, regulations and directives, may be issued in any currency agreed between the relevant issuer, the programmme's dealers and (in the case of notes issued by Marks & Spencer Finance p.l.c. and St Michael Finance p.l.c.) the Company. Marks & Spencer notes are, or when issued, will be listed on the London Stock Exchange. The notes are constituted by a trust deed between the companies and The Law Debenture Trust Corporation p.l.c. dated 1 July 1996 (as amended and restated at 25 September 2001). The programme's dealers are appointed pursuant to a distribution agreement dated 1 July 1996 (as amended and restated at 25 September 2001) and the administration of certain aspects of the programme is provided for in an agency agreement dated 1 July, 1996 (as amended and restated at 25 September 2001).

(b) On 1 March 2001 St Michael Finance p.l.c. entered into a Global Commercial Paper Programme. Notes issued by St Michael Finance p.l.c. under the programme are guaranteed by Marks & Spencer. The aggregate nominal amount of notes outstanding must not at any time exceed £1,000,000,000. The term of notes issued under the programme must not be less than one day or more than 364 days from their date of issue and, subject to compliance with relevant laws, regulations and directives, may be issued in any freely transferable currency which is freely convertible into sterling, other than notes sold in the United States which must be in US dollars only. Notes for sale outside the United States are issued pursuant to an Agency Agreement dated 1 March 2001 and notes for sale in the United States are issued pursuant to an Issuing and Paying Agency Agreement dated 1 March 2001. Marks & Spencer's guarantee is provided for in a deed of guarantee dated 1 March 2001 (for notes sold outside the United States) and a guarantee dated 1 March 2001 (for notes sold in the United States). In the event that any notes sold outside the United States and which are not in definitive form become void, persons with rights thereunder will acquire, pursuant to a Deed of Covenant made by Marks & Spencer on 1 March 2001, the same rights against Marks & Spencer as attached to definitive notes issued under the programme. The programme's dealers are appointed pursuant to a dealer agreement dated 1 March 2001.

(c) On 20 June 2001 Marks & Spencer entered into an agreement pursuant to which it sold 78 freehold and long-leasehold properties to Diamond Property Holdings Limited, a member of the Group. Marks & Spencer agreed to lease back each of those properties until March 2027. On 31 October 2001 Diamond Holdings Limited and

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Marks & Spencer International Holdings Limited (both members of the Group) agreed to sell the shares in Diamond Property Holdings Limited to New Liberty Limited.

The aggregate consideration for the sale of the 78 properties and the sale of the shares in Diamond Property Holdings Limited was £348,000,000. Marks & Spencer's total annual rent under the leases is approximately £24.6 million (subject to annual increases of 1.95 per cent).

Marks & Spencer has the right to renew each of the leases for up to a further 40 years at an open market rent. Marks & Spencer may terminate leases accounting for up to 34 per cent of the annual rent roll on a phased basis between March 2006 and March 2013 without penalty.

(d) On 3 December 2001 Marks & Spencer announced a securitisation of rental income from a portfolio of its properties. Marks & Spencer subsequently transferred or agreed to transfer a portfolio of 45 retail premises to Amethyst Leasing (Properties) Limited ("Amethyst Leasing") (a Group company) pursuant to agreed form transfers, an Agreement for Sale and Leaseback and Conditional Sale and Leaseback Agreements. The gross consideration for the transfer was £350,475,000. Amethyst Leasing funded the acquisition of the properties through a £331 million loan provided by Amethyst Finance p.l.c. (a non Group company) and (in respect of the balance) from funds ("Subordinated Loans") provided by Marks & Spencer pursuant to a Subordinated Loan Agreement. The funds advanced by Amethyst Finance p.l.c. were raised through a £331 million bond issue and will be repaid by Amethyst Leasing from the rental income it receives from Marks & Spencer in respect of the transferred properties (described below) and also from a refinancing of the portfolio at maturity of a loan Amethyst Finance p.l.c. Amethyst Leasing has entered into a Liquidity Facility Agreement with Lloyds TSB Bank plc under which the bank will make up shortfalls in such rental income.

Amethyst Finance p.l.c. has an option to sell to Marks & Spencer on the maturity of the loan from Amethyst Finance p.l.c. to Amethyst leasing, all of its rights and interest in the loan agreement between Amethyst Finance p.l.c. and Amethyst Leasing. The consideration for such sale will be the lesser of the amount outstanding under the loan or the value of the properties providing security for that loan at that time.

Marks & Spencer has agreed to lease-back each of the properties transferred to Amethyst Leasing pursuant to an agreed form lease for a 25 year term, with rental increases of 0.5 per cent per annum. The initial total annual rent payments will amount to approximately £23.5 million. An additional 14 retail premises have been selected which, subject to satisfying certain criteria, may be substituted for properties currently involved in the transaction.

Marks & Spencer and Amethyst Leasing have granted security over certain of their interests in the transferred properties and Amethyst Leasing (Holdings) Limited (the intermediate holding company of Amethyst Leasing) has granted security over the shares in Amethyst Leasing, in each case in favour of Law Debenture Trustee Limited (holding on trust for itself, Amethyst Finance p.l.c. and certain others) to secure the obligations of Amethyst Leasing under the Intercompany Loan Agreement. Marks & Spencer, Amethyst Leasing and Amethyst Leasing (Holdings) Limited have also entered into a Deed of Covenant in which they make certain representations and covenants in relation to tax matters (including secondary tax liabilities) for the benefit of Law Debenture Trustees Limited. Marks & Spencer has granted security over its interest in the Subordinated Loan in favour of Law Debenture Trustees Limited (holding for itself and Amethyst Leasing) to secure certain obligations of Marks & Spencer under the Deed of Convenant.

Marks & Spencer Group has not (a) entered into any contract within the two years immediately preceding the date of this document which is or may be material to Marks & Spencer Group; or (b) (regardless of when entered into) entered into any contract which contains obligations or entitlements which are material to Marks & Spencer Group or the Group.

14. Information on the CREST settlement system

CREST, the computerised paperless system for settlement of sales and purchases of shares in the London securities markets, commenced operations in July 1996.

The CREST Regulations provide for the transfer of shares in the UK without stock transfer forms, and the evidencing of title to shares without share certificates, through a computer-based system and procedures, defined in the Uncertificated Securities Regulations as a "relevant system". CREST is the first "relevant system" and is operated by CRESTCo.

The Marks & Spencer Group Articles contain specific provisions to enable the New Ordinary Shares and B Shares to be dematerialised into a relevant system, including CREST. A copy of the Marks & Spencer Group Articles is available for inspection as described in paragraph 18 below.

The Board of Marks & Spencer Group has resolved to enable any or all of the New Ordinary Shares and B Shares to join CREST and, accordingly, shareholders will be able to hold eligible shares in electronic form in an account on the CREST system or to continue to hold them in the physical form of certificates. Each shareholder will be able to choose whether or not to convert his eligible shares into uncertificated form and the Registrars will continue to register written instructions of transfer and issue share certificates in respect of New Ordinary Shares and B Shares held in certificated form.

It is currently anticipated that the New Ordinary Shares and the B Shares will be eligible to join CREST with effect immediately upon admission to trading on the London Stock Exchange.

15. Working Capital

Marks & Spencer Group is of the opinion that, following the Proposals becoming effective, the New Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of publication of this document.

16. Consents

16.1 Cazenove has given and not withdrawn its written consent to the issue of this document and the references to its name in the form and context in which it is included.

16.2 PricewaterhouseCoopers has given and not withdrawn its written consent to the inclusion in this document of their letter and report and the references thereto, and to their name in the form and context in which they appear and have authorised the contents of their letter and report for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

17. Miscellaneous

(a) The total costs and expenses of, or incidental to, the Proposals are estimated to be approximately £9.3 million (exclusive of VAT).

(b) The auditors of Marks & Spencer Group are PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, whose address is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers, have audited the consolidated financial statements of Marks & Spencer for the three years ended 31 March 2001.

(c) PricewaterhouseCoopers has audited the non-statutory accounts of Marks & Spencer Group for the period from incorporation, 23 July 2001 to 23 January 2002. No other accounts of Marks & Spencer Group have been prepared or audited.

(d) Directors and employees of Cazenove, the financial adviser to Marks & Spencer Group, who have been advising the Company hold, in aggregate, an interest in 1,675 Ordinary Shares of Marks & Spencer.

(e) The New Ordinary Shares and B Shares are not being marketed to, nor are any available for purchase in whole or in part by, the public in the United Kingdom or elsewhere in connection with the Admission to the Official List. No application is being made for the New Ordinary Shares and B Shares to be listed in France, the Netherlands or Belgium.

(f) The financial information set out in this document does not constitute statutory accounts within the meaning of section 240(5) of the Act. Statutory accounts for Marks & Spencer for each of the three years ended 31 March 1999, 2000 and 2001 have been delivered to the Registrar of Companies in England and Wales. The auditors of Marks & Spencer have made reports under section 235 of the Act in respect of these statutory accounts and each such report was an unqualified report and did not contain a statement under section 237(2) or (3) of the Act.

18. Documents available for inspection

Copies of the following documents may be inspected at the offices of Slaughter and May, 35 Basinghall Street, London EC2V 5BB, during usual business hours on any weekday (Saturdays, Sunday and public holidays excepted), until the Scheme is completed or lapses and will also be available for inspection at the Court Meeting and the EGM:

(a) the memorandum and articles of association of Marks & Spencer in their current form;

(b) the memorandum and articles of association of Marks and Spencer Group p.l.c.;

Part 7

continued

(c) the audited consolidated accounts of Marks & Spencer for the financial periods ended 31 March 2001, 31 March 2000 and 31 March 1999;

(d) the interim accounts of Marks & Spencer for the six months ended 30 September 2001;

(e) the letter of PricewaterhouseCoopers set out in section 1 of Part 3;

(f) copies of the Directors' service contracts and letters of appointment referred to in paragraph 7 of this Part 7;

(g) the rules of the Marks & Spencer Share Schemes and the rules of the Marks & Spencer Group Share Schemes referred to in paragraph 8 of this Part 7;

(h) the written consents of Cazenove & Co. Ltd and PricewaterhouseCoopers referred to in paragraph 16 of this Part 7;

(i) the material contracts referred to in paragraph 13 of this Part 7;

(j) the Circular; and

(k) this document.

Definitions

The following definitions shall apply to other words and phrases used in this document except where the context requires otherwise:

"Accountants' Report"	the report prepared by PricewaterhouseCoopers in relation to Marks & Spencer Group;
"Admission", "Introduction" or "Listing"	admission of the New Ordinary Shares and B Shares to (i) the Official List and (ii) trading on the London Stock Exchange's markets for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards;
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated July 2001 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities;
"ADR"	an American depositary receipt;
"ADS"	an American depositary share;
"ADS Depositary"	JPMorgan Chase Bank in its capacity as (i) the Marks & Spencer ADS Depositary under the Marks & Spencer ADS Deposit Agreement and (ii) the Marks & Spencer Group ADS Depositary under the Marks & Spencer Group ADS Deposit Agreement;
"B Share Capital"	the aggregate of the issued B Shares of the Marks & Spencer Group;
"B Share Choices"	the alternatives available to holders of B Shares being the Immediate 70 pence Redemption or the Deferred 70 pence Redemption;
"B Shares"	the B Shares of 70 pence each in the capital of the Marks & Spencer Group, carrying the rights and restrictions summarised in Part 6;
"Board" or "Directors"	the directors of Marks & Spencer Group, whose names are set out on page 5 of this document;
"Business Day"	a day (excluding Saturday or Sunday or public holidays in England and Wales) on which banks generally are open for business in the City of London for the transaction of normal banking business;
"Cazenove"	Cazenove & Co. Ltd;
"certificated" or "in certificated form"	recorded on the relevant register as being held in certificated form and title to which may be transferred by means of a stock transfer form;
"Circular"	the circular sent to Marks & Spencer Shareholders dated 29 January 2002 which contains details of the Proposals;
"Companies Act"	the Companies Act 1985, as amended;
"Continuing Dividend"	the non-cumulative dividend, payable semi annually in arrears set at 75 per cent, of 6 months' LIBOR payable on the nominal amount of 70 pence per B Share, as more fully described in Part 6;
"Court"	the High Court of Justice in England and Wales;
"Court Hearing"	the hearing of the petition to sanction the Scheme; or the hearing of the petition to confirm the Marks & Spencer Group Reduction of Capital as the context requires;
"Court Meeting"	the meeting of Marks & Spencer Shareholders convened by order of the Court for 28 February 2002 and any adjournment of that meeting;

Definitions

continued

"CREST"	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations;
"CREST Shareholders"	Shareholders holding in uncertificated form in CREST;
"CRESTCo"	CRESTCo Limited, the operator of CREST;
"Daily Official List"	the Stock Exchange Daily Official List published by the London Stock Exchange;
"Deferred 70 pence Redemption"	the choice of Shareholders to keep their B Shares subject to the right to have their B Shares redeemed at a future date by Marks & Spencer Group at 70 pence per B Share, as more fully described in Part 6;
"EGM"	the Extraordinary General Meeting of Marks & Spencer;
"Form of Election"	the form which enables Shareholders to choose one of the B Share Choices;
"Form of Proxy"	the BLUE Form of Proxy for use at the Court Meeting or the GREEN Form of Proxy for use at the EGM;
"Group"	Marks & Spencer and its subsidiary undertakings, before the Scheme Effective Date;
"Holder"	a registered holder and includes any person(s) entitled by transmission;
"Immediate 70 pence Redemption"	the choice of Shareholders to have their B Shares redeemed immediately by Marks & Spencer Group at 70 pence per B Share, as more fully described in Part 6;
"ISAs"	individual savings accounts;
"LIBOR"	the London inter-bank offered rate, being the rate at which lending banks in the London market offer to take sterling deposits from one another, to be determined on the basis set out in Part 6 of this document;
"Listing Rules"	the rules and regulations made by the UK Listing Authority pursuant to section 74 of the Financial Services and Markets Act 2000 as amended from time to time;
"London Stock Exchange"	the London Stock Exchange plc or any recognised investment exchange for the purposes of the Financial Services and Markets Act 2000 which may take over the function of the London Stock Exchange plc;
"Marks & Spencer" or the "Company"	Marks and Spencer p.l.c., incorporated and registered in England and Wales under the Companies Act with registered number 214436;
"Marks & Spencer ADR"	an ADR evidencing Marks & Spencer ADSs;
"Marks & Spencer ADS"	an ADS, each representing 6 Ordinary Shares, issued by the ADS Depositary in accordance with the Marks & Spencer ADS Deposit Agreement;
"Marks & Spencer ADS Deposit Agreement"	the deposit agreement dated 25 March 1988, as amended, between Marks & Spencer, the ADS Depositary and holders from time to time of Marks & Spencer ADSs issued under it;
"Marks & Spencer Articles"	the current articles of association of Marks & Spencer;
"Marks & Spencer Group" or the "New Company"	Marks and Spencer Group p.l.c., the parent company of the New Group following the Scheme becoming effective;
"Marks & Spencer Group ADR"	an ADR evidencing Marks & Spencer Group ADSs;

"Marks & Spencer Group ADS"	an ADS, each representing 6 New Ordinary Shares, issued by the ADS Depositary in accordance with the provision of the Marks & Spencer Group Deposit Agreement;
"Marks & Spencer Group Articles"	the new articles of association of Marks & Spencer Group;
"Marks & Spencer Group Deposit Agreement"	the deposit agreement expected to be dated as of the Scheme Effective Date between Marks & Spencer Group, the ADS Depositary and holders from time to time of Marks & Spencer Group ADSs issued under the deposit agreement;
"Marks & Spencer Group Reduction of Capital"	the proposed reduction of capital of Marks & Spencer Group under section 135 of the Companies Act;
"Marks & Spencer Group Share Schemes"	the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Savings Related Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 All-Employee Share Scheme Ownership Plan, the Marks and Spencer Group p.l.c. 2002 Profit Sharing Scheme (Ireland), the Marks and Spencer Group p.l.c. 2002 Restricted Share Plan, the Marks and Spencer p.l.c. 1997 Delayed Profit Sharing Scheme and the Marks and Spencer p.l.c. 1997 Immediate Profit Sharing Scheme, particulars of which are set out in paragraph 8 of Part 7 of this document;
"Marks & Spencer Group Shareholder(s)"	holder(s) of either New Ordinary Shares and/or B Shares as appropriate;
"Marks & Spencer Profit Sharing Schemes"	the Marks and Spencer p.l.c. 1997 Delayed Profit Sharing Scheme and the Marks and Spencer p.l.c. Profit Sharing Scheme (Ireland);
"Marks & Spencer Restricted Share Plans"	the Marks & Spencer Restricted Share Plan for Employees who are not Directors and the Marks & Spencer Restricted Share Plan for Luc Vandevelde;
"Marks & Spencer Share Option Schemes"	the Marks and Spencer p.l.c. 1984 Share Option Scheme, the Marks and Spencer p.l.c. 1987 Share Option Scheme, the Marks and Spencer p.l.c. 1987 Savings Related Share Option Scheme, the Marks and Spencer p.l.c. 1997 Executive Share Option Scheme, the Marks and Spencer p.l.c. 1997 Savings Related Share Option Scheme and the Marks and Spencer p.l.c. 2000 Executive Share Option Scheme;
"Marks & Spencer Share Schemes"	the Marks & Spencer Profit Sharing Schemes, the Marks & Spencer Share Option Schemes, the Marks & Spencer Restricted Share Plans and the Marks and Spencer p.l.c. 1997 Immediate Profit Sharing Scheme;
"Marks & Spencer Shareholder"	a holder of Ordinary Shares;
"New Group"	Marks & Spencer Group and its subsidiary undertakings on and after the Scheme Effective Date;
"New Ordinary Share Capital"	the aggregate of the issued New Ordinary Shares of Marks & Spencer Group;
"New Ordinary Shares"	means: (i) prior to the Marks & Spencer Group Reduction of Capital, the ordinary shares of 245 pence each in Marks & Spencer Group to be allotted and issued pursuant to the Scheme; (ii) following the Marks & Spencer Group Reduction of Capital, the ordinary shares in Marks & Spencer Group of 25 pence each;
"Official List"	the Official List of the UK Listing Authority;
"Option holders"	holders of options to acquire ordinary shares under the Marks & Spencer Share Option Schemes;

Definitions

continued

"Order Date"	the date on which the order of the Court sanctioning the Scheme is made;
"Ordinary Shares"	ordinary shares with a nominal value of 25 pence each in the share capital of Marks & Spencer;
"Overseas Shareholders"	shareholders resident in, or citizens of, jurisdictions outside the UK;
"PEPs"	personal equity plans;
"Proposals"	the proposed Return of £2 billion to be achieved via the Scheme and the Marks & Spencer Group Reduction of Capital;
"Registrars"	Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA;
"Regulations"	the uncertificated Securities Regulations 1995 (SI 1995 No. 95/3272);
"Return of £2 billion"	the proposed return of approximately £2 billion to shareholders, subject to shareholder and Court approval;
"Scheme" or "Scheme of Arrangement"	the scheme of arrangement under section 425 of the Companies Act between Marks & Spencer and holders of Ordinary Shares including any modification, addition or condition approved or imposed by the Court, a summary of which is set out in Part 5 of this document and full details of which are set out in the Circular dated 29 January 2002;
"Scheme Effective Date"	the date on which the Scheme becomes effective in accordance with its terms;
"Scheme Record Time"	5.00 p.m. on the business day immediately preceding the Scheme Effective Date;
"SEC"	the US Securities and Exchange Commission;
"Securities Act"	the US Securities Act of 1933, as amended;
"Shareholder Helpline"	the helpline set up to advise Marks & Spencer Shareholders on how to complete the Forms of Proxy for the Court Meeting and EGM and the Form of Election;
"Shareholders"	holders of Ordinary Shares and/or New Ordinary Shares and/or B Shares as the context may require;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 and in the exercise of its functioning in respect of the admission to the Official List otherwise than in accordance with Part VI of the Financial Services and Markets Act 2000;
"uncertificated" or "in uncertificated form"	when used in relation to shares, recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST;
"US" or "United States"	the United States of America, its territories and possessions; and
"US Holder"	Marks & Spencer Shareholders with US registered addresses.

Printed on Crossbow paper made from
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The process is totally chlorine-free.

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66

02 DEC 30 AM 8:10

Press releases

10 April 2002

MARKS AND SPENCER GROUP P.L.C.

TRADING STATEMENT

UK Trading:

UK sales (including VAT) for the 11-week period to 30th March 2002 and the 52-week full-year period to the same date were:

	11 weeks to 30th March % on Last Year		**52 weeks to 30th March % on Last Year**	
	Actual	**Like-for-like**	**Actual**	**Like-for-like**
Clothing, Footwear and Gifts	+16.5		+3.4	
Home	+6.2		+4.9	
General	+15.5	+16.6	+3.5	+3.5
Food	+6.0	+4.5	+5.7	+4.4
Total	+10.9	+10.6	+4.5	+4.0

The impact of an early Easter, together with associated general merchandise promotional activity, was to add an estimated 3% to General and 1.8% to Food sales for the quarter.

Sales progress was achieved in all areas of adult clothing over the quarter resulting in modest gains in market share. The strongest sales performance was in womenswear and menswear.

Food performance was against an exceptionally strong quarter last year of +8.0% due to customers' "flight to quality" during the foot and mouth outbreak.

International:

Turnover for the full year, in the overseas businesses to be retained, decreased by 3% at constant exchange rates resulting from weaker performance in certain key franchises and Hong Kong.

Financial Services:

Financial Services turnover for the full year was down approximately 4% and personal loan advances have fallen in a very competitive environment.

Commenting on the Trading Statement, Luc Vandevelde, Chairman and Chief Executive, said:

"I am delighted that our customers continue to react positively to the on-going improvements we are making to the appeal of our clothing and to the store environment. More customers are visiting our stores, being tempted to buy and spending more with us.

The response to our Spring ranges in both womenswear and menswear has been particularly encouraging, continuing the progress made over the Christmas period.

The performance of Foods was also good, given we were trading against a very strong period last year.

While pleased with our progress, I recognise our performance was helped

by the buoyant High Street trading conditions and the fact we were up against weak comparatives in the fourth quarter last year. We still have a long way to go to recover lost ground, but I am confident that by continuously driving improvements for our customers we can secure the recovery."

Guidance for 2002/03

The UK clothing market remains buoyant, reflecting high levels of consumer confidence driven by low interest rates and a strong housing market. We are not assuming, however, that consumer spending levels will continue at the current rates throughout the whole of 2002/03. In addition, our clothing comparative sales will become more challenging as the year progresses.

Food sales will be adversely affected by no Easter trading periods in 2002/03 compared to two in 2001/02. This will impact sales by approximately 0.7% for the full year.

We anticipate further improvement in the clothing primary margin (bought-in margin) of approximately 1% point, reflecting the remaining benefits of the action to consolidate and relocate our manufacturing base, first announced in 1999.

We expect to deliver lower clothing markdowns in the first half of 2002/03, following the improved performance in the second half of 2001/02.

Underlying operating costs for 2002/03 are budgeted to increase slightly ahead of inflation. In addition, account should be taken of the following:

- the full-year impact, approximately £25 million, of the sale and leaseback transaction
- additional costs of approximately £15 million relating to the new Zip project which will improve the efficiency of our supply chain in childrenswear and lead to improvements in our primary margin in future periods
- one-off costs of approximately £10 million, which will be incurred principally for I.T and infrastructure in preparation for the move of the Corporate Head Office to Paddington Basin

For further information, please contact:

Alison Reed	**Group Finance Director +44 207 268 6740**
Tony Quinlan/Nick Jones	**Investor Relations +44 207 268 4195/6594**
Marks & Spencer Corporate Press Office	**+44 207 268 1919**

The Preliminary Results will be announced on Tuesday, 21st May.

(67) 02 DEC 30 AM 8:10

Marks and Spencer Group p.l.c.
Preliminary Results Announcement
Year ended 30 March 2002

HIGHLIGHTS

- Group turnover from continuing operations up 3.8% to £7,619.4m, with a second half increase of 6.9%
- Group operating profit from continuing operations before exceptional charges up 30.8% to £629.1m
- Group profit before tax and exceptional items from continuing operations up 30.7% to £646.7m
- Adjusted earnings per share up 45.5% to 16.3 pence per share
- Final dividend per share of 5.8 pence, up 9.4%, giving a full year dividend of 9.5 pence per share (+ 5.6%)
- Delivery of the restructuring programme, allowing £2bn to be returned to shareholders

The restructuring strategy and recovery plan announced at the end of March last year has been substantially completed. Having exited loss making and non-core activities, the Group is now focused on its core businesses - UK Retail and Financial Services - with a capital structure in place to generate greater earnings per share growth for shareholders.

In UK Retail, customer confidence in Clothing has been restored through improved product appeal and segmentation. The 'Perfect' campaign, with its focus on classically stylish merchandise for core customers continues to be successful. In Womenswear, younger customers have been attracted to the stores through the addition of the per una ranges, whilst the more traditional customers have responded to the Classic Shops. In Menswear, the initial response to the Blue Harbour ranges has been encouraging. The availability, quality and fit of merchandise have improved and with the launch of the spring ranges, market share has increased across adult clothing.

The business continues to benefit from changes in the way it sources merchandise and the planned improvement in the Clothing buying margin of 3 percentage points has been achieved over the last 12 months.

In Home, 27 concept shops have been created within larger stores and progress to date has been encouraging.

The Food business has performed well and market share has been maintained in a competitive trading environment. Customers continue to appreciate the enticing food offer and high quality. Five Simply Food stores, small convenient food only stores, have been opened as part of a plan to make the food offer easily available to more customers.

Two-thirds of UK Retail selling space has now been modernised, creating a brighter and more modern environment for customers. A further 100 stores will be renewed in the coming year.

In Financial Services, profits were down on last year. Income from the Chargecard held up well, but personal loan advances have fallen in a very price-competitive environment. In addition, overall profits have been affected by an increase in bad debt charges as the approach to providing for bad debts was revised.

Commenting on the results, Luc Vandevelde, Chairman and Chief Executive said:

"We have made good progress and believe that we have turned the corner. However I recognise our performance was helped by the buoyant High Street trading conditions and now our task is to secure the recovery and to build for our future. There is much to do and we are not complacent. Phase one may be complete, but the plan moves on as we set about growing the business and regaining our pre-eminent position in the UK market.

In phase two our strategy will deliver the following:

- A more efficient supply chain which will use scale advantage to deliver further improvements in quality, appeal and value;
- Small food stores (20 this year) which will make our food offer more accessible to more people more often;
- A wider offer for our customers in Home this autumn and a trial of two large stand-alone 'Home Stores' in 2003/04; and
- A pilot of a combined credit and loyalty card to reinvigorate our Financial Services business.

In view of the progress we have made to date, I am pleased to propose a final dividend per share of 5.8 pence, up 9.4%, giving a full year dividend of 9.5 pence per share."

OPERATING REVIEW

Group Summary

Results from continuing operations	2002 £m	2001 £m	% inc.
Turnover			
- retained businesses	7,290.7	7,029.5	3.7%
- Kings Super Markets	328.7	313.1	5.0%
	7,619.4	7,342.6	3.8%
Operating profit before exceptional charges			
- retained businesses	616.5	469.0	31.4%
- Kings Super Markets	12.6	11.9	5.9%
	629.1	480.9	30.8%
Profit before tax and exceptional items	646.7	494.8	30.7%
Earnings per share*	5.4p	(0.2)p	
Adjusted earnings per share*	16.3p	11.2p	

* Based on total earnings attributable to shareholders

The year under review has seen a major change in the performance and focus of the Group: there has been a significant turnaround in the performance of UK Retail; loss making operations in Continental Europe have been closed; and non-core businesses in North America have been sold or negotiations are ongoing for their disposal.

The results from continuing operations include sales and operating profits from Kings Super Markets as the intended disposal has not yet been completed. During the year, Kings Super Markets contributed £328.7m to turnover (last year £313.1m) and £12.6m to operating profits (last year £11.9m). The results from Continental Europe (which were provided for last year) and Brooks Brothers have been grouped together and separately disclosed under discontinued operations.

Turnover from continuing operations for retained businesses increased by 3.7% to £7,290.7m. Within this, UK Retail turnover grew by 4.5% but was marginally offset by decreases in turnover for Financial Services and International Retail.

Operating profit from continuing operations (but before exceptional charges) increased by 30.8% to £629.1m. This was driven by the improvement in performance of UK Retail, where operating profits before exceptional items increased by 50.9% to £505.2m, offset by decreases in operating profits from Financial Services and International Retail.

Two transactions during the year gave rise to significant non-operating exceptional items. Firstly, the sale and leaseback of 78 smaller stores delivered a profit of £50.0m which is included in the overall profit on disposal of fixed assets of £41.2m. Secondly, the disposal of Brooks Brothers for £157.1m gave rise to a substantial accounting loss of some £376.7m. This loss reflects a charge of £368.2m for goodwill which was written off to reserves when Brooks Brothers was acquired and which we are now required to charge through the profit and loss account. Excluding goodwill, the loss on disposal was £8.5m subject to finalisation of the sale process.

Net interest income increased by £3.7m despite lower average interest rates, as a result of higher average cash balances, which benefited from the proceeds of disposal of businesses and properties.

Profit before tax was £335.9m compared to £145.5m last year. Excluding the results from discontinued operations, and exceptional items, profit before tax was £646.7m compared to £494.8m in the previous year, an increase of 30.7%. The tax charge reflects an effective tax rate of 29.6% (excluding the effect of exceptional items) compared to 32.9% last year. These rates reflect the adoption of a new accounting standard on deferred tax which has increased the effective rate of tax by 0.5 percentage points (last year 1.4 percentage points).

Basic earnings per share were 5.4p; eliminating the effect of exceptional items, the adjusted earnings per share were 16.3p, an increase of 45.5% on last year. A final dividend of 5.8p per share has been recommended by the Board, giving a total of 9.5p for the year (last year 9.0p). Excluding the effect of exceptional items, the dividend is covered 1.95 times.

The Group generated an operating cash flow for the year of £1,093.7m, significantly up on the £676.4m achieved last year. Cash inflow before funding of £1,132.0m includes the proceeds from the sale and leaseback of properties, the sale of Brooks Brothers and the closure of Europe. Together with new debt in the form of public bonds and securitisation of the property portfolio, this has been used to fund the redemption of B shares. Overall net debt has increased to £1,907.0m (last year £1,277.8m), after returning £1.7bn to date out of the £2bn to be returned to shareholders.

UK Retail

	2002 £m	**2001 £m**	**% inc**
Turnover (excluding VAT)	6,575.2	6,293.0	4.5%
Operating profit before exceptional charges	505.2	334.8	50.9%

Turnover (excluding VAT) was up 4.5% on last year at £6,575.2m. Including VAT, turnover was up 4.5% on last year, 4.0% on a like-for-like basis. Within this, the average selling price for general merchandise decreased by approximately 2%, but was more than offset by increases in volumes.

The quarterly sales performance is set out below, and clearly shows the improvement in performance following the launch of the autumn ranges in early September.

Increase/(decrease) on last year	**Q1 %**	**Q2 %**	**H1 %**	**Q3 %**	**Q4 %**	**H2 %**	**TOTAL %**
Clothing, footwear and gifts	(9.1)	0.8	(4.8)	8.0	16.5	10.6	3.4
Home	(1.5)	6.6	2.0	9.9	6.2	7.3	4.9
Food	5.9	4.9	5.4	6.0	6.0	6.0	5.7
Total	**(2.6)**	**2.8**	**(0.2)**	**7.3**	**10.9**	**8.4**	**4.5**

The second half Clothing performance was significantly better than the first, as customers reacted positively to the improvements in product appeal, quality and fit. In Womenswear, this was helped by changes made to product segmentation ranging from the per una collection, targeting younger customers, through the 'Perfect' ranges, to the Classic shops for the more traditional customer. The momentum was maintained with the 'Magic & Sparkle' Christmas campaign and the launch of the spring ranges in January, together with the Blue Harbour branding of the casual Menswear ranges. Customer response to the spring ranges in Womenswear and Menswear has been encouraging.

Lingerie experienced supply chain and availability issues in the first half, which have now been resolved, and made steady progress against last year in the second half, gaining market share.

The Childrenswear market remains competitive and action was taken early in the year to realign prices. Subsequent sales volumes were however insufficient to offset the reductions in selling prices. In August, we formed the Zip Project with Desmond & Sons. This venture was established to increase the speed, efficiency and cost effectiveness of the Childrenswear supply chain, enabling customers to benefit from better prices and faster access to more fashionable clothing. To date, we have invested £6.3m of revenue costs in this venture and the first products will start to come into stores from July 2002.

The actions taken to consolidate the supply base and produce more merchandise overseas continue to deliver benefits in the Clothing buying margin, which is 3 percentage points higher than last year. Together with improvements in appeal, quality and fit, which resulted in a decrease in the proportion of merchandise sold at reduced prices, this has delivered a significant improvement in the Clothing gross profit. Going forward, we aim to exploit the opportunities that exist to improve the speed and flexibility of the supply chain.

The performance of the Home business was adversely affected at the start of the year by the announcement to close the 'Direct' clothing catalogue business. This impact was short-lived and sales subsequently improved, further helped by two Chargecard events in October and February. During the year, we have created 27 Home concept stores within our larger stores.

The performance of the Food business was relatively constant throughout the year, even against challenging comparatives for the second half of last year. Overall, we maintained our market share in a competitive environment. We have extended the reach of our offer, having opened two stand-alone 10,000 sq. ft. food stores and two 3,000 sq. ft. Simply Food outlets. In addition, three outlets have been opened at railway stations in partnership with Compass Group. In the coming year, we plan to open 20 Simply Food stores with a further 30 to follow.

Operating costs increased by 3.6% for the full year. Full year operating costs include:

- £26.0m of additional pension costs following an actuarial valuation of the pension scheme;
- an additional £52.8m in respect of performance bonuses for management and store staff which was shared across 56,000 employees; and
- £17.8m on store modernisation.

These have been partially offset by savings in consultancy fees, marketing and IT costs and cost savings arising out of the closure of the 'Direct' clothing catalogue operation. In the second half, there was an additional £9.8m of rental expense following the sale and leaseback transaction.

Excluding performance bonuses, UK Retail operating costs increased by 0.5%.

We modernised 100 stores during the year, including the addition of 50 new Beauty shops and a further 30 Coffee shops, at a total cost of approximately £140m. This includes £17.8m of revenue costs referred to above. We have plans to modernise a further 100 stores in the coming year at a cost of approximately £60m (including business unit schemes) representing approximately 20% of UK Retail selling space.

We have also introduced new programmes into stores to help drive improved performance. The Foundations for Success programme established new ways of working, higher targets for customer service and a focus on in-store standards. These have encouraged greater ownership of individual store performance and, as a result, employees have been rewarded accordingly.

UK capital expenditure for the year was approximately £265m, including expenditure on new and extended stores (£62m) and modernisation (£122m). Total selling space declined from 12.4m sq. ft. to 12.2m sq. ft. Capital expenditure is expected to be broadly level in the coming year.

Financial Services

Operating profit from Financial Services decreased by £12.1m to £84.2m. Within this, the operating profit from Financial Services retailing activities was £73.2m (last year £81.5m). The balance of the operating profit is attributable to the captive insurance company which was affected by negative investment returns for the year as a whole due to falls in the underlying markets.

The proportion of retail sales made on the Chargecard has stabilised at approximately 20%. The number of active Chargecard accounts decreased during the year, but with the average outstanding balance per customer increasing by 7%, average customer borrowings have been broadly level year on year. Together with an improved net interest margin, this has led to an overall increase in net income.

In a very competitive environment personal loan advances have fallen. During the year, we reviewed the bad debt policy and amended our approach to providing for bad debts. This resulted in a revised write off policy which, together with an increase in the proportion of balances in arrears and a strengthening of provisions in line with other providers, has led to an increase in bad debt charges of £11.9m (across all credit products) compared to last year. This is a one-off adjustment to reflect our experience on the historic book.

In other areas, the number of new life and pension policies has fallen year-on-year in a competitive market and personal lines insurance and mortgage protection products have not grown to sufficient scale.

During the period, we have looked at ways of more effectively leveraging the synergies between our retail and financial services businesses. We have held two discount days in stores for our Chargecard customers which were well received. Later this year we intend to pilot a combined credit and loyalty card in two regions of the UK, as part of a plan to strengthen and extend the relationship with our customers. It is expected that the impact of the pilot will add approximately £35m to Financial Services operating costs in the coming year. This includes the cost of the pilot together with necessary infrastructure costs. However, we expect to reduce our on-going operating costs by some £10m.

International Retail

Turnover for the year in the overseas businesses (Republic of Ireland, franchises, Hong Kong and Kings Super Markets) increased by 1.0%. Turnover for the retained overseas businesses (excluding Kings Super Markets) decreased by 2.3% to £364.7m (a 3.0% decrease at constant exchange rates), resulting from weaker performances in certain key franchises and Hong Kong, although franchise sales improved in the final quarter.

Operating profit for International Retail was down 20.5% at £33.3m with operating profits for retained overseas businesses down 31.0% at £20.7m. Within this, our business in the Republic of Ireland performed ahead of last year, but some of our franchise partners experienced difficult trading conditions. Our business in Hong Kong, which we have decided to retain and run as if it were a franchise, also traded below last year's level in a weak economy. It also incurred approximately £5m in restructuring and abortive sale costs which have been charged in arriving at the operating profit of £20.7m referred to above.

Discontinued operations

During the year, we closed the Continental European operation and sold Brooks Brothers. The results of these businesses up until the dates of closure or disposal are reported under discontinued operations.

The cost of exiting the European operation, including ongoing trading losses, was provided for last year. To date we have incurred closure costs of £136.8m, including £42.5m of trading losses. The provision we set up at 31 March 2001 has been utilised against these costs and we have released £10.0m as we now expect the total cost of closure to be less than originally anticipated.

Brooks Brothers was sold at a loss of £376.7m, after taking into account goodwill previously written off to reserves.

Cash flow

Cash inflow from operating activities has increased by £417.3m to £1,093.7m. Within this, the cash inflow from retailing activities was £853.5m (last year £654.2m) and the cash inflow from financial services activities was £240.2m (last year £22.2m), as a result of the year-on-year decrease in customer advances.

During the year, the Group acquired tangible fixed assets totalling £290.5m (last year £255.7m). After taking into account the timing of payments the cash outflow for capital expenditure was £285.7m (last year £269.8m).

Sale of tangible fixed assets through the sale and leaseback of property and the disposal of other assets generated cash of £455.6m.

The sale of Brooks Brothers and the closure of Continental Europe realised £261.6m for the Group, net of costs and cash included in net assets sold.

Balance sheet restructuring

The restructuring plans announced at the end of last year have been substantially completed. We have:

- closed loss making operations in Continental Europe and the 'Direct' clothing catalogue operation;
- sold Brooks Brothers for $225m (£157.1m); and
- raised £777.4m (net of costs) from the property portfolio through sale and leaseback (£344.1m), securitisation (£321.5m) and the disposal of other properties (£111.8m), but we have retained ownership of prime retail assets in key locations with a net book value of over £2bn.

In addition, we raised £712.2m (net of costs) from the issue of two public bonds and a further £265.3m (net) under the Medium Term Note programme, introducing a level of gearing into the retail balance sheet.

At the end of the period, the weighted average interest rate on group borrowings was 5.8%.

These actions allowed us to propose a return of £2bn to shareholders by way of a Court approved Scheme of Arrangement. In March, we returned approximately £1.7bn to those shareholders who had elected to redeem the B shares issued as part of the Scheme of Arrangement. Approximately 394 million B shares with an aggregate nominal value of £276m remain in issue and shareholders will have the opportunity to redeem these in September and at six monthly intervals thereafter.

Following the return of capital, total gearing is 46.9%, with retail gearing at 27.0%.

Pro-forma earnings

The sale and leaseback transaction and return of capital to shareholders will have a significant effect on earnings in the coming year. If these transactions had occurred at the beginning of the year, then we estimate that our earnings from continuing operations (excluding Kings Super Markets) and before exceptional items, would have been as follows:

	2002 Pro-forma £m
Turnover	7,291
Operating profit	602
Interest expense	(49)
Profit before tax	553
Earnings per share	16.7p
Retail fixed charge cover	6.0x

Accounting for pensions

Financial Reporting Standard 17 (FRS17) "Retirement Benefits" was issued in November 2000 to replace SSAP24 "Accounting for Pension Costs" and is fully effective for the accounting periods ending on or after 22 June 2003. This year the Group has continued to account for pension costs under SSAP24 although in accordance with the FRS17 transitional arrangements, certain additional disclosures will be included in the notes to the financial statements.

The actuary of the Group's UK defined benefit pension scheme carried out a formal valuation of the scheme as at 31 March 2001. This valuation revealed a shortfall of £134m (£94m after deferred tax) in the market value of the assets of £3,102m compared to the actuarial liability for pension benefits (a funding level of 96%).

In accordance with FRS17, the actuary has updated that valuation of the UK scheme to 30 March 2002. The results of this update show that the deficit has increased to £400m (£280m after deferred tax).

The increase in the deficit over the year is attributable to the actuarial loss that would have been recognised through the Statement of Recognised Gains and Losses if FRS17 had been fully implemented. Approximately £60m of the increase in the deficit over the year results from a reduction in the corporate bond rate (used to discount the liabilities) from 6.0% to 5.9% with the balance due largely to a lower than expected value of the assets in the fund.

The FRS17 net pension liability has no impact on pension funding and as a consequence has no impact on the Group's current or future cash flow or reported earnings. Had the Group charged pension costs to the profit and loss account under FRS17, the charge would have been in the region of £100m compared to the current charge of £148m under SSAP24.

Outlook for 2002/03

The UK clothing market remains strong, however it is unlikely that current consumer spending levels will be maintained.

Food sales will be adversely affected by no Easter trading periods in 2002/03 compared to two in 2001/02. This will impact sales by approximately 0.7% for the full year.

We anticipate further improvement in the Clothing buying margin of approximately 1 percentage point, reflecting the remaining benefits of the action to consolidate and relocate our manufacturing base first announced in 1999. This includes the gross margin improvement in Zip.

We expect to deliver lower clothing markdowns in the first half of 2002/03, following the improved performance in the second half of 2001/02, and are targeting a full year reduction in markdown costs of 10%.

Underlying UK Retail operating costs including logistics for 2002/03 are budgeted to increase marginally ahead of inflation. In addition, there will be:

- the full year impact, approximately £25m, of the sale and leaseback transaction;
- one-off costs of approximately £10m, which will be incurred principally for IT and infrastructure in preparation for the relocation of the Corporate Head Office; and
- additional costs of approximately £15m relating to the Zip Project offset by a corresponding benefit in the Childrenswear gross margin.

Taking these into account, UK Retail operating costs will increase by approximately 5%.

In addition, the pilot of a combined credit and loyalty card will add approximately £35m to Financial Services operating costs in the coming year. This includes both the cost of the pilot together with necessary infrastructure costs. However, we expect our on-going operating costs to decrease by some £10m and bad debts to return to the level experienced in the previous year.

The effective tax rate is expected to be 30%.

Group capital expenditure is expected to be in the region of £300m.

Consolidated profit and loss account

	Notes	52 weeks ended 30 March 2002 Continuing operations £m	Discontinued operations £m	Total £m	52 weeks ended 31 March 2001 Continuing operations Restated £m	Discontinued operations Restated £m	Total Restated (*) £m
Turnover	2	7,619.4	516.0	8,135.4	7,342.6	733.1	8,075.7
Operating profit:							
Continuing operations:							
Before exceptional charges		629.1	-	629.1	480.9	-	480.9
Exceptional operating charges	5	-	-	-	(26.5)	-	(26.5)
Continental European operations		-	(42.5)	(42.5)	-	(34.0)	(34.0)
Less provision made last year		-	42.5	42.5	-	-	-
Other discontinued operations		-	14.7	14.7	-	20.1	20.1
Total operating profit	3	629.1	14.7	643.8	454.4	(13.9)	440.5
Profit / (loss) on sale of property and other fixed assets	6A	41.2	-	41.2	(83.0)	(0.2)	(83.2)
Provision for loss on operations to be discontinued	6B	-	-	-	-	(224.0)	(224.0)
Loss on sale / termination of operations:	6C						
Loss arising on sale / closure		-	(102.8)	(102.8)	(1.7)	-	(1.7)
Less provision made last year		-	104.3	104.3	-	-	-
		-	1.5	1.5	(1.7)	-	(1.7)
Goodwill previously written off		-	(368.2)	(368.2)	-	-	-
Net loss on sale / termination of operations		-	(366.7)	(366.7)	(1.7)	-	(1.7)
Net interest income	4	17.6	-	17.6	13.9	-	13.9
Profit on ordinary activities before taxation		687.9	(352.0)	335.9	383.6	(238.1)	145.5
Taxation on ordinary activities	7	(195.1)	12.6	(182.5)	(146.3)	(3.2)	(149.5)
Profit on ordinary activities after taxation		492.8	(339.4)	153.4	237.3	(241.3)	(4.0)
Minority interests (all equity)		1.1	(1.5)	(0.4)	0.5	(2.0)	(1.5)
Profit attributable to shareholders		493.9	(340.9)	153.0	237.8	(243.3)	(5.5)
Dividends	9	(238.9)	-	(238.9)	(258.3)	-	(258.3)
Retained profit/(loss) for the period		255.0	(340.9)	(85.9)	(20.5)	(243.3)	(263.8)
Earnings per share	8			5.4p			(0.2)p
Diluted earnings per share	8			5.4p			(0.2)p
Adjusted earnings per share	8			16.3p			11.2p
Diluted adjusted earnings per share	8			16.2p			11.2p
Dividend per share	9			9.5p			9.0p

Consolidated statement of total recognised gains and losses

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 Restated £m
Profit/(loss) attributable to shareholders	153.0	(5.5)
Exchange differences on foreign currency translation	0.1	13.3
Unrealised surplus / (deficit) on revaluation of investment properties	0.5	(1.7)
Total recognised gains and losses relating to the period	153.6	6.1
Prior year adjustment (see note 7)	(79.6)	
Total recognised gains and losses since last annual report	74.0	

(*) Prior comparatives have been restated due to the adoption of Financial Reporting Standard (FRS) 19 'Deferred tax' - see note 7

Consolidated balance sheet

	As at 30 March 2002 £m	As at 31 March 2001 Restated £m
Fixed assets		
Tangible assets	3,381.2	4,118.9
Investments	50.3	58.3
	3,431.5	**4,177.2**
Current assets		
Stocks	325.3	472.5
Debtors	2,619.3	2,629.3
Cash and investments	816.1	414.4
	3,760.7	**3,516.2**
Current liabilities		
Creditors: amounts falling due within one year	(1,750.8)	(1,981.6)
Net current assets	**2,009.9**	**1,534.6**
Total assets less current liabilities	**5,441.4**	**5,711.8**
Creditors: amounts falling due after more than one year	(2,156.3)	(735.1)
Provisions for liabilities and charges	(203.8)	(395.3)
Net assets	**3,081.3**	**4,581.4**
Capital and reserves		
Called up share capital	852.7	716.9
Share premium account	2.8	-
Capital redemption reserve	1,717.9	-
Revaluation reserve	387.3	455.6
Other reserve	(6,542.2)	378.2
Profit and loss account	6,662.4	3,015.1
Shareholders' funds (including non-equity interests)	**3,080.9**	**4,565.8**
Minority interests (all equity)	0.4	15.6
Total capital employed	**3,081.3**	**4,581.4**
Equity shareholders' funds	2,804.9	4,565.8
Non-equity shareholders' funds	276.0	-
Total shareholders' funds	**3,080.9**	**4,565.8**

Reconciliation of movements in shareholders' funds

	As at 30 March 2002 £m	As at 31 March 2001 Restated £m
Profit/(loss) attributable to shareholders	**153.0**	**(5.5)**
Dividends	(238.9)	(258.3)
	(85.9)	(263.8)
Other recognised gains and losses relating to the period	0.6	11.6
New share capital subscribed	8.9	7.1
Issue/redemption expenses	(9.3)	-
Amounts added from profit and loss account reserve in respect of shares issued to the QEST	2.5	-
Redemption of B shares	(1,717.9)	-
Purchase of own shares	(52.0)	(20.3)
Goodwill transferred to profit and loss account on sale/closure of businesses	368.2	(1.3)
Net reduction in shareholders' funds	**(1,484.9)**	**(266.7)**
Opening shareholders' funds as previously stated	4,645.4	4,905.3
Prior year adjustment (see note 7)	(79.6)	(72.8)
Opening shareholders' funds as restated	4,565.8	4,832.5
Closing shareholders' funds	**3,080.9**	**4,565.8**

Consolidated cash flow statement

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Cash inflow from operating activities (see note 10)	**1,093.7**	**676.4**
Returns on investments and servicing of finance		
Interest received	38.8	13.1
Interest paid	(2.0)	-
Dividends paid to minorities	-	(0.5)
Net cash inflow from returns on investments and servicing of finance	36.8	12.6
Taxation		
UK corporation tax paid	(172.0)	(164.5)
Overseas tax paid	(7.4)	(0.1)
Cash outflow for taxation	(179.4)	(164.6)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(285.7)	(269.8)
Sale of tangible fixed assets	455.6	18.9
Purchase of fixed asset investments	(2.9)	(18.0)
Sale of fixed asset investments	9.0	10.7
Net cash inflow/(outflow) for capital expenditure and financial investment	176.0	(258.2)
Acquisitions and disposals		
Closure of operations	122.2	(0.9)
Sale of subsidiaries	139.4	(0.8)
Repayment of loan by joint venture	-	7.6
Cash inflow from acquisitions and disposals	261.6	5.9
Equity dividends paid	(256.7)	(258.6)
Cash inflow before management of liquid resources and financing	**1,132.0**	**13.5**
Management of liquid resources and financing		
Management of liquid resources (see note 10 ii)	(29.1)	263.7
Financing (see note 10 iii)	(730.2)	(265.4)
Increase in cash	372.7	**11.8**

Reconciliation of net cash flow to movement in net debt

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Increase in cash	372.7	**11.8**
Cash outflow / (inflow) from increase / (decrease) in liquid resources	29.1	(263.7)
Cash (inflow) / outflow from (increase) / decrease in debt financing (see note 10 iii)	(1,031.7)	245.9
Exchange movements	0.7	(20.4)
Movement in net debt	**(629.2)**	**(26.4)**
Opening net debt	(1,277.8)	(1,251.4)
Closing net debt	**(1,907.0)**	**(1,277.8)**

Notes

1. Basis of preparation

The results comprise those of Marks and Spencer Group p.l.c. and its UK and international subsidiaries for the 52 week period ended 30 March 2002 and have been prepared using accounting policies consistent with those adopted last year with the exception of the new accounting standard on deferred tax. The details of this change in accounting policy are set out in note 7. This summary of results does not constitute the full Financial Statements within the meaning of s240 of the Companies Act 1985. The full Financial Statements have been reported on by the Company's auditors, but have not yet been delivered to the Registrar of Companies. The audit report was unqualified and did not contain a Statement under s237(2) or s237(3) of the Companies Act 1985.

The results have been prepared using merger accounting principles following a reconstruction of the group under a Court approved Scheme of Arrangement. In the opinion of the Directors, the Scheme of Arrangement is a group reconstruction rather than an acquisition, since the shareholders of Marks and Spencer Group p.l.c. are the same as the former shareholders in Marks and Spencer p.l.c. and the rights of each shareholder, relative to the others, are unchanged and no minority interest in the net assets of the Group is altered. Therefore, the Directors consider that to record the Scheme of Arrangement as an acquisition by Marks and Spencer Group p.l.c., attributing fair values to the assets and liabilities of the Group and reflecting only the post-Scheme of Arrangements results within these accounts would fail to give a true and fair view of the Group's results and financial position.

Accordingly, merger accounting principles have been adopted. The results are presented as if the Scheme of Arrangement had been effective on 1 April 2001 except for the effect of the capital restructure and subsequent reduction of capital which took place on 22 March 2002. The consolidated profit and loss account combines the results of Marks and Spencer p.l.c. for the 52 week period ended 30 March 2002 with those of the Marks and Spencer Group p.l.c. for the period since its incorporation to 30 March 2002. The comparative figures relate to Marks and Spencer p.l.c. as restated for the effect of the Scheme of Arrangement.

2. Turnover

Turnover (excluding sales taxes for international operations) is analysed as follows:-

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Continuing operations:		
UK Retail (including VAT)		
Clothing, footwear and gifts	3,773.4	3,649.5
Home	373.3	355.8
Foods	3,093.5	2,925.9
	7,240.2	**6,931.2**
Less : United Kingdom VAT	(665.0)	(638.2)
	6,575.2	**6,293.0**
International Retail [1]	693.4	686.5
Financial Services	350.8	363.1
Turnover from continuing operations	**7,619.4**	**7,342.6**
Discontinued operations:		
Continental Europe	170.2	285.0
Brooks Brothers (including Japan)	345.8	448.1
Turnover from discontinued operations	**516.0**	**733.1**
Total turnover	**8,135.4**	**8,075.7**

[1] International consists of the Republic of Ireland, Franchises, Hong Kong and Kings Super Markets.

The value of goods exported from the UK, including shipments to international subsidiaries, amounted to £329.8m (last year £436.0m).

3. Operating profit

Operating profit arises as follows:-

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Continuing operations:		
UK Retail		
Before exceptional operating charges	505.2	334.8
Less: exceptional operating charges (see note 5)	-	(26.5)
	505.2	**308.3**
International Retail	**33.3**	**41.9**
Financial Services	**84.2**	**96.3**
Segmental operating profit from continuing operations	**622.7**	**446.5**
Add: excess interest charged to cost of sales of Financial Services (see note 4)	**6.4**	**7.9**
Operating profit from continuing operations	**629.1**	**454.4**
Discontinued operations:		
Continental Europe	(42.5)	(34.0)
Less: release of provision made last year	42.5	-
	-	(34.0)
The Americas		
Brooks Brothers (including Japan)	14.9	20.2
Corporate expenses	(0.2)	(0.1)
	14.7	20.1
Operating profit from discontinued operations	**14.7**	**(13.9)**
Total operating profit	**643.8**	**440.5**

4. Interest charged to cost of sales

Financial Services operating profit is stated after charging £103.7m (last year £115.3m) of interest to cost of sales. This interest represents the cost of funding the Financial Services business as a separate segment, including both intra group interest and third party funding. The amount of third party interest payable by the Group amounted to £116.9m (last year £107.4m). Intra group interest of £6.4m (last year £7.9m), being the excess over third party interest payable, has been added back in the segmental analysis to arrive at total operating profit. The intra group interest added back this year arose in the first half of the year when the interest charged to cost of sales of Financial Services was greater than the interest payable for that period.

5. Exceptional operating charges

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
UK restructuring costs [(1)]	-	(26.5)

[(1)] The £26.5m last year was in respect of the closure of the 'Direct' catalogue business (£16.5m) and the reduction of roles at the Group's head office (£10.0m).

6. Non-operating exceptional charges

6A Profit/(loss) on sale of property and other fixed assets

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Provision for loss on 'Direct' assets [1]	-	(19.0)
Other asset disposals [2]	41.2	(64.2)
Profit/(loss) on sale of property and other fixed assets	41.2	(83.2)

[1] Including the restructuring cost of £16.5m disclosed in note 5 above, this gave rise to total closure costs for the 'Direct' catalogue business of £35.5m last year.

[2] Other asset disposals mainly relates to the disposal of UK stores.

6B Provision for loss on operations to be discontinued

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Net closure costs	-	(225.3)
Goodwill previously credited to reserves	-	1.3
Provision for loss on operations to be discontinued	-	(224.0)

The provision for loss on operations to be discontinued represented the expected cost of the closure of the Group's Continental European subsidiaries. Net closure costs included provisions for future trading losses, losses on disposal of fixed assets, property exit costs and redundancy costs.

6C Loss on sale / termination of operations

The loss on sale / termination of operations in the current year is analysed as follows:

	Continental Europe £m	Brooks Brothers £m	Total £m
Net closure costs	(94.3)	-	(94.3)
Less provision made last year	104.3	-	104.3
Net sale proceeds less net assets	-	(8.5)	(8.5)
Goodwill previously written off to reserves	-	(368.2)	(368.2)
	10.0	(376.7)	(366.7)

The loss on disposal last year of £1.7m relates to the sale of the Group's interest in Splendour.com and it stated after a charge of £1.0m for goodwill.

7. Taxation

The taxation charge for the period ended 30 March 2002 reflects an effective tax rate of 29.6% excluding the effect of exceptional items (last year 32.9%). Included in the charge for the year is a credit of £13.2m (last year £8.5m) which is attributable to exceptional charges.

Financial Reporting Standard (FRS) 19 'Accounting for deferred tax' has been adopted with effect from 1 April 2000. FRS19 requires, subject to certain exemptions, deferred tax be recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. The Group's previous accounting policy in respect of deferred tax was to recognise deferred tax to the extent that a liability or asset was likely to be payable or recoverable.

The effect is to reduce profit after tax by £3.3m (last year £6.8m) from £156.7m to £153.4m and to reduce opening net assets by £79.6m from £4,645.4m to £4,565.8m. Earnings per share for the prior year have been restated from 0.0p to a loss of 0.2p and adjusted earnings per share from 11.4p to 11.2p. Other prior year comparatives have been restated accordingly.

8. Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax and minority interests of £153.0m (last year a deficit of £5.5m), and on 2,841,723,149 ordinary shares (last year 2,872,370,247), being the weighted average number of ordinary shares in issue during the year ended 30 March 2002. The weighted average number of ordinary shares used in the calculation of diluted earnings per ordinary share is 2,865,434,256 ordinary shares (last year 2,882,233,080).

An adjusted earnings per share figure has been calculated in addition to the earnings per share required by FRS 14 and is based on earnings excluding the effect of the exceptional items. It has been calculated to allow the shareholders to gain a clearer understanding of the trading performance of the Group. Details of the adjusted earnings per share are set out below:

	52 weeks ended 30 March 2002	52 weeks ended 31 March 2001 Restated
Earnings per share	**5.4p**	**(0.2)p**
Exceptional operating charges	-	0.7p
(Profit) / loss on sale of property and other fixed assets	(1.5)p	2.9p
Loss on sale / termination of operations	12.4p	0.1p
Provision for loss on operations to be discontinued	-	7.7p
Adjusted earnings per share	**16.3p**	**11.2p**

9. Dividend

The directors have proposed a final dividend of 5.8p per share (last year 5.3p). This makes a total ordinary dividend for the year of 9.5p (last year 9.0p). The total cost of dividends is £238.9m (last year £258.3m). The ordinary shares will be quoted ex dividend on 29 May 2002. The final dividend will be paid on 19 July 2002 to shareholders whose names are on the Register of Members at the close of business on 31 May 2002. Shareholders may choose to take this dividend in shares or in cash.

10. Analysis of cash flows given in the cash flow statement

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Operating activities		
Operating profit	643.8	440.5
Exceptional operating items	-	26.5
Operating profit before exceptional charges	643.8	467.0
Release of provision against European trading losses	(42.5)	-
Depreciation	249.6	275.9
Decrease / (increase) in working capital (see note (i))	272.8	(36.2)
Net cash inflow before exceptional items	**1,123.7**	**706.7**
Exceptional operating cash outflow	(30.0)	(30.3)
Cash inflow from operating activities	**1,093.7**	**676.4**

	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
(i) Increase in working capital		
Decrease in stocks	66.2	14.7
Decrease / (increase) in customer advances	76.2	(117.8)
Increase in creditors	174.9	23.1
Other working capital movements	(44.5)	43.8
	272.8	**(36.2)**
(ii) Management of liquid resources		
(Increase) / decrease in cash deposits treated as liquid resources	(16.3)	135.5
Net sale / (purchase) of government securities	19.6	(67.5)
Net purchase of listed investments	(36.8)	(0.3)
Net (purchase) / sale of unlisted investments	(0.3)	2.0
Net sale of unlisted investments on sale of business	4.7	-
Net decrease in short-term deposits	-	194.0
Cash (outflow) / inflow from (increase) / decrease in liquid resources	(29.1)	263.7
(iii) Financing		
(Decrease) / increase in bank loans, overdrafts and commercial paper treated as financing	(268.6)	76.0
Issue / (redemption) of medium term notes	977.5	(310.8)
Issue of securitised loan notes	319.4	-
Increase / (decrease) in other creditors treated as financing	3.4	(11.1)
Debt financing as shown in analysis of net debt	1,031.7	(245.9)
Purchase of own shares	(52.0)	(20.3)
Redemption of B shares	(1,717.9)	-
Issue/redemption expenses	(9.3)	-
Shares issued under employees' share schemes	17.3	0.8
Net cash outflow from decrease in financing	**(730.2)**	**(265.4)**

11. Date of approval

The financial statements for the period ended 30 March 2002 were approved by the Directors on 20 May 2002.

MARKS & SPENCER

Annual review and summary financial statement 2002

68



things are looking up!



Vision
The standard against which all others are measured

Mission
Making aspirational quality accessible to all

Values
Quality, value, service, innovation and trust



Luc Vandevelde
Chairman and Chief Executive

Chairman's message

In my report last year, I detailed our plan for restoring the fortunes of Marks & Spencer. It had three elements. The first was to focus on the heart of our business – our retail and financial services operations in the UK – and to get back to the fundamental strengths that had made Marks & Spencer great in the past. To succeed, we needed clarity of purpose and no distractions. The second element of the plan was therefore to stop all activities which were non-core or making a loss. Thirdly, we needed the right capital structure to make our balance sheet more efficient and to generate greater value for our shareholders.

The plan was simple, radical and all-encompassing, with each element essential to the success of the whole. And it had to be accomplished rapidly: we were, after all, fighting to recover in a harsh, competitive marketplace. To generate a sense of urgency in the organisation, I deliberately imposed a tight deadline for starting to see real changes.

A year on, the restructuring is complete and the changes to our capital structure – including the return of £2bn to our shareholders – have increased our potential earnings per share. Best of all, we're seeing a marked improvement in our performance. In the 12 months to 30 March 2002, sales from continuing operations were up by 3.8% and corresponding Group operating profits by 30.8%. During the 2001 calendar year, Marks & Spencer was the best performing share in the FTSE 100. Customers are coming back, buying more and telling others.

Now that we have turned the corner, our task is to secure the recovery and to keep building for our future. There is much to do and we are not complacent. Phase one may be complete, but the plan moves on as we set about growing the business and regaining our leadership in the UK market.

Before we look forward, it is worth reflecting on why the turnaround has been so relatively swift. Yes we have changed our organisational and financial structures. But more importantly, we have tapped into the values and qualities that customers traditionally associated with our brand but which tended to be obscured in recent years. We have succeeded not by inventing a new Marks & Spencer, but by rediscovering the fundamental strengths of the past and making them relevant to the present.

Let me outline what I believe these fundamentals to be.

The first is to make sure we have the right team, without which no plan can succeed. Our Board, completely reconstituted over the past two years, is a powerful combination of people with past experience of Marks & Spencer and those who bring new skills and ideas to the organisation. We are grateful for the continuity provided by Robert Colvill who delayed his retirement from the Board until December 2001 to

help restructure the business. We also welcome talented new members to the Board – Laurel Powers-Freeling, Chief Executive of Marks & Spencer Financial Services, and Jack Keenan and Paul Myners who join us as non-executive directors. It is gratifying to see how the experience and knowledge brought by each addition to the Board has enhanced our underlying culture and values.

The Board of UK Retail benefits from the same combination of internal and external talent. And right down through the organisation, we are fortunate in the quality and dedication of our people. We are building a way of working based on teamwork, personal accountability and passion for our products and our 65,000 people have responded magnificently. My thanks go to all of them, as well as to the many suppliers who have worked so closely with us on our recovery plan.

Along with having the right team, the next imperative is to listen to our customers. Marks & Spencer has a special place in the British way of life. I have always believed, and have often said publicly, that no other retailer in the world has such loyal customers. We may have let them down and they may have punished us by staying away, but the vast majority were waiting for the excuse to come back. They definitely – even desperately – wanted us to succeed.

They were therefore quick to respond when they saw that Marks & Spencer was taking them seriously. As the business rediscovered its talent for innovation, quality, value and service, it also began restoring that all-important trust between retailer and customer. Shoppers started coming back through our doors, delighted to find that the Marks & Spencer they remembered was still there – and indeed even better.

That is the reason why the recovery has been quicker than many people expected – not simply that we've got back to fundamentals, but that, in so doing, we've reconnected with a huge reservoir of goodwill that never ceased to exist. The vicious circle of decline became a virtuous circle of recovery when, once again, we were able to tap that capital of loyalty that represents the real value of the business.

The work, of course, goes on. Later in this report, we write in more detail about what we're doing to make shopping at Marks & Spencer even more interesting, appealing and stimulating.

Looking ahead, our task is to keep building on our fundamental strengths, guided by our mission of making aspirational quality accessible to all. If phase one of the plan focused our efforts on the heart of our business, phase two addresses our future growth. It looks at how we deliver value, both for our shareholders and for the communities in which we operate. After much debate and refinement, it is summed up in the following statement.

We will:

- Regain our leadership in clothing and speciality food by translating our scale and authority into superior quality, value and appeal;
- Build on our unique customer relationships through new products and services, particularly in Home and Financial Services;
- Shape our store locations, formats and product offer to meet the changing needs of our customers;
- Reassert our position as a leading socially responsible business.

The past year has proved that returning to fundamentals and reconnecting with our customers really does make a difference. We knew the brand was strong – stronger, indeed, than its custodians – and have shown what can be achieved by releasing its inherent strength. On this basis we aim to become, once again, the standard by which all others will want to be measured and to generate increasing value for our shareholders.

Thank you for standing by us as we turn the business around. Your support is much appreciated by all of us in the Group. As our fortunes now look up, we look forward to your continued support – and hope you enjoy the shopping.

Luc Vandevelde

Luc Vandevelde
Chairman and Chief Executive

love at first sight!



'I spent ages looking for the right outfit for my sister's birthday party – then what do you know, I found it at Marks & Spencer.'

Ranges like Perfect, per una and Classics mean greater choice for women of all ages and sizes who want quality, value and style. All three ranges have enjoyed great success during 2001 and into 2002.



Alison Reed
Finance Director
'The Group is in strong financial shape. Profitability is recovering. We have retained an excellent property portfolio, remain highly cash generative and have a balance sheet structure which will create greater value for our shareholders in the future.'

Group turnover and operating profit (continuing operations)

	2002 £m	2001 £m	%
Turnover	**7,619.4**	7,342.6	3.8
Operating profit (before exceptional items)	**629.1**	480.9	30.8

UK Retail turnover and operating profit

	2002 £m	2001 £m	%
Turnover	**6,575.2**	6,293.0	4.5
Operating profit (before exceptional items)	**505.2**	334.8	50.9



David Norgrove
Director Strategy and International
'The Group has a clear strategy in place. Overseas we handled the sales and closures responsibly and with concern for our employees, more than fulfilling our obligations. We are now looking to grow our franchise and Hong Kong businesses.'

The year in review

Financial review

As Luc has described, the year under review has seen a major change in the focus and performance of the Group. There has been a significant turnaround in the performance of UK Retail, loss-making operations in Continental Europe have been closed and non-core businesses in North America have been sold or negotiations are ongoing for their disposal.

We have also restructured our balance sheet, raising £794m from the property portfolio through sale and leaseback, securitisation and the disposal of other properties as well as £719m from two public Eurobonds, which were well received by the market. We completed the changes to our capital structure allowing £2bn to be returned to shareholders and leaving the Group with the right capital structure to generate greater value for our shareholders. This has been achieved whilst retaining ownership of our prime properties, a source of real competitive advantage for the Group. The Group remains highly cash generative with operating cash inflow from our Retail and Financial Services businesses of £1.1bn.

Group operating profit from continuing operations was £629.1m, an increase of 30.8%. The profits were driven by the performance of UK Retail, by far the biggest part of the Group, although earnings from Financial Services and continuing International Operations were lower than last year.

The UK Retail profit improvement of £170.4m to £505.2m (excluding exceptional items) was due to improved sales and a better buying margin. UK Retail sales were £6.6bn, 4.5% up on last year. Within this, clothing sales increased by 3.4% overall, but improved steadily throughout the year, rising from a decrease on the previous year of 9.1% in the first quarter to an increase of 16.5% in quarter 4. Foods and Home performed consistently throughout the year with increases of 5.7% and 4.9% respectively. We continued to benefit from the actions we took to consolidate the clothing supply chain and produce more merchandise overseas, and the clothing buying-in margin was 3 percentage points higher than last year. Costs were well controlled and, excluding employee performance related bonuses of £52.8m, were 0.6% above last year.

In Financial Services, operating profits fell from £96.3m last year to £84.2m. Income from our Chargecard held up well, but the level of personal loan advances has fallen in a very price-competitive market. Overall profits were reduced by an increase in the bad debt charge of £11.9m as we revised our approach to providing for bad debts across our range of credit products.

Sales in our on-going International Operations fell by 2.3% and operating profits were down 31% at £20.7m. The performance in the Republic of Ireland was encouraging, but many of our Franchise partners in Europe and the Middle East, together with our business in Hong Kong, experienced difficult trading conditions.



Roger Holmes
Managing Director, UK Retail
'We set out a detailed recovery strategy last year, saying we wanted to get back to what Marks & Spencer does best, and do it by listening to our customers. I'm proud to report on the good progress we have made, and I'm delighted that customers are noticing a difference.'

The disposal of our Stores in Continental Europe and Brooks Brothers in the US were completed. We sold our French business to Group Galeries Lafayette, our Spanish business to El Corte Ingles and closed our other Continental European operations within the time frame and cost we had projected and provided for last year. Brooks Brothers was disposed of for £157.1m and, excluding goodwill which had previously been written off to reserves, the loss on disposal was £8.5m, subject to finalisation of the sale process. As we go to press, negotiations relating to the disposal of Kings Super Markets are continuing.

The cost of funding our pension scheme has been increasing significantly in recent years, and as a result we have taken the decision to close the current scheme to new entrants to minimise the risk to shareholders in the future. We have introduced a very competitive defined contribution scheme for employees joining the Group from April 2002.

So, in summary, at the end of the financial year, we have achieved a much improved profit performance and a much more efficient balance sheet. To allow our shareholders to share in this improved performance, we propose a final dividend per share of 5.8p, up 9.4%, giving a full year dividend of 9.5p per share.

Looking now at our businesses in more detail.

UK Retail

Turning around our Clothing business

We identified a number of major issues to address during the year as part of our recovery strategy for Clothing – product appeal, quality and fit, availability, pricing and segmentation, or in other words, making sure we have something for everyone. Our aim was to produce higher quality goods, deliver them more quickly, and to do so at better prices. But strictly in that order of priority – better, faster, lower cost.

By the time we opened the doors on our autumn range in September 2001, we felt that the quality of our clothing, the way it was displayed, and our store environments, all made things a lot clearer for shoppers. In this way, the Perfect campaign was the first real outward indication that our mission to win back the hearts of loyal Marks & Spencer customers was on course. Perfect meant high quality, everyday wardrobe staples at accessible prices – for instance, a white stretch blouse and black roll-neck jumper relevant for every woman of every age. Items that typified the clothes for which we have always been famous and on which our customers had always relied. The response was wonderful, and was instrumental in restoring confidence, not just for customers and the press, but for everyone within the business – at last we felt we were getting back to doing what Marks & Spencer does best.



Steve Longdon
Business Unit Director
Womenswear
'We're working hand in hand with our suppliers to give our customers high quality merchandise. Our suppliers in the UK and overseas operate some of the best production facilities in the world to ensure just that.'



Yasmin Yusuf
Creative Director for Clothing
'We've been listening to customers and learning all the time, interpreting style in a way that's relevant to the lives and attitudes of the people we serve. We provide 'good, better and best' at prices people wish to pay, and very few high street brands can match that.'

Perfect re-established our credentials with our core customer, and its success formed a solid base for us to complement these key ranges by launching per una, which followed at the end of September. It moved to 90 stores and now features in 140. Per una is a stylish and competitively-priced range designed and made exclusively for us by George Davies. Fashionable, affordable and colourful, per una is an important part of the mix which enables us to attract different customers. It also complements our core ranges, allowing us to offer more choice for our existing shoppers.

Later in autumn we trialled five Classic shops, with such success that we will have extended this shop fit to 130 stores by the end of June and will be adding 40 more next year. Classics is quite clearly for the more traditional (not necessarily older) dresser and has been particularly successful in attracting back customers who had felt the need to shop elsewhere in recent years. Unlike our competitors, we cater for a wide variety of people in terms of lifestyles and outlook on fashion, and do so across three adult generations. This is challenging, but we're confident that by segmenting our various ranges, we are making shopping for clothes clearer and easier.

We not only segment our ranges by lifestyle attitude, but also offer a large number of styles in clearly differentiated price ranges – all displayed in a way customers will clearly comprehend. We work on the principle of providing 'good, better and best'. Our prices clearly establish the categories, with our keenly-priced Essentials range quite obviously just that – essential.

Springing a surprise

In January we launched our spring collection in 58 stores, earlier than we've ever done before. The overnight transformation of one million sq ft of sales space, to display the 2002 collection was a tremendous team effort. The impact and customer response was excellent, with the range described as a 'return to classics with the emphasis on easy glamour'. The success was also due in large part to the influence of our rejuvenated in-house design team and Womenswear product teams. Their use of colour and creation of collections inspire customers to put whole looks together. The team has focused on appeal and quality by listening to our customers and learning season by season, then providing clear direction for our suppliers.

Season by season we've also been improving the fit of our clothing, aided by the previous year's comprehensive survey involving 2,500 women. The Bra Sensor, unique and exclusive to Marks & Spencer, ensures customers are advised on the best fitting bra to meet their needs, and has been introduced in all stores. In November we launched Shapewear, lingerie which helps improve the look of any body shape, in both light and firm control ranges. The clothes take advantage of an innovative process called Selvedge which finishes the edges of a

magic moments!



'We're like a couple of kids in a sweet shop. Must have this, must have that! Retail therapy at its best!'

Our store renewal programme is based on creative thinking, careful planning and listening to what our customers want. New layouts, new lighting, new displays and new concepts like Beauty Shops and Café Revive – have all helped to bring customers back to our stores this year.

relax!



'Forget the office she said! Buy yourself something cool for the beach she said! You'd look great in Blue Harbour she said! Enough said.'

Blue Harbour is a great example of our new approach to creating and displaying our menswear range. For men of all ages and tastes, it's now easier to find the right clothes for office, home or holiday with maximum style and minimum fuss.



Michele Jobling
Managing Director
The Zip project Ltd.
'With the help of our suppliers we're quite deliberately creating a business model suited to improving our childrenswear performance. The aim of the Zip project is to provide product appeal and consistent quality in our clothes and get our products into stores more quickly, at better prices.'



Maurice Helfgott
Business Unit Director
Menswear
'Blue Harbour is an exciting step forward. Improving in areas like our casual wear, with a disciplined focus on our customers' needs, will help us continue the strong recovery in our menswear business.'

garment in a way that eliminates the need for bulky and visible elastics. We're launching a new clothing range for larger women, having worked hard to offer the best fit on the high street and doing so at the same prices as all other sizes.

Also with spring arrived Blue Harbour, our range of casual wear for men. It combines authentic, American casual style with Marks & Spencer quality in more than 250 different items such as polo and rugby shirts and cotton knitwear. Blue Harbour sales and feedback tell us we have a real success. Here it's worth reflecting that getting things right for our menswear customers is playing its own important role in the recovery of our clothing business.

Whether working on Blue Harbour, formal wear, sportswear, or fashion items from the Autograph range, our menswear team display the same 'passion for product' as all our teams now do. We now offer last year's innovative machine-washable suit in more styles and colours and in autumn made it available as an evening suit. In February we launched our urban-survival suit – designed for everyday comfort, the suit, made of Italian wool, can be used to dress up or dress casually. An innovative production process keeps the suit fresh and crease-free, however busy its wearer is.

Continuing growth in Clothing

Overall sales trends in adult clothing have filled us with enthusiasm and optimism. We are very clear about the areas in which we'd lost market share of adult clothing – but our recent trading gives us confidence that we are regaining this lost share and will continue to do so. We have robust plans in place to support this, and are further developing areas of our segmentation programme which have been particularly successful, such as Classics. These will be refined and extended over the next 18 months, and the segmentation complemented by other ranges, such as the development of our smart-casual wear.

We're also making big changes in our childrenswear department. We have always applied strict safety testing and have the best quality children's clothing on the market, but our leadership position in childrenswear generally has been eroded over recent years. We've set up our new Zip project to overcome this. It's a joint venture company with long-standing supplier Desmond & Sons. Quite simply we looked at what we and our suppliers were doing and cut out any duplication by creating a single organisation to design, specify and procure our childrenswear. The Zip project combines the very best attributes of a supplier and a retailer in one organisation and aims to enhance our product offer, bring clothes faster to market and reduce costs in doing so – thus improving both prices for customers and margins for the company. The first products will be in store this summer. In creating Zip we have brought 120 skilled jobs to the garment industry in Northern Ireland.

In addition, Childrenswear is keen to involve personalities who are fans of Marks & Spencer, so we were delighted in February 2002 to sign David Beckham, a real style icon and role model, to help with our boyswear range. The first products will arrive in stores in September 2002.

A traditional Marks & Spencer Christmas

Celebrities also played a key role in our successful Christmas trading. Our television advertising featured well-known figures such as Honor Blackman, Matthew Pinsent, Zoe Ball and Hugh Laurie, genuine fans of our stores and products, who reminded us that Marks & Spencer is Christmas in three words. We really pulled out all the stops to provide our customers with gift ideas and inspiration, and special Christmas food lines, over 70% of which were new or improved from last year. We introduced 254 special gift shops and set about creating 'magic and sparkle' and real theatre in our stores. We were pleased to see customers respond positively to these product innovations and promotional activity, which were backed by enhanced designs in certain ranges such as knitwear. We also benefited from improvements in the fit of clothing and availability of lingerie – all of these factors contributing to our successful Christmas trading. Customer satisfaction was generally far higher, and this, combined with strong sales, meant we put 25% less stock into our post-Christmas sale.

A fresh new look for more and more stores

Underpinning our successful Christmas and the clothing launches of autumn and spring, was our continuing store renewal programme. This covered over 100 stores this year, and now over 65% of sales space has the new look. We recognised at the start of the financial year that with only 23 stores refreshed to the new concept, many of our customers had yet to see the new look Marks & Spencer. So in summer we devised and tested a lower cost, more rapid renewal process in two stores, St Albans and Reading. We learnt a great deal from this process to form a solid basis for our renewal programme.

Our research shows customers are highly aware of the changes taking place and find the stores brighter, more modern and easier to browse around, with eye-catching and inviting displays. When stores are renewed we treat their relaunch as a real opportunity to get local communities involved, with events like fashion shows and wine-tasting. In this way, local media are always very supportive of the changes taking place at stores up and down the country. Of course the success of our renewals and launches is also very much down to the hard work and support of our stores' greatest assets, our people. Our colleagues generally now feel far prouder of their stores and their roles within them. Importantly, the renewals lead to sales increases, which more than cover the costs of the work.



Alan McWalter
Director Group Marketing
'The 'Magic and Sparkle' Christmas advertising campaigns were important elements of our total marketing effort, strengthening the trust people place in us and making Marks & Spencer a destination shop at Christmas.'

To bring lapsed, or not-so-regular shoppers back in to assess the renewed Marks & Spencer, we organise 'cardholder events', special promotions for Chargecard holders. Successful in enticing shoppers back, the events have the added bonus of recruiting significant numbers of new cardholders, including 19,000 in two days in October. We will be continuing our store renewals programme next year, improving at least another 100 stores by November 2002. We will also revise our original trial stores to reflect the new best practice and, as soon as possible, address the remaining stores in our portfolio. After that, refreshing our stores will be an ongoing process, so Marks & Spencer branches will always present a bright and contemporary face to our loyal shoppers.

Another one of our 'stores' has also enjoyed significant renewal during the year. Thousands of customers every week take advantage of the convenience of our website to order clothing, home goods, flowers, hampers and much more. We have invested in the capacity of the site, which is now a top 10 retail site in the UK. Many more people also visit the site not to buy goods, but to discover the information they need about our stores, products and services.

Constant innovation drives our Food business

Innovation keeps us ahead of the competition when it comes to convenient speciality foods, and we introduced 600 new products in autumn and a further 500 in spring. By launching 1,000 lines every year – approximately 25% of the products we sell – we constantly refresh the choice customers find in our stores. We celebrated 21 years in the sandwich business (having been the first company to sell pre-packed sandwiches) with Chef Specials, a gourmet range developed for us by six of the UK's leading chefs. We also ran a food advertising campaign reminding everyone of the premium quality of our produce, meat and fish. All these initiatives helped our food business maintain market share this year in an increasingly competitive environment.

Our customers continue to trust us to lead the market in setting even higher standards for the safety and origin of our food. In previous years we were the first to guarantee all our products as GM free and have been selling only free range eggs since 1997. This year we extended this commitment on eggs to their use as an ingredient in all our prepared foods, and will achieve this by the autumn. On pesticides we have removed a further 79 that are commonly used, giving us an industry leading position. As a 100% own brand business, Marks & Spencer is uniquely placed to make this type of commitment.


Marks & Spencer
Other major food retailers
2001
2002
Customer perception of food quality



Justin King
Business Unit Director Food
'People trust the quality of our food and clearly love it, so we're looking at ways to make it accessible to more people, more often.'


food, glorious food!

'Get home, kick off my shoes, pour a glass of something cold and curl up on the sofa with a chicken curry from Marks & Spencer – heaven.'

Delicious, nutritious, well prepared and well-thought-out food ranges for busy bodies of all kinds – that's the order of the day at Marks & Spencer. And with our new Simply Food stores, we're looking to sell more food to more people, more often.



Keith Bogg
Business Unit Director
Home and Direct
'Nowadays, people update and refresh their home more often, and customer feedback tells us we're serving them well with inspirational solutions. I believe there is a large opportunity for Marks & Spencer in our Home department.'

One of the year's key food successes was the pilot of a new style of high street food store, Simply Food. Customers love our convenient food but it isn't always convenient for them to visit our branches. That's the reasoning behind these stores, the first two of which opened in Surbiton and Twickenham in July 2001. Offering busy customers a quick stop, top-up shop, during extended hours, the shops are a real success and we are committed to opening 20 more over the coming year, with a further 30 to follow. Of course this commitment may be subject to overcoming property issues, but we are confident in our plans. Not only is our food offer suited to this small format, but our supply chain is better suited than our competitors' to servicing small high street outlets. We also opened three slightly smaller Simply Food outlets at main line railway stations, as a joint venture with Compass Group, and these, too, have exceeded their targets. We're exploring a number of other similar opportunities to make our popular food available to even more people, more often.

One of the most successful elements of our store renewals programme has been our Café Revive coffee shops. Now numbering 94, the cafes represent one of the most successful coffee shop chains on the high street, serving over 500,000 customers a week, and taking over £2m in Christmas week alone. As well as the refreshments available, including our Café Revive blend itself, customers enjoy the relaxed ambience, natural light and views. This year we will be adding 49 more Café Revives.

As demonstrated by our coffee shops, we're always listening to customers in our attempts to find better ways of using sales space in our Food business, which is why we have taken 34 deli counters out of our stores, but added 92 new bakeries. We are also embarking on a five year, £35m a year refrigeration renewal programme, to help maintain our reputation for food quality.

Building on successful growth in Home and Beauty

As part of our renewal programme, we assigned an extra 200,000 sq ft of space to Home and after trials at Merry Hill and Bromley, have extended our new Home concept to 27 larger stores. The look features dramatic lighting, friendly and efficient customer service areas and improved displays. We now display complete room ideas, or 'shops within shops', such as a kitchen shop, bed shop and bath shop. While we maintain high product quality, customers enjoy a wide range of price options following the same segmentation logic of our clothing – good, better, best. This particularly increases our appeal to younger customers, including those equipping a first home. These new ideas have increased Home sales at the 27 stores by over 10% and have been received very well by colleagues and customers alike. In fact we are convinced by customer reaction to our new concept that there is a huge opportunity for the Marks & Spencer brand in this fragmented market and we are currently looking at ways of introducing new products and services and making these more accessible to our customers.

By adding 50 more Beauty shops we completed our large store Beauty renewal programme and now have 80 in these stores. We have been working hard to position ourselves as a real destination on the high street for Beauty having added over 700 Beauty lines during the year, bringing in outside expertise such as Danielle Ryman the aromacologist. We've also updated many firm customer favourites, and have been developing ranges to appeal to all age groups. In spring, we launched our new Enhance range of cosmetics, which is available in all stores. Also, recognising that only 2% of our customers regularly buy our Beauty products, we are raising awareness through sampling, which began in May 2002, with one million free samples.

People are the lifeblood of our stores' success

We launched our Foundations For Success programme to set out new ways of working in stores, and new levels of customer service to aim for. The initiative focuses attention on 'power hours', the key times of day when each different store is at its busiest, and everyone available helps on the sales floor. The programme also ensures regular team briefings and a concentration on all the little efficiencies and 'shopkeeping' tasks that add up to making it really easy and enjoyable for our customers to shop.

Above all, it has encouraged colleagues to become accountable for the performance of their store. This, along with a new bonus scheme based on store sales targets where colleagues can earn a bonus above their salary, and the general recovery in sales, has seen a major leap in the motivation of the people within Marks & Spencer, which we believe now shows in the service we provide. We hope that by building on the Foundations For Success we can progress to the point where Marks & Spencer is recognised as the clear market leader for service standards.

Training also plays a major role in improved customer service, and we've decked out a 'model' store of 30,000 sq ft at White City for just that purpose. Colleagues visit to improve their sales and service techniques and learn about visual display principles. We have also implemented a training module for all our lingerie sales teams to help them advise customers on the most appropriate underwear. Similarly, 500 colleagues working in our new Home service centres can take advantage of a customer service training package. Uniquely on the high street, both these training courses can lead to a BTEC qualification.

Changing the way we work also applies to all the central administration and support roles, and work to create an inspirational and efficient business environment is well under way. We are calling this the Grand Union Programme, and one major part is the relocation of activities from Baker Street to purpose-built premises at Paddington Basin. This is scheduled for completion by March 2004, and gives us the opportunity to release the financial asset we have in Baker Street.



Barry Stevenson
Retail Director
'People are the key to the success of any organisation, so I'm delighted to report that my colleagues in our stores have got their confidence back and are as keen as I am to see Marks & Spencer once again recognised as the clear leader for customer service.'



Jack Paterson
Business Unit Director, Beauty and Lingerie
'Continuous product innovation is at the heart of our Lingerie range and is a key element in making us the number one destination shop for Lingerie. It is this same inherent philosophy that is steadily driving the growth of our Beauty business.'



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Complete roo[illegible] isplays portraying [illegible]erent [illegible]styles and friendly service centres have put our homeware products in the spotlight, with ne[illegible] ft furnishings, be[illegible] ens and househ[illegible] and kitchen accessories proving great [illegible]vourites with customers.

the finishing touch!


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Customer returns for quality issues
1994 – 2002

In describing our performance over the year it is also important to recognise the efforts of the many able managers we have added to our teams, from outside the Group as well as from within. In fact, it has become generally easier to recruit talented staff, as more and more people are attracted by the opportunity of being part of the growing number of successes at Marks & Spencer.

Close working relationships with suppliers

We have helped our suppliers refocus their activities into industries, such as knitwear, or lingerie, both to play to their core strengths and for greater efficiency in our dealings with them. Suppliers have also responded well to the Key Performance Indicator (KPI) programme established in autumn 2000. Our suppliers were involved in creating these KPIs and within each industry are measured and ranked on quality, production and despatch, flexibility, design and cost.

We release the figures each season and there is clear evidence of suppliers responding to this feedback. The acid test is the percentage of product returned by customers, and this has been falling steadily quarter by quarter, exceeding our targets. Customer complaints too are down, 35% on last year. With a specific focus on our top 500 lines, availability has also shown a marked improvement, exceeding our targets. Christmas was particularly good in this respect as we had £100 million more stock in our stores rather than warehouses this year.

Our long standing UK-based suppliers have re-positioned most of their manufacturing facilities overseas, with 25% still produced in the UK and 75% abroad. All of our plants are visited regularly by our buying teams to ensure they consistently meet our performance requirements. We also commission independent auditing to check compliance with our Global Sourcing Principles and with the standards set by the Government-sponsored Ethical Trading Initiative, of which we are a member.

However, with the move towards overseas production, we made sure of keeping a high level of response and production flexibility. We also maintain flexibility in our 'menu' of supply chain options. Our main choice is the collaborative approach, in which we work closely with our partners on design and development before they then manufacture the goods. But in some cases we manage all development work before specifying our exact requirements. And we are also using alternative supply methods such as our joint venture childrenswear company, Zip project, or per una, where we have delegated the entire management of a category to a dedicated and exclusive supplier.



Laurel Powers-Freeling
Chief Executive Marks & Spencer Financial Services
'I believe that Financial Services is something of a secret weapon in the Group, and my objective is to re-invigorate our classic credit business, and reach the point where our customer offer is seen as essential to have in-store.'

Financial Services

In Marks & Spencer Financial Services we have concentrated this year on a comprehensive review of our business, perhaps one year behind the similar review and focus on the Company's UK Retail activities. Overall our financial performance and our review indicated that we have been operating in some product areas where we have not grown to sufficient scale to compete effectively in the market. In other areas we have not made the most of our advantages and opportunities. Therefore we are restructuring our business to focus our efforts on what we do best and where we can achieve most. In some areas, such as Group Stakeholder Pensions, we will be scaling back our activities to allow us to concentrate on our very loyal Marks & Spencer Retail shoppers. We know that our business will benefit by offering our Retail customers the financial products they really want, at prices they want to pay and with greater access through our stores. We will concentrate on our card activities and lending and we will be looking to reinvigorate our classic credit business. Approximately 20% of store transactions are still made on our own Chargecard. But there are still many customers who don't have a card, or don't even know much about our financial services. While this arena has become more competitive of late, we believe with our brand name, and by altering our pricing structures to be more attractive, we have a clear opportunity to succeed. Later this year we intend to pilot a combined credit and loyalty card in two regions of the UK, as part of a plan to strengthen and extend the relationship with our customers. We will also continue to introduce Financial Services Centres to improve our financial services offering for shoppers in stores.

Corporate Social Responsibility

The concepts of environmental performance, company responsibility and sustainability are becoming increasingly important to all major corporations. As a company, Marks & Spencer has always been much more than a collection of 'shops'. Throughout our existence we have always aspired to establish a broader role in the community and act in a socially responsible way, and people trust us to do so. Our current management is keen to remain true to these core values, appreciating also the solid business and shareholder benefits of engendering this trust. To this end we have a committee, led by Luc Vandevelde, to bring leadership and to demonstrate an even stronger commitment to corporate social responsibility across the Group.

Furthermore, we recognise now that many different stakeholder groups, not least investors, the Government, our customers and our colleagues within the Group, wish to know more about our activity under the Corporate Social Responsibility (CSR) umbrella. While we have addressed the issue in recent annual reviews, we will be publishing an interim CSR report in November 2002. This will act as an introduction to our first full CSR report which will accompany our next annual report in June 2003.


nothing but the best!
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and



Graham Oakley
Company Secretary,
Chief Legal Advisor
'Our continuing commitment to social responsibility is demonstrated by Luc chairing our CSR committee, which provides the Board with an overview of the social, environmental and ethical impacts of the Group's activities.'

In this review we have already referred to some of the initiatives which will feature in these reports. But it's worth reflecting on some of the other activities throughout the Group designed to improve life for all sorts of different people, over and above the charitable donations we make as individuals and as a Company. A variety of programmes organised by the Prince's Trust and Business in the Community offer our managers opportunities to develop their skills through volunteer work and secondments to charitable organisations. And in an effort to help tackle the issue of social exclusion, we have been piloting schemes which offer work placements to help homeless people back into society, and assist in the rehabilitation of offenders. We also donate unsold foods to a wide variety of charities who provide meals to those in need.

As mentioned earlier, we still take a lead on food integrity issues; another example of this has been the establishment of nut-free factories to rule out problems for the increasing number of people prone to anaphylaxis, rather than simply carrying on as before and adding a warning label. We were also named Compassionate Supermarket of the Year 2002 by Compassion in World Farming (CIWF), the UK's leading farm animal welfare group.

Our initiatives also include those which care for the environment – indeed we are now placed 14th in the Business in the Environment FTSE 300 Index, the highest-ranked general retailer in the listing. We're also developing a new strategy for how we can help in appropriate ways with the country's health agenda, and currently run successful initiatives relating to breast cancer and disabled access to public places.

For many decades now, Marks & Spencer has been actively involved in improving the quality of life for a wide range of communities, and in the early days of the 21st Century our commitment to society remains as strong as ever. We want to be the most trusted retailer wherever we trade, trusted by all people whose lives our business touches – our customers, our colleagues, our suppliers and their staff, and the communities in which we operate. In securing our recovery and continuously building for our future, our aim remains to do this as a leading socially responsible business.

Board Members



Luc Vandevelde
Chairman and Chief Executive
Age 51. Appointed in February 2000. Previously Chairman and CEO of Promodes, which he joined in 1995. During this time he built Promodes into an international retailer with operations across Europe, Asia and South America and merged Promodes with Carrefour in 1999. Chairman of ECR Europe. Luc was born in Belgium and has spent most of his career working internationally, including 24 years with Kraft where he finished as CEO of the French and Italian operations.



Roger Holmes
Managing Director UK Retail
Age 42. Appointed in January 2001. He joined the Company from Kingfisher where he was Chief Executive of the Electrical Sector and a main board director. Previously he was Finance Director with B&Q in 1994 and, three years later, he transferred to Woolworths to become Managing Director. Prior to Kingfisher, Roger spent seven years as a strategy consultant for McKinsey & Co., latterly as Principal, specialising in retail and consumer goods.



Alan McWalter
Director Group Marketing
Age 48. Appointed in January 2000. He joined the Company from Kingfisher where he was Marketing Director with Woolworths and previously Marketing and Development Director at Comet having spent his earlier career at Unilever and Spillers Foods. Alan is non-Executive Chairman of Constantine Holdings Limited and a Council Member of the Incorporated Society of British Advertisers. A fellow and past Chairman of the Marketing Society.



David Norgrove
Director Strategy and International
Age 54. Appointed in September 2000. He joined the Company in 1988 and has been a divisional director of Europe; worldwide franchising; menswear and strategy before taking up his current executive role. David's previous career includes Assistant Secretary with HM Treasury, The First National Bank of Chicago, and Private Secretary to Prime Minister Margaret Thatcher from 1985 until 1988. Other directorships include Mencap.



Laurel Powers-Freeling
Director. Chief Executive of Marks & Spencer Financial Services
Age 44. Appointed in November 2001. She was previously Managing Director at Lloyds TSB responsible for Wealth Management. She joined Lloyds TSB in 1994 as Group Finance Director for Lloyds Abbey Life and was subsequently Director of Finance and Retail Development within UK Retail Banking. After graduating from Columbia and Massachusetts Institute of Technology, she worked for McKinsey & Co. in the US and Europe and briefly at Morgan Stanley before joining Prudential plc and subsequently Lloyds TSB.



Alison Reed
Finance Director
Age 45. Appointed in July 2001. A Chartered Accountant. She joined Marks & Spencer in 1984 from Touche Ross & Co. Alison has held an extensive range of financial and commercial management roles. Her senior positions have included Commercial Executive for the Home & Gifts group, Divisional Director for Logistics and Group Financial Controller. She was appointed UK Retail Finance Director in 1999. She is also a non-executive director of HSBC Bank plc, a position she has held since 1996.



Brian Baldock CBE
Senior Independent Director
✱■●◆ (Chairman)
Age 67. Appointed in October 1996. Non-Executive Chairman from June 1999 to February 2000. Chairman of Sygen International plc, non-executive director of Cornhill Insurance plc, Chairman of Wellington Pub Company plc, Chairman of Mencap and Chairman of First Artist Corporation plc. Brian is past Chairman of The Lords Taverners, a fellow of the Royal Society of Arts, a companion of the British Institute of Management and a fellow of The Chartered Institute of Marketing.



Tony Ball
Non-Executive Director
✱◆■
Age 46. Appointed in September 2000. Chief Executive and Managing Director BSkyB since June 1999. He was previously President and CEO of US Company Fox/Liberty Networks, after serving as President and COO of Fox Sports International. At the beginning of his career with BSkyB in 1993, Tony was Head of Production and Operations of Sky Sports and General Manager of Broadcasting.



Jack Keenan
Non-Executive Director
✱◆■●
Age 65. Appointed in September 2001. He was previously Deputy CEO, Guinness UDV and a board member of Diageo plc until 2001. He joined International Distillers and Vintners (IDV) as Chief Executive in 1996 and was appointed to the Board of Grand Metropolitan plc. Prior to this he spent more than 30 years in marketing and general management positions with the General Foods Group and Kraft Foods International, rising to Chairman, Kraft Foods International. Jack is currently a non-executive director of The Body Shop International plc, Tomkins plc and General Mills Inc. He is also a patron of the advisory board of the Cambridge Centre for International Business and Management.



Kevin Lomax
Non-Executive Director
✱◆● (Chairman)
Age 53. Appointed in September 2000. A founding member of Misys in 1979. He was Non-Executive Chairman of Misys from May 1980 until June 1985, since when he has been Executive Chairman, leading Misys through a period of significant growth. Kevin has wide-ranging experience of the industrial sector including previous executive positions with Hanson plc, Wellman Incandescent Ltd, the Central Trading Group plc and STC. Director of the Royal Opera House.



Paul Myners
Non-Executive Director
✱●◆
Age 54. Appointed in April 2002. He retired as Chairman of Gartmore Investment Management Limited at the end of last year. His current directorships include Chairman of Guardian Media Group, Non-Executive Director of mm0₂ and his most recent appointment to the Board of the Bank of New York. He is a member of the Financial Reporting Council. Paul is also a Director of the Royal Academy, a Fellow of the Royal Society of Arts and Chairman of the Tate St Ives.



Dame Stella Rimington DCB
Non-Executive Director
✱●◆■ (Chairman)
Age 66. Appointed in January 1997. Her career with the Security Service spanned 27 years and she was the first woman to be appointed Director General and the first person in that position to have their name made public. She is also a non-executive director of BG Group plc.



Graham Oakley
Company Secretary, Chief Legal Advisor
Age 45. Appointed in August 1997. He qualified as a Solicitor in 1982 and began his career with the Navy, Army, and Air Force Institutes (NAAFI). In 1985 he joined Marks & Spencer's Legal Department and was appointed Head of Legal in 1990. In addition, in 1997 he was appointed Company Secretary with responsibility for Internal Audit, Risk Assessment and Insurance. In September 2000 Graham assumed corporate responsibility for Human Resources reporting directly to the Chairman.

✱ Independent
● Audit Committee
■ Remuneration Committee
◆ Nomination Committee

Summary reports

The Summary Financial Statement on pages 22 to 26, the Summary Remuneration Report on pages 27 and 28 and the Summary Directors' Report on this page are summaries of information contained in the Annual Report and Financial Statements. The aim is to provide shareholders with the key financial information in a clear and concise manner. For this reason, the Summary Financial Statement does not contain all the information to give a full understanding of the results of the Group and state of affairs of the Company and the Group.

The Directors' Report, the full accounts and the Auditors' Report on those accounts, which is unqualified, are contained in the Annual Report and Financial Statements 2002. Copies may be obtained free of charge from the Company as noted on page 29.

Summary Directors' report

Principal activities The principal activities of the Group are Retailing and Financial Services.

Financial Services includes the operations of the Group's retail financial services companies, which provide account cards, personal loans, unit trust management, life assurance, personal insurance and pensions.

Review of activities and future developments A review of the Group's activities and of the future development of the Group is contained in The Year in Review on pages 4 to 19.

Dividends The directors have declared dividends as follows:	£m
Ordinary shares	
Interim paid, 3.7p per share (last year 3.7p)	**105.2**
Proposed final, 5.8p per share (last year 5.3p)	**133.7**
Total ordinary dividends, 9.5p per share (last year 9.0p)	**238.9**

The final dividend will be paid on 19 July 2002 to shareholders whose names are on the Register of Members at the close of business on 31 May 2002.

Directors Current members of the Board are shown on page 20, with details of membership of principal Board committees.

Alison Reed and Laurel Powers-Freeling were appointed executive directors of Marks and Spencer p.l.c. on 11 July 2001 and 6 November 2001 respectively. Jack Keenan was appointed non-executive director on 1 September 2001. Robert Colvill retired from the Board on 31 December 2001.

As part of the capital reorganisation a new company, Marks and Spencer Group p.l.c., was incorporated on 23 July 2001. The original directors were Andy Ryde and Melissa Andrews who resigned on 22 January 2002 when the directors of Marks and Spencer p.l.c. were appointed as directors of Marks and Spencer Group p.l.c. On 2 April 2002, Paul Myners was appointed non-executive director of Marks and Spencer Group p.l.c.

Summary Corporate Governance

The Group is committed to high standards of Corporate Governance and complies with all the provisions of the Combined Code. A detailed statement of how the Group applies the principles is set out in the Annual Report and Financial Statements.

Annual General Meeting

The AGM will be held at 11.00 am on 10 July 2002 at the Royal Festival Hall in London. The Notice of Meeting (together with explanatory notes) is given in the booklet which accompanies this report.

Auditors' report

Auditors' report to the members of Marks and Spencer Group p.l.c. We have examined the Summary Financial Statement set out on pages 22 to 26 and the amounts disclosed relating to directors' remuneration on page 28.

Respective responsibilities of directors and auditors The directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review with the Annual Report and Financial Statements and its compliance with the relevant requirements of section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of opinion We conducted our work in accordance with Bulletin 1999/6 'The Auditors' Statement on the Summary Financial Statement', issued by the Auditing Practices Board.

Opinion In our opinion the Summary Financial Statement is consistent with the Annual Report and Financial Statements and Directors' Report of Marks and Spencer Group p.l.c. for the year ended 30 March 2002 and complies with the requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers

Chartered Accountants and Registered Auditors, London, 20 May 2002

Summary profit and loss account

	52 weeks ended 30 March 2002			52 weeks ended 31 March 2001		
	Continuing operations £m	Discontinued operations £m	Total £m	Continuing operations As restated £m	Discontinued operations As restated £m	Total As restated £m
Turnover	**7,619.4**	**516.0**	**8,135.4**	7,342.6	733.1	8,075.7
Operating profit						
Before exceptional operating charges	**629.1**	**14.7**	**643.8**	480.9	(13.9)	467.0
Exceptional operating charges	–	–	–	(26.5)	–	(26.5)
Total operating profit	**629.1**	**14.7**	**643.8**	454.4	(13.9)	440.5
Profit/(loss) on sale of property and other fixed assets	**41.2**	–	**41.2**	(83.0)	(0.2)	(83.2)
Provision for loss on discontinued operations	–	–	–	–	(224.0)	(224.0)
Loss on sale/termination of operations	–	**(366.7)**	**(366.7)**	(1.7)	–	(1.7)
Net interest income	**17.6**	–	**17.6**	13.9	–	13.9
Profit/(loss) on ordinary activities before taxation	**687.9**	**(352.0)**	**335.9**	383.6	(238.1)	145.5
Taxation on ordinary activities	**(195.1)**	**12.6**	**(182.5)**	(146.3)	(3.2)	(149.5)
Profit/(loss) on ordinary activities after taxation	**492.8**	**(339.4)**	**153.4**	237.3	(241.3)	(4.0)
Minority interests (all equity)	**1.1**	**(1.5)**	**(0.4)**	0.5	(2.0)	(1.5)
Profit/(loss) attributable to shareholders	**493.9**	**(340.9)**	**153.0**	237.8	(243.3)	(5.5)
Dividends	**(238.9)**	–	**(238.9)**	(258.3)	–	(258.3)
Retained profit/(loss) for the period	**255.0**	**(340.9)**	**(85.9)**	(20.5)	(243.3)	(263.8)
Earnings per share			**5.4p**			(0.2)p
Adjusted earnings per share			**16.3p**			11.2p
Dividend per share			**9.5p**			9.0p

Notes to summary profit and loss account

	2002 £m	2001 £m
Turnover from continuing operations		
UK Retail	**6,575.2**	6,293.0
International Retail	**693.4**	686.5
Financial Services	**350.8**	363.1
Total	**7,619.4**	7,342.6
Operating profit from continuing operations before exceptional charges		
UK Retail	**505.2**	334.8
International Retail	**33.3**	41.9
Financial Services	**84.2**	96.3
Excess interest charged within Financial Services	**6.4**	7.9
Total	**629.1**	480.9

Commentary

The layout of the profit and loss account shows the same discontinued operations for this year and last year separately. The left hand column for each year, which shows the results from continuing operations, gives a clearer understanding of the underlying and future trading performance of the Group.

We have adopted a new accounting policy on deferred tax due to a new accounting standard being issued. As a result we have restated the comparatives to comply with the new policy, reducing opening net assets by £79.6m and increasing last year's tax charge by £6.8m.

Turnover

UK Retail sales (including VAT of £665.0m) for the 52 weeks comprise clothing, footwear and gifts £3.8bn (last year £3.6bn); home £0.4bn (last year £0.4bn); and foods £3.1bn (last year £2.9bn).

A summary of the sales performance (including VAT) for the year is given below:

% increase/(decrease) on last year	14 weeks to 7 July	12 weeks to 29 Sept	15 weeks to 12 Jan	11 weeks to 30 March	52 weeks to 30 March
Clothing, footwear & gifts	(9.1)	0.8	8.0	16.5	3.4
Home	(1.5)	6.6	9.9	6.2	4.9
Foods	5.9	4.9	6.0	6.0	5.7
Total	**(2.6)**	**2.8**	**7.3**	**10.9**	**4.5**

Operating profit

The increase in **UK Retail** operating profit before exceptional charges results from the 4.5% increase in sales (excluding VAT), an improvement in gross margin due to better buying practices and less merchandise being sold at reduced prices, partly offset by a 3.6% increase in operating costs.

The increase in operating costs arises largely as a result of an additional £52.8m of performance bonuses for management and store staff shared across 56,000 employees, £26.0m of additional pension costs following an actuarial valuation of the pension scheme, offset by a decrease in other operating costs due to savings in consultancy fees, marketing, IT and closure of the 'Direct' clothing catalogue operation.

Continuing **International Retail** includes Kings Super Markets in the US as the intended disposal has not yet been completed. Kings Super Markets contributed £12.6m to operating profit (last year £11.9m).

Excluding Kings, operating profit from retained International businesses (Republic of Ireland, franchises and Hong Kong) is down 31.0% at £20.7m. Within this, there was an encouraging performance in the Republic of Ireland but some of our franchises partners experienced difficult trading conditions. Our business in Hong Kong, which we have decided to retain and run as if it were a franchise, also traded below last year's level in a weak economy and incurred approximately £5m in restructuring and abortive sale costs.

Financial Services operating profits decreased by £12.1m to £84.2m largely as a result of an increase in bad debt charges and negative investment returns, in line with the underlying markets, on funds held by our captive insurance company. These were partly offset by reductions in operating costs.

Exceptional items

Asset disposals generated a profit of £41.2m. This includes a gain of £50.0m on the sale and leaseback of properties.

Brooks Brothers, which was sold for £157.1m, gave rise to a book loss of £376.7m. The loss reflects a charge of £368.2m for goodwill which was written off to reserves when Brooks Brothers was acquired and which we are now required to charge to the profit and loss account.

The costs to date of exiting the Continental European operation have been £136.8m, including trading losses of £42.5m. The provision for Continental European closure costs made last year has been utilised against these costs and we have released £10.0m as we now expect the closure of Continental Europe to cost less than originally anticipated.

Taxation

The charge for taxation of £182.5m represents 54.3% of the profit before tax. Excluding the effect of exceptional items the tax charge for the year is £195.7m giving an effective tax rate of 29.6% (last year 32.9%).

Earnings per share

An adjusted earnings per share figure of 16.3p (last year 11.2p) has also been calculated, which excludes the effect of all exceptional items referred to above.

Summary balance sheet
AT 30 MARCH 2002

	2002 £m	2001 As restated £m
Fixed assets		
Tangible assets	**3,381.2**	4,118.9
Investments	**50.3**	58.3
	3,431.5	4,177.2
Current assets		
Stocks	**325.3**	472.5
Debtors	**2,619.3**	2,629.3
Cash and investments	**816.1**	414.4
	3,760.7	3,516.2
Current liabilities		
Creditors: amounts falling due within one year	**(1,750.8)**	(1,981.6)
Net current assets	**2,009.9**	1,534.6
Total assets less current liabilities	**5,441.4**	5,711.8
Creditors: amounts falling due after more than one year	**(2,156.3)**	(735.1)
Provisions for liabilities and charges	**(203.8)**	(395.3)
Net assets	**3,081.3**	4,581.4
Shareholders' funds (including non-equity interests)	**3,080.9**	4,565.8
Minority interests (all equity)	**0.4**	15.6
Total capital employed	**3,081.3**	4,581.4

Approved by the Board 20 May 2002
Luc Vandevelde, Chairman and Chief Executive
Alison Reed, Group Finance Director

Commentary

Tangible fixed assets relate mainly to our properties and their fitting out, and also to equipment and computers.

The decrease in net book value of £737.7m since March 2001 reflects the following:
- additions relating to our capital investment programme of £290.5m;
- depreciation charges for the year of £249.6m;
- the disposal of Brooks Brothers (£76.4m);
- the sale and leaseback of property;
- the closure of the Continental European business; and
- other disposals of property and assets during the year.

Stocks have decreased largely as a result of the sale of Brooks Brothers and the closure of Continental European operations.

Debtors have decreased by £10.0m. Underlying this is a decrease in customer advances within Financial Services of £76.2m partly offset by a debtor for the sale of the French stores.

Cash and investments have increased by £401.7m primarily due to the fact that at the end of March only £1.7bn of an estimated £2.0bn had been returned to shareholders.

Total creditors due within and after more than one year have increased by £1,190.4m reflecting the increase in the level of debt from the issue of two public bonds, further issues under the Medium Term Note programme and the raising of funds from the securitisation of property assets.

Provisions for liabilities and charges have decreased by £191.5m largely as a result of:
- utilisation of prior year provisions in respect of redundancy costs and the closure of the 'Direct' catalogue business within UK Retail;
- utilisation of prior year provisions against trading losses, redundancy and closure costs in respect of the closure of the Group's operations in Continental Europe; and
- a reduction in deferred tax relating to disposals in the period.

Shareholders' funds have decreased by £1,484.9m reflecting the capital restructuring and subsequent redemption of B shares and the purchase of own shares totalling £1,769.9m during the year offset by retained profits of £282.3m, excluding the adjustment to goodwill for Brooks.

Summary cash flow information

FOR THE PERIOD ENDED 30 MARCH 2002

	2002 £m	2001 £m
Operating activities		
Net cash inflow before exceptional items	**1,123.7**	706.7
Exceptional operating cash flows	**(30.0)**	(30.3)
Cash inflow from operating activities	**1,093.7**	676.4
Returns on investments and servicing of finance	**36.8**	12.6
Taxation	**(179.4)**	(164.6)
Capital expenditure and financial investment	**176.0**	(258.2)
Acquisitions and disposals	**261.6**	5.9
Equity dividends paid	**(256.7)**	(258.6)
Cash inflow before funding	**1,132.0**	13.5

Commentary

Cash inflow from operating activities of £1,093.7m can be split between Retailing cash inflows of £853.5m (last year £654.2m) and Financial Services cash inflows of £240.2m (last year £22.2m).

Net interest received during the period has increased largely as a result of the timing of interest payments.

Taxation is partly paid in arrears and part of the outflow reflects the payment of the tax due for the previous year. The remainder is in respect of this period's quarterly tax payments.

Capital expenditure and financial investment generated a cash inflow of £176.0m. This largely reflects the payments to acquire tangible fixed assets of £285.7m offset by sale proceeds of £455.6m arising from the sale and leaseback of property and the disposal of other assets.

The cash inflow from **acquisitions and disposals** of £261.6m represents monies received on the disposal of Brooks Brothers and the closure of Continental Europe offset by any disposal or closure costs incurred.

Equity dividends paid of £256.7m represent the previous year's final dividend and this year's interim dividend.

Cash inflow before funding of £1,132.0m, together with new debt in the form of public bonds and securitisation of the property portfolio has been used to fund the redemption of B shares and the purchase of own shares. Overall net debt, after returning £1.7bn to shareholders, has increased to £1,907.0m (last year £1,277.8m).

The net debt breaks down into net debt within Retailing of £475.0m (last year net funds of £369.4m) and net debt within Financial Services of £1,432.0m (last year £1,647.2m). A level of gearing has been introduced into the Retail balance sheet.

Five year group financial summary

	2002 52 weeks £m	2001 52 weeks £m	2000 53 weeks £m	1999 52 weeks £m	1998 52 weeks £m
Turnover from continuing operations					
UK Retail	**6,575.2**	6,293.0	6,482.7	6,601.1	6,695.8
International Retail	**693.4**	686.5	636.3	581.2	592.6
Financial Services	**350.8**	363.1	364.6	348.6	274.8
Operating profit from continuing operations (before exceptionals)[2]					
UK Retail[1]	**505.2**	334.8	420.1	478.9	871.5
International Retail[1]	**33.3**	41.9	24.0	14.5	54.5
Financial Services	**84.2**	96.3	115.9	110.7	89.4
Profit before tax and exceptionals[1]	**661.4**	480.9	557.2	628.4	1,104.6
Profit before taxation[1]	**335.9**	145.5	417.5	546.1	1,155.0
Adjusted earnings per share[1,3,4]	**16.3p**	11.2p	13.8p	15.6p	27.6p
Earnings per share[4]	**5.4p**	(0.2)p	9.6p	13.0p	28.8p
Dividend per share	**9.5p**	9.0p	9.0p	14.4p	14.3p
Balance sheet					
Net assets[1,4]	**3,081.3**	4,581.4	4,849.0	4,806.6	4,781.8
Net debt	**(1,907.0)**	(1,277.8)	(1,251.4)	(1,181.6)	(319.3)
Capital expenditure[1]	**290.5**	255.7	450.6	683.1	750.2
UK Retail footage (000 sq ft)	**12,229**	12,440	12,265	11,960	10,977
International Retail footage (000 sq ft)	**955**	954	951	916	754
Staffing (full-time equivalent)					
UK Retail	**40,854**	41,573	41,699	40,814	38,349
International Retail	**3,759**	3,537	3,419	3,740	3,506
Financial Services	**1,368**	1,363	1,252	1,070	1,014

[1]Restated for 1998 for the change in accounting policy relating to the depreciation of fit out.
[2]Excess interest charged within Financial Services of £6.4m (2001 £7.9m; 2000 £nil; 1999 £25.5m; 1998 £22.7m) should be added back to arrive at total operating profit (before exceptionals).
[3]Adjusted for exceptional items.
[4]Restated for 2001 and prior years for the change in accounting policy for deferred taxation.

Summary remuneration report

The full report on directors' remuneration complies with the Combined Code and is set out on pages 14 to 20 of the Annual Report and Financial Statements 2002. Copies of these can be obtained, free of charge, from the Company as noted on page 29.

The Remuneration Committee (the Committee), chaired by Dame Stella Rimington, recommends to the Board an appropriate reward framework to allow the Company to attract and retain its senior management.

Remuneration policy
The Company aims to align the interests of all employees closely with the interests of shareholders in securing the Group's recovery.

Total remuneration comprises fixed pay, variable pay and benefits and is externally benchmarked. The performance-related element now forms a more significant proportion of the total potential package and, consistent with the focus on delivering results, is set against agreed targets to deliver improved business performance. There are two components to variable pay: annual bonus and long-term incentives in the form of share schemes.

A requirement has been introduced this year that the executive directors within five years of 1 June 2002 or within five years of appointment (whichever is the later) should hold shares whose market value at that time is equivalent to or greater than their then current gross annual base salary.

Profit sharing and SAYE schemes, encouraging employees at all levels to acquire and hold shares in the Company, are key elements of the policy. Employees have maintained their strong commitment to share ownership in recent years, and currently 42,700 employees hold approximately 31 million shares in their own right and 31,000 employees hold options on 78 million shares under the SAYE scheme.

Annual Bonus Scheme
The Annual Bonus Scheme is designed to reinforce the relationship between individual and corporate performance and reward.

The targets are determined annually by the Committee and incorporate a mixture of financial measures and business targets. The achievement of targets for all executive directors is assessed by the Committee.

The current maximum bonus for directors is 50% of base salary for on-target performance and up to 100% for exceeding targets.

Chairman's bonus
Under the terms of Luc Vandevelde's service contract, on recruitment in February 2000, the Company set strategic and qualitative targets for the award of his first annual bonus in 2001, which were subsequently met. However, in advance of the Committee meeting (in May 2001) to determine his bonus award, he informed the Committee that he wished to:

- Waive any entitlement to a bonus for the year under review. This included 100% of 13 months' salary totalling £704,000 and an opportunity to enhance this, over time, by a further £112,000;
- Reduce his notice period entitlement from 12 months to nine months.

Last year the Committee agreed the following in relation to the Chairman's bonus for the year to 30 March 2002:

- Award bonus of 100% of annual salary if financial targets set by the Committee were met;
- Add to this bonus potential a sum equal to half of last year's waived bonus (£352,000) if those same financial targets were met;
- Issue shares to him in May 2002, equal to the value of the other half of the waived bonus (£352,000).

Long Term Incentive Plan
To align directors' remuneration more closely with shareholders' longer term interests, the Company has a Share Option Scheme with stretching earnings per share targets and will propose at this year's AGM to introduce a Share Matching Plan with total shareholder return measured against comparator groups of companies.

New directors
Alison Reed, an existing member of senior management, was appointed to the Board as Finance Director on 11 July 2001. Laurel Powers-Freeling was recruited and appointed to the Board on 6 November 2001 as Chief Executive of Marks & Spencer Financial Services. Jack Keenan was appointed as a non-executive director with effect from 1 September 2001. Paul Myners was appointed as a non-executive director with effect from 2 April 2002.

Service contracts
All members of senior management have service contracts. These contracts can be terminated with 12 months' notice from the Company with the exception of Luc Vandevelde, whose contract entitles him to nine months' notice, and the non-executive directors whose service agreements are terminable on three months' notice.

1 Directors' emoluments

	Salary £000	Profit share[8] £000	Benefits[9] £000	Bonus[10] £000	Total 2002 £000	Total 2001 £000
Chairman and Chief Executive						
Luc Vandevelde[1]	654	16	206	1,358	**2,234**	834
Executive directors (appointed from)						
Roger Holmes[2] (1 January 2001)	431	n/a	52	431	**914**	796
Alan McWalter	300	8	43	300	**651**	330
David Norgrove (18 September 2000)	272	7	19	272	**570**	143
Laurel Powers-Freeling[3] (6 November 2001)	114	n/a	119	100	**333**	n/a
Alison Reed[4] (11 July 2001)	239	6	20	239	**504**	n/a
Non-executive directors (appointed from)						
Brian Baldock[5]	34	n/a	–	n/a	**34**	81
Tony Ball (1 September 2000)	34	n/a	–	n/a	**34**	20
Jack Keenan[6] (1 September 2001)	20	n/a	–	n/a	**20**	n/a
Kevin Lomax (1 September 2000)	34	n/a	–	n/a	**34**	20
Dame Stella Rimington	50	n/a	–	n/a	**50**	50
Retired directors (retirement date)						
Robert Colvill[7] (31 December 2001)	289	7	104	173	**573**	415
Sir Michael Perry (11 July 2001)	11	n/a	–	n/a	**11**	34
Sir Ralph Robins (11 July 2001)	11	n/a	–	n/a	**11**	34
Sir David Sieff (11 July 2001)	11	n/a	3	n/a	**14**	39
Former directors	n/a	n/a	n/a	n/a	**n/a**	1,202
Total	2,504	44	566	2,873	**5,987**	3,998

[1]Luc Vandevelde was the highest paid director both this year and last. His annual salary was increased from £650,000 to £700,000 with effect from 1 March 2002.

[2]With effect from 1 January 2002, Roger Holmes' annual salary was increased from £425,000 to £450,000. His emoluments for 2001 include compensation for loss of earnings from his previous employer of £654,000, awarded on his recruitment.

[3]Laurel Powers-Freeling was appointed to the Board on 6 November 2001 on an annual salary of £320,000. In compensation for loss of future earnings from her previous employer she has received: a payment of £100,000 (included under benefits) and a further £100,000 (included under bonus).

[4]Alison Reed was appointed to the Board on 11 July 2001 on an annual salary of £330,000.

[5]Brian Baldock relinquished the role of non-executive Chairman on 28 February 2000 but continued to assist the Chairman in the transition period to the AGM in July 2000 after which his annual fee was reduced to £34,000.

[6]Jack Keenan was appointed as a non-executive director on an annual fee of £34,000.

[7]Robert Colvill retired from the Board on 31 December 2001 but remained as a full-time employee until 31 March 2002 to oversee the transactional elements of the business restructure as well as continuing to manage Financial Services whilst succession was secured. His annual cash bonus was therefore set against transaction targets relating to the business restructure. The Committee decided that as he agreed to remain with the Company beyond his normal retirement date, a compensatory payment should be made of 15% of his salary for the period from 1 July 2000 to 31 March 2002 for the self-funding of his pension arrangements (included under benefits). (His emoluments for the three months to 31 March 2002 amount to £177,000 and these are excluded from the table above.)

[8]In line with all other employees, executive directors are allocated profit sharing based on a percentage of their earnings following the qualifying period.

[9]Benefits include the provision of cars, fuel and travel. Included in the benefits for Luc Vandevelde is a supplement of 16% of base salary to compensate for the fact that he is not a member of the Company Pension Scheme. In addition, under the terms of his service contract, the Company provides accommodation in London on which he is assessed for tax. A payment is also made to Roger Holmes, Alan McWalter and Laurel Powers-Freeling in respect of pension in the form of a supplement of 10% of the difference between the pension earnings cap and their base salary. Laurel Powers-Freeling is also provided with accommodation in Chester, to accommodate her working pattern (two days in London, three days in Chester – the location of our Financial Services operation). A taxable benefit arises which is met by the Company.

[10]This year's annual bonus for executive directors has been awarded at a level of 100% of base salary as financial targets have been significantly exceeded. An explanation of the bonus awarded to Luc Vandevelde is given on page 27. No bonus was awarded last year. (See footnote 3 above in relation to Laurel Powers-Freeling and footnote 7 in relation to Robert Colvill.)

[11]Paul Myners was appointed as a non-executive director on 2 April 2002 on an annual fee of £34,000.

2 Termination payments

As disclosed in last year's annual report, a total of £2,742,000 was paid to directors who retired during last year as compensation for termination of their service contracts (12 months' salary and benefits and loss of pensionable service).

In addition to last year's payments they are entitled to compensation for the senior management bonus payable for this financial year on a pro-rata basis as follows: Clara Freeman £65,000, Guy McCracken £97,000, Peter Salsbury £140,000, Roger Aldridge £48,000 and Joe Rowe £48,000.

Shareholder information

Financial calendar

Record date to be eligible for final dividend	31 May 2002
Annual General Meeting – Royal Festival Hall, London	11.00 am on 10 July 2002
Final ordinary dividend for the year to 30 March 2002 to be paid	19 July 2002
Redemption date for B shares/B share dividend payment date	25 September 2002
Interim results to be announced	5 November 2002
Record date to be eligible for interim dividend	15 November 2002
Interim ordinary dividend to be paid	10 January 2003

Ordinary shares

There are 352,374 holders of ordinary shares who receive dividends at rates declared either by the directors or at the annual general meeting. Their shareholdings are analysed as follows:

Size of shareholding	Number of shareholders	Percentage of total number of shareholders	Number of ordinary shares 000's	Percentage of ordinary shares
Over 1,000,000	262	0.1	1,562,146	67.7
100,001 – 1,000,000	814	0.2	268,061	11.6
10,001 – 100,000	5,236	1.5	119,042	5.2
5,001 – 10,000	9,989	2.8	69,065	3.0
2,001 – 5,000	39,187	11.1	119,477	5.2
1,001 – 2,000	54,774	15.6	78,038	3.4
501 – 1,000	74,116	21.0	55,247	2.4
1 – 500	167,996	47.7	35,876	1.5
	352,374	**100.0**	**2,306,952**	**100.0**

Shareholders are further analysed as follows:

Type of owner				
Private holders	331,064	94.0	484,972	21.0
Institutional and corporate holders	21,310	6.0	1,821,980	79.0
	352,374	**100.0**	**2,306,952**	**100.0**

B shares There are 163,463 holders of B shares holding 394,203,429 shares. The next occasion when the B shares can be redeemed for 70 pence per share is 25 September 2002. Holders of B shares will be contacted shortly before this date with further information.

Capital Gains Tax For the purposes of Capital Gains Tax the price of ordinary shares on 31 March 1982 was 153.5p each which, when adjusted for the 1 for 1 scrip issue in 1984, gives a figure of 76.75p each. Following the capital reorganisation in March 2002, the Inland Revenue has confirmed the base cost for CGT purposes was 372.35p (81.43%) for the ordinary shares and 68.75p (18.57%) for the B shares.

Dividend Reinvestment Plan The Company operates a scheme to enable shareholders to buy shares in the market twice a year using their dividends. Details are available from the Registrars.

Individual Savings Account (ISA) The Group operates an ISA in which you can hold cash, Marks and Spencer Group p.l.c. shares or unit trusts tax free. For further information please call freephone 0808 002 2222.

American Depositary Receipts (ADRs) The Company runs an ADR programme to enable US investors to purchase Marks and Spencer Group p.l.c. shares in US Dollars in the 'over the counter' market. For further details please contact Morgan Stanley Trust Company of New York, PO Box 842006, Boston, MA 02284-2006 telephone (781) 575 4328 www.adr.com

Registrars Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA telephone 0870 600 3995 www.lloydstsb-registrars.co.uk

Registered Office and Head Office Michael House, Baker Street, London W1U 8EP telephone 020 7935 4422

Registered Number 4256886

Company Secretary and Group Legal Advisor Graham Oakley

Additional copies & audio tape Additional copies, or an audio tape giving highlights, can be obtained by calling freephone 0800 591 697.

Website The full Annual Report and Accounts with downloadable files are available online on the Marks & Spencer website at **www.marksandspencer.com**

Postal Share Dealing A postal dealing facility is available through the Company's stockbroker for the purchase and sale of Marks and Spencer Group p.l.c. shares. Further information is available from Cazenove & Co Limited, 12 Tokenhouse Yard, London EC2R 7AN.

ShareGift Shareholders with a small number of shares, the value of which makes it uneconomical to sell, may wish to consider donating them to charity through ShareGift, a registered charity administered by The Orr Mackintosh Foundation. Further information is available by calling 020 7337 0501 or www.sharegift.org

How to check your shareholding Lloyds TSB Registrars offer a service that enables you to check your holdings in many UK companies and helps you organise your investments electronically. You can register for this portfolio service which is easy to use, secure and free if you have access to the internet by logging on to www.shareview.co.uk

Design and production: Pauffley **Printing:** St Ives, Westerham Press **Copywriting:** Richard Owsley, Graham Jones
Printed on Revive Silk made from 75% post-consumer recycled fibre and 25% chlorine-free bleached pulp.

MARKS & SPENCER

Notice of Annual General Meeting 2002

Royal Festival Hall,
Belvedere Road, London SE1 8XX
Wednesday 10 July 2002 at 11am

This document is important and requires your immediate attention



things are looking up!

Dear Shareholder

I have pleasure in sending you the notice of this year's Annual General Meeting which will be held at the Royal Festival Hall, Belvedere Road, London SE1 8XX on Wednesday 10 July at 11am.

Information relating to the meeting is set out in this booklet and accompanying material. If you are able to attend the meeting, please bring the enclosed attendance card with you.

If you cannot attend the meeting in person, you can still vote by returning the enclosed 'Proxy Form'. There is also a form at the end of this booklet for those of you wishing to let us know in advance any topic you would like covered at the AGM. We will ensure that the most frequently raised subjects are included in the meeting as well as taking questions from the floor.

Electronic Communication

If you have access to the internet, please visit the Investor Relations section of our website, where you can view the Annual Review, the Annual Report and Financial Statements, check the current share price and view recent Company press releases. Our website address is *www.marksandspencer.com*. You can also use the internet to register your proxy vote electronically by logging on to our Registrars' website, *www.sharevote.co.uk*. And check your current shareholding and/or elect to receive future communications electronically by logging on to their website, *www.shareview.co.uk*. Full details of the procedures are given on these websites.

Explanatory Notes

Resolution 2 – To receive the remuneration report

The Combined Code on Corporate Governance states that companies should consider each year whether shareholders should be invited to approve the policy set out in the remuneration report but does not yet require an annual vote. The Government has announced that it is to bring forward legislation to require companies to propose an annual resolution to shareholders on directors' remuneration and is currently determining the precise terms of that legislation.

The Board maintains its view that:

- to make a significant contribution to competitiveness, UK companies must offer the remuneration packages necessary to attract the best executives;
- pay should be linked effectively to performance, both that of the company and the individual;
- directors' pay is of legitimate interest to shareholders and there should be sufficient dialogue between the company and its investors;
- the independence of remuneration committees is vital to the process of determining pay structures and reward.

A separate resolution is being proposed this year, in advance of any legal requirement, as there has been a change in emphasis in rewarding senior management. Performance-related pay now represents a more significant element of the potential reward and performance management is being introduced throughout the Company to encourage a more results-orientated culture.

Resolutions 17 and 18 – To renew powers of the Board to allot shares

The Companies Act prevents directors from allotting unissued shares without the authority of shareholders in general meeting. In certain circumstances this could be unduly restrictive. The Company's Articles empower your directors to allot unissued shares but the power is subject to shareholder renewal. Renewal of this power is sought, until the conclusion of the 2003 AGM or 9 October 2003, if earlier, subject to the limitations specified in Resolution 17. Resolution 18 disapplies shareholder pre-emption rights over the allotment of certain shares for cash.

Resolution 17: Shares in total, up to a nominal value of £223 million ('the Section 80 Amount') which represents 38.7% of the nominal value of the issued share capital as at 7 May 2002 (being a date not more than one month prior to the date of this notice).

Resolution 18: Shares for cash, other than to existing shareholders in proportion to their holdings, up to a nominal value of £28,843,700 ('the Section 89 Amount') being 5% of the nominal value of the issued share capital as at 7 May 2002 (being a date not more than one month prior to the date of this notice).

There are no current plans to allot shares except in connection with employee share schemes.

Resolution 19 – To authorise the Company to purchase its own shares
With the authority of shareholders in general meeting, the Company is empowered by its Articles to purchase its own shares subject to the provisions of the Companies Act. Your directors believe it is prudent to seek general authority from shareholders to be able to act if circumstances arose in which they considered such purchases to be desirable. This power will only be exercised if and when, in the light of market conditions prevailing at that time, the directors believe that such purchases would increase earnings per share and would be for the benefit of shareholders generally. This resolution specifies the maximum number of shares which may be acquired (approximately 10% of the Company's issued share capital) and minimum and maximum prices at which they may be bought. As at 7 May 2002, there were options outstanding over 117 million ordinary shares, representing 5% of the Company's ordinary issued share capital. If the authority given by Resolution 19 were to be fully used, these would then represent 10% of the Company's ordinary issued share capital.

Resolutions 20 to 22 – To authorise political donations and expenditure in the EU
The Political Parties, Elections and Referendums Act 2000 (the 'Act') came into effect in February 2001 to prohibit companies from making any donations to EU political organisations or incurring any political expenditure unless authorised by members in advance. The Company does not make donations to political parties. However, the new legislation gives a wide definition of what constitutes political donations and expenditure including sponsorship, subscriptions, payments of expenses, paid leave for employees fulfilling public duties and support for bodies representing the business community in policy review or reform. Accordingly, along with many other companies, we are seeking shareholder approval on a precautionary basis to allow the Company to continue to support the community and put forward its views to wider business and Government interests without running the risk of being in breach of the law. The policy of not giving a cash contribution to any political party will continue. The Act requires that separate resolutions be put for each relevant subsidiary. The authority sought for these resolutions will be £100,000 in aggregate for each company for each year and will last for four years and be within the terms prescribed by the Act and Part XA of the Companies Act 1985.

Resolution 23 – To introduce a new Long Term Incentive Plan
The Executive Share Matching Plan
During the course of the last year, the Remuneration Committee (the 'Committee') has reviewed executive remuneration in all its aspects and long term incentives in particular. The Committee believes that the current Executive Share Option Scheme, which was adopted in 2000, has been and remains vitally important in helping the Company to recruit, retain and incentivise the key executives needed to continue the Company's recovery. However, the Committee considers that a greater alignment between senior executives and shareholders would be achieved if the Company introduced a plan which requires senior executives to buy shares in the Company with their own money and which rewards them for outperforming the Company's peers.

The Committee, therefore, proposes to introduce the Executive Share Matching Plan, which will initially be restricted to no more than 30 senior executives, including the executive directors, who would also continue to participate in the Executive Share Option Scheme.

Under the Executive Share Matching Plan, one third of an executive's annual cash bonus would be invested compulsorily in the Company's shares. The balance of the bonus could be invested by the executive voluntarily. In return for investing in shares, the executive would have the prospect of receiving extra shares paid for by the Company after three years, provided that he or she retained the shares already invested, was still employed, and to the extent a performance condition had been satisfied over a three year period.

The level of matching would reflect the performance of the Company, initially in terms of its Total Shareholder Return ('TSR') compared to two peer groups, one comprising 20 UK retailers (including the Company) and the other group comprising all FTSE 100 companies. There would be a 50/50 weighting between the two groups.

The Committee recognises that it would be unfair to require executives compulsorily to invest the 2001/2002 year's bonus (which has already been awarded), but would nevertheless like to give executives the opportunity to participate in the Executive Share Matching Plan this year. Therefore the Committee has concluded that, for 2002 only, the Executive Share Matching Plan would operate on the basis that no more than one third of any bonus earned for the financial year 2001/2002 could be invested by the executive, but there would be no requirement to invest. In any event, currently the directors intend to invest the maximum amount permitted in respect of 2002.

Notice of Meeting

Once the Executive Share Matching Plan is introduced, the Committee would reduce the individual annual limit in the Executive Share Option Scheme from 2003, to 250% of base salary from 300% and allow retesting of performance conditions on two occasions, rather than three at present. The exercise of options is subject to achieving strong growth in earnings per share. The Committee believes that these proposals will firmly align the interests of senior executives and shareholders by requiring executives to invest a substantial amount of any bonus in the Company's shares each year and by linking the potential rewards to very challenging performance targets requiring upper decile performance over a single three year period before awards vest in full.

The main terms of the Executive Share Matching Plan are summarised in Appendix 1 of this booklet.

Yours sincerely

Luc Vandevelde

Luc Vandevelde, Chairman and Chief Executive

Notice of Meeting

For the 52 weeks ended 30 March 2002

Marks and Spencer Group p.l.c.

Registered No. 4256886 (England and Wales)

Notice is hereby given that the first Annual General Meeting of Marks and Spencer Group p.l.c. will be held at the Royal Festival Hall, Belvedere Road, London SE1 8XX on Wednesday 10 July 2002 at 11 am for the following purposes:

Ordinary Business

1 To receive the report of the directors and the financial statements for the 52 weeks ended 30 March 2002, together with the report of the auditors.

2 To receive the remuneration report.

3 To declare a final dividend on the ordinary shares.

To elect the following directors who were appointed during the year:

4 Luc Vandevelde

5 Roger Holmes

6 Brian Baldock CBE

7 Tony Ball

8 Jack Keenan

9 Kevin Lomax

10 Alan McWalter

11 Paul Myners

12 David Norgrove

13 Laurel Powers-Freeling

14 Alison Reed

15 Dame Stella Rimington DCB

16 To re-appoint the auditors, PricewaterhouseCoopers, and to authorise the directors to determine their remuneration.

Special Business

Directors' authority to allot shares

To pass as an ordinary resolution the resolution set out below:

17 That the authority conferred on the directors by Article 14(B) of the Company's Articles of Association be renewed for the period ending on the conclusion of the Annual General Meeting in 2003 or on 9 October 2003, whichever shall be the earlier, and for such period to allot relevant securities up to an aggregate nominal amount (the Section 80 amount) of £223,000,000.

Disapplication of pre-emption rights

To pass as a special resolution the resolution set out below:

18 That the authority conferred on the directors by Article 14(B) of the Company's Articles of Association be renewed for the period ending on the conclusion of the Annual General Meeting in 2003 or on 9 October 2003, whichever shall be earlier, and for such period to allot equity securities wholly for cash in connection with a rights issue, and otherwise than in connection with a rights issue, up to an aggregate nominal amount (the Section 89 amount) of £28,843,700.

Company's authority to purchase its own shares

To pass as a special resolution the resolution set out below:

19 That the Company be generally and unconditionally authorised to make market purchases (as defined in Section 163 of the Companies Act 1985) of its ordinary 25p shares provided that:

(a) the Company does not purchase under this authority more than 231 million ordinary shares;

(b) the Company does not pay less than 25p for each ordinary share;

(c) the Company does not pay more for each ordinary share than 105% of the average of the middle market price of the ordinary shares according to the Daily Official List of the London Stock Exchange for the five business days immediately preceding the date on which the Company agrees to buy the ordinary shares concerned;

Notice of Meeting

(d) this authority shall continue in force until the conclusion of the Annual General Meeting in 2003 or 9 October 2003, whichever shall be the earlier; and

(e) the Company may agree before the authority terminates under (d) above to purchase ordinary shares where the purchase will or may be executed after the authority terminates (either wholly or in part). The Company may complete such a purchase even though the authority has terminated.

Company's authority for political donations and expenditure
To pass as ordinary resolutions the resolutions set out below:

20 That the Company be authorised to make donations to EU political organisations and to incur EU political expenditure in the manner set out in the notes to this Notice up to a maximum aggregate sum of £100,000 per annum.

21 That Marks and Spencer p.l.c. be authorised to make donations to EU political organisations and to incur EU political expenditure in the manner set out in the notes to this Notice up to a maximum aggregate sum of £100,000 per annum.

22 That Marks and Spencer Financial Services Limited be authorised to make donations to EU political organisations and to incur EU political expenditure in the manner set out in the notes to this Notice up to a maximum aggregate sum of £100,000 per annum.

New Long Term Incentive Plan
To pass as an ordinary resolution the resolution set out below:

23 (a) That the directors be and are hereby authorised to adopt the Marks and Spencer Group p.l.c. Executive Share Matching Plan (the 'Plan') in the form presented to the meeting and to do all acts and things necessary to give effect to the same.

(b) That the directors be and are hereby authorised to establish further plans based on the Plan but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under such further plans are treated as counting against the limits on individual and overall participation in the Plan.

To transact any other business appropriate to be dealt with at an Annual General Meeting.

By Order of the Board
Graham Oakley, Company Secretary
6 June 2002 London

Notes:

1 Dame Stella Rimington, Brian Baldock, Tony Ball and Jack Keenan are members of the Remuneration Committee.

2 Details of those directors seeking (re-)election are given on page 20 of the Annual Review including membership of the principal committees. The length of service contracts held is as follows: Luc Vandevelde – 9 months; Roger Holmes, Alan McWalter, David Norgrove, Laurel Powers-Freeling and Alison Reed – 12 months; and Brian Baldock, Tony Ball, Jack Keenan, Kevin Lomax, Paul Myners and Dame Stella Rimington – 3 months.

3 Every member entitled to attend and vote at the AGM may appoint a proxy to attend and, on a poll, to vote instead of that member. A proxy need not be a member of the Company.

4 The time by which a person must be entered on the Company's Register of Members in order to attend or vote at the meeting is 6pm on Monday 8 July 2002.

5 The following documents are available for inspection during normal business hours on any weekday at the Company's Registered Office at Michael House, Baker Street, London W1U 8EP. They will also be available for inspection at the Royal Festival Hall from 10am on 10 July until the conclusion of the AGM:

i A copy of the rules of the Marks and Spencer Group p.l.c. Executive Share Matching Plan.
ii A copy of the rules of the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme.
iii The Register of Directors' Interests.
iv Copies of the service contracts and agreements between the Company and its directors.

6 For the purposes of Resolutions 20, 21 and 22:

(a) 'Donations', 'EU political organisations' and 'EU political expenditure' have the meanings ascribed to them in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

(b) The approved terms shall be as follows:

(i) to make donations to EU political organisations and to incur EU political expenditure up to the specified sum; and

(ii) such authority shall expire on 10 July 2006 unless previously renewed, varied or revoked by the Company in general meeting save that the Company may, before such expiry, enter into a contract or undertaking which would or might fall to be performed wholly or partly after such expiry as if the authority conferred hereby had not expired.

Appendix I

Summary of the principal features of the Marks and Spencer Group p.l.c. Executive Share Matching Plan (the 'Plan')

General

The operation of the Plan will be supervised by the Company's Remuneration Committee (the 'Committee'), all the members of which are independent non-executive directors.

Eligibility

All employees of the Company and its subsidiaries (including directors who are required to devote substantially the whole of their working time to the business of the Group) who are not under notice nor within six months of their contractual retirement ages will be eligible to receive invitations to participate in the Plan at the discretion of the Committee. Initially the Plan will be restricted to no more than 30 senior executives.

Grant of Awards

Participants in the Plan will be required (other than in 2002, when participation in the Plan will be optional) to invest one third of any annual bonus earned in shares in the Company. The balance of any bonus may be invested voluntarily. Currently, the most senior executives can receive an annual bonus of up to 100% of base salary, based on demanding financial and business targets. The net amount of bonus invested will be used to acquire shares ('Investment Shares') which will be beneficially owned by the participants. The participants will be entitled to receive all dividends declared on the Investment Shares and vote the Investment Shares.

To the extent that Investment Shares are acquired by participants, they may receive a matching award of shares (an 'Award'). The maximum number of shares comprising an Award will be two and a half times the number of shares the employee could have acquired using the pre-tax amount of bonus actually used in the acquisition of Investment Shares.

An Award may be granted within the six weeks following shareholders' approval of the Plan or the announcement by the Company of its results for any period or the removal of any statutory or regulatory restriction which had previously prevented an Award being granted; and at other times in circumstances considered by the Committee to be exceptional. However, an Award will normally be made as soon as is reasonably practicable following the notification of the annual bonuses payable to such individuals.

No Awards may be granted later than 10 years after the approval of the Plan by shareholders. The continuing suitability of the Plan will be reviewed by the Committee after no later than five years.

Awards will normally be made in the form of rights to receive shares in the Company in the future for a nominal consideration of £1 in total.

No payment will be required for the grant of an Award. Awards are neither transferable nor pensionable.

Source of shares

Investment Shares may be sourced by either buying the shares in the market or by the issue of new shares, although it is currently intended that Investment Shares will be sourced through market purchases.

Awards will be satisfied by the transfer of shares from the Marks and Spencer Employee Benefit Trust ('the Trust'). The Trust may acquire shares for this purpose either by subscribing for new shares or by buying shares in the market. To the extent practicable, it is currently intended that all shares needed to satisfy Awards will be purchased in the market.

Exercise of Awards

An Award will not normally be exercisable before the third anniversary of its grant, and only then if a specified performance condition has been satisfied, the individual remains employed throughout the three year period from grant and to the extent that the Investment Shares have not been withdrawn from the Plan (in any event Investment Shares which participants are required to acquire must normally be retained by them for the three year period). Awards may never be exercised later than 10 years from grant.

It is presently intended that the performance condition will operate as described below. Shareholder approval will be required if the Committee wishes to make Awards subject to a target which it considers less challenging. The specified performance condition will be disclosed in the Company's annual report and accounts.

Appendix

Initially, the performance condition will be based on the Company's Total Shareholder Return ('TSR') compared to two peer groups measured over a single three year period. The two peer groups are:

(a) the following UK retailers

Arcadia	MFI
Big Food Group	William Morrison
Boots	New Look
Debenhams	Next
Dixons	Safeway
GUS	Sainsbury
House of Fraser	Somerfield
Kingfisher	Tesco
Marks & Spencer	W H Smith
Matalan	Woolworths

(b) the FTSE 100 companies

Each Award would be split into two equal parts. For each peer group, Awards would be a multiple of the number of shares which could have been acquired had the amount of bonus invested been on a pre-tax basis, based on performance as follows:

TSR Performance Ranking	Ratio of Awards to Invested Shares
Upper Decile	2.5:1
Between Median and Upper Decile	Pro rata between 1:1 and 2.5:1
Median	1:1
Below Median	Zero

except that, to the extent that investment in the Plan is compulsory (as it will be from 2003), the 'matching' ratio will never be less than 0.25:1.

The performance period would begin on the day following the announcement of final results and end three years later. TSR would be averaged over the six months prior to the beginning and end of the performance period.

Awards would be forfeited if the executive left employment for reasons justifying summary dismissal or left voluntarily. If he or she were to leave in any other circumstances, vesting of Awards would be based on TSR performance over the period until cessation of employment and, unless the Committee decided that a greater level of match was justified, Awards would be pro-rated to time served over the three year period. Invested Shares would be retained by the executive. Awards will lapse six months after they become exercisable in such circumstances (or 12 months following death).

In the event of an amalgamation, takeover, reconstruction or winding up of the Company, Awards would be exercisable for a limited period and based on performance up to the event and, unless the Committee decided that a greater level of match were justified, pro-rated on a time basis.

Issue of shares

While it is likely that shares for the Plan would be sourced by market purchases, the Plan has the flexibility to use new shares. The number of new shares that may be issued under the Plan or any other executive scheme would be restricted to 5% of the issued share capital over any 10 year period. Furthermore, the number of new shares that may be issued under all of the Company's employee share schemes would continue to be restricted to 10% of the issued share capital over any 10 year period. Shares in Marks and Spencer p.l.c. count against these limits.

Rights attaching to shares

Shares allotted under the Plan will rank pari passu with all other ordinary shares of the Company for the time being in issue (except for rights arising by reference to a record date prior to their allotment).

Adjustment of Awards

In the event of any increase or variation of share capital or on a demerger, payment of a capital dividend or similar event involving the Company, adjustments considered to be appropriate may be made to the total number of shares subject to Awards.

Alterations to the Plan

The Plan may at any time, on the recommendation of the Committee, be amended or added to by the directors in any respect, provided that the prior approval of the Company in general meeting has been obtained for alterations or additions to the rules of the Plan to the advantage of participants in respect of the rules governing eligibility, individual limits on participation, the terms on which Awards may be exercised, overall Plan limits and the adjustment of Awards as described above. Minor amendments to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or group companies would not require approval in general meeting. This does not inhibit the ability of the Committee to adjust performance targets to take account of supervening events so that they will meet their original purpose.

The right is also reserved up to the forthcoming Annual General Meeting to make such amendments to the Plan as are considered appropriate, provided they do not conflict in any material respect with this summary of the rules of the Plan.

Notice of Meeting

Venue
Royal Festival Hall, Belvedere Road, London SE1 8XX – please refer to the map on this page.

Date
Wednesday 10 July 2002.

Time
The meeting will start at 11am and registration will be available from 9.30am. Please try to arrive by 10.30am to allow time for registration and security clearance.

Admission
Please bring your admission card with you which is attached to the Proxy Form. This will help us to register your attendance without any delay.

Refreshments
Light refreshments will be available before and after the meeting.

Further queries
If you have a query about the AGM or the contents of this document, please call Marks & Spencer Shareholder Services on 020 7268 3838.

Shareholders with special needs
There is an assisted hearing system available throughout the auditorium and handsets will be available from the cloakroom. A sign language interpreter will also be in attendance. The Royal Festival Hall is easily accessible for wheelchair users. If you would like further information concerning facilities at the venue, the Royal Festival Hall can be contacted direct on 020 7921 0926 (10am – 6pm Monday to Friday).

Transport
We recommend shareholders use public transport to attend the meeting – the following stations are all within walking distance of the Royal Festival Hall:

Nearest main-line stations
Waterloo, Waterloo East, Charing Cross

Nearest underground stations
Waterloo – Northern, Bakerloo, Jubilee lines
Embankment – District, Circle, Bakerloo, Northern lines


RIVER THAMES
UPPER GROUND
STAMFORD STREET
WATERLOO EAST
WATERLOO BRIDGE
BFI IMAX
WATERLOO ROAD
PLEASE ENTER FROM WATERLOO ENTRANCE
MEPHAM STREET
WATERLOO STATION
ROYAL FESTIVAL HALL
SUTTON WALK
WHEELCHAIR ACCESS
BELVEDERE ROAD
YORK ROAD
HUNGERFORD FOOTBRIDGE
EMBANKMENT
CHARING CROSS
THE LONDON EYE

Annual General Meeting 2002

MARKS & SPENCER

Please use the space below to raise any topic for inclusion at the AGM. As your responses may be on a variety of matters, we will cover the most frequently raised subjects at the meeting.

Can we please ask that any topics you raise on this form are business related. If you have a specific query then any of our stores will be more than happy to help you.

Senior members of the Company will be available at the AGM to meet shareholders and representatives from Customer Services, Lloyds TSB Registrars and Marks & Spencer Financial Services will also be there to respond to individual queries.

Topic for AGM

DETACH HERE

THIRD FOLD AND TUCK IN EDGE

BUSINESS REPLY SERVICE
Licence No. WD1 366

2

Graham Oakley
c/o Shareholder Services
47 Baker Street
London
W1U 8EP

FIRST FOLD

SECOND FOLD

Press releases

(71)

10 July 2002

MARKS & SPENCER QUARTER 1 TRADING STATEMENT

UK Trading
UK sales (inc. VAT) for the 14 weeks ended 6th July progressed by +9.1%. Details are shown below:

	14 weeks to 6th July % on last year
Clothing, Footwear and Gifts	+14.8%
Home	+5.9%
General Merchandise	+14.0%
Food	+2.9%
Total	**+9.1%**

Average footage during the quarter was level with last year, with a modest reduction in General footage offset by a small increase in Food. Like-for-like sales performance, which excludes any new, closed or redeveloped stores, was +12.7% in General, +1.5% in Food and +7.7% in total.

Clothing performance of +14.8%, against comparative sales last year of -9.1%, continues the progress made since last Autumn. Sales have improved in all adult clothing areas, with the best performance being within womenswear.

Food sales have been impacted by the early timing of Easter. Adjusting for this, progress would have been +4.3%, consistent with the underlying performance in the previous quarter. Food inflation has been in decline over recent months and averaged approximately 1% for the quarter.

Commenting on the Trading Statement, Luc Vandevelde, Chairman and Chief Executive said:

"I am pleased with the performance over the last quarter which demonstrates we are securing the recovery. This is the second consecutive quarter where we have increased market share in clothing, reflecting the continuing progress we are making in improving the appeal of our clothing and the store environment. Within Food, we have maintained share in a very competitive market.

We were trading this quarter against weak comparative sales last year in clothing and looking ahead our comparatives become progressively more challenging. In addition, while current conditions on the High Street remain favourable, the environment is likely to become less buoyant as the year progresses. We are confident, however, that we can continue to recover lost ground as we make on-going improvements to the appeal and quality of our ranges and the overall shopping experience for our customers."

-ENDS-

For further information, please contact:
Corporate Press Office: 020 7268 1919
Investor Relations: 020 7268 4195/6594
For photography, please visit: www.mandslibrary.com

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Press releases

72

07 October 2002

MARKS AND SPENCER GROUP P.L.C. Q2 TRADING STATEMENT

UK Trading:

UK sales (including VAT) for the 12-week period to 28th September 2002 and the 26-week half-year period to the same date were:

	12 weeks to 28th September % on Last Year		**26 weeks to 28th September % on Last Year**	
	Actual	**Like-for-like**	**Actual**	**Like-for-like**
Clothing, Footwear and Gifts	+13.8		+14.4	
Home	+15.1		+10.0	
General	+13.9	+13.2	+14.0	+13.0
Food	+7.5	+6.0	+5.0	+3.6
Total	**+11.1**	**+10.0**	**+10.0**	**+8.8**

Sales improved in all adult clothing areas over the comparative quarter last year, with double-digit growth being achieved in womenswear, menswear and lingerie, resulting in an increase in overall market share.

The quarter 2 performance incorporates the first five weeks of Autumn trading. Sales growth in clothing during September was less than the levels seen in July and August as we started to come up against our own tougher comparatives and as High Street conditions were less buoyant impacted by the unseasonable weather.

The planned improvement in the first-half clothing gross margin was delivered. Stronger than budgeted gains in the primary margin were partly offset by higher than budgeted mark-down costs, which were broadly level with last year. These resulted from a disappointing performance in childrenswear, despite a strong launch of the Beckham ranges in September, together with over-commitment within womenswear, where we chased sales strongly in the Spring/Summer season during a crucial recovery phase.

Home sales benefited this quarter from a strong August Bank Holiday furniture event.

Our share of the food market has increased, helped by the high quality of our products, continued innovation and strong, cohesive marketing. Food inflation was negligible over the quarter.

Commenting on the Trading Statement, Roger Holmes, Chief Executive, said:

"I am very pleased with these results, albeit delivered against our own weak comparatives and in buoyant High Street conditions. The improvements made to date in clothing appeal, store ambience, food innovation and home product have been appreciated by our customers and are delivering results. We expect high street conditions to normalise as the year progresses but we know we can do even more to create a better shopping experience for our customers and to recover lost ground."

The Interim Results will be announced on Tuesday, 5th November.

- Ends -

For further information, please contact:
Corporate Press Office: 020 7268 1919
Investor Relations: 020 7268 4195/6594

For photography, please visit the Image Library.

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73

Half year results to 28 September 2002

MARKS & SPENCER



The full Annual Report and Accounts with downloadable files are available online on the Marks & Spencer website at:
www.marksandspencer.com

Financial highlights

Group turnover* up 7.9% to £3,691.9m

Group operating profit* up 41.1% to £305.8m

Group profit before tax and exceptional items* up 29.8% to £287.0m

Earnings per share up 60% to 8.5 pence per share

Interim dividend of 4.0 pence per share, up 8.1%

*From continuing operations

Chairman's message



Luc Vandevelde
Chairman

I am pleased with the performance over the half year, which shows we are continuing to deliver on our promises.

We are now in a position where we have achieved four consecutive quarters of positive growth. This has translated into good half year results, which is a further indication that we have moved from securing, to sustaining the recovery. In light of this, I am pleased to declare an interim dividend of 4.0 pence per share, an increase of 8.1% on last year.

Looking forward, we are now focused on gaining market share in the core areas, particularly Clothing and Food and on building the foundations for future growth. However, we recognise that we are aiming to achieve this in a market we expect to become less buoyant. At the same time, we are coming up against challenging year-on-year comparisons.

As we go into the crucial Christmas period, we remain confident that we will continue to give our customers reasons to keep coming to us and buying more, by offering appealing products at great value within an improved store environment.

Luc Vandevelde

Luc Vandevelde Chairman

Chief Executive's review



Roger Holmes
Chief Executive

The improvements we have made to date in Clothing, Food, Home and in our stores have been appreciated by our customers and are reflected in our performance. We are now delivering gains in market share across all three areas.

In Clothing, we have continued to improve the appeal, quality and fit of our merchandise as well as segmenting our ranges more clearly. The focus on key product areas together with recently developed categories, including per una and Blue Harbour, has been well received by our customers. The Clothing buying margin continues to benefit from the changes we made to the sourcing of merchandise. Opportunities remain to improve flexibility and speed to market.

In Food, a good sales performance has been driven by the high quality of our products and continued innovation. We are reaching more customers, opening three Simply Food stores in the period and are on track to deliver our target of 20 stores this year.

We have renewed a further 63 stores in the period. We now have 80% of UK Retail selling space in the renewed format, creating a brighter and more modern environment for our customers.

In Financial Services, we have taken the first steps to reinvigorate our Chargecard business with the recent launch of a pilot in South Wales for a combined credit and loyalty card.

Looking ahead, we remain dedicated to continuing the improvement in the shopping experience for our customers.



Roger Holmes Chief Executive

Review of the business

Group Summary

	2002 £m	2001 £m	% inc/ (dec)
Turnover – continuing operations			
Retailing			
UK Retail	**3,193.7**	2,916.3	9.5%
International Retail	**331.6**	331.6	-
	3,525.3	3,247.9	8.5%
Financial Services	**166.6**	174.8	(4.7%)
	3,691.9	3,422.7	7.9%
Operating profit – continuing operations			
Retailing			
UK Retail	**236.0**	147.4	60.1%
International Retail	**19.3**	19.0	1.6%
	255.3	166.4	53.4%
Financial Services	**50.5**	44.0	14.8%
Excess interest charged to cost of sales of Financial Services	**-**	6.3	
	305.8	216.7	41.1%
Profit before tax	**285.3**	213.3	33.8%
Earnings per share	**8.4p**	5.0p	68.0%
Adjusted earnings per share	**8.5p**	5.3p	60.4%

Retailing

UK Retail

Turnover (excluding VAT) was up 9.5% on last year at £3,193.7m. Including VAT, turnover was up 10.0% on last year, 8.8% on a like-for-like basis. The quarterly sales performance for the first half of the year is set out below:

Actual increase on last year	Q1 %	Q2 %	Total %
Clothing (including footwear and gifts)	**14.8**	**13.8**	**14.4**
Home	**5.9**	**15.1**	**10.0**
Food	**2.9**	**7.5**	**5.0**
Total	**9.1**	**11.1**	**10.0**

Volumes for Clothing have increased by approximately 10%, with the balance of the sales increase being attributable to higher average selling prices, largely reflecting the mix of

products sold. In Home, the increase in sales is largely volume related. Food inflation during the period was 0.5%. Total selling space remained broadly level at 12.2m sq. ft., but the weighted average footage for the period fell by 0.6%. On a like-for-like basis, sales were as follows:

Like-for-like increase on last year	Q1 %	Q2 %	Total %
Clothing and Home	12.7	13.2	13.0
Food	1.5	6.0	3.6
Total	7.7	10.0	8.8

These results reflect the progress we are making to recover the performance of the Clothing business by focusing on the appeal, quality and fit of our product. All areas of adult clothing achieved double digit sales increases and gained market share, with particular highlights being ladies' casualwear, Autograph and men's casualwear, helped by the Blue Harbour ranges.

In Lingerie, the focus on product and availability has meant that we have continued to make progress against last year, strengthening our position as the market leader.

The performance of Childrenswear was poor in the first half of the year, with insufficient product appeal in girlswear and a lack of availability in underwear and schoolwear at peak times. However, the strong response to the DB07, David Beckham, range which we launched in September gives us the confidence that we can grow this business when we get the product right.

We have continued to realise the gains from the actions taken to increase overseas production and consolidate our supply base. At the half year this delivered a further 1.8 percentage point improvement in the Clothing bought-in margin. However, as a result of excess commitment, the cost of mark-downs was broadly level with the same period last year. These arose within Womenswear, where we drove for high sales growth and improved availability, and in Childrenswear due to disappointing sales.

Distribution costs, which are included in cost of sales, increased marginally less than the rate of sales growth.

In Home, the performance of furniture in the first half was strong, helped by the Bank Holiday events around the Jubilee and at the end of August. Sales also benefited from the introduction of new products across the range, particularly within home accessories and bedding.

In Foods, we have outperformed the market in the second quarter, helped by the high quality of our products, continued innovation and strong, cohesive marketing. We continue to focus

Review of the business *continued*

on extending the reach of our product, making our food more accessible to more customers, particularly through the 'Simply Food' format. We have opened three stores in the first half, expect to open a further four by Christmas and plan to open 20 in total by the end of the financial year.

Operating costs increased by 5.4% over the same period last year. Within this, employee costs, which represent approximately half of total operating costs, increased by 4.7%. This was primarily as a result of the annual salary review of 3% and additional staffing for per una and Café Revive, which were rolled out during the second half of last year. Property, repair and renewal costs have increased by 9%, largely as a result of the sale and leaseback transaction entered into last year, which added £12.6m to rental costs in the first half. Depreciation was broadly level on the year. Other operating costs increased by 6.9%. This was largely due to increases in marketing costs, primarily due to TV advertising for Food, and IT expenditure to support business initiatives, including infrastructure costs for the relocation of the corporate head office next year.

We have renewed 63 stores during the period, including the addition of a further 29 Coffee shops, at a total cost of approximately £32m. This includes £7m of revenue costs which have been expensed. We have plans to renew a further 41 stores before Christmas at a cost of approximately £26m (including business unit schemes). In total, by Christmas we will have 236 stores trading in the modernised format, representing approximately 89% of UK Retail selling space.

UK capital expenditure for the period was approximately £165m. In addition to the expenditure on store renewal, this also includes £25m on new space, £27m on new selling initiatives and £48m on replacement capital expenditure.

International Retail

	At actual exchange rates			At constant exchange rates		
	2002 £m	2001 £m	% inc/ (dec)	**2002 £m**	2001 £m	% inc/ (dec)
Turnover						
Retained businesses	**182.4**	167.6	8.8%	**182.6**	167.6	8.9%
Kings Super Markets	**149.2**	164.0	(9.0%)	**157.0**	164.0	(4.3%)
	331.6	331.6	–	**339.6**	331.6	2.4%
Operating profit						
Retained businesses	**14.7**	13.1	12.2%	**14.7**	13.1	12.2%
Kings Super Markets	**4.6**	5.9	(22.0%)	**4.9**	5.9	(16.9%)
	19.3	19.0	1.6%	**19.6**	19.0	3.2%

The results from continuing operations include sales and operating profits from Kings Super Markets as the planned disposal has not yet been completed, due to the buyer's financing taking longer than anticipated.

Turnover for the period in the retained businesses (Republic of Ireland, franchises and Hong Kong) increased by 8.8%.

Operating profit for the retained businesses increased by 12.2% to £14.7m, compared to £13.1m for the same period last year. Within this, the Republic of Ireland performed ahead of last year and we have also seen an improvement in the performance of our franchise business. In Hong Kong, actions taken last year to decrease footage in selected locations and reduce costs, together with a new pricing strategy, are beginning to deliver results.

Financial Services

	2002 £m	2001 £m	% inc/ (dec)
Operating profit			
Financial Services retailing activities	**48.1**	41.4	16.2%
MS Insurance	**2.4**	2.6	(7.7%)
	50.5	44.0	14.8%

Operating profit from Financial Services increased by £6.5m to £50.5m. The results of the captive insurance company were again affected by negative investment returns due to falls in the underlying markets. However, the Financial Services retailing activities increased operating profits by 16.2% to £48.1m. This was a result of improving returns from the core lending products and a programme of cost reduction which has generated savings of £6m compared with last year.

The proportion of retail sales made on the Chargecard has reduced slightly to approximately 18% for the period to September and the number of active accounts has decreased year-on-year by approximately 7%. However, with the average outstanding balance per customer continuing to rise, average customer borrowings have been higher than the same period last year leading to an overall increase in net income.

In September, we mailed Chargecard customers in South Wales with details of the new credit card and loyalty scheme. During the coming months this pilot will provide valuable learning prior to planned rollout next year. Total revenue costs incurred for the pilot so far this year amount to £9m. Total project costs for this financial year are expected to be £25m and not the £35m previously indicated.

Review of the business *continued*

In personal lending, competitive forces remain strong and outstanding balances are down 6% year-on-year. Within this, incremental interest bearing personal loan advances for the first six months are in line with last year, but have been offset by a reduction in the amount of replacement business.

The introduction of a revised bad debt policy resulted in a one-off increase in bad debt charge in the second half of last year. As expected, the application of the new policy and the revised procedures associated with it, has resulted in a total bad debt charge in the first half which is broadly in line with historic levels.

In other areas, the amount of new unit trust investment has more than doubled year-on-year. However, the number of new policies in other product areas has fallen. During the period we withdrew the group stakeholder pension and mortgage protection products.

Discontinued operations

Last year, we closed the Continental European operations and sold Brooks Brothers. The results of these businesses up until the dates of closure or disposal are reported under discontinued operations.

Net interest expense

Net interest expense was £18.8m compared to net interest income of £4.4m for the same period last year. This arises as a result of the increase in debt following the capital restructuring of the Group at the end of last year. The average rate of interest on borrowings during the period was 5.8%.

Taxation

The tax charge reflects an effective tax rate of approximately 30% compared to 31.6% for the same period last year. This rate reflects the fact that the majority of our profits are subject to tax at the UK corporation tax rate of 30% and the minimal impact of timing and permanent differences.

Capital structure

During the period, 16,130,353 ordinary shares (representing 0.7% of the issued share capital) were purchased in the market at a total cost of £53.4m at an average price of 330.9 pence.

On 25 September, 181,478,363 B shares were redeemed at par at a total cost of £127.0m. Following this redemption, 212,725,066 B shares remain in issue. The next opportunity for redemption is in March 2003.

At the end of the period, net debt was £2.0bn giving rise to retail gearing of 24.6%, with total gearing at 44.7%.

Earnings per share

Adjusted earnings per share has increased by over 60% to 8.5 pence per share. Approximately three-quarters of this increase is due to the improved operating performance, with the balance attributable to the impact of the capital restructuring carried out at the end of last year.

Cash flow

The Group generated an operating cash inflow for the period of £422.5m. Within this, the cash inflow from retailing activities was £283.9m (last half year £296.7m) and the cash inflow from financial services activities was £138.6m (last half year £100.5m). Retail operating cash flow has declined due to an £87.0m increase in stock levels since the year end.

During the period, the Group acquired tangible fixed assets totalling £165.6m (last half year £146.9m). After taking into account the timing of payments, the cash outflow for capital expenditure was £129.9m (last half year £75.1m). Proceeds in the period are largely due to the sale of part of our Manchester store.

The cash outflow from acquisitions and disposals of £29.4m includes a repayment of £30.2m to the purchaser of Brooks Brothers for the difference between working capital at the date of the agreement and the date of completion, which was anticipated and provided for last year.

The overall cash inflow before funding of £38.9m has been partly used to fund the redemption of B shares in September, and the purchase of ordinary shares.

Updated guidance

- We anticipate Clothing mark-downs for the full year to be broadly level with last year.
- The combined credit and loyalty card will add approximately £25m to operating costs this year compared to the original estimate of £35m due to the phasing of the work on the infrastructure.
- The impact of a national rollout of the combined credit and loyalty card would be to reduce profits by around £60m for the financial year 2003/04, compared to the £25m this year. This is a provisional number and we will update it as we obtain further details from the pilot.

Consolidated profit and loss account

	Notes	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Turnover				
Continuing operations		**3,691.9**	3,422.7	7,619.4
Discontinued operations		**-**	315.5	516.0
Total turnover	2	**3,691.9**	3,738.2	8,135.4
Operating profit				
Continuing operations		**305.8**	216.7	629.1
Discontinued operations:				
Continental European operations		**-**	26.4	42.5
Less provision made in 2001		**-**	(26.4)	(42.5)
Other discontinued operations		**-**	(0.8)	14.7
Total operating profit	3	**305.8**	215.9	643.8
Profit/(loss) on sale of property and other fixed assets	5A	**(0.2)**	(7.0)	41.2
Loss on sale/termination of operations:	5B			
Loss arising on sale/termination		**(2.9)**	(3.1)	(102.8)
Less provision made in 2001		**1.4**	3.1	104.3
		(1.5)	-	1.5
Goodwill previously written off		**-**	-	(368.2)
Net loss on sale/termination of operations		**(1.5)**	-	(366.7)
Net interest (expense)/income	4	**(18.8)**	4.4	17.6
Profit on ordinary activities before taxation		**285.3**	213.3	335.9
Taxation on ordinary activities	6	**(86.1)**	(67.5)	(182.5)
Profit on ordinary activities after taxation		**199.2**	145.8	153.4
Minority interests (all equity)		**(0.2)**	(1.6)	(0.4)
Profit attributable to shareholders		**199.0**	144.2	153.0
Dividends (including dividends in respect of non-equity shares)	8	**(96.4)**	(105.2)	(238.9)
Retained profit/(loss) for the period		**102.6**	39.0	(85.9)
Earnings per share	7	**8.4p**	5.0p	5.4p
Diluted earnings per share	7	**8.3p**	5.0p	5.4p
Adjusted earnings per share	7	**8.5p**	5.3p	16.3p
Diluted adjusted earnings per share	7	**8.4p**	5.3p	16.2p
Dividend per share	8	**4.0p**	3.7p	9.5p

Consolidated balance sheet

	As at 28 Sept 2002 £m	As at 29 Sept 2001 £m	As at 30 March 2002 £m
Fixed assets			
Tangible assets	**3,383.9**	4,016.1	3,381.2
Investments	**37.5**	59.6	50.3
	3,421.4	4,075.7	3,431.5
Current assets			
Stock	**411.0**	462.8	325.3
Debtors	**2,581.3**	2,642.1	2,619.3
Cash and investments	**399.5**	605.6	816.1
	3,391.8	3,710.5	3,760.7
Current liabilities			
Creditors: amounts falling due within one year	**(1,484.1)**	(1,930.7)	(1,750.8)
Net current assets	**1,907.7**	1,779.8	2,009.9
Total assets less current liabilities	**5,329.1**	5,855.5	5,441.4
Creditors: amounts falling due after more than one year	**(2,112.5)**	(932.4)	(2,156.3)
Provisions for liabilities and charges	**(197.7)**	(351.9)	(203.8)
Net assets	**3,018.9**	4,571.2	3,081.3
Capital and reserves			
Called up share capital	**722.2**	711.9	852.7
Share premium account	**8.7**	378.1	2.8
Revaluation reserve	**383.2**	453.3	387.3
Capital redemption reserve	**1,849.0**	8.0	1,717.9
Other reserve	**(6,542.2)**	-	(6,542.2)
Profit and loss account	**6,597.4**	3,003.2	6,662.4
Shareholders' funds (including non-equity interests)	**3,018.3**	4,554.5	3,080.9
Minority interests (all equity)	**0.6**	16.7	0.4
Total capital employed	**3,018.9**	4,571.2	3,081.3

Consolidated statement of total recognised gains and losses

	26 weeks ended		Year ended
	28 Sept 2002 £m	29 Sept 2001 £m	30 March 2002 £m
Profit attributable to shareholders	**199.0**	144.2	153.0
Exchange differences on foreign currency translation	**8.7**	(1.2)	0.1
Unrealised surpluses on revaluation of investment properties*	**-**	-	0.5
Total recognised gains and losses relating to the period	**207.7**	143.0	153.6

*Revalued annually in March.

Reconciliation of movement in shareholders' funds

	As at 28 Sept 2002 £m	As at 29 Sept 2001 £m	As at 30 March 2002 £m
Profit attributable to shareholders	**199.0**	144.2	153.0
Dividends	**(96.4)**	(105.2)	(238.9)
	102.6	39.0	(85.9)
Other recognised gains and losses relating to the period	**8.7**	(1.2)	0.6
Issue/redemption expenses	**-**	-	(9.3)
New share capital subscribed	**6.5**	2.9	8.9
Amounts added to the profit and loss account in respect of shares issued to the QUEST	**-**	-	2.5
Redemption of B shares	**(127.0)**	-	(1,717.9)
Purchase of own shares	**(53.4)**	(52.0)	(52.0)
Goodwill transferred to the profit and loss account in respect of the closure of businesses	**-**	-	368.2
Net movement in shareholders' funds	**(62.6)**	(11.3)	(1,484.9)
Shareholders' funds at beginning of the period	**3,080.9**	4,565.8	4,565.8
Shareholders' funds at end of the period	**3,018.3**	4,554.5	3,080.9

Consolidated cash flow statement

		26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Operating activities				
Operating profit		**305.8**	215.9	643.8
Utilisation of provision against European trading losses		**-**	(26.4)	(42.5)
Depreciation		**117.9**	133.7	249.6
Decrease in working capital	9A	**7.8**	89.5	272.8
Net cash inflow before exceptional items		**431.5**	412.7	1,123.7
Exceptional operating cash outflow		**(9.0)**	(15.5)	(30.0)
Cash inflow from operating activities		**422.5**	397.2	1,093.7
Dividend received from joint venture		**8.0**	-	-
Returns on investments and servicing of finance		**(16.3)**	6.9	36.8
Taxation		**(99.7)**	(56.2)	(179.4)
Capital expenditure and financial investment	9B	**(107.8)**	(24.6)	176.0
Acquisitions and disposals	9C	**(29.4)**	11.5	261.6
Equity and non-equity dividends paid		**(138.4)**	(152.0)	(256.7)
Cash inflow before management of liquid resources		**38.9**	182.8	1,132.0
Management of liquid resources		**(28.9)**	(271.1)	(29.1)
Financing	9D	**(597.7)**	55.1	(730.2)
Increase/(decrease) in cash		**(587.7)**	(33.2)	372.7

Reconciliation of net cash flow to movement in net debt

	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Increase/(decrease) in cash	**(587.7)**	(33.2)	372.7
Cash outflow from increase in liquid resources	**28.9**	271.1	29.1
Cash outflow/(inflow) from decrease/(increase) in debt financing	**423.8**	(101.7)	(1,031.7)
Exchange movements	**(1.6)**	(0.7)	0.7
Movement in net debt	**(136.6)**	135.5	(629.2)
Net debt at beginning of the period	**(1,907.0)**	(1,277.8)	(1,277.8)
Net debt at end of the period	**(2,043.6)**	(1,142.3)	(1,907.0)

Notes to the accounts

1. Basis of preparation

The results for the first half of the financial year have not been audited and are prepared on the basis of the accounting policies set out in the Group's 2002 Annual Report and Financial Statements.

The summary of results for the year ended 30 March 2002 does not constitute the full financial statements within the meaning of s240 of the Companies Act 1985. The full financial statements for that year have been reported on by the Group's auditors and delivered to the Registrar of Companies. The audit report was unqualified and did not contain a statement under s237(2) or s237(3) of the Companies Act 1985.

2. Turnover

Turnover (excluding sales taxes for international operations) is analysed as follows:

	26 weeks ended		Year ended
	28 Sept 2002 £m	29 Sept 2001 £m	30 March 2002 £m
Continuing operations:			
UK Retail (incl. VAT)			
Clothing, Footwear and Gifts	**1,852.3**	1,619.5	3,773.4
Home	**179.7**	163.5	373.3
Foods	**1,488.0**	1,417.3	3,093.5
	3,520.0	3,200.3	7,240.2
Less: United Kingdom VAT	**(326.3)**	(284.0)	(665.0)
	3,193.7	2,916.3	6,575.2
International Retail			
Retained businesses[1]	**182.4**	167.6	364.7
Kings Super Markets	**149.2**	164.0	328.7
	331.6	331.6	693.4
Total Retailing	**3,525.3**	3,247.9	7,268.6
Financial Services (UK)	**166.6**	174.8	350.8
Total continuing operations	**3,691.9**	3,422.7	7,619.4
Discontinued operations:			
Continental Europe	**-**	116.0	170.2
The Americas	**-**	199.5	345.8
Total discontinued operations	**-**	315.5	516.0
Total turnover	**3,691.9**	3,738.2	8,135.4
Turnover from continuing operations is analysed as follows:			
United Kingdom	**3,360.3**	3,091.1	6,926.0
International	**331.6**	331.6	693.4
Total turnover	**3,691.9**	3,422.7	7,619.4

[1]Retained businesses within International Retail consists of the Republic of Ireland, Hong Kong and franchise operations.

The value of goods exported from the UK, including shipments to overseas subsidiaries, amounted to £132.3m (last half year £170.6m).

3. Operating profit

Operating profit arises as follows:

	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Continuing operations:			
UK Retail	**236.0**	147.4	505.2
International Retail			
Retained businesses	**14.7**	13.1	20.7
Kings Super Markets	**4.6**	5.9	12.6
	19.3	19.0	33.3
Total Retailing	**255.3**	166.4	538.5
Financial Services	**50.5**	44.0	84.2
Segmental operating profit from continuing operations	**305.8**	210.4	622.7
Add: excess interest charged to cost of sales of Financial Services	**-**	6.3	6.4
Operating profit from continuing operations	**305.8**	216.7	629.1
Discontinued operations:			
Continental Europe	**-**	26.4	42.5
Less provision made in 2001	**-**	(26.4)	(42.5)
	-	-	-
The Americas			
Brooks Brothers (incl. Japan)	**-**	(0.8)	14.9
Corporate expenses	**-**	-	(0.2)
	-	(0.8)	14.7
Operating profit from discontinued operations	**-**	(0.8)	14.7
Total operating profit	**305.8**	215.9	643.8
Geographical analysis of segmental operating profit from continuing operations:			
United Kingdom	**286.5**	191.4	589.4
International	**19.3**	19.0	33.3
	305.8	210.4	622.7

Notes to the accounts

4. Interest charged to cost of sales

Financial Services operating profit is stated after charging £44.8m (last half year £53.9m) of interest to cost of sales. This interest represents the cost of funding the Financial Services business as a separate segment, including both intra-group interest and third party funding. The amount of third party interest payable by the Group during the half year was £71.2m (last half year £47.6m). This half year, third party interest payable exceeds the amount charged to cost of sales of Financial Services, and there is therefore no requirement to adjust total operating profit. Last half year, there was an excess of £6.3m of third party interest payable, which was added back to total operating profit.

5. Exceptional items

	26 weeks ended		Year ended
A Profit/(loss) on sale of property and other fixed assets	**28 Sept 2002 £m**	29 Sept 2001 £m	30 March 2002 £m
Profit on sale and leaseback	**-**	-	50.0
Other asset disposals[1]	**(0.2)**	(7.0)	(8.8)
Profit/(loss) on sale of property and other fixed assets	**(0.2)**	(7.0)	41.2

[1]Other asset disposals mainly relate to the disposal of UK stores.

	26 weeks ended		Year ended
B Loss on sale/termination of operations	**28 Sept 2002 £m**	29 Sept 2001 £m	30 March 2002 £m
Loss on sale/termination	**(2.9)**	(3.1)	(102.8)
Goodwill previously written off	**-**	-	(368.2)
	(2.9)	(3.1)	(471.0)
Less provision made in 2001	**1.4**	3.1	104.3
Loss on sale/termination of operations	**(1.5)**	-	(366.7)

The loss on sale/termination of operations in the current year is analysed as follows:

	Continental Europe £m	Brooks Brothers £m	Total £m
Net closure costs	**(1.4)**	**(1.5)**	**(2.9)**
Less provision made in 2001	**1.4**	**-**	**1.4**
Loss on sale/termination of operations	**-**	**(1.5)**	**(1.5)**

6. Taxation

The taxation charge for the 26 weeks ended 28 September 2002 is based on an estimated effective tax rate of 30% for the full year. Included in the tax charge for the year ended 30 March 2002 is a credit of £13.2m which is attributable to exceptional charges.

7. Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax, minority interest and non-equity dividends of £194.4m (last half year £144.2m), and on 2,302,949,000 ordinary shares (last half year 2,865,234,000), being the weighted average number of ordinary shares in issue during the period ended 28 September 2002. The weighted average number of shares used in the calculation of fully diluted earnings per ordinary share is 2,337,510,000 (last half year 2,880,103,000).

An adjusted earnings per share figure has been calculated in addition to the earnings per share required by FRS 14 and is based on earnings excluding the effect of the exceptional items. It has been calculated to allow the shareholders to gain a clearer understanding of the trading performance of the Group. Details of the adjusted earnings per share are set out below:

	26 weeks ended		Year ended
	28 Sept 2002 pence	29 Sept 2001 pence	30 March 2002 pence
Earnings per share	**8.4**	5.0	5.4
Loss/(profit) on sale of property and other fixed assets	**-**	0.3	(1.5)
Loss on sale/termination of operations	**0.1**	-	12.4
Adjusted earnings per share	**8.5**	5.3	16.3

8. Dividend

	26 weeks ended		Year ended
	28 Sept 2002 £m	29 Sept 2001 £m	30 March 2002 £m
Dividends on equity shares:			
Ordinary – Interim dividend of 4.0p per share (last half year 3.7p per share)	**91.8**	105.2	105.2
Ordinary – Final dividend of 5.8p per share last year	**-**	-	133.7
	91.8	105.2	238.9
Dividends on non-equity shares:			
B Share dividend at 3.32%	**4.6**	-	-
	96.4	105.2	238.9

The Directors have approved an interim dividend of 4.0p per share (last half year 3.7p per share). This results in an interim dividend of £91.8m (last half year £105.2m) which will be paid on 10 January 2003 to shareholders whose names are on the Register of Members at the close of business on 15 November 2002. The ordinary shares will be quoted ex dividend on 13 November 2002. Shareholders may choose to take this dividend in shares or in cash.

Notes to the accounts

9. Analysis of cash flow given in the cash flow statement

	26 weeks ended		Year ended
	28 Sept 2002 £m	29 Sept 2001 £m	30 March 2002 £m
A Decrease in working capital			
(Increase)/decrease in stocks	**(87.0)**	6.5	66.2
Decrease in customer advances	**57.3**	21.3	76.2
Increase in creditors	**7.9**	56.1	174.9
Other working capital movements	**29.6**	5.6	(44.5)
	7.8	89.5	272.8
B Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(129.9)**	(75.1)	(285.7)
Sale of tangible fixed assets	**20.5**	51.7	455.6
Net purchase of fixed asset investments	**1.6**	(1.2)	6.1
	(107.8)	(24.6)	176.0
C Acquisitions and disposals			
Closure of operations	**(1.4)**	11.5	122.2
Sale of subsidiaries	**(30.2)**	-	139.4
Repayment of loan by joint venture	**2.2**	-	-
	(29.4)	11.5	261.6
D Financing			
Debt financing as shown in movement of net debt	**(423.8)**	101.7	1,031.7
Purchase of own shares	**(53.4)**	(49.3)	(52.0)
Redemption of B shares	**(127.0)**	-	(1,717.9)
Issue/redemption expenses	**-**	-	(9.3)
Shares issued under employees' share schemes	**6.5**	2.7	17.3
	(597.7)	55.1	(730.2)

10. Date of approval

The interim financial statements for the 26 weeks ended 28 September 2002 were approved by the Board on 4 November 2002.

Shareholder information

Financial calendar
10 January 2003
Ordinary dividend to be paid

25 March 2003
B Share redemption and dividend to be paid

20 May 2003
Announcement of results
for the year to 31 March 2003

June 2003
Circulation of Annual Report

Have you visited the Marks & Spencer website?
Our website at www.marksandspencer.com allows you to shop on-line, find out store opening times, etc. In addition, if you click on "the Company" and look in the "Investor Relations" section, there is a host of information including annual reports, current share price, recent press releases and you can request to be kept informed each time the Company makes an important announcement.

Electronic shareholder communications
You can now register to receive future communications electronically via the internet rather than in paper form through the post. As well as offering choice, this new service represents a cost-effective way for Marks & Spencer to communicate with shareholders. If you register to receive electronic communications, we will send you notification by e-mail each time we put a new Company Report, Notice of Meeting or other investor communication on our website. In addition, you will be able to:

- Appoint a proxy to vote on your behalf at general meetings
- Access information on your shareholding, such as the number of shares held and dividends paid
- Obtain a daily valuation of your shareholding

To register for this secure service please go to www.shareview.co.uk. You will need your shareholder reference which can be found on share certificates and will be asked to select your own password. An access number will then be posted to you.

Payment of dividends
Have you considered having your M&S dividends paid direct into your bank account?
- This avoids the risk of cheques being lost in the post
- It saves you the trouble of presenting the cheque for payment
- The dividend is credited to your account on payment date
- The tax voucher is sent direct to your registered address at the same time the dividend is paid

If you would like to take advantage of this arrangement, please complete the slip attached to your next dividend cheque and return it as indicated or contact the Registrars for further information.

Shareholder information *continued*

Registered office and head office
Michael House
Baker Street, London W1U 8EP
Tel 020 7935 4422
www.marksandspencer.com

Registered number 4256886

Company Secretary Graham Oakley

Registrars
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
Tel 0870 600 3995
www.lloydstsb-registrars.co.uk

Dividend reinvestment plan
The Company operates a scheme to enable shareholders to buy shares in the market twice a year using their dividends. Details of the scheme can be obtained from the Registrars.

Share dealing facility
A postal share dealing facility is available through the Company's stockbrokers for the purchase and sale of Marks and Spencer Group p.l.c. shares. Further information may be obtained by writing to the following address: Cazenove & Co Limited, 12 Tokenhouse Yard, London EC2R 7AN

Individual Savings Account (ISA)
The Company operates an ISA in which you can hold cash, Marks and Spencer Group p.l.c. shares or unit trusts tax free. For further details please telephone:
Marks & Spencer Financial Services p.l.c. freephone 0808 002 22 22

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c (74)

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From	To
	Day 15 Month 11 Year 2002	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,105	2,353	384
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	156p	223p	250p

L. . the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

COMPANIES HOUSE J067 28/11/02

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

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88(2)

Return of Allotment of Share:

CHFPO83

Company Number	4256886
Company name in full	Marks & Spencer Group p.l.c.
	Page 2 of 2

Shares allotted (including bonus shares):

D... or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	11	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	763		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	324p		

L. . the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

ompanies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
ɔr companies registered in England and Wales

ompanies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
or companies registered in Scotland

C

COMPANIES HOUSE 28/11/02

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name MRS MARILYN ANNE ROBINSON Address 5 ST GUTHLAC STREET PORTFIELDS HEREFORD UK Postcode HR1 2EY	Ordinary	146
Name MRS SUSAN GLADYS NEESON Address 9 BROOKSIDE CLOSE CAERPHILLY MID GLAMORGAN SOUTH WALES UK Postcode CF8 3 2RR	ORDINARY	383
Name MRS TRUDIE ELIZABETH ALLEN Address 7 TREMES CLOSE MARSHFIELD CHIPPENHAM WILTSHIRE UK Postcode SN14 8TB	ORDINARY	3170
Name MRS SHEELAGH BERNICE TOWNLEY Address 24 HIGH STREET ILCHESTER SOMERSET UK Postcode BA22 8NH	ORDINARY	234
Name MRS MARGARET ANNE MCCREERY Address 1 DUART DRIVE NEWTON MEARNS GLASGOW UK Postcode	ORDINARY	672
	TOTAL	4,605

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 26/11/02

A director / secretary / ~~administrator / administrative receiver / receiver~~ manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

75

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4256886
Company name in full	Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	08	11	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,038	9,160	504
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	156p	223p	250p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PLEASE COMPLETE IN
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88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	11	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,533	441	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	324P	330p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A45 COMPANIES HOUSE 0069 28/11/02

charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 15,676
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 15,676

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed __________ **Date** __________

A director / secretary / administrator / administrative ~~receiver / receiver~~ manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

02 DEC 30 AM 8:21

(76)

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Da. or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	08	11	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	45,860		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	215p		

Li. the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE U187 18/11/02

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotte	
Name Ms.Mee Chun Wong Address 7B Eredine 38 Mt Kellett Road HONG KONG UK Postcode	Class of shares allotted Ordinary	Number allotted 45,860
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 45,860

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 14/11/02

A director / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PLEASE COMPLETE IN
TYPESCRIPT OR IN
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77

88(2)

02 DEC 30 AM 8:

Return of Allotment of Shares

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	11	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8379		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	358p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

COMPANIES HOUSE 18/11/02
... by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotte	
Name CAZENOVE NOMINEES LIMITED Address 12 TOKENHOUSE YARD LONDON DESIG:ESOS PART ID:142CN RE: MARTYN OSBORNE UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 8379
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 8379

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 14/11/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PLEASE COMPLETE IN
TYPESCRIPT OR IN
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78

88(2)

02 DEC 30 AM 8:

Return of Allotment of Shares

CHFP083

Company Number	4256886
Company name in full	Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	11	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	123,162	51,718	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	215p	256p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotte	
Name CAZENOVE NOMINEES LIMITED (PETER FENNELL)	Class of shares allotted	Number allotted
Address 12 TOKENHOUSE YARD	Ordinary	174,88C
LONDON DESIG: ESOS CREST ID: 142CN		
UK Postcode EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	174,880
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______ Date 14/11/02

A director / secretary / ~~administrator / administrative~~ receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

FSP-B/LS5729 Tel: 01903 833393

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

(19) 88(2)

02 DEC 30 AM 8

Return of Allotment of Shares

CHFPO83

Company Number	4256886
Company name in full	Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	10	2002			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	120	2,379	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	324p	330p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A18 COMPANIES HOUSE 16/11/02

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotte	
Name Mrs.Brenda Ann Carne Address 4 Brecon Court Greenacres North Park Eltham LONDON UK Postcode SE9 5BG	Class of shares allotted Ordinary	Number allotted 1,322
Name Mrs.Jane Sara Efford Address 15 The Drive Ewell SURREY UK Postcode KT19 0AR	Class of shares allotted Ordinary	Number allotted 1,057
Name M/S Michaela Whitson Address 17 Sutherland Close Whitehill Bordon HAMPSHIRE UK Postcode GU35 9RE	Class of shares allotted Ordinary	Number allotted 120
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 2,499

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ____________ **Date** 14/11/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

(80)

88(2)

02 DEC 30 AM 8:21

Return of Allotment of Shares

CHFPO83

Company Number	4256886
Company name in full	Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	25	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,644	3,385	400
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	156p	223p	250p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

COMPANIES HOUSE 0189 16/11/02

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotte
Name Address UK Postcode	Class of shares allotted: Ordinary Number allotted
Name Address UK Postcode	Class of shares allotted Number allotted
Name Address UK Postcode	Class of shares allotted Number allotted
Name Address UK Postcode	Class of shares allotted Number allotted
Name Address UK Postcode	Class of shares allotted: TOTAL Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 14/11/02

A director / secretary / administrator / ~~administrative~~ receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

EASE COMPLETE IN
I YPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	749		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	324p		

L... the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name GARTH THORNE Address WEAVERS 1 KIDMORE ROAD CAVERSHAM READING BERKSHIRE UK Postcode RG4 7LS	Ordinary	1542
Name MR BRIAN LEAK Address FLAT 1 15 ELLESMERE ROAD LONDON UK Postcode W4 3DU	Ordinary	144
Name MS.JENNIE RIVERS Address 57 ROBERT STREET NORTHAMPTON UK Postcode NN1 3BJ	Ordinary	2009
Name MR STEFAN DREXLER Address 114 HILL ROAD PINNER MIDDLESEX UK Postcode HA5 1LE	Ordinary	3083
Name MRS MICHAELLE SMITH Address CEFN-Y-COED PEN Y FRON ROAD PANTYMWYN MOLD UK Postcode CH7 5EF	Ordinary	400
	TOTAL	7,178

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 14/11/07

A director / secretary / administrator / ~~administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-B/DW5432 Tel: 01903 833393

DX number DX exchange

MARKS & SPENCER

Annual report and financial statements 2002

4256886

(81)

things are looking up!

205

Luc Vandevelde
Chairman and Chief Executive

Chairman's message

In my report last year, I detailed our plan for restoring the fortunes of Marks & Spencer. It had three elements. The first was to focus on the heart of our business – our retail and financial services operations in the UK – and to get back to the fundamental strengths that had made Marks & Spencer great in the past. To succeed, we needed clarity of purpose and no distractions. The second element of the plan was therefore to stop all activities which were non-core or making a loss. Thirdly, we needed the right capital structure to make our balance sheet more efficient and to generate greater value for our shareholders.

The plan was simple, radical and all-encompassing, with each element essential to the success of the whole. And it had to be accomplished rapidly: we were, after all, fighting to recover in a harsh, competitive marketplace. To generate a sense of urgency in the organisation, I deliberately imposed a tight deadline for starting to see real changes.

A year on, the restructuring is complete and the changes to our capital structure – including the return of £2bn to our shareholders – have increased our potential earnings per share. Best of all, we're seeing a marked improvement in our performance. In the 12 months to 30 March 2002, sales from continuing operations were up by 3.8% and corresponding Group operating profits by 30.8%. During the 2001 calendar year, Marks & Spencer was the best performing share in the FTSE 100. Customers are coming back, buying more and telling others.

Now that we have turned the corner, our task is to secure the recovery and to keep building for our future. There is much to do and we are not complacent. Phase one may be complete, but the plan moves on as we set about growing the business and regaining our leadership in the UK market.

Before we look forward, it is worth reflecting on why the turnaround has been so relatively swift. Yes we have changed our organisational and financial structures. But more importantly, we have tapped into the values and qualities that customers traditionally associated with our brand but which tended to be obscured in recent years. We have succeeded not by inventing a new Marks & Spencer, but by rediscovering the fundamental strengths of the past and making them relevant to the present.

Let me outline what I believe these fundamentals to be.

The first is to make sure we have the right team, without which no plan can succeed. Our Board, completely reconstituted over the past two years, is a powerful combination of people with past experience of Marks & Spencer and those who bring new skills and ideas to the organisation. We are grateful for the continuity provided by Robert Colvill who delayed his retirement from the Board until December 2001 to help restructure the business. We also welcome talented new members to the Board – Laurel Powers-Freeling, Chief Executive of Marks & Spencer Financial Services, and Jack Keenan and Paul Myners who join us as non-executive directors. It is gratifying to see how the experience and knowledge brought by each addition to the Board has enhanced our underlying culture and values.

The Board of UK Retail benefits from the same combination of internal and external talent. And right down through the organisation, we are fortunate in the quality and dedication of our people. We are building a way of working based on teamwork, personal accountability and passion for our products and our 65,000 people have responded magnificently. My thanks go to all of them, as well as to the many suppliers who have worked so closely with us on our recovery plan.

Along with having the right team, the next imperative is to listen to our customers. Marks & Spencer has a special place in the British way of life. I have always believed, and have often said publicly, that no other retailer in the world has such loyal customers. We may have let them down and they may have punished us by staying away, but the vast majority were waiting for the excuse to come back. They definitely – even desperately – wanted us to succeed.

Chairman's message

They were therefore quick to respond when they saw that Marks & Spencer was taking them seriously. As the business rediscovered its talent for innovation, quality, value and service, it also began restoring that all-important trust between retailer and customer. Shoppers started coming back through our doors, delighted to find that the Marks & Spencer they remembered was still there – and indeed even better.

That is the reason why the recovery has been quicker than many people expected – not simply that we've got back to fundamentals, but that, in so doing, we've reconnected with a huge reservoir of goodwill that never ceased to exist. The vicious circle of decline became a virtuous circle of recovery when, once again, we were able to tap that capital of loyalty that represents the real value of the business.

Looking ahead, our task is to keep building on our fundamental strengths, guided by our mission of making aspirational quality accessible to all. If phase one of the plan focused our efforts on the heart of our business, phase two addresses our future growth. It looks at how we deliver value, both for our shareholders and for the communities in which we operate. After much debate and refinement, it is summed up in the following statement.

We will:

- Regain our leadership in clothing and speciality food by translating our scale and authority into superior quality, value and appeal;
- Build on our unique customer relationships through new products and services, particularly in Home and Financial Services;
- Shape our store locations, formats and product offer to meet the changing needs of our customers;
- Reassert our position as a leading socially responsible business.

The past year has proved that returning to fundamentals and reconnecting with our customers really does make a difference. We knew the brand was strong – stronger, indeed, than its custodians – and have shown what can be achieved by releasing its inherent strength. On this basis we aim to become, once again, the standard by which all others will want to be measured and to generate increasing value for our shareholders.

Thank you for standing by us as we turn the business around. Your support is much appreciated by all of us in the Group. As our fortunes now look up, we look forward to your continued support – and hope you enjoy the shopping.

Luc Vandevelde

Luc Vandevelde
Chairman and Chief Executive

Financial review

Group summary

The results for the year reflect the significant changes across the Group following the announcement made at the end of last financial year. We have focused on UK Retail, securing a turnaround in performance, closed loss making operations and disposed of non-core businesses, with the exception of Kings Super Markets where disposal negotiations are ongoing and Hong Kong which we have decided to retain and run as a franchise. We have also restructured our balance sheet, raising £794m from the property portfolio through sale and leaseback, securitisation and the disposal of other properties as well as £719m from two public Eurobonds. We completed the changes to our capital structure allowing £2bn to be returned to shareholders, leaving the Group with the right capital structure in place to generate greater value for our shareholders.

We continue to report results from continuing operations for three main operating divisions: UK Retail, Financial Services and International Retail.

During the year, we sold Brooks Brothers and closed the Continental European operation. The results of these businesses up until the dates of disposal or closure are reported under discontinued operations.

Summary of results from continuing operations	2002 £m	2001 £m
Turnover (ex VAT)	**7,619.4**	7,342.6
Operating profit (before exceptional charges)	**629.1**	480.9
Exceptional operating charges	**–**	(26.5)
Operating profit (after exceptional charges)	**629.1**	454.4
Non-operating exceptional income/(charges)	**41.2**	(84.7)
Interest	**17.6**	13.9
Profit on ordinary activities before tax	**687.9**	383.6
Basic earnings per share	**17.4p**	8.3p
Adjusted earnings per share	**15.9p**	11.9p
Dividend per share	**9.5p**	9.0p

Presented below are the highlights for the year for the Group's continuing businesses. Commentaries are included covering the performance of UK Retail, Financial Services and International Retail. In addition, key features of the Group's profit and loss account (including discontinued operations), balance sheet and cash flow are also discussed.

Highlights

- Turnover up 3.8%;
- Operating profit before exceptional charges up 30.8%, largely driven by a turnaround in performance by UK Retail;
- Profit on ordinary activities before tax and exceptional items up 30.7%;
- Adjusted earnings per share from continuing operations up 33.6%; and
- Dividend per share up 5.6%.

Group turnover and operating profit before exceptionals from continuing operations	Turnover		Operating profit	
	2002 £m	2001 £m	2002 £m	2001 £m
UK Retail	**6,575.2**	6,293.0	**505.2**	334.8
Financial Services	**350.8**	363.1	**84.2**	96.3
International Retail	**693.4**	686.5	**33.3**	41.9
Excess interest charged to cost of sales of Financial Services	**–**	–	**6.4**	7.9
Total	**7,619.4**	7,342.6	**629.1**	480.9

Financial review


20
15
10
5
0
-5
-10
14 weeks to 7 July
12 weeks to 29 Sept
15 weeks to 12 Jan
11 weeks to 30 March
52 weeks to 30 March
UK Retail sales performance per quarter against last year %
Clothing Home Food


2002
2001
UK Retail operating costs £m
Employee costs Property and equipment Depreciation Other costs

UK Retail	2002	2001
Turnover (£m)	**6,575.2**	6,293.0
Operating profit (before exceptional charges) (£m)	**505.2**	334.8
Number of stores (at the end of the year)	**312**	303
Selling space at the end of the year (m sq ft)	**12.2**	12.4

Turnover was up 4.5% on last year at £6,575.2m. Reported sales performance (including VAT) per quarter improved in the second half of the year following the launch of the autumn ranges in early September.

Like-for-like sales show a similar trend to actual sales. For the 52 weeks ended 30 March 2002, General Merchandise (which comprises clothing, footwear, gifts and home) like-for-like sales increased by 3.5% and Food like-for-like sales increased by 4.4%.

The second half Clothing performance was significantly better than the first, as customers reacted positively to the improvements in product appeal, quality and fit. In Womenswear, this was helped by the changes made to product segmentation, ranging from the per una collection, targeting younger customers, through the Perfect ranges, to the Classic shops for the more traditional customer. The momentum was maintained with the 'Magic & Sparkle' Christmas campaign and the launch of the spring ranges in January, together with the Blue Harbour branding of the casual Menswear ranges. Customer response to the spring ranges in Womenswear and Menswear has been encouraging and has continued the progress made.

The actions taken to consolidate the supply base and produce more merchandise overseas continue to deliver benefits in the Clothing buying margin, which is 3 percentage points higher than last year. Together with improvements in appeal, quality and fit, which resulted in a decrease in the proportion of merchandise sold at reduced prices, this has delivered a significant improvement in the Clothing gross profit. Going forward, we aim to exploit the opportunities that exist to improve the speed and flexibility of the supply chain.

The performance of the Home business was adversely affected at the start of the year by the announcement to close the 'Direct' clothing catalogue business. This impact was short-lived and sales subsequently improved, further helped by two Chargecard events in October and February. In addition, we have created 27 Home concept stores within our larger stores.

The performance of the Food business was relatively constant throughout the year, even against challenging comparatives for the second half of last year. Overall, we maintained our market share in a competitive environment. We have extended our reach in Food, having opened two stand-alone 10,000 sq. ft. food stores, two 3,000 sq. ft. Simply Food outlets and three outlets at railway stations in partnership with Compass Group. In the coming year we plan to open a further 20 Simply Food stores.

Overall operating costs have increased by 3.6%. Employee costs includes an additional £52.8m of performance bonuses for management and store staff which was shared across 56,000 employees, and £26.0m of additional pension costs following an actuarial valuation of the pension scheme. Property and equipment costs have increased, which is in part attributable to the rental expense following the sale and leaseback transaction, but also the store renewal programme. These increases are offset by a decrease in other operating costs due to savings in consultancy fees, marketing, IT and cost savings arising out of the closure of the 'Direct' clothing catalogue operation.

Excluding performance bonuses, UK Retail operating costs increased by 0.5%.

Financial Services	2002 £m	2001 £m
Turnover	**350.8**	363.1
Operating profit	**84.2**	96.3

Operating profit from Financial Services decreased by £12.1m to £84.2m. Within this, the operating profit from Financial Services retailing activities was £73.2m (last year £81.5m). The balance of the operating profit is attributable to the captive insurance company which was affected by negative investment returns for the year as a whole due to falls in the underlying markets.

Scale of current business	Account Cards	Personal Lending	Savings Products	Life and Pensions
Number of accounts/policy holders (000s)				
2002	**5,089**	**515**	**223**	**89**
2001	5,009	548	174	80
Customer outstandings/funds under management (£m)				
2002	**653**	**1,530**	**1,140**	**n/a**
2001	634	1,625	1,042	n/a

The proportion of retail sales made on the Chargecard has stabilised at approximately 20%. The number of active Chargecard accounts decreased during the year, but the average outstanding balance per customer increased by 7%. Average customer borrowings have been broadly level year on year which, together with an improved net interest margin, has led to an increase in net income.

In a very competitive environment personal loan advances have fallen. During the year, we reviewed the bad debt policy and amended our approach to providing for bad debts. This resulted in a revised write-off policy which, together with an increase on the proportion of balances in arrears and a strengthening of provisions in line with other providers, has led to an increase in bad debt charges of £11.9m (across all credit products) compared to last year.

In other areas the number of new life and pension policies has fallen year-on-year in a competitive market and personal lines insurance and mortgage protection products have not grown to sufficient scale.

During the year, we have looked at ways of more effectively leveraging the synergies between our retail and financial services businesses. We have held two discount days in stores for our Chargecard customers which were well received. Later this year we intend to pilot a combined credit and loyalty card in two regions of the UK, as part of a plan to strengthen and extend the relationship with our customers. It is expected that the impact of the pilot will add approximately £35m to Financial Services operating costs in the coming year. This includes the cost of the pilot, together with necessary infrastructure costs. However, we expect to reduce our ongoing operating costs by some £10m.

International Retail	2002	2001
Turnover (£m)		
Retained businesses	**364.7**	373.4
Kings Super Markets	**328.7**	313.1
	693.4	686.5
Operating profit (£m)		
Retained businesses	**20.7**	30.0
Kings Super Markets	**12.6**	11.9
	33.3	41.9
Number of stores (at the end of the year)		
Owned	**42**	41
Franchise	**132**	125
Selling space at the end of the year (000 sq ft)		
Owned	**955**	954
Franchise	**1,095**	1,018

Financial review

The results from continuing operations include sales and operating profits from Kings Super Markets as the intended disposal has not been completed. During the year, Kings Super Markets contributed £328.7m to turnover (last year £313.1m) and £12.6m to operating profits (last year £11.9m).

Turnover for the retained International Retail business (Republic of Ireland, franchises and Hong Kong) decreased by 2.3% to £364.7m.

Operating profits for the retained businesses were down 31.0% at £20.7m. Within this, there was an encouraging performance in the Republic of Ireland but some of our franchises partners experienced difficult trading conditions, although franchise sales improved in the final quarter. Our business in Hong Kong, which we have decided to retain and run as if it were a franchise, also traded below last year's level in a weak economy and incurred approximately £5m in restructuring and abortive sale costs.

Discontinued operations

The Group announced in March 2001 that it intended to divest or close non-core or loss making activities including Marks and Spencer Direct, stores in Continental Europe, Brooks Brothers and Kings Super Markets in the US and to sell the Hong Kong subsidiary to a franchise partner. All of these have been achieved with the exception of the sale of Kings Super Markets which is currently under negotiation and Hong Kong which has been retained as a subsidiary, but is run as a franchise.

The results of Brooks Brothers and the Continental European operation up until the dates of disposal or closure are reported under discontinued operations.

The cost to date of exiting Continental European operations is £136.8m, including trading losses of £42.5m. The provision we set up at 31 March 2001 has been utilised against these costs and we have released £10.0m as we now expect the total cost of closure to be less than originally anticipated.

Brooks Brothers was sold for £157.1m. The disposal gave rise to a book loss of £376.7m after a charge of £368.2m for goodwill which was previously written off to reserves when Brooks Brothers was acquired. Excluding goodwill, the net loss on disposal was £8.5m subject to finalisation of the sale process.

Asset disposals

The sale and leaseback of 78 smaller stores raised £344.1m (net of costs) and generated a profit of £50.0m which is included in the overall profit on disposal of fixed assets of £41.2m. The disposal of other properties has raised £111.8m (net of costs).

Interest

Net interest income increased to £17.6m from £13.9m last year, as a result of higher average retail cash balances, which benefited from the proceeds of the disposal of businesses and properties, pending the repayment to shareholders.

Interest payments on intra-group and external borrowings for the Financial Services business are charged to that business as cost of sales. The operating profit for Financial Services is shown in the segmental analysis (see note 3). The total interest cost incurred by Financial Services was £103.7m (last year £115.3m). In the consolidated financial statements, the excess of intra-group interest over third-party interest payable, has been added back in the segmental analysis to arrive at total operating profit. The intra-group interest added back this year of £6.4m arose in the first half of the year when the interest charged to cost of sales of Financial Services was greater than the interest payable for that period.

Taxation

The pre-exceptional tax charge for the year was £195.7m, giving an effective tax rate of 29.6% (excluding the effect of exceptional items) compared to 32.9% last year. The decrease in the rate is attributable to losses in the prior year in respect of Continental European businesses for which no tax credit was available (trading losses for this year were provided for at the previous year end).

These rates also reflect the adoption of the new accounting standard on deferred tax which has reduced profit after tax by £3.3m (last year £6.8m) from £156.7m to £153.4m and increased the effective rate of tax by 0.5 percentage points (last year 1.4 percentage points).


3,000
2,500
2,000
1,500
1,000
500
A M J J A S N D J F M J O N J F A D J J J A N D J N S D
02 02 02 02 02 02 02 02 03 03 03 03 03 03 04 04 04 05 06 06 06 06 06 06 07 11 15 26
Cumulative UK Debt Maturity £m USD GBP EUR

Earnings per share
Earnings per share for the period was 5.4p (last year a loss per share of 0.2p). An adjusted earnings per share figure of 16.3p (last year 11.2p) has been calculated excluding the effect of exceptional items. Details of the calculation are given in note 10.

Dividend
A final dividend of 5.8p (last year 5.3p) is proposed, making the total dividend for the year 9.5p (last year 9.0p).

Cash flow
Analysis of free cash flow (operating cash flow before acquisitions and disposals and transactions with shareholders) is as follows:

Cash flow analysis	**2002 £m**	2001 £m
Cash inflow from Retail operating activities	**853.5**	654.2
Cash inflow from Financial Services operating activities	**240.2**	22.2
Capital expenditure	**(285.7)**	(269.8)
Proceeds from asset disposals	**455.6**	18.9
Net interest received	**36.8**	13.1
Tax paid	**(179.4)**	(164.6)
Free cash flow	**1,121.0**	274.0

The cash inflow from Financial Services operating activities is stated after a £76.2m decrease this year (last year a £117.8m increase) in loans and advances to customers.

During the year, the Group acquired tangible fixed assets totalling £290.5m (last year £255.7m). After taking into account the timing of payments the cash outflow for capital expenditure was £285.7m (last year £269.8m). Of this, £61.7m was spent on new space and £122.0m on store modernisation. Capital expenditure is expected to be broadly level in the coming financial year.

Net proceeds from asset disposals include £344.1m from the sale and leaseback of properties, together with the proceeds from other asset disposals. The sale and leaseback transaction has a committed rental liability in the first year of approximately £25m rising by 1.95% per annum.

Capital structure
The total movements in net debt comprise the amounts shown in the table below:

	£m
Opening net debt	**(1,277.8)**
Free cash flow	**1,121.0**
Dividends	**(256.7)**
Net sale of fixed asset investments	**6.1**
Sale/closure of businesses	**261.6**
Issue of new shares under employee share schemes	**17.3**
Repurchase of own shares	**(52.0)**
Redemption of 'B' shares	**(1,717.9)**
Issue/redemption expenses	**(9.3)**
Exchange movement	**0.7**
Closing net debt	**(1,907.0)**

Purchase of own shares
During the financial year, 21,446,162 shares (representing 0.75% of issued share capital of Marks and Spencer p.l.c.) were purchased in the market for a total cost of £52.0m, at an average price of 241.9p.

Financing
Bonds were issued in a total amount of £321.5m (net of costs) securitising the rental income from a portfolio of 45 retail properties. After interest rate swaps this debt is at an average fixed rate of 6.32% with maturities ranging until 2026.

Financial review

The Group issued two public Eurobonds during the year, £368.2m (net of costs) at a fixed rate of 6.38% maturing in 2011 and EUR550m, swapped into rates linked to £LIBOR resulting in £344.0m (net of costs) maturing in 2006.

The Medium Term Note (MTN) programme was increased to £3bn and Marks and Spencer p.l.c. was added as an Issuer during the year. Twenty five new MTNs were issued during the year (excluding the two public Eurobonds) with a sterling equivalent of £822.0m and maturities ranging from one to six years. The Group's total outstandings within this programme at the end of the financial year were equivalent to £2,062.6m (last year £1,085.1m).

We currently have uncommitted bank facilities of £498.6m available together with committed facilities of £425.0m supporting our £1bn Commercial Paper programme.

Average interest rates on borrowings were lower during the year at 5.9% (last year 6.5%).

Capital restructuring
The Group announced on 29 March 2001 that in order to create a more efficient capital structure and improve the potential for a faster rate of earnings growth, it intended to return £2bn to shareholders. This was effected by a Scheme of Arrangement, details of which are set out in notes 1 and 24 to the financial statements.

Of the 2,848,387,227 redeemable B shares that were issued under the Scheme of Arrangement, 86.2% were redeemed prior to 30 March representing 54.1% of shareholdings. The remainder have the opportunity to be redeemed next in September 2002 and at six-monthly intervals thereafter.

Historically, the retail business has been debt free. Part of the intention behind the return of capital was to 'gear up' the retail balance sheet to a more optimum capital structure. Retail gearing at 30 March 2002 was approximately 27.0%, broadly in line with our expectations.

Retail and Financial Services balance sheets at 30 March 2002	Retailing £m	Financial Services £m	Total Group £m
Fixed assets	3,419.0	12.5	3,431.5
Stocks	325.3	-	325.3
Loans and advances to customers	-	2,183.0	2,183.0
Other debtors	358.1	78.2	436.3
Trade and other creditors	(904.8)	(279.2)	(1,184.0)
Provisions	(205.6)	1.8	(203.8)
Net debt	(475.0)	(1,432.0)	(1,907.0)
Net assets	2,517.0	564.3	3,081.3
Gearing	27.0%	76.1%	46.9%

Retail fixed charge cover is an indicator of a business' ability to meet its fixed charges, those being rent and interest. We will target a fixed charge cover of between five and seven times.

In future we will focus on retail gearing and fixed charge cover to enable targeting the optimum gearing of the retail business, thereby maximising shareholder value.

Treasury policy and financial risk management
The Board approves treasury policies and senior management directly controls day-to-day operations.

The Group's financial instruments, other than derivatives, comprise borrowings, cash and liquid resources and various items, such as trade debtors and trade creditors, that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the Group's operations.

The Group's Treasury also enters into derivatives transactions, principally interest rate and currency swaps and forward currency contracts. The purpose of such transactions is to manage the interest rate and currency risks arising from the Group's operations and financing.

It has been and remains the Group's policy that no trading in financial instruments shall be undertaken.

The main financial risks faced by the Group relate to interest rates, foreign exchange rates, liquidity, counterparty and the financial risks associated with the Financial Services operation. The policies and strategies for managing these risks are summarised as follows:

(a) Interest rate risk
Interest rate risk in respect of debt on the retail balance sheet is reviewed on a regular basis. At the balance sheet date interest obligations in respect of the property securitisation and the Eurobond issued in sterling were at fixed rates.

As approximately two thirds of the debt currently finances the operation of Financial Services (see point (e) below), current Group policy is to maintain this portion of debt as floating rate and this is achieved with the help of interest rate swaps and forward rate agreements.

(b) Foreign currency risk
Currency exposure arising from exports from the UK to overseas subsidiaries is managed by using forward currency contracts to hedge between 80% and 100% of sales for periods averaging 10 to 15 months forward. Imports are primarily contracted in sterling and only economic exposures arise. The Group will be increasing the proportion of imports contracted in local currencies and a policy is in place for the hedging of these exposures, principally using forward currency contracts.

The Group does not use derivatives to hedge balance sheet and profit and loss account translation exposures. Where appropriate, borrowings are arranged in local currencies to provide a natural hedge against overseas assets.

(c) Liquidity risk
The objective is to ensure a mix of funding methods offering flexibility and cost effectiveness to match the needs of the Group. Operating subsidiaries are financed by a combination of retained profits, bank borrowings, commercial paper and medium term notes. Commercial paper issuance is backed by committed bank facilities totalling £425.0m.

(d) Counterparty risk
The objective is to reduce the risk of loss arising from default by counterparties. The risk is managed by using a number of banks and allocating each a credit limit according to credit rating criteria. These limits are reviewed regularly by senior management. Dealing mandates and derivative agreements are agreed with the banks prior to deals being arranged.

(e) Financial Services
Interest rate exposures for Financial Services are managed, as far as practical, by matching the periods of borrowings and their interest basis with that of the customer debt. Interest rate swaps are used to convert fixed income from personal loan customers to short-term variable income to match short-term variable rate borrowings.

The details of derivatives and other financial instruments required by FRS 13 'Derivatives and Other Financial Instruments: Disclosures', are shown in notes 18, 21 and 23 to the financial statements.

Euro
Approximately £2.6m was charged during the period to complete the necessary work for the introduction of the Euro, giving an overall cost of approximately £7.8m.

Pro-forma profit and loss account
The sale and leaseback transaction, return of capital to shareholders and the proposed disposal of Kings Super Markets will have a significant effect on earnings in the coming year. If these transactions had occurred at the beginning of the year, then we estimate that our earnings from continuing operations, but before exceptional items, would have been as follows:

	2002 Pro-forma £m
Turnover	**7,291**
Operating profit	**602**
Interest	**(49)**
Profit before tax	**553**
Retail fixed charge cover	**6.0x**
Earnings per share	**16.7p**

Financial review

Accounting for pensions
Financial Reporting Standard (FRS) 17 'Retirement Benefits' was issued in November 2000 to replace SSAP 24 'Accounting for Pension Costs' and is fully effective for the accounting periods ending on or after 22 June 2003. This year the Group has continued to account for pension costs under SSAP 24 although in accordance with the FRS 17 transitional arrangements, certain additional disclosures are included in the notes to the financial statements.

The actuary of the Group's UK defined benefit pension scheme carried out a formal valuation of the scheme as at 1 April 2001. This valuation revealed a shortfall of £134m in the market value of the assets of £3,102m compared to the actuarial liability for pension benefits (a funding level of 96%).

In accordance with FRS 17, the actuary has updated the valuation of the UK scheme as at 30 March 2002. The results of the update show that the deficit has increased to £400m (£280m after deferred tax). Details of the assumptions used in the formal and updated valuations are given in note 11A to the financial statements.

The increase in the deficit over the year is attributable to the actuarial loss that would have been recognised through the Statement of Total Recognised Gains and Losses if FRS 17 had been fully implemented. Approximately £60m of the increase in the deficit over the year results from a reduction in the corporate bond rate (used to discount the liabilities) from 6.0% to 5.9% with the balance due largely to a lower than expected value of assets in the fund.

The FRS 17 net pension liability has no impact on pension funding and as a consequence has no impact on the Group's current or future cash flow or reported earnings. Had the Group charged pension costs to the profit and loss account under FRS 17, the charge would have been in the region of £100m compared to the current charge of £148m under SSAP 24.

Outlook for 2002/03
Clothing margins should continue to improve as we anticipate an improvement of approximately 1 percentage point in the Clothing buying margin and lower markdowns following improved performance in the second half of 2001/02. Food sales will be adversely affected by no Easter trading periods in 2002/03 compared to two in 2001/02 and this will impact sales by approximately 0.7% for the full year.

Underlying UK Retail operating costs for 2002/03 are budgeted to increase marginally ahead of inflation. In addition, there will be:

- the full year impact, approximately £25m, of the sale and leaseback transaction;
- one-off costs of approximately £10m, which will be incurred principally for IT and infrastructure in preparation for the relocation of the Corporate Head Office; and
- additional costs of approximately £15m relating to the Zip project offset by a corresponding benefit in the Childrenswear gross margin.

Taking these into account, UK Retail operating costs will increase by approximately 5%.

In addition, the pilot of a combined credit and loyalty card will add approximately £35m to Financial Services operating costs in the coming year. This includes both the cost of the pilot together with necessary infrastructure costs. However, we expect our ongoing operating costs to decrease by some £10m and bad debts to return to the level experienced in the previous year.

Going concern statement
After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they have adopted the going concern basis in preparing the financial statements.

Corporate governance

The Group is committed to high standards of corporate governance and has applied the Combined Code principles as follows:

Directors

As at 30 March 2002 the Board comprises 11 directors, five of whom are non-executive. In addition, from 2 April 2002 Paul Myners joined the Board as a non-executive director. Since September 2000 when Peter Salsbury resigned from the Board as Chief Executive, Luc Vandevelde has headed the Board as Chairman and Chief Executive. The Board recognises that this is to address current business needs and has balanced the power by:

- appointing Roger Holmes as Managing Director of UK Retail, and Laurel Powers-Freeling as Chief Executive of Financial Services;
- the Board comprising 50% non-executive directors, with a wide range of experience and expertise, who bring an independent judgement on issues of strategy, performance and resources; and
- retaining 100% non-executive membership of the principal Corporate Governance Committees (Audit, Remuneration and Nomination).

A full list of the directors, along with their biographies and the Board Committees on which they sit, is given on page 20 of the Annual Review. Brian Baldock is the Senior Independent Director. All non-executive directors are considered independent.

All directors have access to the advice and services of the Company Secretary, Graham Oakley, who ensures that the Board, which meets at least eight times per year, receives appropriate and timely information for its decision making, that Board procedures are followed and that statutory and regulatory requirements are met. He also assists the Chairman in ensuring that all directors are properly briefed on issues arising at Board meetings. Directors receive appropriate induction training when they join the Group and coaching to develop individual skills as required.

There is an established procedure whereby any director, wishing to do so in the furtherance of his or her duties, may take independent professional advice at the Group's expense.

Under the Company's Articles of Association, the nearest number to but not exceeding one third of the Board shall retire each year by rotation and all directors are required to offer themselves for re-election at least every three years.

Principal Board committees

The Board has a formal schedule of matters reserved to itself. The Board has delegated certain responsibilities to Board Committees, which operate within clearly defined terms of reference, reporting regularly to the Board and include:

Audit Committee: assists the Board in fulfiling its overview responsibilities, primarily reviewing the reporting of financial and non-financial information to shareholders, the systems of internal control and risk management, and the audit process. It comprises five non-executive directors, is chaired by Kevin Lomax and meets at least three times annually. The external auditors and the Chief Internal Auditor attend all meetings.

The Financial Services division has its own Audit and Compliance Committee which meets three times a year, reports regularly to the Financial Services Board and the Group Audit Committee.

The Audit Committee also keeps under review the independence and objectivity of the external auditors.
The Committee reviews the nature and amount of non-audit work undertaken by PricewaterhouseCoopers ('PwC') each year to satisfy itself that there is no effect on their independence. In some cases the nature of the advice may make it more timely and cost-effective to select PwC who already have a good understanding of the Group. PwC may also be appointed for consultancy work but only after rigorous checks to confirm they are the best provider, including competitive tender. PwC are also subject to professional standards which safeguard the integrity of the auditing role they perform on behalf of our shareholders. Details of this year's fees are given in note 4 on page 33.

Remuneration Committee: ensures the executive directors and senior management are appropriately rewarded, giving due regard to the financial and commercial health of the Group. It comprises four non-executive directors, is chaired by Dame Stella Rimington, and meets at least five times annually. The Remuneration Report appears on pages 14 to 20 and contains a statement of remuneration policy and details of the remuneration of each director.

Corporate governance

The remuneration of non-executive directors is determined by the Chairman together with the other executive directors. The Board considers each year whether shareholders should be invited to consider separately the Remuneration Report at the AGM, and is proposing a separate resolution to shareholders at the 2002 AGM.

Nomination Committee: keeps under review the Board structure, size and composition; selects and proposes to the Board suitable candidates for appointment as directors of the Group, and considers Board successional plans. It comprises all the non-executive directors, is chaired by Brian Baldock, and meets as required.

Corporate Social Responsibility ('CSR') Committee: provides the Board with an overview of the social, environmental and ethical impacts of the Group's activities. It is chaired by Luc Vandevelde, is comprised of main Board members and senior management and meets at least three times annually. The Committee reviews the Group's CSR strategy, policies and performance on behalf of the Board. The Group's risk assessment process is applied to identify the key risks in the areas of employment policy, ethical trading, environmental management, animal welfare, health and safety and community involvement. Our first full CSR Report will accompany our next annual report in June 2003 following consultation with our principal stakeholders and will be externally audited and verified.

Relations with shareholders

The Group is committed to ongoing communication across its entire shareholder base, whether institutional investors, private or employee shareholders. This is achieved principally through annual and interim reports, quarterly trading statements and the AGM. The Group's website at www.marksandspencer.com contains corporate and customer information updated on a regular basis.

Regular dialogue and presentations take place throughout the year with institutional investors. The AGM held in July in London is well attended by shareholders who receive a business presentation and have the opportunity to ask questions of the full Board including the chairs of the Audit, Remuneration and Nomination Committees. The results of the proxy voting are declared at the Meeting and are published on the Group's website together with a resumé of the Meeting.

Accountability and audit

Responsibility for risk and internal control

The Group's overriding corporate objective is to maximise long-term shareholder value whilst exceeding the needs of our customers, employees and partners. In doing so, the directors recognise that creating value is the reward for taking and accepting risk.

The Board has overall responsibility for the Group's approach to assessing risk and systems of internal control, and for monitoring their effectiveness in providing shareholders with a return that is consistent with a responsible assessment and mitigation of risks. This includes reviewing financial, operational and compliance controls and risk management procedures. The role of executive management is to implement the Board's policies on risk and control, and present assurance on compliance with these policies. Further independent assurance is presented by an internal audit function, which operates across the Group, and the external auditors. All employees are accountable for operating within these policies.

Because of the limitations that are inherent in any system of internal control, this system is designed to manage, rather than eliminate, the risk of failure to achieve corporate objectives. Accordingly, it can only provide reasonable but not absolute assurance against material misstatement or loss.

Risk assessment

The Board has established an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. As an integral part of planning and review, management from each business area and major project identify their risks, the probability of those risks occurring, the impact if they do occur and the actions being taken to manage those risks to the desired level. This information is communicated upwards on a filter basis, culminating in a comparison with the executive directors' assessment of the Group's risks and discussion by the Board of the Group Risk Profile.

This process has been in place for the year under review and up to the date of approval of the annual report and accounts. It has been regularly reviewed by the Board and accords with the Internal Control Guidance for directors on the Combined Code produced by the Turnbull Working Party.

Internal control

Whilst the Board maintains full control and direction over appropriate strategic, financial, organisational and compliance issues, it has delegated to executive management the implementation of the systems of internal control within an established framework.

The Board has put in place an organisational structure with formally defined lines of responsibility and delegation of authority. There are also established procedures for planning, capital expenditure, information and reporting systems, and for monitoring the Group's businesses and their performance. These include:

- communication of the Group's strategy, objectives and targets;
- appointment of employees of the necessary calibre to fulfil their allotted responsibilities;
- review by operating divisions of their annual and three-year operating and capital plans with the relevant executive directors prior to submission to the Board for approval. This includes the identification and assessment of risks;
- regular consideration by the Board of year-end forecasts;
- monthly comparison of operating divisions' actual financial performance with budget;
- clearly defined capital investment control guidelines;
- operating policies and procedures;
- reporting of accounting and legal developments to the Board;
- review of treasury policies by the Treasury Committee with changes approved by the Board; and
- review of social, environmental and ethical matters by the Corporate Social Responsibility Committee – see page 12.

Assurance

On behalf of the Board, the Audit Committee examines the effectiveness of the Group's:

- assessment of risk by reviewing evidence of risk assessment activity and a report from internal audit on the risk assessment process;
- systems of internal control primarily through agreeing the scope of the internal audit programme and reviewing its findings, reviews of the annual and interim financial statements and a review of the nature and scope of the external audit.

Any significant findings or identified risks are closely examined so that appropriate action can be taken.

The work of the internal audit department is focused on areas of priority as identified by risk analysis and in accordance with an annual audit plan approved each year by the Audit Committee and by the Board. The Board receives a full report from the Chief Internal Auditor each year on the department's work and findings and regular interim updates on specific issues.

The external auditors are engaged to express an opinion on the financial statements. They review and test the systems of internal financial control and the data contained in the financial statements to the extent necessary to express their audit opinion. They discuss with management the reporting of operational results and the financial condition of the Group and present their findings to the Audit Committee.

The directors through the Audit Committee have reviewed the effectiveness of the Group's systems of internal control.

Compliance with the Combined Code

The directors confirm that for the year ended 30 March 2002 the Company complied with all the Code provisions.

Remuneration report

Strategy

The success of Marks & Spencer is dependent upon the skill and experience of motivated employees throughout all levels of the business, and it is part of our strategy to attract, motivate and retain high calibre individuals who are able to secure the recovery of the business and continuously build for the future. The level of remuneration and benefits we offer is key to supporting this objective and maintaining our market position as an employer of choice. The Board has adopted the principles of good governance relating to directors' remuneration as set out in the Combined Code. The Remuneration Report follows the provisions in Schedule 8 to the Code.

Remuneration Committee (the Committee)

The Committee comprises Dame Stella Rimington (Chairman), Brian Baldock, Tony Ball and Jack Keenan (appointed September 2001).

It recommends to the Board the reward framework to allow the Company to attract and retain its executive directors and senior management, giving due regard to the financial and commercial health of the Company. The Committee's approach reflects the Company's overall philosophy that all employees should be appropriately rewarded, in particular for delivering superior performance which contributes to improved business results.

The Committee keeps itself fully informed of all relevant developments and best practice in the field of remuneration and seeks advice where appropriate from external advisors.

Remuneration policy

The Company aims to align the interests of all employees closely with the interests of shareholders in securing the Group's recovery.

Total remuneration comprises fixed pay, variable pay and benefits. The performance-related element now forms a more significant proportion of the total potential package and, consistent with the focus on delivering results, is set against agreed targets to deliver improved business performance. There are two components to variable pay: annual bonus and long-term incentives in the form of share schemes.

Profit sharing and SAYE schemes, encouraging employees at all levels to acquire and hold shares in the Company, are key elements of the policy. Employees have maintained their strong commitment to share ownership in recent years, and currently 42,700 employees hold approximately 31 million shares in their own right and 31,000 employees hold options on 78 million shares under the SAYE scheme.

Salaries and benefits

Salaries and benefits for executive directors are reviewed annually. Salaries are benchmarked against equivalent market salaries for companies with a similar turnover and market capitalisation and are currently set around the median point of the comparator group. The salaries are set by the Committee after consideration of the Company performance, market conditions, the level of increase awarded to employees throughout the business and the need to reward individual performance. With the exception of his personal remuneration, the Chairman assists the Committee in this review.

Annual Bonus Scheme

The Annual Bonus Scheme is designed to reinforce the relationship between individual and corporate performance and reward.

The targets are determined annually by the Committee and incorporate a mixture of financial measures and business targets. The achievement of targets for all executive directors is assessed by the Committee.

The current maximum bonus for directors is 50% of base salary for on-target performance and up to 100% for exceeding targets.

All staff are now eligible to participate in the Annual Bonus Scheme. Bonus payments are based on measurable achievement of challenging financial and business targets, set in the corporate operating plan each year and approved by the Board.

Chairman's bonus

Under the terms of Luc Vandevelde's service contract, on recruitment in February 2000, the Company set strategic and qualitative targets for the award of his first annual bonus in 2001, which were subsequently met. However, in advance of the Committee meeting (in May 2001) to determine his bonus award, he informed the Committee that he wished to:

- Waive any entitlement to a bonus for the year under review. This included 100% of 13 months' salary totalling £704,000 and an opportunity to enhance this, over time, by a further £112,000;
- Reduce his notice period entitlement from 12 months to nine months.

Last year the Committee agreed the following in relation to the Chairman's bonus for the year to 30 March 2002:

- Award bonus of 100% of annual salary if financial targets set by the Committee were met;
- Add to this bonus potential a sum equal to half of last year's waived bonus (£352,000) if those same financial targets were met;
- Issue shares to him in May 2002, equal to the value of the other half of the waived bonus (£352,000).

Long Term Incentive Plan

To align directors' remuneration more closely with shareholders' longer term interests, the Company has an Executive Share Option Scheme with stretching earnings per share targets and will propose at this year's AGM to introduce a Long Term Incentive Plan in the form of an Executive Share Matching Plan with total shareholder return measured against comparator groups of companies (see AGM Notice of Meeting booklet for further details).

Shorter term shareholder interests are aligned through the cash bonus scheme which is linked to financial performance on an annual basis.

Executive Share Option Scheme

Executive Share Option Schemes, open to all senior management, have operated for over 20 years. In order to provide more flexibility and a closer link with Company performance, the latest Scheme was approved by shareholders at the AGM in July 2000. Details of the Scheme are given in section 6 of this report.

Shareholding policy

A requirement has been introduced this year that the executive directors within five years of 1 June 2002 or within five years of appointment (whichever is the later) should hold shares whose market value at that time is equivalent to or greater than their then current gross annual base salary.

New directors

Alison Reed, an existing member of senior management, was appointed to the Board as Finance Director on 11 July 2001. Laurel Powers-Freeling was recruited and appointed to the Board on 6 November 2001 as Chief Executive of Marks & Spencer Financial Services. Further details of the terms of her appointment can be found in section 2 of this report. Jack Keenan was appointed as a non-executive director with effect from 1 September 2001. Paul Myners was appointed as a non-executive director with effect from 2 April 2002.

Service contracts

All members of senior management have service contracts. These contracts can be terminated with 12 months' notice from the Company. Exceptions may exist where new recruits have been granted longer notice periods for the initial period of their employment. No directors currently have a Service Contract entitling them to more than 12 months' notice. Luc Vandevelde's contract entitles him to nine months' notice.

Non-executive directors

The non-executive directors have service agreements with the Company for an initial three-year term which is terminable on three months' notice. They do not participate in any of the Company's Share Schemes nor the Annual Bonus Scheme. The Chairman and the executive directors determine the remuneration of non-executive directors.

Remuneration report

1 Directors' emoluments

	Salary £000	Profit share[8] £000	Benefits[9] £000	Bonus[10] £000	**Total 2002 £000**	Total 2001 £000
Chairman and Chief Executive						
Luc Vandevelde[1]	654	16	206	1,358	**2,234**	834
Executive directors (appointed from)						
Roger Holmes[2] (1 January 2001)	431	n/a	52	431	**914**	796
Alan McWalter	300	8	43	300	**651**	330
David Norgrove (18 September 2000)	272	7	19	272	**570**	143
Laurel Powers-Freeling[3] (6 November 2001)	114	n/a	119	100	**333**	n/a
Alison Reed[4] (11 July 2001)	239	6	20	239	**504**	n/a
Non-executive directors (appointed from)						
Brian Baldock[5]	34	n/a	–	n/a	**34**	81
Tony Ball (1 September 2000)	34	n/a	–	n/a	**34**	20
Jack Keenan[6] (1 September 2001)	20	n/a	–	n/a	**20**	n/a
Kevin Lomax (1 September 2000)	34	n/a	–	n/a	**34**	20
Dame Stella Rimington	50	n/a	–	n/a	**50**	50
Retired directors (retirement date)						
Robert Colvill[7] (31 December 2001)	289	7	104	173	**573**	415
Sir Michael Perry (11 July 2001)	11	n/a	–	n/a	**11**	34
Sir Ralph Robins (11 July 2001)	11	n/a	–	n/a	**11**	34
Sir David Sieff (11 July 2001)	11	n/a	3	n/a	**14**	39
Former directors	n/a	n/a	n/a	n/a	**n/a**	1,202
Total	2,504	44	566	2,873	**5,987**	3,998

[1]Luc Vandevelde was the highest paid director both this year and last. His annual salary was increased from £650,000 to £700,000 with effect from 1 March 2002.

[2]With effect from 1 January 2002, Roger Holmes' annual salary was increased from £425,000 to £450,000. His emoluments for 2001 include compensation for loss of earnings from his previous employer of £654,000, awarded on his recruitment.

[3]Laurel Powers-Freeling was appointed to the Board on 6 November 2001 on an annual salary of £320,000. In compensation for loss of future earnings from her previous employer she has received: a payment of £100,000 (included under benefits) and a further £100,000 (included under bonus). (See section 2 – Recruitment of executive directors.)

[4]Alison Reed was appointed to the Board on 11 July 2001 on an annual salary of £330,000.

[5]Brian Baldock relinquished the role of non-executive Chairman on 28 February 2000 but continued to assist the Chairman in the transition period to the AGM in July 2000 after which his annual fee was reduced to £34,000.

[6]Jack Keenan was appointed as a non-executive director on an annual fee of £34,000.

[7]Robert Colvill retired from the Board on 31 December 2001 but remained as a full-time employee until 31 March 2002 to oversee the transactional elements of the business restructure as well as continuing to manage Financial Services whilst succession was secured. His annual cash bonus was therefore set against transaction targets relating to the business restructure. The Committee decided that as he agreed to remain with the Company beyond his normal retirement date, a compensatory payment should be made of 15% of his salary for the period from 1 July 2000 to 31 March 2002 for the self-funding of his pension arrangements (included under benefits). (Emoluments for the 3 months to 31 March 2002 are shown under section 5 – Former Directors.)

[8]In line with all other employees, executive directors are allocated profit sharing based on a percentage of their earnings following the qualifying period. Further information on profit sharing is given in note 11c of the financial statements.

[9]Benefits include the provision of cars, fuel and travel. Included in the benefits for Luc Vandevelde is a supplement of 16% of base salary to compensate for the fact that he is not a member of the Company Pension Scheme. In addition, under the terms of his service contract, the Company provides accommodation in London on which he is assessed for tax. A payment is also made to Roger Holmes, Alan McWalter and Laurel Powers-Freeling in respect of pension in the form of a supplement of 10% of the difference between the pension earnings cap and their base salary (see section 4 – Pensions). Laurel Powers-Freeling is also provided with accommodation in Chester, to accommodate her working pattern (two days in London, three days in Chester – the location of our Financial Services operation). A taxable benefit arises which is met by the Company.

[10]This year's annual bonus for executive directors has been awarded at a level of 100% of base salary as financial targets have been significantly exceeded. An explanation of the bonus awarded to Luc Vandevelde is given on page 15. No bonus was awarded last year. (See footnote 3 above in relation to Laurel Powers-Freeling and footnote 7 in relation to Robert Colvill.)

[11]Paul Myners was appointed as a non-executive director on 2 April 2002 on an annual fee of £34,000.

2 Recruitment of executive directors

During the year, Laurel Powers-Freeling was recruited and appointed to the Board as Chief Executive of Marks & Spencer Financial Services. She was appointed as a director on 6 November 2001 on the following terms:

- salary of £320,000 p.a.;
- payment of £100,000 as compensation for loss of future benefits from her previous employer (included within benefits in section 1);
- a guaranteed bonus of £100,000 as compensation for loss of bonus from her previous employer and in lieu of joining the 2001/02 annual cash bonus scheme (included under bonus in section 1);
- supplement of 10% of the difference between the pension earnings cap and her base salary (see section 4 – Pensions) (included within benefits in section 1); and
- award of shares under 2000 Executive Share Option Scheme with a market value at the date of employment of four times base salary (see section 6 – Long-term benefits).

3 Termination payments

As disclosed in last year's Annual Report, a total of £2,742,000 was paid to directors who retired during last year as compensation for termination of their service contracts (12 months' salary and benefits and loss of pensionable service).

In addition to last year's payments the directors listed below are entitled to compensation for the senior management bonus payable for this financial year on a pro-rata basis as shown:

	Bonus compensation 2002 £000
Retired directors (retirement date)	
Clara Freeman (18 September 2000)	65
Guy McCracken (18 September 2000)	97
Peter Salsbury (18 September 2000)	140
Roger Aldridge (19 July 2000)	48
Joe Rowe (19 July 2000)	48
Total	**398**

4 Directors' pension information

The executive directors, management and employees (except for staff employed by Marks & Spencer Outlet Ltd) all participate in the Company's defined benefit Pension Scheme provided their date of permanent appointment was prior to 1 April 2002. The Scheme is non-contributory and the subject of an Independent Trust. The normal retirement age under the Pension Scheme for senior management is 60 to harmonise with the Company contractual retirement age. For all other employees the normal retirement age is 65 (previously 60) but for those employees who joined the Scheme prior to 1 January 1996 their accrued rights were not affected by this change.

The Pension Scheme enables members to achieve the maximum pension of two-thirds of their salary in the 12 months ending at normal retirement date after 30 years' service. For employees (including senior management) who joined the Scheme prior to 1 January 1996 no actuarial reduction is applied to pensions payable from the age of 58. Employees who joined the Scheme on or after 1 January 1996 are subject to an actuarial reduction in their pension if payment starts prior to their normal retirement date.

In the case of earnings over £100,000 p.a., the pensionable salary is usually based on an average of the earnings over the last three years to retirement.

Pension commutation to enable participants to receive a lump sum on retirement is permitted within Inland Revenue limits.

For death before retirement, a capital sum equal to four times salary is payable, together with a spouse's pension of two-thirds of the member's prospective pension at the age of 65 (60 for senior management). For death in retirement, a spouse's pension is paid equal to two-thirds of the member's current pension. In the event of death after leaving service but prior to commencement of pension, a spouse's pension of two-thirds of the accrued preserved pension is payable. In all circumstances, children's allowances are also payable, usually up to the age of 16. Substantial protection is also offered in the event of serious ill health.

Post-retirement increases for pension earned from 6 April 1997 are awarded on a statutory basis. For pension earned prior to 6 April 1997 it was the Company's practice to award discretionary increases, usually in line with inflation. With effect from 26 July 2000, it was agreed that, in future, all pension earned for service prior to 6 April 1997 would be guaranteed to increase by the rise in inflation, up to a maximum of 3% per annum. Increases beyond this figure will continue to be reviewed on a discretionary basis.

Remuneration report

4 Directors' pension information (continued)

	Age at 30 March 2002	Years of service at 30 March 2002 or date of retirement	Increase in transfer value in excess of inflation[1] during the year ended 30 March 2002 £000	Increase in pension earned in excess of inflation[1] during the year ended 30 March 2002 £000	**Accrued entitlement at 30 March 2002[2] £000**	Accrued entitlement at 31 March 2001 £000
Luc Vandevelde[3]	51	–	–	–	–	–
Roger Holmes[4,5]	42	1	22	3	**4**	1
Alan McWalter[4,5]	48	2	25	2	**5**	3
David Norgrove	54	14	198	14	**86**	71
Laurel Powers-Freeling[4]	44	n/a	7	1	**1**	n/a
Alison Reed[6]	45	19	176	19	**75**	n/a
Retired director						
Robert Colvill[7]	61	16	–	–	**152**	140

[1]Inflation has been assumed to be equivalent to the actual rate of price inflation which was 1.7% for the year to 30 September 2001. This measurement date accords with the Listing Rules.
[2]The pension entitlement shown above is that which would be paid on retirement based on service to 30 March 2002 or date of retirement from the Board if earlier.
[3]Luc Vandevelde does not participate in the Company Pension Scheme (see section 1, footnote 9).
[4]Roger Holmes, Alan McWalter and Laurel Powers-Freeling are subject to the pension earnings 'cap' (£95,400 at 30 March 2002) which is reviewed annually by the Government.
[5]The pensions for Roger Holmes and Alan McWalter are based on a uniform accrual of two-thirds of the pension earnings 'cap' less the pension which they have accrued from membership of previous employers' pension schemes (see section 1, footnote 9).
[6]Pension figures are from 11 July 2001 when Alison Reed was appointed director.
[7]Pension figures are to 31 December 2001 when Robert Colvill ceased to be a director. Having reached the normal retirement age for senior management, his accrued entitlement has increased over last year because (i) the pension, having been deferred has, in line with normal practice, been increased by a late retirement factor and (ii) an increase has been applied in line with the pension increase for all pensioners (see also section 1, footnote 7).
[8]The pension entitlement shown excludes any additional pension purchased by the member's Additional Voluntary Contributions.

Employees joining the Company after 1 April 2002 will, on completion of one year's service, be invited to join the new, contributory Retirement Plan. The Plan is a defined contribution arrangement, where employees may choose to contribute between 3-6% of their salary, and the Company will contribute between 6-12%. The employee will be free to choose, from a range of investment vehicles, where the total contribution will be invested. The Company's defined benefit pension scheme was therefore closed to new members on 31 March 2002.

During the one year waiting period before joining the Plan, the employees will be covered for death in service by a capital payment of twice salary, increasing to four times salary from the date of joining the Plan.

5 Payments to former directors

Details of payments made under the Early Retirement Plan and other payments made to former directors during the year are:

	Paid in year £000	Paid in 2001 £000
Early retirement pensions[1] (payable until)		
James Benfield (22 April 2009)	**70**	68
Lord Stone of Blackheath (7 September 2002)	**93**	91
Derek Hayes (19 November 2008)	**65**	63
Chris Littmoden (28 September 2003)	**88**	85
Keith Oates (3 July 2002)	**174**	170
Unfunded pensions		
Clinton Silver[2]	**88**	86
Lord Sieff of Brimpton	**n/a**	61
Other		
Robert Colvill[3]	**177**	n/a
Chris Littmoden[4]	**87**	-
Sir David Sieff[5]	**13**	n/a

[1]Under the Early Retirement Plan the Remuneration Committee could, at its discretion, offer an unfunded Early Retirement Pension, separate from the Company pension, which was payable from the date of retirement to age 60. With effect from 31 March 2000, the Early Retirement Plan was withdrawn but payments continue for awards made before this date.

[2]The pension scheme entitlement for Clinton Silver is supplemented by an additional, unfunded pension paid by the Company.

[3]Robert Colvill retired from the Board on 31 December 2001 but remained as an employee until 31 March 2002 to complete the restructuring announced in March 2001. The above payment comprises salary, profit share, benefits and bonus for that three-month period (see section 1, footnote 7). He continues as non-executive Chairman of Marks & Spencer Financial Services as long as is necessary to facilitate a smooth management transition on an annual fee of £45,000.

[4]As an ex-patriate director Chris Littmoden was entitled to have local tax obligations paid for by the Company. Since he left the Company, the local tax authorities have informed us that an additional settlement was due in relation to the period 1995 to 1997 inclusive. The amount shown above includes an element of interest due and was settled by the Company during the year.

[5]Sir David Sieff continued to use his company car throughout the financial year.

6 Long-term benefits

All the share schemes of Marks and Spencer p.l.c. were adopted by Marks and Spencer Group p.l.c. as part of the capital reorganisation in 2002.

The Company operates two types of share option schemes:

(i) **SAYE Scheme**

A Save As You Earn (SAYE) Option Scheme approved by shareholders in 1981 and renewed by shareholders in 1987 and 1997. The Scheme is open to all employees, including executive directors, who have completed one year's service and who open an approved savings contract. Inland Revenue rules limit the maximum amount which can be saved to £250 per month. When the savings contract is started options are granted to acquire the number of shares that the total savings will buy when the savings contract matures; options cannot normally be exercised until a minimum of three years has elapsed.

(ii) **Executive Share Option Scheme, approved by shareholders in 2000**

The current Executive Share Option Scheme is open to all senior management. Annual awards of up to 150% of basic salary may be offered based on performance and, for exceptional performance, grants of up to 300% of basic salary may be awarded. The performance targets for the current Scheme are:

- earnings per share growth of at least inflation plus an average of 3% per annum for 50% of each grant, measured from a fixed base of 14.5p or current EPS if higher;
- earnings per share growth of inflation plus an average of 4% per annum for the other 50% of each grant, measured from a fixed base of 16.5p or current EPS if higher.

Since the 1996 Finance Act, grants of Inland Revenue Approved options have been limited to £30,000. Grants in excess of this limit, will be unapproved options, which confer no tax advantage on the participants.

Earlier Schemes

The Company has operated Executive Option Schemes for over 20 years following shareholder approval for the first scheme in 1977. The Remuneration Committee has imposed performance criteria for the exercise of all options granted since 1996 and the performance targets for earlier schemes are described below:

1997 Scheme

The first grants under this scheme were in June 1998 and no options have been granted since June 2000. Options are subject to the following performance targets on exercise:

- Tier 1 Options: earnings per share growth over three years of at least inflation plus an average of 3% per annum;
- Tier 2 Options: earnings per share growth over five years which would place the Company in the upper quartile of the FTSE 100 companies.

Remuneration report

6 Long-term benefits (continued)

1984 and 1987 Schemes

The last grants under these schemes were awarded in June 1997. The performance targets for the exercise of options granted in 1996 and 1997 are:

- Earnings per share growth of at least inflation plus an average of 2% per annum.

Participants who hold options under the 1984 and 1987 Schemes will continue to be bound by their Maximum Option Value (MOV) of four times earnings, and may only exercise options up to this value, after which any outstanding options lapse. Following the introduction of the current Scheme the Remuneration Committee decided that MOV will no longer increase with earnings.

At the discretion of the Remuneration Committee, directors can take their options for all schemes into retirement. Options held under the 1984 and 1987 Schemes continue to be bound by MOV and can be exercised subject to the option period. For options held under the 1997, and current Schemes, options lapse if they are not exercised within 12 months of retirement.

Directors' long-term benefits

The options detailed in the table below may not be exercisable for any one of the following reasons:

(i) their value is in excess of the MOV;

(ii) the options have not been held for three years and therefore cannot be exercised under scheme rules; or

(iii) the options have not met the appropriate performance criteria.

During the year, David Norgrove exercised an Executive Share Option and an SAYE contract making a total gain of £4,000. No other director exercised Executive Share Options or SAYE contracts in the year under review.

The market price of the shares at the end of the financial year was 385.25p; the highest and lowest share prices during the financial year (for either Marks and Spencer p.l.c. or Marks and Spencer Group p.l.c.) were 395.5p and 235.3p respectively.

	At 1 April 2001 or date of appointment	Granted during the year	Exercised/ lapsed during the year	**At 30 March 2002 or date of retirement**	Option price (pence)	Exercise price (pence)	Option period
Luc Vandevelde							
Not exercisable	3,984,674	–	–	**4,365,532**	261.0[1]		Mar 2003 – Jun 2011
Granted	–	380,858	–		256.0		Jun 2004 – Jun 2011
Roger Holmes							
Not exercisable	871,794	–	–	**1,302,958**	228.0[1]		Dec 2003 – Dec 2011
Granted	–	431,164	–		296.0[1]		Jun 2004 – Dec 2011
Alan McWalter							
Not exercisable	721,310	–	–	**897,090**	295.0[1]		Jan 2003 – Jun 2011
Granted	–	175,780	–		256.0		Jun 2004 – Jun 2011
David Norgrove							
Exercisable	80,480	–	–	**55,249**	368.0[1]		May 1995 – Jun 2005
Not exercisable	402,819	–	–	**681,807**	330.0[1]		May 1999 – Dec 2011
Granted	–	278,988	–		296.0[1]		Jun 2004 – Dec 2011
Lapsed	–	–	5,940				
Exercised	–	–	19,291		254.0	260.5	
SAYE	11,085	–	–	**7,452**	235.0[1]		Jan 2002 – Jun 2004
SAYE exercised	–	–	3,633		322.0	392.3	
Laurel Powers-Freeling							
Not exercisable	–	365,713	–	**365,713**	350.0		Dec 2004 – Dec 2011
Alison Reed							
Exercisable	85,053	–	–	**85,053**	409.0[1]		May 1996 – Jun 2005
Not exercisable	424,961	–	–	**566,389**	313.0[1]		May 1999 – Dec 2011
Granted	–	141,428	–		350.0		Dec 2004 – Dec 2011
SAYE	10,166	–	–	**10,166**	166.0[1]		Jan 2005 – Jun 2006
Retired directors							
Robert Colvill[2]							
Exercisable	211,158	–	–	**186,253**	369.0[1]		May 1995 – May 2005
Not exercisable	114,504	–	–	**63,828**	491.0[1]		May 1998 – May 2004
Lapsed	–	–	75,581				

[1]Weighted average price.

[2]Options are carried into retirement under the terms of the various schemes (see above).

Directors' interests

The beneficial interests of the directors and their families in the shares of the Company are shown below. These include shares held under the Delayed Profit Sharing Scheme. Options granted under the Save As You Earn (SAYE) Share Option and Executive Share Option Schemes are shown on page 39. Further information regarding employee share option schemes is given in note 11D.

Since the end of the financial year, Jack Keenan has sold 4,000 B shares. Paul Myners also held 30,000 shares at the date of his appointment on 2 April 2002. There have been no other changes in the directors' interests in shares or options granted by the Company and its subsidiaries between the end of the financial year and one month prior to the notice of the Annual General Meeting. The Register of Directors' Interests (which is open to shareholders' inspection) contains full details of directors' shareholdings and options to subscribe for shares. No director had any interest in any subsidiary at the beginning or end of the year.

Shares in the Company – beneficial and family interests	Ordinary shares[1] at 30 March 2002	B shares At 30 March 2002	Ordinary shares at 1 April 2001 or date of appointment
Luc Vandevelde	654,160	808,080	808,080
Roger Holmes[2]	173,588	3,130	285,456
Alan McWalter	9,714	–	12,000
David Norgrove	19,697	19,849	18,098
Laurel Powers-Freeling	2,639	–	–
Alison Reed[2]	61,974	4,425	93,841
Brian Baldock	56,584	–	70,000
Tony Ball	1,619	2,000	2,000
Jack Keenan	3,238	4,000	2,000
Kevin Lomax	16,190	20,000	20,000
Dame Stella Rimington	2,791	–	3,344

[1]The ordinary shares held at 1 April 2001, or date of appointment, are shares in Marks and Spencer p.l.c. Effective from 19 March 2002, the Company acquired 100% of the issued share capital of Marks and Spencer p.l.c. following implementation of a Scheme of Arrangement under section 425 of the Companies Act 1985. This scheme involved the issue of 17 ordinary shares and 21 redeemable B shares by the Company for every 21 ordinary shares held by the shareholders of Marks and Spencer p.l.c. The effect of this scheme is reflected in the directors' interests shown above.

[2]In accordance with the Scheme of Arrangement described above, ordinary shares held in Restricted Share Plans were replaced by new ordinary shares and B shares. The Remuneration Committee decided that, upon the Scheme becoming effective, the restrictions applicable to the B shares and the new ordinary shares would cease to apply. As a result, Roger Holmes and Alison Reed have incurred an income tax liability on these shares. In order to meet this tax liability they sold 57,494 and 14,704 ordinary shares respectively, at a price of 389p and redeemed 282,326 and 80,000 B shares respectively at a price of 70p each. The participants in the Restricted Share Plans have entered into an agreement with the Company that, in the event that they cease to be employed in circumstances where, but for the Scheme, their shares would have been forfeited, they will pay the Company an amount equal to the market value of the shares on the date of release (less the tax payable on release).

Directors' responsibilities

Directors' responsibilities for preparing the financial statements

The directors are obliged under company law to prepare financial statements for each financial year and to present them annually to the Company's members in Annual General Meeting.

The financial statements, of which the form and content is prescribed by the Companies Act 1985 and applicable accounting standards, must give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year, and of the profit for that period.

The directors are also responsible for the adoption of suitable accounting policies and their consistent use in the financial statements, supported where necessary by reasonable and prudent judgements.

The directors confirm that the above requirements have been complied with in the financial statements.

In addition, the directors are responsible for maintaining adequate accounting records and sufficient internal controls to safeguard the assets of the Group and to prevent and detect fraud or any other irregularities, as described more fully on pages 11 to 13.

Directors' report

Capital reorganisation
Effective from 19 March 2002 the Company acquired 100% of the issued share capital of Marks and Spencer p.l.c. following implementation of a Scheme of Arrangement under Section 425 of the Companies Act 1985. References throughout the Annual Report and Financial Statements to the 'Company' refer to Marks and Spencer Group p.l.c. from 19 March 2002 onwards and prior to that to Marks and Spencer p.l.c.

Principal activities
The principal activities of the Group are Retailing and Financial Services.

Retailing consists of the Group's retail activities under the Marks & Spencer, Brooks Brothers (until 28 December 2001) and Kings Super Markets brand names.

Financial Services consists of the operations of the Group's retail Financial Services companies, which provide account cards, personal loans, unit trust management, life assurance, personal insurance and pensions. The Group's captive insurance company is also included in this segment as the major part of its business is generated from the provision of related insurance services.

Review of activities and future performance
A review of the Group's activities and of the future development of the Group is contained within the Annual Review and Summary Financial Statement.

Profit and dividends
The profit for the financial year, after taxation and minority interests, amounts to £153.0m (last year £5.5m loss). The directors have declared dividends as follows:

Ordinary shares	£m
Interim paid, 3.7p per share (last year 3.7p)	**105.2**
Proposed final, 5.8p per share (last year 5.3p)	**133.7**
Total ordinary dividends, 9.5p per share (last year 9.0p)	**238.9**

The final dividend will be paid on 19 July 2002 to shareholders whose names are on the Register of Members at the close of business on 31 May 2002.

Share capital
Changes in the period to the issued share capital of Marks and Spencer p.l.c.
(i) Issue of new shares
During the period to 18 March 2002, 2,449,658 ordinary shares in the Company were issued as follows:
- 2,414,644 under the terms of the Executive Share Option Schemes at prices between 215p and 358p;
- 35,000 issued into the Qualifying Employee Share Ownership Trust at a price of 268.25p; and
- 14 as part of the capital reorganisation.

(ii) Purchase of own shares
The Company is authorised by the shareholders to purchase, in the market, the Company's own shares, as permitted under the Company's Articles of Association. During the year the Company purchased a total of 21,446,162 ordinary shares for cancellation at a cost of £52.0m, representing 0.8% of its issued share capital. This authority is renewable annually and approval will be sought from shareholders at the AGM in 2002 to renew the authority for a further year.

On 18 March 2002, Marks and Spencer p.l.c. had 2,848,387,227 shares in issue.

Scheme of Arrangement
Effective from 19 March 2002, the Company acquired 100% of the issued share capital of Marks and Spencer p.l.c. following implementation of a Scheme of Arrangement under section 425 of the Companies Act 1985. This scheme involved the issue of 17 ordinary shares and 21 redeemable B shares by the Company for every 21 ordinary shares held by the shareholders of Marks and Spencer p.l.c. (Further details of this are given in note 24 to the financial statements.)

Changes in the period to the issued share capital of Marks and Spencer Group p.l.c.
In the period from 19 March 2002 to 30 March 2002, 1,114,664 ordinary shares in the Company were issued under the terms of the Group's employee share schemes at prices between 156p and 389p.

Major shareholders
As at 7 May 2002, the Company's share register of substantial shareholdings showed the following interests in 3% or more of the Company's shares:

	Ordinary shares	% share capital
Brandes Investment Partners, L.P.	135,324,632	5.87
The Capital Group Companies, Inc.	95,850,531	4.15
Legal and General Investment Management	77,783,788	3.37

In addition, JP Morgan has notified us that it is holding 73,888,799 ordinary shares (3.2%) as American Depositary Receipts, 9,289,105 of which are included in the above figures for Brandes Investment Partners.

Directors and their interests
The current directors are listed on page 20 of the Annual Review and Summary Financial Statement.

Alison Reed and Laurel Powers-Freeling were appointed executive directors of Marks and Spencer p.l.c. on 11 July 2001 and 6 November 2001 respectively.

Jack Keenan was appointed non-executive director of Marks and Spencer p.l.c. on 1 September 2001. Robert Colvill retired from the Board on 31 December 2001.

As part of the capital reorganisation a new company, Marks and Spencer Group p.l.c., was incorporated on 23 July 2001 – details of the Share Capital are set out in note 24 to the Accounts. The original directors were Andy Ryde and Melissa Andrews (from Slaughter and May) who resigned on 22 January 2002 when the directors of Marks and Spencer p.l.c. were appointed as directors of Marks and Spencer Group p.l.c.

On 2 April 2002, Paul Myners was appointed non-executive director of Marks and Spencer Group p.l.c.

The beneficial interests of the directors and their families in the shares of the Company and its subsidiaries are given on page 21.

Employee involvement
We have maintained our commitment to employee involvement throughout the business.

Employees are kept well informed of the performance and objectives of the Group through personal briefings, regular meetings and e-mail. These are supplemented by our employee publication, On Your Marks, and video presentations. Business Involvement Groups in stores, distribution centres and head office represent employees in two way communication and are involved in the delivery of change and driving business improvement.

The seventh meeting of the European Council took place last July. This council provides an additional forum for communicating with employee representatives from the countries in the European Community.

Directors and senior management regularly visit stores and discuss, with employees, matters of current interest and concern to the business.

We have long-established Employees' Profit Sharing and Save As You Earn Share Option Schemes, membership of which is service-related, details of which are given on page 38.

Equal opportunities
The Group is committed to an active Equal Opportunities Policy from recruitment and selection, through training and development, appraisal and promotion to retirement.

It is our policy to promote an environment free from discrimination, harassment and victimisation, where everyone will receive equal treatment regardless of gender, colour, ethnic or national origin, disability, age, marital status, sexual orientation or religion. All decisions relating to employment practices will be objective, free from bias and based solely upon work criteria and individual merit.

The Group is responsive to the needs of its employees, customers and the community at large and we are an organisation that uses everyone's talents and abilities to the full.

Employees with disabilities
It is our policy that people with disabilities should have full and fair consideration for all vacancies. During the year we continued to use the Government's 'two tick' disability symbol to demonstrate our commitment to interviewing those people with disabilities who fulfil the minimum criteria, and endeavouring to retain employees in the workforce if they become disabled during employment. We will actively retrain and adjust their environment where possible to allow them to maximise their potential.

We continue to work with external organisations to provide work place opportunities on the 'Workstep Programme'.

Creditor payment policy
For all trade creditors, it is the Group's policy to:

- agree the terms of payment at the start of business with that supplier;
- ensure that suppliers are aware of the terms of payment; and
- pay in accordance with its contractual and other legal obligations.

Directors' report

The main trading company's (Marks and Spencer p.l.c.) policy concerning the payment of its trade creditors is as follows:

- General merchandise is automatically paid for 11 working days from the end of the week of delivery;
- Foods are paid for 13 working days from the end of the week of delivery (based on the timely receipt of an accurate invoice); and
- Distribution suppliers are paid monthly, for costs incurred in that month, based on estimates, and payments are adjusted quarterly to reflect any variations to estimate.

Trade creditor days for Marks and Spencer p.l.c. for the year ended 30 March 2002 were 14.3 days (10.2 working days), based on the ratio of company trade creditors at the end of the year to the amounts invoiced during the year by trade creditors.

Charitable and political contributions
During the year, we spent £4.9m (last year £7.1m) in the UK in support of the community. Within this figure, direct donations to charitable organisations amounted to £2.8m (last year £3.2m). No contributions were made to any political party.

Annual General Meeting
The Notice of the Annual General Meeting to be held on 10 July 2002 (together with explanatory notes) is given in the booklet which accompanies this report. Since this is the first AGM of Marks and Spencer Group p.l.c. all directors are seeking election this year. The Business of the Meeting includes resolutions to receive the Remuneration Report, for the Company and relevant subsidiaries to make political donations within the wide definition of the new legislation, and to approve a new Long Term Incentive Plan in the form of an Executive Share Matching Plan.

By order of the Board

Luc Vandevelde, Chairman and Chief Executive

London, 20 May 2002



Auditors' report

Auditors' report to the members of Marks and Spencer Group p.l.c.
We have audited the financial statements on pages 26 to 51.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Report. As described on page 21, this includes responsibility for preparing the financial statements, in accordance with applicable United Kingdom accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

We review whether the statement on pages 11 to 13 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not.

We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 30 March 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London
20 May 2002

Consolidated profit and loss account

	Notes	52 weeks ended 30 March 2002 Continuing operations £m	Discontinued operations £m	Total £m	52 weeks ended 31 March 2001 Continuing operations As restated £m	Discontinued operations As restated £m	Total As restated† £m
Turnover	3	7,619.4	516.0	8,135.4	7,342.6	733.1	8,075.7
Operating profit:							
Continuing operations:							
Before exceptional charges		629.1	–	629.1	480.9	–	480.9
Exceptional operating charges	5A	–	–	–	(26.5)	–	(26.5)
Continental European operations		–	(42.5)	(42.5)	–	(34.0)	(34.0)
Less provision made last year		–	42.5	42.5	–	–	–
Other discontinued operations		–	14.7	14.7	–	20.1	20.1
Total operating profit	3,4	629.1	14.7	643.8	454.4	(13.9)	440.5
Profit/(loss) on sale of property and other fixed assets	5B	41.2	–	41.2	(83.0)	(0.2)	(83.2)
Provision for loss on operations to be discontinued	5C	–	–	–	–	(224.0)	(224.0)
Loss on sale/termination of operations:	5D						
Loss arising on sale/closure		–	(102.8)	(102.8)	(1.7)	–	(1.7)
Less provision made last year		–	104.3	104.3	–	–	–
		–	1.5	1.5	(1.7)	–	(1.7)
Goodwill previously written off		–	(368.2)	(368.2)	–	–	–
Net loss on sale/termination of operations		–	(366.7)	(366.7)	(1.7)	–	(1.7)
Net interest income	6	17.6	–	17.6	13.9	–	13.9
Profit/(loss) on ordinary activities before taxation		687.9	(352.0)	335.9	383.6	(238.1)	145.5
Taxation on ordinary activities	7	(195.1)	12.6	(182.5)	(146.3)	(3.2)	(149.5)
Profit/(loss) on ordinary activities after taxation		492.8	(339.4)	153.4	237.3	(241.3)	(4.0)
Minority interests (all equity)		1.1	(1.5)	(0.4)	0.5	(2.0)	(1.5)
Profit/(loss) attributable to shareholders		493.9	(340.9)	153.0	237.8	(243.3)	(5.5)
Dividends	9	(238.9)	–	(238.9)	(258.3)	–	(258.3)
Retained profit/(loss) for the period		255.0	(340.9)	(85.9)	(20.5)	(243.3)	(263.8)
Earnings per share	10	17.4p		5.4p	8.3p		(0.2)p
Diluted earnings per share	10	17.3p		5.4p	8.3p		(0.2)p
Adjusted earnings per share	10	15.9p		16.3p	11.9p		11.2p
Diluted adjusted earnings per share	10	15.8p		16.2p	11.9p		11.2p
Dividend per share	9			9.5p			9.0p

Note of group historical cost profits and losses

	Notes	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 As restated† £m
Profit on ordinary activities before taxation		335.9	145.5
Realisation of property revaluation surplus/(deficit)	25	67.2	(1.3)
Revaluation element of depreciation charge	25	1.6	1.9
Historical cost profit on ordinary activities before taxation		404.7	146.1
Historical cost retained loss for the period		(17.1)	(263.2)

Consolidated statement of total recognised gains and losses

	Notes	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 As restated† £m
Profit/(loss) attributable to shareholders		153.0	(5.5)
Exchange differences on foreign currency translation	25	0.1	13.3
Unrealised surplus/(deficit) on revaluation of investment properties	25	0.5	(1.7)
Total recognised gains and losses relating to the period		153.6	6.1
Prior year adjustment	7, 25	(79.6)	
Total recognised gains and losses since last annual report		74.0	

†Prior year comparatives have been restated due to the adoption of Financial Reporting Standard (FRS) 19, 'Deferred Tax'. See note 7.

Balance sheets

	Notes	Group 30 March 2002 £m	Group 31 March 2001 As restated[†] £m	Company 30 March 2002 £m
Fixed assets				
Tangible assets:				
Land and buildings		**2,166.9**	2,735.2	–
Fit out, fixtures, fittings and equipment		**1,187.3**	1,291.9	–
Assets in the course of construction		**27.0**	91.8	–
	13	**3,381.2**	4,118.9	–
Investments	14	**50.3**	58.3	**7,643.2**
		3,431.5	4,177.2	**7,643.2**
Current assets				
Stocks		**325.3**	472.5	–
Debtors:				
Receivable within one year	15A	**952.1**	917.2	**134.2**
Receivable after more than one year	15B	**1,667.2**	1,712.1	–
Investments	16	**272.7**	260.0	–
Cash at bank and in hand	17	**543.4**	154.4	–
		3,760.7	3,516.2	**134.2**
Current liabilities				
Creditors: amounts falling due within one year	19	**(1,750.8)**	(1,981.6)	**(1,858.1)**
Net current assets/(liabilities)		**2,009.9**	1,534.6	**(1,723.9)**
Total assets less current liabilities		**5,441.4**	5,711.8	**5,919.3**
Creditors: amounts falling due after more than one year	20	**(2,156.3)**	(735.1)	–
Provisions for liabilities and charges	22	**(203.8)**	(395.3)	–
Net assets		**3,081.3**	4,581.4	**5,919.3**
Capital and reserves				
Called up share capital	24,25	**852.7**	716.9	**852.7**
Share premium account	25	**2.8**	–	**2.8**
Capital redemption reserve	25	**1,717.9**	–	**1,717.9**
Revaluation reserve	25	**387.3**	455.6	–
Other reserve	25	**(6,542.2)**	378.2	–
Profit and loss account	25	**6,662.4**	3,015.1	**3,345.9**
Shareholders' funds (including non-equity interests)	25	**3,080.9**	4,565.8	**5,919.3**
Minority interests (all equity)		**0.4**	15.6	–
Total capital employed		**3,081.3**	4,581.4	**5,919.3**
Equity shareholders' funds		**2,804.9**	4,565.8	**5,643.3**
Non-equity shareholders' funds		**276.0**	–	**276.0**
Total shareholders' funds		**3,080.9**	4,565.8	**5,919.3**

[†]Prior year comparatives have been restated due to the adoption of Financial Reporting Standard (FRS) 19, 'Deferred Tax'. See note 7.

Approved by the Board
20 May 2002
Luc Vandevelde, Chairman and Chief Executive
Alison Reed, Group Finance Director

acreed

Consolidated cash flow information

FOR THE PERIOD ENDED 30 MARCH 2002

Cash flow statement	Notes	52 weeks ended 30 March 2002 £m	52 weeks ended 31 March 2001 £m
Cash inflow from operating activities	27	**1,093.7**	676.4
Returns on investments and servicing of finance			
Interest received		**38.8**	13.1
Interest paid		**(2.0)**	–
Dividends paid to minorities		–	(0.5)
Net cash inflow from returns on investments and servicing of finance		**36.8**	12.6
Taxation			
UK corporation tax paid		**(172.0)**	(164.5)
Overseas tax paid		**(7.4)**	(0.1)
Cash outflow for taxation		**(179.4)**	(164.6)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(285.7)**	(269.8)
Sale of tangible fixed assets		**455.6**	18.9
Purchase of fixed asset investments		**(2.9)**	(18.0)
Sale of fixed asset investments		**9.0**	10.7
Net cash inflow/(outflow) for capital expenditure and financial investment		**176.0**	(258.2)
Acquisitions and disposals	29		
Closure of operations		**122.2**	(0.9)
Sale of subsidiaries		**139.4**	(0.8)
Repayment of loan by joint venture		–	7.6
Cash inflow from acquisitions and disposals		**261.6**	5.9
Equity dividends paid		**(256.7)**	(258.6)
Cash inflow before management of liquid resources and financing		**1,132.0**	13.5
Management of liquid resources and financing			
Management of liquid resources	28B	**(29.1)**	263.7
Financing	28C	**(730.2)**	(265.4)
		(759.3)	(1.7)
Increase in cash		**372.7**	11.8

Reconciliation of net cash flow to movement in net debt	30	2002 £m	2001 £m
Increase in cash		**372.7**	11.8
Cash outflow/(inflow) from increase/(decrease) in liquid resources	28B	**29.1**	(263.7)
Cash (inflow)/outflow from (increase)/decrease in debt financing	28C	**(1,031.7)**	245.9
Exchange movements		**0.7**	(20.4)
Movement in net debt		**(629.2)**	(26.4)
Opening net debt		**(1,277.8)**	(1,251.4)
Closing net debt		**(1,907.0)**	(1,277.8)

Notes to the financial statements

1. Basis of accounting

Marks and Spencer Group p.l.c. (the Company) was incorporated on 23 July 2001. On 19 March 2002, the Company acquired 100% of the issued share capital of Marks and Spencer p.l.c. following implementation of a Scheme of Arrangement under section 425 of the Companies Act 1985.

The Scheme of Arrangement involved the issue of 17 ordinary shares and 21 redeemable B shares by the Company for every 21 ordinary shares held by the shareholders of Marks and Spencer p.l.c.

The Scheme of Arrangement has been accounted for using merger accounting principles, although it does not satisfy all the conditions required (see below).

Schedule 4A to the Companies Act 1985 and FRS 6 'Acquisition and Mergers' require acquisition accounting to be adopted where all the conditions laid down for merger accounting are not satisfied. Under the Scheme of Arrangement, not all of the conditions were satisfied because the fair value of the non-equity share element of the consideration (the redeemable B shares) given by the Company for the shares in Marks and Spencer p.l.c. exceeded 10% of the nominal value of the share element of the consideration.

However, in the opinion of the directors, the Scheme of Arrangement is a group reconstruction rather than an acquisition, since the shareholders of the Company are the same as the former shareholders in Marks and Spencer p.l.c. and the rights of each shareholder, relative to the others, are unchanged and no minority interest in the net assets of the Group is altered. Therefore, the directors consider that to record the Scheme of Arrangement as an acquisition by the Company, attributing fair values to the assets and liabilities of the Group and reflecting only the post Scheme of Arrangement results within these financial statements would fail to give a true and fair view of the Group's results and financial position.

Accordingly, having regard to the overriding requirement under section 227(6) of the Companies Act 1985 for the financial statements to give a true and fair view of the Group's results and financial position, the directors have adopted merger accounting principles in drawing up these financial statements. The directors consider that it is not practicable to quantify the effect of this departure from the Companies Act 1985 requirements.

The consolidated financial statements are presented as if the Scheme of Arrangement had been effective on 1 April 2001 except for the effect of the capital restructure and subsequent reduction of capital which took place on 22 March 2002. The consolidated profit and loss account combines the results of Marks and Spencer p.l.c. for the 52 week period ended 30 March 2002 with those of the Company for the period since its incorporation to 30 March 2002. The comparative figures relate to Marks and Spencer p.l.c. as restated for the effect of the Scheme of Arrangement. Further detail relating to the Scheme of Arrangement can be found in note 24.

2. Accounting policies

The financial statements have been prepared in accordance with applicable accounting standards in the United Kingdom. A summary of the more important Group accounting policies is given below. These policies have been applied consistently with the exception of the Group's policy on deferred tax which has been amended following the adoption of the new accounting standard on deferred tax. Details of the effect of this change in accounting policy are set out in note 7.

In addition, the Group has adopted the following financial reporting standards in these financial statements for the first time:

i) FRS 17 'Retirement Benefits'. The Group is not required to adopt this standard in full until the period ending March 2004, however the transitional disclosure requirements are set out in note 11A.
ii) FRS 18 'Accounting Policies' has been complied with, but has not resulted in any amendments to the Group's accounting policies.

Accounting convention and basis of consolidation

The financial statements are drawn up on the historical cost basis of accounting, modified to include the valuation of certain United Kingdom properties at 31 March 1988 and the valuation of investment properties. Compliance with SSAP19, 'Accounting for Investment Properties' requires a departure from the requirements of the Companies Act 1985 relating to the depreciation of investment properties as explained below.

The Group financial statements incorporate the financial statements of Marks and Spencer Group p.l.c. and all its subsidiaries for the 52 weeks ended 30 March 2002, or to the date of disposal.

Turnover

Turnover comprises sales of goods to customers outside the Group less returns, VAT and sales taxes, together with interest and other income attributable to the Financial Services operations.

Notes to the financial statements

2. Accounting policies continued

Current asset investments

Current asset investments are stated at market value. All profits and losses from such investments are included in net interest income or in Financial Services turnover as appropriate.

Deferred taxation

Deferred taxation is accounted for on an undiscounted basis at expected tax rates on all differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. A deferred tax asset is only recognised when it is more likely than not that the asset will be recoverable in the foreseeable future out of suitable taxable profits from which the underlying timing differences can be deducted.

Fixed assets

a Capitalised interest

Interest is not capitalised.

b Depreciation

Depreciation is provided to write off the cost or valuation of tangible fixed assets, less residual value, by equal annual instalments as follows:

- Land: not depreciated.
- Freehold and leasehold buildings over 50 years: depreciated to their estimated residual value over their estimated remaining economic lives (see also c below).
- Leasehold land and buildings under 50 years: over the remaining period of the lease.
- Fit out: 10-25 years according to the estimated life of the asset.
- Fixtures, fittings and equipment: 3-15 years according to the estimated life of the asset.

Depreciation is charged on all additions to or disposals of depreciating assets in the year of purchase or disposal.

Any impairment in value is charged to the profit and loss account.

c Land and buildings

The Group's freehold and leasehold properties in the United Kingdom were valued on the basis of open market value for existing use in 1982. At 31 March 1988, those same properties (excluding subsequent additions and adjusted for disposals) were revalued. On adoption of FRS 15, the Group followed the transitional provisions to retain the book value of land and buildings which were revalued in 1988, but not to adopt a policy of revaluation in the future.

These values are retained subject to the requirement to test assets for impairment in accordance with FRS 11.

d Investment properties

Investment properties are revalued annually and included in the balance sheet at their open market value. In accordance with SSAP19, no depreciation is provided in respect of investment properties. This represents a departure from the Companies Act 1985 requirements concerning the depreciation of fixed assets. These properties are held for investment and the directors consider that the adoption of this policy is necessary to give a true and fair view.

Loans and advances to customers

Loans and advances are classified as impaired when an instalment is in excess of 30 days overdue. Specific provisions are made against all advances identified as impaired at the balance sheet date to the extent that, in the opinion of the directors, recovery is doubtful. Specific provisions against such exposures are calculated using a bad debt provision model, which uses the last two years credit history to produce estimates of the likely level of asset impairment. General provisions relate to latent bad and doubtful debts which are present in any lending portfolio but have not been specifically identified. General provisions are calculated using the same bad debt provision model and an evaluation of current economic and political factors.

Loans and advances are written off when there is no realistic prospect of recovery, based on a predetermined set of criteria. Account balances written off include those where no payment has been received for a period of 12 months since the account was identified as doubtful, and in other situations such as bankruptcy, insolvency or fraud.

Long-term assurance business

The value of the long-term assurance business consists of the present value of surpluses expected to emerge in the future from business currently in force, and this value is included in prepayments and accrued income. In determining their value, these surpluses are discounted at a risk-adjusted, post-tax rate. Changes in the value are included in the profit and loss account grossed up at the standard rate of corporation tax applicable to insurance companies.

Operating leases

Costs in respect of operating leases are charged on a straight line basis over the lease term.

2. Accounting policies continued

Derivative financial instruments

The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign currency exchange rates and interest rates. Derivative instruments utilised by the Group include interest rate and currency swaps, and forward currency contracts. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest income over the period of the contract. Forward currency contracts are accounted for as hedges, with the instrument's impact on profit deferred until the underlying transaction is recognised in the profit and loss account.

Foreign currencies

The results of international subsidiaries are translated at the weighted average of monthly exchange rates for sales and profits. The balance sheets of overseas subsidiaries are translated at year-end exchange rates. The resulting exchange differences are dealt with through reserves and reported in the consolidated statement of total recognised gains and losses.

Transactions denominated in foreign currencies are translated at the exchange rate at the date of the transaction. Foreign currency assets and liabilities held at the year-end are translated at year-end exchange rates or the exchange rate of a related forward exchange contract where appropriate. The resulting exchange gain or loss is dealt with in the profit and loss account.

Goodwill

Prior to 31 March 1998, goodwill arising on consolidation was written off to reserves in the year of acquisition. As permitted by FRS 10, this goodwill has not been reinstated in the balance sheet and remains written off to reserves. Goodwill arising on subsequent acquisitions is capitalised and amortised over its useful economic life. The profit or loss arising on the sale of a previously acquired business includes the attributable goodwill.

Pensions

Funded pension plans are in place for the Group's UK employees and the majority of employees overseas. The assets of these pension plans are managed by third party investment managers and are held separately in trust.

Regular valuations are prepared by independent professionally qualified actuaries. These determine the level of contributions required to fund the benefits set out in the rules of the plans and allow for the periodic increase of pensions in payment. The contributions and any variations from regular cost arising from the actuarial valuations are charged or credited to profits on a systematic basis over the estimated remaining service lives of the employees.

Stocks

Stocks are valued at the lower of cost and net realisable value using the retail method. All stocks are finished goods.

3. Segmental information

A Classes of business

The Group has two classes of business: Retailing and Financial Services.

	Turnover		Operating profit		Operating assets	
	2002 £m	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m
Continuing operations:						
Retailing activities	**7,268.6**	6,979.5	**538.5**	350.2	**3,565.0**	3,862.4
Before exceptional operating charges			**538.5**	376.7		
Exceptional operating charges			**–**	(26.5)		
Financial Services[1,2]	**350.8**	363.1	**84.2**	96.3	**576.7**	518.0
Total continuing operations	**7,619.4**	7,342.6	**622.7**	446.5	**4,141.7**	4,380.4
Discontinued operations – retailing activities	**516.0**	733.1	**14.7**	(13.9)	**(60.4)**	329.3
Total operating activities	**8,135.4**	8,075.7	**637.4**	432.6	**4,081.3**	4,709.7
Add: excess interest charged to cost of sales of Financial Services[2]			**6.4**	7.9		
Total operating profit			**643.8**	440.5	**4,081.3**	4,709.7
Profit/(loss) on sale of property and other fixed assets			**41.2**	(83.2)		
Provision for loss on operations to be discontinued			**–**	(224.0)		
Net loss on sale/termination of operations			**(366.7)**	(1.7)		
Net interest income			**17.6**	13.9		
Profit on ordinary activities before taxation			**335.9**	145.5	**4,081.3**	4,709.7
Unallocated net liabilities					**(1,000.0)**	(128.3)
Net assets					**3,081.3**	4,581.4

Notes to the financial statements

3. Segmental information continued

B Geographical split

The geographical segments disclose turnover and operating profit by destination and reflect management responsibility.

	Turnover		Operating profit		Operating assets	
	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m
United Kingdom						
Retail	**6,575.2**	6,293.0	**505.2**	308.3	**3,445.6**	3,757.1
Before exceptional operating charges			**505.2**	334.8		
Exceptional operating charges			**–**	(26.5)		
Financial Services[1,2]	**350.8**	363.1	**84.2**	96.3	**576.7**	518.0
	6,926.0	6,656.1	**589.4**	404.6	**4,022.3**	4,275.1
International						
Continuing operations	**693.4**	686.5	**33.3**	41.9	**119.4**	105.3
Discontinued operations	**516.0**	733.1	**14.7**	(13.9)	**(60.4)**	329.3
	1,209.4	1,419.6	**48.0**	28.0	**59.0**	434.6
Total operating activities	**8,135.4**	8,075.7	**637.4**	432.6	**4,081.3**	4,709.7
Add: excess interest charged to cost of sales of Financial Services[2]			**6.4**	7.9		
Total operating profit			**643.8**	440.5		

[1]Operating profit for Financial Services includes £15.0m of merchant fee income (last year £16.2m) arising on Marks & Spencer Chargecard transactions. This fee is payable by UK Retail and has been deducted in arriving at UK Retail operating profit.
[2]Financial Services operating profit is stated after charging £103.7m (last year £115.3m) of interest to cost of sales. This interest represents the cost of funding the Financial Services business as a separate segment, including both intra-group interest and third party funding. The amount of third party interest payable by the Group amounted to £116.9m (last year £107.4m) (see note 6). Intra-group interest of £6.4m (last year £7.9m), being the excess over third party interest payable, has been added back in the segmental analysis to arrive at total operating profit. The intra-group interest added back this year arose in the first half of the year when the interest charged to cost of sales of Financial Services was greater than the interest payable for that period.
[3]UK Retail turnover including VAT comprises clothing, footwear and gifts £3,773.4m (last year £3,649.5m); home £373.3m (last year £355.8m) and foods £3,093.5m (last year £2,925.9m). VAT on UK Retail turnover was £665.0m (last year £638.2m).
[4]Turnover from continuing operations originates in the following geographical segments: United Kingdom £7,055.9m (last year £6,797.6m) and International £563.5m (last year £545.0m).
[5]The value of goods exported from the UK, including shipments to international subsidiaries, amounted to £329.8m (last year £436.0m).

Turnover and operating profit for discontinued operations comprise:

	Turnover		Operating profit	
	2002 £m	2001 £m	2002 £m	2001 £m
North America				
Brooks Brothers (including Japan)	**345.8**	448.1	**14.9**	20.2
Corporate expenses	**–**	–	**(0.2)**	(0.1)
	345.8	448.1	**14.7**	20.1
Continental Europe[6]	**170.2**	285.0	**–**	(34.0)
Total discontinued operations	**516.0**	733.1	**14.7**	(13.9)

[6]Operating profit for Continental Europe in 2002 is stated after utilising £42.5m of provisions, established last year as a provision for trading losses.

4. Operating profit

	2002 Continuing operations £m	2002 Discontinued operations £m	2002 Total £m	2001 Continuing operations[1] £m	2001 Discontinued operations £m	2001 Total £m
Turnover	**7,619.4**	**516.0**	**8,135.4**	7,342.6	733.1	8,075.7
Cost of sales	**(4,888.6)**	**(302.8)**	**(5,191.4)**	(4,822.6)	(414.5)	(5,237.1)
Gross profit	**2,730.8**	**213.2**	**2,944.0**	2,520.0	318.6	2,838.6
Employee costs (see note 11)	**1,093.6**	**99.8**	**1,193.4**	987.1	130.7	1,117.8
Occupancy costs	**249.4**	**60.1**	**309.5**	231.2	80.3	311.5
Repairs, renewals and maintenance of fixed assets	**111.8**	**4.6**	**116.4**	84.5	6.7	91.2
Depreciation	**225.9**	**23.7**	**249.6**	243.4	32.5	275.9
Other costs[2]	**421.0**	**52.8**	**473.8**	519.4	82.3	601.7
Total net operating expenses[3]	**(2,101.7)**	**(241.0)**	**(2,342.7)**	(2,065.6)	(332.5)	(2,398.1)
Less provision made last year	**-**	**42.5**	**42.5**	-	-	-
Operating profit	**629.1**	**14.7**	**643.8**	454.4	(13.9)	440.5

The directors consider that the nature of the business is such that the analysis of expenses shown above is more informative than that set out in the formats of the Companies Act 1985.

[1]After exceptional charges of £26.5m comprising employee costs of £17.0m and other costs of £9.5m.
[2]Included in 'Other costs' is the remuneration to the auditors for audit and non-audit services as follows:

	Group 2002 £m	Group 2001 £m	Company 2002 £m
Audit fees	**1.0**	1.1	**0.1**
Non-audit services	**2.5**	2.1	**0.8**

Included in non-audit fees above are amounts paid to PricewaterhouseCoopers for audit related services, principally relating to the corporate restructuring, of £1.9m (last year £0.5m), taxation advice £0.3m (last year £0.4m) and general consulting of £0.3m (last year £1.2m).

[3]Included in 'Total net operating expenses' are rentals under operating leases, comprising £7.1m for hire of plant and machinery (last year £4.5m) and £124.6m of other rental costs (last year £124.1m).

5. Exceptional items

A Exceptional operating charges

	2002 £m	2001 £m
UK restructuring costs	**-**	(26.5)

The £26.5m charge last year was in respect of the closure of the 'Direct' catalogue business (£16.5m) and the reduction of roles at the Group's head office (£10.0m).

B Profit/(loss) on sale of property and other fixed assets

	2002 £m	2001 £m
Provision for loss on 'Direct' assets[1]	**-**	(19.0)
Other asset disposals[2]	**41.2**	(64.2)
Profit/(loss) on sale of property and other fixed assets	**41.2**	(83.2)

[1]Including the restructuring cost of £16.5m disclosed in note 5A above, this gave rise to total closure costs for the 'Direct' catalogue business of £35.5m.
[2]Other asset disposals mainly relate to the disposal of UK stores.

C Provision for loss on operations to be discontinued

	2002 £m	2001 £m
Net closure costs	**-**	(225.3)
Goodwill previously credited to reserves	**-**	1.3
Provision for loss on operations to be discontinued	**-**	(224.0)

The provision for loss on operations to be discontinued represented the expected cost of the closure of the Group's Continental European subsidiaries. Net closure costs included provisions for future trading losses, losses on disposal of fixed assets, property exit costs and redundancy costs.

Notes to the financial statements

5. Exceptional items continued

D Loss on sale/termination of operations

The loss on sale/termination of operations in the current year is analysed as follows:

	Continental Europe £m	Brooks Brothers £m	Total £m
Net closure costs	(94.3)	–	(94.3)
Less provision made last year	104.3	–	104.3
Net sale proceeds less net assets	–	(8.5)	(8.5)
Goodwill previously written off to reserves	–	(368.2)	(368.2)
	10.0	(376.7)	(366.7)

The loss on disposal last year of £1.7m relates to the sale of the Group's interest in Splendour.com and is stated after a charge of £1.0m for goodwill.

6. Net interest income		**2002**		2001
	£m	**£m**	£m	£m
Bank and other interest income	**321.1**		302.6	
Less: amounts included in turnover of Financial Services	**(283.9)**		(288.7)	
		37.2		13.9
Interest expenditure	**(116.9)**		(107.4)	
Less: interest charged to cost of sales of Financial Services	**103.7**		115.3	
Intra-group interest charged to cost of sales of Financial Services (see note 3)	**(6.4)**		(7.9)	
		(19.6)		–
Net interest income		**17.6**		13.9
Interest expenditure comprises:				
Amounts repayable within five years:				
Bank loans, overdrafts and other borrowings		**(38.0)**		(33.2)
Medium term notes		**(63.1)**		(73.0)
		(101.1)		(106.2)
Amounts repayable after five years:				
Medium term notes		**(15.8)**		(1.2)
		(116.9)		(107.4)

7. Taxation on ordinary activities

A Taxation charge for the period

		2002		2001
	£m	**£m**	As restated £m	As restated £m
Current taxation				
UK corporation tax at 30% (last year 30%):				
Current year	**190.1**		151.0	
Prior years	**4.4**		(6.3)	
		194.5		144.7
Double taxation relief		**(0.1)**		(4.7)
		194.4		140.0
Overseas taxation		**6.3**		7.7
Total current taxation		**200.7**		147.7
Deferred taxation (see note 22)				
Current year	**(4.4)**		2.5	
Prior years	**(13.8)**		(0.7)	
Total deferred taxation		**(18.2)**		1.8
		182.5		149.5

Of the current year deferred tax credit, a credit of £13.2m relates to the closure of French operations offset by a charge of £8.8m arising from short-term timing differences.

Included in the tax charge for the year is a credit of £13.2m (last year £8.5m) which is attributable to exceptional charges.

7. Taxation on ordinary activities continued

B Taxation reconciliation

	2002 £m	2001 £m
Profit before taxation	**335.9**	145.5
Taxation at the standard UK corporation tax rate of 30% (last year 30%)	**100.8**	43.7
Permanent differences	**18.4**	24.5
Capital allowances (in excess of)/less than depreciation	**(3.3)**	0.8
Other timing differences	**(5.6)**	5.0
Utilisation of tax losses	**-**	(0.7)
Net effect of restructuring charges	**(24.2)**	85.9
Write-off of goodwill for which no tax relief available	**110.5**	-
Net effect of different rates of tax in overseas businesses	**(2.0)**	(6.7)
Adjustments to tax charge in respect of prior periods	**4.4**	(6.3)
Other differences	**1.7**	1.5
Total current taxation	**200.7**	147.7

C Implementation of Financial Reporting Standard 19

The adoption of Financial Reporting Standard (FRS) 19 'Accounting for deferred tax' has resulted in changes in the method of accounting for deferred tax. FRS 19 requires, subject to certain exemptions, that deferred tax be recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. The Group's previous accounting policy was to recognise a liability or asset in respect of deferred tax to the extent that it was likely to be payable or recoverable.

As a result of this change in accounting policy, comparatives have been restated as follows:

Profit and loss account	Tax charge for the period £m	Profit/(loss) attributable to shareholders £m	Earnings per share pence	Adjusted earnings per share pence
Period to 31 March 2001 – as reported	(142.7)	1.3	0.0p	11.4p
Implementation of FRS 19	(6.8)	(6.8)	(0.2)p	(0.2)p
Period to 31 March 2001 – as restated	(149.5)	(5.5)	(0.2)p	11.2p

In the current year, the effect of this change in accounting policy has been to increase the total tax charge for the period by £3.3m.

Balance sheet	Deferred tax provision £m	Shareholders' funds £m
31 March 2001 – as reported	(43.5)	4,645.4
Implementation of FRS 19	(79.6)	(79.6)
31 March 2001 – as restated	(123.1)	4,565.8

8. Profit for the financial year

As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the Company is not presented as part of these financial statements.

The consolidated profit for the financial year of £153.0m (last year £5.5m loss) includes a £134.0m profit which is dealt with in the financial statements of the Company.

9. Dividends

	2002 £m	2001 £m
Ordinary shares		
Interim paid of 3.7p per share (last year 3.7p)	**105.2**	106.3
Proposed final of 5.8p per share (last year 5.3p)	**133.7**	152.0
Total ordinary dividend of 9.5p per share (last year 9.0p)	**238.9**	258.3

Notes to the financial statements

10. Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax and minority interests and the weighted average number of ordinary shares in issue during the year.

An adjusted earnings per share figure has been calculated in addition to the earnings per share required by FRS14, 'Earnings per Share' and is based on earnings excluding the effect of the exceptional items. It has been calculated to allow shareholders to gain a clearer understanding of the trading performance of the Group. Details of the adjusted earnings per share are set out below:

	2002			2001		
	£m	**Basic pence per share**	**Diluted pence per share**	£m As restated	Basic pence per share As restated	Diluted pence per share As restated
Basic earnings	**153.0**	**5.4**	**5.4**	(5.5)	(0.2)	(0.2)
Exceptional operating charges	**-**	**-**	**-**	19.3	0.7	0.7
(Profit)/loss on sale of property and other fixed assets	**(41.2)**	**(1.5)**	**(1.5)**	83.2	2.9	2.9
Loss on sale/termination of operations	**353.5**	**12.4**	**12.3**	1.7	0.1	0.1
Provision for loss on operations to be discontinued	**-**	**-**	**-**	222.7	7.7	7.7
Adjusted earnings	**465.3**	**16.3**	**16.2**	321.4	11.2	11.2
Operating (profit)/loss from discontinued operations	**(12.6)**	**(0.4)**	**(0.4)**	20.4	0.7	0.7
Adjusted earnings from continuing operations	**452.7**	**15.9**	**15.8**	341.8	11.9	11.9

The weighted average number of ordinary shares used in the calculation of earnings per share are as follows:

	2002 m	2001 m
Weighted average ordinary shares in issue during the year	**2,841.7**	2,872.4
Potentially dilutive share options under the Group's share option schemes	**23.7**	9.8
Weighted average ordinary shares for diluted earnings per share	**2,865.4**	2,882.2

In accordance with the provisions of FRS 14, earnings per share for prior periods have not been restated as a result of the Scheme of Arrangement.

11. Employees

The average number of employees of the Group during the year was:

		2002	2001
UK stores	Management and supervisory categories	**3,939**	3,880
	Other	**50,583**	55,511
UK head office	Management and supervisory categories	**2,369**	2,242
	Other	**1,038**	1,299
Financial Services	Management and supervisory categories	**208**	189
	Other	**1,370**	1,355
Overseas	Continuing operations	**4,988**	4,514
	Discontinued operations	**5,404**	7,501
		69,899	76,491

If the number of hours worked was converted on the basis of a normal working week, the equivalent average number of full-time employees for continuing operations would have been 45,979 (last year 46,466) and for discontinued operations 4,197 (last year 5,747).

The aggregate remuneration and associated costs of Group employees were:

	2002			2001		
	Continuing operations £m	**Discontinued operations £m**	**Total £m**	Continuing operations[1] £m	Discontinued operations £m	Total £m
Wages and salaries	**799.7**	**87.0**	**886.7**	734.9	115.1	850.0
UK profit sharing (see note 11C)	**12.6**	**-**	**12.6**	8.5	-	8.5
Social security costs	**48.8**	**11.5**	**60.3**	45.3	14.7	60.0
Pension costs (see note 11A)	**142.7**	**5.2**	**147.9**	114.1	6.0	120.1
Employee welfare and other personnel costs	**89.8**	**9.7**	**99.5**	84.3	15.0	99.3
Employee costs[2]	**1,093.6**	**113.4**	**1,207.0**	987.1	150.8	1,137.9
Classified as:						
Employee costs (see note 4)	**1,093.6**	**99.8**	**1,193.4**	987.1	130.7	1,117.8
Manufacturing cost of sales	**-**	**13.6**	**13.6**	-	20.1	20.1
	1,093.6	**113.4**	**1,207.0**	987.1	150.8	1,137.9

[1]After exceptional charges of £17.0m.

[2]Total employee costs include salary and benefits paid to a former director who was an employee of the Group for the period to 30 June 2001.

11. Employees continued

A Pension costs

The total pension cost for the Group was £147.9m (last year £120.1m) of which £138.5m relates to the UK scheme (last year £110.6m), and £9.4m relates to overseas schemes (last year £9.5m). The Group operates a number of funded defined benefit pension schemes of which the UK scheme is by far the most significant.

The latest full actuarial valuation of the UK scheme was carried out at 1 April 2001 by an independent actuary using the projected unit method. The key assumptions adopted were:

	%
Inflation rate	2.5
Rate of increase in pensions in payment	2.5
Rate of increase in salaries	4.0
Discount rate and rate of return on investments	6.0

This actuarial valuation revealed a shortfall of £134m in the market value of the assets of the UK Scheme of £3,102m compared to the actuarial liability for pension benefits. This represents a funding level of 96%.

The shortfall of £134m together with the unamortised accounting deficit relating to prior periods gives a total unamortised deficit of £177m. This is being amortised in accordance with SSAP 24 over a period of 12 years from 1 April 2001, being the remaining estimated service lives of the current Scheme members.

The total UK pension cost is analysed as follows:	**2002 £m**	2001 £m
Normal pension cost[1]	**116.1**	92.6
Amortisation of deficit	**14.8**	14.1
Net interest elements	**7.6**	3.9
Total	**138.5**	110.6

[1]At standard contribution rate of 19.7% (last year 15.9%).

As shown in note 15, the Group has prepaid pension costs of £169.4m in relation to the UK scheme. This includes the partial funding of the deficit, offset by the amortisation and interest elements shown above, with the balance being prepaid contributions to the UK scheme.

Financial Reporting Standard 17 (FRS 17) 'Retirement benefits' was issued in November 2000 to replace SSAP 24 'Accounting for pension costs' and is fully effective for accounting periods ending on or after 22 June 2003. This year the Group has continued to account for pension costs under SSAP 24 as shown above, although in accordance with the FRS 17 transitional arrangements, certain additional disclosures are required as shown below.

The major assumptions used by the independent qualified actuaries in updating the most recent valuations of the UK and Republic of Ireland defined benefit pension schemes to 30 March 2002 for FRS 17 purposes were:

	%
Rate of increase in salaries	4.0
Rate of increase in pensions in payment	2.5
Discount rate	5.9
Inflation rate	2.5
Long-term healthcare cost increases	7.5

The assets in the UK and Republic of Ireland defined benefit pension schemes and the expected rates of return as at 30 March 2002 were:

	Long-term rate of return p.a. %	Value £m
UK equities	7.9	1,156
Overseas equities	8.3	992
Bonds	5.7	1,080
Total market value of assets	7.3	3,228
Present value of scheme liabilities		(3,498)
Pension scheme deficit before adjustment for prepayment		(270)
Prepaid pension costs included in assets noted above		(119)
Pension scheme deficit		(389)
Unfunded pension plans		(5)
Post-retirement healthcare		(25)
Total post-retirement liabilities		(419)
Less: Related deferred tax asset		126
Net post-retirement liability		(293)

Notes to the financial statements

11. Employees continued

The Group financial statements already reflect a number of liabilities and assets relating to the retirement benefit schemes which give rise to the net post-retirement liabilities of £293m. If FRS 17 had been adopted in the financial statements, the net effect of this change on shareholders' funds would be as follows:

	£m
Net post-retirement liability	(293)
Amounts currently recognised in:	
Debtors – prepayments and accrued income	(50)
Provisions for liabilities and charges	
– unfunded pension plans	5
– post-retirement healthcare	25
– deferred tax	6
Effect on shareholders' funds	(307)

The Group's net assets at 30 March 2002 would be as follows:

	£m
Net assets, excluding post-retirement liability	3,081
Effect on shareholders' funds (above)	(307)
Net assets, including post-retirement liability	2,774

B Post-retirement health benefits

The Group has a commitment to pay all or a proportion of the health insurance premiums for a number of its retired employees and their spouses, the last of whom retired in 1988. There is no commitment in respect of current employees or those who have retired since 1988.

At 30 March 2002, the Group reassessed this liability in accordance with the advice of an independent qualified actuary. The discounted present value of £25.3m (see note 22) has been fully provided. The valuation assumed a premium inflation of 7.5% and an after-tax discount rate of 5.9%. There is a matching deferred taxation asset of £7.6m.

The next actuarial valuation will be carried out as at 31 March 2005.

C United Kingdom and Republic of Ireland profit sharing schemes

The amount of profit which will be allocated this year, in the form of ordinary shares in the Company, has been fixed at £12.6m (last year £8.5m), representing 2.5% (last year 1.75%) of the earnings of 44,197 (last year 43,741) eligible employees.

These shares are purchased in the market: 3,066,891 ordinary shares were purchased by the Profit Sharing Trustees in respect of the 2000/2001 allocation.

D United Kingdom Employees' Save As You Earn Share Option Scheme

Under the terms of the Scheme, the Board may offer options to purchase ordinary shares in the Company once in each financial year to those employees who enter into an Inland Revenue approved Save As You Earn (SAYE) savings contract. The price at which options may be offered is 80% of the market price for three consecutive dealing days preceding the date of offer. The options may normally be exercised during the period of six months after the completion of the SAYE contract, either three, five or seven years after entering the Scheme.

Outstanding options granted under the United Kingdom Employees' Save As You Earn Share Option Scheme are as follows:

	Number of shares		Option
Options granted	2002	2001	price
January 1994	**Expired**	518,636	319p
January 1995	**1,564,963**	2,793,633	322p
January 1996	**2,240,437**	3,536,269	330p
January 1997	**3,542,787**	5,384,139	389p
January 1998	**3,234,005**	3,877,749	467p
January 1999	**6,350,030**	7,896,779	324p
January 2000	**20,736,825**	23,856,114	223p
January 2001	**29,106,220**	32,355,154	156p
January 2002	**11,706,883**	–	250p

11. Employees continued

E Executive Share Option Schemes

Under the terms of the current Scheme, approved by shareholders in 2000, the Board may offer options to purchase ordinary shares in the Company to executive directors and senior employees at the market price on a date to be determined prior to the date of the offer. No further options may be granted under the 1984, 1987 and 1997 Schemes. Outstanding options under each of the 1984 and 1987 Schemes continue to be bound by the Maximum Option Value which is limited to four times remuneration on exercise (further details are set out in the Remuneration Report on page 19). Outstanding options granted under all executive share option schemes are as follows:

Options granted	Number of shares 2002	Number of shares 2001	Option price	Option dates
(1984 Scheme)				
May 1992	**755,171**	1,650,583	329p	May 1995 – May 2002
May 1993	**995,806**	1,213,976	341p	May 1996 – May 2003
October 1993	**19,576**	19,576	399p	Oct 1996 – Oct 2003
May 1994	**1,440,145**	1,859,827	404p	May 1997 – May 2004
October 1994	**21,541**	21,541	402p	Oct 1997 – Oct 2004
May 1995	**1,275,778**	1,545,062	414p	May 1998 – May 2005
May 1996	**45,850**	58,950	458p	May 1999 – May 2006
November 1996	**6,172**	6,172	486p	Nov 1999 – Nov 2006
June 1997	**28,460**	39,844	527p	June 2000 – June 2007
(1987 Scheme)				
May 1995	**1,245,474**	1,426,796	414p	May 1998 – May 2002
May 1996	**1,248,170**	1,625,742	458p	May 1999 – May 2003
November 1996	**14,546**	39,507	486p	Nov 1999 – Nov 2003
June 1997	**1,509,228**	2,003,084	527p	June 2000 – June 2004
(1997 Scheme – Tier 1)				
June 1998	**309,093**	379,338	557p	June 2001 – June 2008
November 1998	**247,221**	247,221	404p	Nov 2001 – Nov 2008
June 1999	**681,181**	929,298	358p	June 2002 – June 2009
November 1999	**95,323**	95,323	278p	Nov 2002 – Nov 2009
January 2000	**360,655**	360,655	305p	Jan 2003 – Jan 2010
March 2000	**1,992,337**	1,992,337	261p	Mar 2003 – Mar 2010
June 2000	**184,615**	184,615	260p	June 2003 – June 2010
(1997 Scheme – Tier 2)				
June 1998	**1,738,920**	3,023,780	557p	June 2003 – June 2008
November 1998	**99,261**	99,261	404p	Nov 2003 – Nov 2008
June 1999	**1,280,047**	2,305,306	358p	June 2004 – June 2009
November 1999	**59,352**	59,352	278p	Nov 2004 – Nov 2009
January 2000	**360,655**	360,655	305p	Jan 2005 – Jan 2010
March 2000	**1,992,337**	1,992,337	261p	Mar 2005 – Mar 2010
June 2000	**184,615**	184,615	260p	June 2005 – June 2010
(2000 Scheme +3%)				
September 2000	**3,191,827**	4,209,681	215p	Sept 2003 – Sept 2010
December 2000	**574,358**	574,358	195p	Jan 2004 – Jan 2011
March 2001	**270,641**	323,393	218p	Mar 2004 – Mar 2011
June 2001	**6,490,703**	–	256p	June 2004 – June 2011
July 2001	**168,674**	–	249p	July 2004 – July 2011
December 2001	**1,286,778**	–	350p	Dec 2004 – Dec 2011
(2000 Scheme +4%)				
September 2000	**3,341,639**	4,265,494	215p	Sept 2003 – Sept 2010
December 2000	**574,358**	574,358	195p	Jan 2004 – Jan 2011
March 2001	**270,641**	323,393	218p	Mar 2004 – Mar 2011
June 2001	**3,454,239**	–	256p	June 2004 – June 2011
July 2001	**156,626**	–	249p	July 2004 – July 2011
December 2001	**1,034,056**	–	350p	Dec 2004 – Dec 2011

Notes to the financial statements

12. Directors

A Emoluments

Emoluments of directors of the Company are summarised below. Further details are given in the Remuneration Report on pages 14 to 20.

	2002 £000	2001 £000
Aggregate emoluments	**5,987**	3,998
Termination payments	**398**	2,742

B Transactions with directors

During the year there was no contract of significance to which the Company, or one of its subsidiaries, was a party and in which a director of the Company was materially interested.

13. Tangible fixed assets

A Tangible fixed assets

	Group			
	Land & buildings £m	Fixtures, fittings & equipment £m	Assets in the course of construction £m	Total £m
Cost or valuation				
At 1 April 2001	2,896.0	2,975.0	91.8	5,962.8
Additions	9.6	243.5	37.4	290.5
Transfers	30.2	28.5	(58.7)	–
Revaluation surplus	0.4	–	–	0.4
Disposals	(650.4)	(330.5)	(42.6)	(1,023.5)
Disposal of subsidiaries	(3.1)	(168.1)	(0.6)	(171.8)
Differences on exchange	(2.1)	(2.3)	(0.3)	(4.7)
At 30 March 2002	**2,280.6**	**2,746.1**	**27.0**	**5,053.7**
Accumulated depreciation				
At 1 April 2001	160.8	1,683.1	–	1,843.9
Depreciation for the year	13.6	236.0	–	249.6
Disposals	(59.3)	(264.7)	–	(324.0)
Disposal of subsidiaries	(1.3)	(94.1)	–	(95.4)
Differences on exchange	(0.1)	(1.5)	–	(1.6)
At 30 March 2002	**113.7**	**1,558.8**	–	**1,672.5**
Net book value				
At 30 March 2002	**2,166.9**	**1,187.3**	**27.0**	**3,381.2**
At 1 April 2001	2,735.2	1,291.9	91.8	4,118.9

Analysis of land & buildings

	Group			
	Freehold £m	Long leasehold £m	Short leasehold £m	Total £m
At valuation	599.3	406.1	12.2	1,017.6
At cost	714.2	470.7	78.1	1,263.0
	1,313.5	876.8	90.3	2,280.6
Accumulated depreciation	(21.6)	(28.1)	(64.0)	(113.7)
Net book value				
At 30 March 2002	**1,291.9**	**848.7**	**26.3**	**2,166.9**
At 1 April 2001	1,832.5	834.6	68.1	2,735.2

B Investment properties

Freehold land and buildings include investment properties as follows:

	Group £m
Cost or valuation	
At 1 April 2001	51.5
Disposals	(20.6)
Revaluation surplus	0.4
At 30 March 2002	**31.3**

13. Tangible fixed assets continued

The properties were valued as at 30 March 2002, by qualified professional valuers working for the company of DTZ Debenham Tie Leung, Chartered Surveyors, acting in the capacity of External Valuers. All such valuers are Chartered Surveyors, being members of the Royal Institution of Chartered Surveyors.

The properties were valued on the basis of open market value at an aggregate value of £31.3m. All valuations were carried out in accordance with the RICS Appraisal and Valuation Manual.

C Tangible fixed assets at cost

Gerald Eve, Chartered Surveyors, valued the Group's freehold and leasehold properties in the United Kingdom as at 31 March 1982. This valuation was on the basis of open market value for existing use. At 31 March 1988, the directors, after consultation with Gerald Eve, revalued those of the Group's properties which had been valued as at 31 March 1982 (excluding subsequent additions and adjusted for disposals). The directors' valuation was incorporated into the financial statements at 31 March 1988.

If the Group's land and buildings had not been valued as set out above, their net book value would have been:

	2002 £m	2001 £m
At valuation at 31 March 1975[1]	**228.7**	333.6
At cost	**1,333.4**	1,833.1
	1,562.1	2,166.7
Accumulated depreciation	**(133.7)**	(171.9)
Closing net book value	**1,428.4**	1,994.8

[1]The Group also valued its land and buildings in 1955 and in 1964. In the opinion of the directors, unreasonable expense would be incurred in obtaining the original costs of the assets valued in those years and in 1975.

14. Fixed asset investments

A Investments

	Group			
	Joint venture[1,2] £m	Investments[3] £m	Own shares[4] £m	Total £m
At 1 April 2001	19.8	31.2	7.3	58.3
Additions	0.8	2.8	0.1	3.7
Disposals	–	(2.8)	(6.0)	(8.8)
Write down of investments	–	(3.0)	–	(3.0)
Share of joint venture's property revaluation	0.1	–	–	0.1
At 30 March 2002	**20.7**	**28.2**	**1.4**	**50.3**

[1]The joint venture represents a 50% interest in Hedge End Park Ltd, a property investment company. The partner in the joint venture is J Sainsbury plc.
[2]The Group's investment in the joint venture includes £2.2m (last year £2.2m) of loans and accumulated reserves of £12.4m (last year £11.5m).
[3]Investments include listed securities held by a subsidiary. The difference between their book value and market value is negligible.
[4]Own shares include 810,835 ordinary shares (last year 3,525,198) in the Company held by the Marks and Spencer p.l.c. Qualifying Employee Share Ownership Trust (see note 24).

	Company
	Shares in group undertakings £m
Additions	7,643.2
At 30 March 2002	**7,643.2**

Shares in group undertakings represents the Company's investment in Marks and Spencer p.l.c.

Notes to the financial statements

14. Fixed asset investments continued

B Principal subsidiary undertakings

The Company's principal subsidiary undertakings are set out below. A schedule of interests in all undertakings is filed with the Annual Return.

	Principal activity	Country of incorporation and operation	Proportion of voting rights and shares held by: Company	A subsidiary
Marks and Spencer p.l.c.	Retailing	Great Britain	100%	–
Marks and Spencer International Holdings Limited	Holding Company	Great Britain	–	100%
Marks and Spencer (Nederland) BV	Holding Company	The Netherlands	–	100%
Marks & Spencer Finance Inc	Holding Company	United States	–	100%
Marks and Spencer Ventures Limited	Holding Company	Great Britain	–	100%
Marks and Spencer (Ireland) Limited	Retailing	Republic of Ireland	–	100%
Kings Super Markets Inc	Retailing	United States	–	100%
Marks and Spencer (Asia Pacific) Limited	Retailing	Hong Kong	–	100%
M&S Card Services Limited	Credit Card Handling	Great Britain	–	100%
Marks and Spencer Retail Financial Services Holdings Limited	Holding Company	Great Britain	–	100%
Marks and Spencer Financial Services Limited	Financial Services	Great Britain	–	100%
Marks and Spencer Unit Trust Management Limited	Financial Services	Great Britain	–	100%
Marks and Spencer Savings and Investments Limited	Financial Services	Great Britain	–	100%
Marks and Spencer Life Assurance Limited	Financial Services	Great Britain	–	100%
MS Insurance Limited	Financial Services	Guernsey	–	100%
St Michael Finance p.l.c.	Finance	Great Britain	–	100%
Marks and Spencer Finance p.l.c.	Finance	Great Britain	–	100%
Marks and Spencer Property Holdings Limited	Property Investment	Great Britain	–	100%
Amethyst Leasing (Properties) Limited	Finance	Great Britain	–	100%
Amethyst Finance p.l.c.	Finance	Great Britain	–	–[1]
The Zip Project Limited	Procurement	Great Britain	–	75%

[1]Amethyst Finance p.l.c. is a wholly owned subsidiary of a non-group company but has been consolidated in these accounts as a quasi-subsidiary in accordance with FRS 5. The quasi-subsidiary has net assets of £nil, the material balances being securitised loan notes of £331.0m offset by an inter-company group receivable.

15. Debtors

	Group 2002 £m	Group 2001 £m	Company 2002 £m
A Amounts receivable within one year			
Trade debtors	**21.9**	34.9	**–**
Customer advances	**579.9**	629.1	**–**
Amounts owed by Group undertakings	**–**	–	**133.9**
Other debtors[1]	**118.1**	29.4	**0.3**
Prepayments and accrued income[2]	**232.2**	223.8	**–**
	952.1	917.2	**134.2**
B Amounts receivable after more than one year[3]			
Customer advances	**1,603.1**	1,630.1	**–**
Other debtors[1]	**23.2**	16.3	**–**
Prepayments and accrued income[2]	**40.9**	65.7	**–**
	1,667.2	1,712.1	**–**

[1]Other debtors include an interest-free loan to an officer of the Company of £28,279 (last year £41,443).
[2]Prepayments and accrued income includes £169.4m (last year £162.7m) in respect of the UK pension scheme. Of this, £40.1m (last year £58.6m) is included in amounts receivable after more than one year.
[3]Amounts receivable after more than one year include £52.8m (last year £70.4m) of non-financial assets which have been excluded from the analysis in note 18.

16. Current asset investments

	Group 2002 £m	Group 2001 £m
Listed investments:		
Government securities	**121.9**	141.5
Listed in the United Kingdom	**87.7**	57.6
Listed overseas	**57.0**	50.4
Unlisted investments	**6.1**	10.5
	272.7	260.0

17. Cash at bank and in hand

Cash at bank includes commercial paper and short-term deposits with banks and other financial institutions with initial maturity of three months or less.

18. Analysis of financial assets

After taking into account the various interest rate swaps entered into by the Group, the currency and interest rate exposure of the Group's financial assets is set out below. There are no financial assets other than short-term debtors excluded from this analysis.

A Interest rate and currency analysis

								Group
				2002				2001
Currency	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m
Sterling	**115.4**	**2,016.2**	**130.6**	**2,262.2**	141.2	1,740.5	87.8	1,969.5
US dollar	**7.5**	**29.7**	**2.0**	**39.2**	11.5	30.1	2.0	43.6
Euro	**27.1**	**12.1**	**12.3**	**51.5**	14.1	21.7	11.1	46.9
Other	**14.4**	**92.1**	**0.7**	**107.2**	10.7	22.4	1.5	34.6
	164.4	**2,150.1**	**145.6**	**2,460.1**	177.5	1,814.7	102.4	2,094.6

The floating rate sterling and US dollar assets are at interest rates linked to LIBID. The non-interest bearing cash is predominantly cash in tills and uncleared deposits.

B Analysis of fixed interest rate

				Fixed rate financial assets
Currency	2002 Weighted average interest rate %	2001 Weighted average interest rate %	2002 Weighted average period for which rate is fixed Years	2001 Weighted average period for which rate is fixed Years
Sterling	**6.0**	6.7	**9.0**	9.0
US dollar	**6.0**	6.5	**11.1**	11.1
Euro	**5.1**	5.1	**13.6**	6.0
Other	**3.8**	2.3	**11.3**	8.2

C Analysis of financial assets

		Group
	2002 £m	2001 £m
Cash at bank and in hand	**543.4**	154.4
Current asset investments	**272.7**	260.0
Customer advances falling due in more than one year	**1,603.1**	1,630.1
Fixed asset investments	**29.6**	38.5
Other amounts receivable after more than one year	**11.3**	11.6
Financial assets as defined by FRS 13	**2,460.1**	2,094.6
Customer advances falling due in less than one year	**579.9**	629.1
Financial assets including short-term customer advances	**3,040.0**	2,723.7

19. Creditors: amounts falling due within one year

		Group	Company
	2002 £m	2001 £m	2002 £m
Bank loans, overdrafts and commercial paper	**265.4**	534.8	–
Medium term notes (see note 21B)	**382.7**	486.8	–
Securitised loan notes	**2.3**	–	–
Trade creditors	**199.6**	207.5	–
Amounts owed to Group undertakings	–	–	**1,724.4**
Taxation	**115.9**	95.6	–
Social security and other taxes	**31.7**	33.7	–
Other creditors[1]	**340.9**	247.4	–
Accruals and deferred income	**278.6**	223.8	–
Proposed final dividend	**133.7**	152.0	**133.7**
	1,750.8	1,981.6	**1,858.1**

[1]Other creditors include £27.3m (last year £22.5m) which is shown in the calculation of the Group's net debt and is treated as financing within the cash flow statement.

Notes to the financial statements

20. Creditors: amounts falling due after more than one year

	Group 2002 £m	Group 2001 £m	Company 2002 £m
Medium term notes (see note 21B)	**1,679.9**	598.3	–
Securitised loan notes	**317.1**	–	–
Other creditors[1,2]	**159.3**	136.8	–
	2,156.3	735.1	–

[1]Other creditors include £48.4m (last year £49.8m) which is shown in the calculation of the Group's net debt and is treated as financing within the cash flow statement.
[2]Other creditors include £109.6m (last year £84.8m) of non-financial liabilities which have been excluded from the analysis in note 21.

21. Analysis of financial liabilities

A Interest rate and currency analysis

After taking into account the various interest rate and currency swaps entered into by the Group, the currency and interest rate exposure of the Group's financial liabilities are set out below. There are no financial liabilities other than short-term creditors excluded from this analysis.

Currency	2002 Fixed rate £m	2002 Floating rate £m	2002 Total £m	2001 Fixed rate £m	2001 Floating rate £m	2001 Total £m
Sterling	**729.6**	**2,070.5[1]**	**2,800.1**	100.0	1,236.2	1,336.2
US dollar	–	**199.2**	**199.2**	–	193.9	193.9
Euro	**0.3**	–	**0.3**	–	145.0	145.0
Other	**0.7**	–	**0.7**	–	19.3	19.3
	730.6	**2,269.7**	**3,000.3**	100.0	1,594.4	1,694.4

(Group)

[1]This figure includes £276.0m of unredeemed B shares.

The floating rate sterling and US dollar borrowings are linked to interest rates related to LIBOR. These rates are for periods ranging from one month to six months. The fixed rate sterling borrowings are at a weighted average rate of 6.4% (last year 6.8%) and the weighted average time for which the rate is fixed is 15.2 years (last year 2.3 years).

B Maturity of financial liabilities

	Group 2002 £m	Group 2001 £m
Repayable within one year:		
Bank loans, overdrafts and commercial paper	**265.4**	534.8
Medium term notes	**382.7**	486.8
Securitised loan notes	**2.3**	–
B shares	**276.0**	–
Other creditors	**27.3**	22.5
	953.7	1,044.1
Repayable between one and two years:		
Medium term notes	**393.7**	175.1
Securitised loan notes	**2.5**	–
Other creditors	**18.6**	20.5
	414.8	195.6
Repayable between two and five years:		
Medium term notes	**917.8**	403.3
Securitised loan notes	**9.4**	–
Other creditors	**28.0**	27.0
	955.2	430.3
Repayable in five years or more:		
Medium term notes[2]	**368.4**	19.9
Securitised loan notes[3]	**305.2**	–
Other creditors	**3.0**	4.5
	676.6	24.4
	3,000.3	1,694.4

[1]Financial liabilities include £2.0m (last year £2.2m) of other creditors which is excluded from the reconciliation of net debt in note 30.
[2]Relates to a fixed rate bond at a rate of 6.375% and is repayable in full on 7 November 2011.
[3]Relates to three separate bonds. Two are repayable in instalments. The gross amounts before finance costs are £60m and £131m respectively. The first is a floating rate bond which has been swapped into a fixed rate of 6.34%, amortised on a quarterly basis from 12 March 2002, with final payment due on 12 September 2015. The second is a floating rate bond which has been swapped into a fixed rate of 6.344%, amortised on a quarterly basis from 12 September 2015, with final payment due on 12 December 2026.
The gross amount of the remaining bond is £140m before finance costs. It relates to a fixed rate bond at a rate of 6.282% and is repayable in full on 12 December 2026.

21. Analysis of financial liabilities continued

C Borrowing facilities

At 30 March 2002, the Group had an undrawn committed facility of £425.0m (last year £425.0m) linked to its commercial paper programme and subject to annual review. The Group also has a number of undrawn uncommitted facilities available to it. At 30 March 2002 these amounted to £376.8m (last year £547.5m).

22. Provisions for liabilities and charges

	Post-retirement health benefits[1] £m	UK restructuring[2] £m	Overseas restructuring[3] £m	Deferred tax[4] £m	Group Total £m
At 1 April 2001	27.7	43.2	201.3	43.5	315.7
Prior year adjustment (see note 7)	–	–	–	79.6	79.6
At 1 April 2001 as restated	27.7	43.2	201.3	123.1	395.3
Provided in the period	–	7.0	–	–	7.0
Utilised during the period	(1.7)	(30.1)	(137.6)	–	(169.4)
Credited to the profit and loss account	–	–	–	(18.2)	(18.2)
Disposal of subsidiaries	–	–	–	1.5	1.5
Increase due to unwinding of discount	1.7	–	–	–	1.7
Released in the period	(2.4)	–	(10.0)	–	(12.4)
Exchange differences	–	–	(1.7)	–	(1.7)
At 30 March 2002	**25.3**	**20.1**	**52.0**	**106.4**	**203.8**

[1]The £25.3m provision for post-retirement health benefits represents the estimated value of the Group's subsidy of the Marks & Spencer Health Insurance Scheme, in so far as it relates to private medical benefits for retired employees and their dependants, for whom the Group meets the whole, or part, of the cost (see note 11B for further details).

[2]The provision for UK restructuring costs relates to the costs of restructuring the Group's UK operations. The majority of these costs are expected to be incurred during the next financial year with the exception of costs associated with the Early Retirement Plan which are anticipated to be incurred over the next eight years.

[3]The provision for Overseas restructuring costs primarily relates to further closure costs in respect of the discontinuation of the Group's operations in Continental Europe. The majority of which are expected to be incurred during the next financial year.

[4]The provision for deferred tax has been restated as at 1 April 2001 following the adoption of Financial Reporting Standard 19 'Accounting for deferred tax'. The deferred tax balance comprises the following:

	2002 £m	2001 £m
Accelerated capital allowances	**69.0**	79.6
Pension prepayment	**50.8**	48.8
Other short-term timing differences	**(13.4)**	(5.3)
	106.4	123.1

Deferred tax is not provided in respect of liabilities which might arise on the distribution of unappropriated profits of international subsidiaries.

23. Financial instruments and risk management

A Fair values of financial instruments

Set out below is a comparison of current and book values of all the Group's financial instruments by category. Where market prices are not available for a particular instrument, fair values have been calculated by discounting cash flows at prevailing interest rates and exchange rates.

Assets/(liabilities)	**2002 Book value £m**	**2002 Fair value £m**	2001 Book value £m	Group 2001 Fair value £m
Customer advances falling due in more than one year	**1,603.1**	**1,610.9**	1,630.1	1,646.2
Current asset investments[1]	**272.7**	**272.7**	260.0	255.5
Fixed asset investments[2]	**29.6**	**29.6**	38.5	38.5
Cash at bank and in hand[1]	**543.4**	**543.4**	154.4	154.4
Borrowings due within one year[1]	**(677.7)**	**(675.6)**	(1,044.1)	(1,039.6)
B Shares	**(276.0)**	**(276.0)**	–	–
Financial liabilities due after more than one year[1]	**(2,046.6)**	**(2,081.1)**	(650.3)	(694.7)
Interest rate swaps[3]	**–**	**16.9**	–	22.6
Forward foreign currency contracts[3]	**–**	**2.1**	–	(1.4)
FTSE 100 put options[4]	**0.4**	**1.3**	1.3	2.8

[1]Current asset investments and cash at bank are predominantly short-term deposits placed with banks, financial institutions and on money markets, and investments in short-term securities. Borrowings are at floating rates. Therefore, fair values closely approximate book values.

[2]Fixed asset investments comprise listed securities held by a subsidiary which are stated at market value.

[3]Interest rate swaps and forward foreign currency contracts have been marked to market to produce a fair value figure.

[4]FTSE 100 put options provide no loss guarantees on certain Unit Trust offers. The options are on a fully matched basis and are not traded. They have been marked to market to produce a fair value figure.

Notes to the financial statements

23. Financial instruments and risk management continued

B Hedges of future transactions

Unrecognised gains and losses on instruments used for hedging and those recognised in the period ended 30 March 2002 are as follows:

	2002			2001		
	Gains £m	Losses £m	Net total £m	Gains £m	Losses £m	Net total £m
Unrecognised gains/(losses) on hedges at beginning of the period	**55.9**	**(33.2)**	**22.7**	57.7	(39.2)	18.5
(Gains)/losses arising in previous years recognised in the period	**(6.2)**	**13.3**	**7.1**	(46.7)	20.2	(26.5)
Gains/(losses) in previous years not recognised in the period	**49.7**	**(19.9)**	**29.8**	11.0	(19.0)	(8.0)
Gains/(losses) arising in the period	**16.8**	**(26.7)**	**(9.9)**	44.9	(14.2)	30.7
Unrecognised gains/(losses) on hedges at end of the period	**66.5**	**(46.6)**	**19.9**	55.9	(33.2)	22.7
Of which:						
Gains/(losses) expected to be recognised within one year	**13.7**	**(15.6)**	**(1.9)**	6.2	(13.2)	(7.0)
Gains/(losses) expected to be recognised after one year	**52.8**	**(31.0)**	**21.8**	49.7	(20.0)	29.7

C Currency risk

The effect of currency exposures arising from the translation of overseas investments is mitigated by Group borrowings in local currencies as appropriate. Gains and losses arising on net investments in overseas subsidiaries are recognised in the consolidated statement of total recognised gains and losses.

After taking into account the effect of any hedging transactions that manage transactional currency exposures, no Group company had any material monetary assets or liabilities in currencies other than their functional currencies at the balance sheet date.

24. Called up share capital

The share capital of the Company and predecessor company is shown below:

	2002 £m	2001 £m
Authorised:		
3,200,000,000 ordinary shares of 25p each	**800.0**	800.0
3,200,000,000 non-equity B shares of 70p each (last year nil)	**2,240.0**	-
Allotted, called up and fully paid:		
2,306,951,943 ordinary shares of 25p each (last year 2,867,383,731)	**576.7**	716.9
394,203,429 non-equity B shares of 70p each (last year nil)	**276.0**	-
	852.7	716.9

The predecessor company was Marks and Spencer p.l.c. As explained in note 1, the Scheme of Arrangement whereby Marks and Spencer Group p.l.c. became the holding company of Marks and Spencer p.l.c. has been accounted for as a merger. The comparative figures for called up share capital are those of Marks and Spencer p.l.c.

24. Called up share capital continued

Changes in the period to authorised share capital

The Company was incorporated on 23 July 2001 with an authorised share capital of 100 ordinary shares of £1 each.

On 22 January 2002 the authorised share capital was increased to £10,080,050,000 by the creation of 50,000 redeemable preference shares of £1 each, 7,839,999,900 ordinary shares of £1 each and 3,200,000,000 B shares of 70p each. The authorised ordinary shares were then subdivided into ordinary shares of 1p each and the total issued and authorised ordinary share capital was consolidated into 3,200,000,000 ordinary shares of £2.45 each.

On 22 March 2002 the nominal value of ordinary shares was reduced from £2.45 each to 25p each in a Court approved capital reduction. The redeemable preference shares were removed from the authorised share capital of the Company following their redemption on 24 March 2002.

The holders of B shares are not entitled to receive notification of any general meeting of Marks and Spencer Group p.l.c., or to attend, speak or vote at any such meeting. B shares carry the right to a sub-LIBOR dividend paid on a semi-annual basis in priority to any dividend paid to the holders of ordinary shares. In the event of the winding up of Marks and Spencer Group p.l.c., the holders of B shares will be entitled to 70p in respect of each B share held, together with the relevant proportion of the dividend payable.

The B shares may be redeemed at six monthly intervals, the first redemption date having been 25 March 2002. At any time after 19 March 2005, or earlier, when the total number of B shares remaining in issue becomes less than 25% of the total number of B shares originally issued, Marks and Spencer Group p.l.c. may, on giving notice in writing to the holders of the B shares, redeem all, but not some, of the B shares in issue on that date. The redemption shall be on the basis of 70p per share.

Changes in the period to the issued share capital of Marks and Spencer p.l.c.

In the period from 1 April 2001 to 18 March 2002 2,449,658 ordinary shares having an aggregate nominal value of £0.6m were issued under the terms of the Group's share schemes which are described in note 11. The aggregate consideration received was £5.9m.

Of the 2,449,658 ordinary shares referred to above, 35,000 ordinary shares were subscribed for by the Marks and Spencer p.l.c. Qualifying Employee Share Ownership Trust (the 'QUEST') at a market value of £0.1m. Of the shares held by the QUEST, 2,558,578 were allocated to employees, including executive directors, in satisfaction of options exercised under the Marks and Spencer United Kingdom Employees' Save As You Earn Share Option Scheme. The Group received £2.5m (last year £nil) from the QUEST for this purpose. The income from this contribution was transferred by the Group directly to the profit and loss account reserve (see note 25). At 30 March 2002, 810,835 shares were held by the QUEST.

During the period, 21,446,162 ordinary shares having a nominal value of £5.4m were purchased by the Group for an aggregate consideration of £52.0m. These shares were then cancelled and the nominal value of the shares transferred to other reserves (see note 25).

On 18 March 2002, Marks and Spencer p.l.c. had 2,848,387,227 shares in issue, with an aggregate nominal value of £712.1m, which were transferred to Marks and Spencer Group p.l.c. as part of the Scheme of Arrangement.

Changes in the period to the issued share capital of Marks and Spencer Group p.l.c.

Two ordinary shares of £1 each were issued by the Company on incorporation on 23 July 2001.

On 22 January 2002 the existing issued ordinary shares were subdivided into ordinary shares of 1p each, a further 290 ordinary shares of 1p each were issued and then the total issued ordinary share capital was consolidated into 2 ordinary shares of £2.45 each. On the same day, 50,000 redeemable preference shares were issued at par.

On 19 March 2002, 2,305,837,279 ordinary shares of £2.45 each and 2,848,387,227 B Shares of 70p each, worth a total nominal value of £7,643,172,392 were issued in consideration for 100% of the issued ordinary share capital of Marks and Spencer p.l.c.

On 24 March 2002, all of the issued redeemable preference shares and the two ordinary shares issued on incorporation were redeemed at par and on 27 March 2002, 2,454,183,798 of the B shares were redeemed at par. The nominal value of the cancelled shares has been transferred to the capital redemption reserve (see note 25).

In the period from 19 March 2002 to 30 March 2002, 1,114,664 ordinary shares having an aggregate nominal value of £0.2m were issued under the terms of the Group's share schemes. The aggregate consideration received was £3.0m.

Notes to the financial statements

25. Shareholders' funds

Group

	Share capital		Share premium account £m	Capital redemption reserve £m	Revaluation reserve £m	Other reserve £m	Profit and loss account £m	Total £m
	Ordinary shares £m	Non-equity B shares £m						
At 1 April 2001 as previously reported	716.9	–	375.6	2.6	455.6	–	3,094.7	4,645.4
Prior year adjustment	–	–	–	–	–	–	(79.6)	(79.6)
Restatement on a proforma basis	–	–	(375.6)	(2.6)	–	378.2	–	–
At 1 April 2001 as restated	716.9	–	–	–	455.6	378.2	3,015.1	4,565.8
Shares issued prior to the capital restructure	0.6	–	–	–	–	5.3	–	5.9
Shares repurchased prior to the capital restructure	(5.4)	–	–	–	–	5.4	(52.0)	(52.0)
Capital restructure	4,937.2	1,993.9	–	–	–	(6,931.1)	–	–
Issue/redemption expenses	–	–	–	–	–	–	(9.3)	(9.3)
	5,649.3	1,993.9	–	–	455.6	(6,542.2)	2,953.8	4,510.4
Reduction of capital	(5,072.8)	–	–	–	–	–	5,072.8	–
Redemption of B shares	–	(1,717.9)	–	1,717.9	–	–	(1,717.9)	(1,717.9)
Shares issued after the capital restructure	0.2	–	2.8	–	–	–	–	3.0
Revaluation of investment properties	–	–	–	–	0.4	–	–	0.4
Share of joint venture's movement in revaluation reserve	–	–	–	–	0.1	–	–	0.1
Revaluation surplus realised on disposals	–	–	–	–	(67.2)	–	67.2	–
Revaluation element of depreciation charge	–	–	–	–	(1.6)	–	1.6	–
Goodwill reinstated in respect of sale of businesses	–	–	–	–	–	–	368.2	368.2
Amounts deducted in respect of shares issued to the QUEST	–	–	–	–	–	–	2.5	2.5
Exchange differences on foreign currency translation	–	–	–	–	–	–	0.1	0.1
Loss for the period	–	–	–	–	–	–	(85.9)	(85.9)
At 30 March 2002	**576.7**	**276.0**	**2.8**	**1,717.9**	**387.3**	**(6,542.2)**	**6,662.4**	**3,080.9**

Cumulative goodwill of £62.0m (last year £430.2m) arising on the acquisition of subsidiaries has been written off against the profit and loss account reserve. As permitted by FRS 10, this goodwill has not been reinstated in the balance sheet and remains written off to reserves.

Company

	Share capital		Share premium account £m	Capital redemption reserve £m	Profit and loss account £m	Total £m
	Ordinary shares £m	Non-equity B shares £m				
Shares issued on incorporation	–	–	–	–	–	–
Shares issued on acquisition of Marks and Spencer p.l.c.	5,649.3	1,993.9	–	–	–	7,643.2
Reduction of capital	(5,072.8)	–	–	–	5,072.8	–
Redemption of B shares	–	(1,717.9)	–	1,717.9	(1,717.9)	(1,717.9)
Issue/redemption expenses	–	–	–	–	(9.3)	(9.3)
Shares issued on exercise of share options	0.2	–	2.8	–	–	3.0
Profit for the period	–	–	–	–	0.3	0.3
At 30 March 2002	**576.7**	**276.0**	**2.8**	**1,717.9**	**3,345.9**	**5,919.3**

26. Reconciliation of movements in Group shareholders' funds

	Group 2002 £m	Group 2001 As restated £m
Profit/(loss) attributable to shareholders	**153.0**	(5.5)
Dividends	**(238.9)**	(258.3)
	(85.9)	(263.8)
Other recognised gains and losses relating to the year	**0.6**	11.6
New share capital subscribed	**8.9**	7.1
Issue/redemption expenses	**(9.3)**	–
Amounts added to profit and loss account reserve in respect of shares issued to the QUEST	**2.5**	–
Redemption of B shares	**(1,717.9)**	–
Purchase of own shares	**(52.0)**	(20.3)
Goodwill transferred to profit and loss account on sale/closure of businesses	**368.2**	(1.3)
Net reduction in shareholders' funds	**(1,484.9)**	(266.7)
Opening shareholders' funds as previously stated	**4,645.4**	4,905.3
Prior year adjustment (see note 7)	**(79.6)**	(72.8)
Opening shareholders' funds as restated	**4,565.8**	4,832.5
Closing shareholders' funds	**3,080.9**	4,565.8

27. Reconciliation of operating profit to net cash inflow from operating activities

	Group 2002 £m	Group 2001 £m
Operating profit	**643.8**	440.5
Exceptional operating charges (see note 5A)	**–**	26.5
Operating profit before exceptional charges	**643.8**	467.0
Utilisation of provision against European trading losses	**(42.5)**	–
Depreciation	**249.6**	275.9
Decrease in stocks	**66.2**	14.7
Decrease/(increase) in customer advances	**76.2**	(117.8)
(Increase)/decrease in other debtors	**(44.5)**	43.8
Increase in creditors	**174.9**	23.1
Net cash inflow before exceptional items	**1,123.7**	706.7
Exceptional operating cash outflow (see note 28A)	**(30.0)**	(30.3)
Net cash inflow from operating activities	**1,093.7**	676.4

Notes to the financial statements

28. Analysis of cash flows given in the cash flow statement

	Group	
	2002 £m	2001 £m
A Exceptional operating cash flows		
UK redundancy costs paid	**(30.0)**	(29.5)
European restructuring costs paid	**–**	(0.8)
Exceptional operating cash outflow	**(30.0)**	(30.3)
B Management of liquid resources		
(Increase)/decrease in cash deposits treated as liquid resources	**(16.3)**	135.5
Net sale/(purchase) of government securities	**19.6**	(67.5)
Net purchase of listed investments	**(36.8)**	(0.3)
Net (purchase)/sale of unlisted investments	**(0.3)**	2.0
Net sale of unlisted investments on sale of business	**4.7**	–
Net decrease in short-term deposits	**–**	194.0
Cash (outflow)/inflow from (increase)/decrease in liquid resources	**(29.1)**	263.7
C Financing		
(Decrease)/increase in bank loans, overdrafts and commercial paper treated as financing	**(268.6)**	76.0
Issue/(redemption) of medium term notes	**977.5**	(310.8)
Issue of securitised loan notes	**319.4**	–
Increase/(decrease) in other creditors treated as financing	**3.4**	(11.1)
Debt financing as shown in analysis of net debt (see note 30)	**1,031.7**	(245.9)
Purchase of own shares	**(52.0)**	(20.3)
Redemption of B shares	**(1,717.9)**	–
Issue/redemption expenses	**(9.3)**	–
Shares issued under employees' share schemes	**17.3**	0.8
Net cash outflow from decrease in financing	**(730.2)**	(265.4)

29. Sale/closure of operations

A Sale of Brooks Brothers

As described in note 5D, the disposal of Brooks Brothers was completed on 29 December 2001 for a consideration of £153.7m net of costs.

	£m
Net assets disposed of	162.2
Goodwill written back	368.2
Loss on disposal	(376.7)
Disposal proceeds (net of costs)	153.7
Less net cash included in net assets sold	(14.3)
Net cash flow from disposal	139.4

The business sold during the year contributed £71.6m to the Group's net operating cash flows.

B Closure of Continental European operations

The closure of Continental European operations resulted in a net cash inflow for the period of £122.2m, after taking into account proceeds from the sale of property and the costs of redundancy and other payments. £70.2m of proceeds relating to the sale of stores in France to Galeries Lafayette is in the form of deferred consideration and is not due to be received until March 2003.

The operations closed during the year generated a net operating cash outflow of £3.5m.

30. Analysis of net debt

	At 1 April 2001 £m	Cash flow £m	Exchange movement £m	At 30 March 2002 £m
Net cash:				
Cash at bank and in hand (see note 18C)	154.4	388.6	0.4	**543.4**
Less: deposits treated as liquid resources (see below)	(25.0)	(16.3)	–	**(41.3)**
	129.4	372.3	0.4	**502.1**
Bank loans, overdrafts and commercial paper (see note 21B)	(534.8)	269.0	0.4	**(265.4)**
Less: amounts treated as financing (see below)	471.7	(268.6)	(0.1)	**203.0**
	(63.1)	0.4	0.3	**(62.4)**
Net cash per cash flow statement	66.3	372.7	0.7	**439.7**
Liquid resources:				
Deposits included in cash (see above)	25.0	16.3	–	**41.3**
Current asset investments (see note 16)	260.0	12.8	(0.1)	**272.7**
Liquid resources per cash flow statement	285.0	29.1	(0.1)	**314.0**
Debt financing:				
Bank loans, overdrafts and commercial paper treated as financing (see above)	(471.7)	268.6	0.1	**(203.0)**
Medium term notes (see note 21B)	(1,085.1)	(977.5)	–	**(2,062.6)**
Securitised loan notes (see note 21B)	–	(319.4)	–	**(319.4)**
Other creditors (see note 21B)	(72.3)	(3.4)	–	**(75.7)**
Debt financing (see note 28C)	(1,629.1)	(1,031.7)	0.1	**(2,660.7)**
Net debt	(1,277.8)	(629.9)	0.7	**(1,907.0)**

31. Commitments and contingent liabilities

		Group
	2002 £m	2001 £m
A Commitments in respect of properties in the course of development	**19.3**	54.6

B Marks and Spencer (Ireland) Limited and its subsidiary Aprell Limited have availed themselves of the exemption provided for in S17 of the Companies (Amendment) Act 1986 (Ireland) in respect of the documents required to be annexed to their annual returns.

C Other material contracts:
In the event of a material change in the trading arrangements with certain warehouse operators, the Group has a commitment to purchase fixed assets, at values ranging from historical net book value to market value, which are currently owned and operated by them on the Group's behalf.

D Commitments under operating leases:
At 30 March 2002 the Group had annual commitments under operating leases as follows:

	2002		2001	
	Land & buildings £m	**Other £m**	Land & buildings £m	Other £m
Expiring within one year	**5.2**	**0.6**	4.5	1.4
Expiring in the second to fifth years inclusive	**11.0**	**2.4**	29.2	1.8
Expiring in more than five years	**75.9**	**–**	87.4	–
	92.1	**3.0**	121.1	3.2

32. Foreign exchange rates

The principal foreign exchange rates used in the financial statements are as follows (local currency equivalent of £1):

	Sales average rate		Profit average rate		Balance sheet rate	
	2002	2001	**2002**	2001	**2002**	2001
Euro	**1.62**	1.63	**1.63**	1.62	**1.63**	1.62
US dollar	**1.43**	1.48	**1.43**	1.47	**1.42**	1.43
Hong Kong dollar	**11.17**	11.54	**11.11**	11.59	**11.10**	11.11
Japanese yen	**175.88**	163.67	**175.71**	163.54	**188.41**	178.50

33. Related party transactions

There were no material transactions with related parties as defined by FRS 8, 'Related Party Transactions'.

Group financial record

	2002 £m 52 weeks	2001 £m 52 weeks	2000 £m 53 weeks	1999 £m 52 weeks	1998 £m 52 weeks
Profit and loss account[1,2]					
Turnover:					
Continuing operations					
General	**3,848.1**	3,740.7	3,985.4	4,151.8	4,286.6
Foods	**3,420.5**	3,238.8	3,133.6	3,030.5	3,001.8
Retailing	**7,268.6**	6,979.5	7,119.0	7,182.3	7,288.4
Financial Services	**350.8**	363.1	364.6	348.6	274.8
Total continuing operations	**7,619.4**	7,342.6	7,483.6	7,530.9	7,563.2
Discontinued operations	**516.0**	733.1	711.9	693.1	680.1
Total turnover (excluding sales taxes)	**8,135.4**	8,075.7	8,195.5	8,224.0	8,243.3
Operating profit					
Continuing operations					
United Kingdom	**589.4**	404.6	472.7	565.1	1,014.1
Overseas	**33.3**	41.9	24.0	14.5	54.5
Excess interest charged to cost of sales of Financial Services	**6.4**	7.9	–	25.5	22.7
	629.1	454.4	496.7	605.1	1,091.3
Discontinued operations	**14.7**	(13.9)	(25.7)	(93.1)	12.4
Total operating profit	**643.8**	440.5	471.0	512.0	1,103.7
Analysed as:					
Before exceptional operating (charges)/income	**643.8**	467.0	543.0	600.5	1,050.5
Exceptional operating (charges)/income	**–**	(26.5)	(72.0)	(88.5)	53.2
Retailing					
Continuing	**538.5**	350.2	380.8	468.9	979.3
Discontinued	**14.7**	(13.9)	(25.7)	(93.1)	12.3
Financial Services	**84.2**	96.3	115.9	110.7	89.4
Excess interest charged to cost of sales of Financial Services	**6.4**	7.9	–	25.5	22.7
Provision for loss on operations to be discontinued	**–**	(224.0)	–	–	–
Loss on closure of businesses	**(366.7)**	(1.7)	(45.4)	–	–
Profit/(loss) on disposal of property and other fixed assets	**41.2**	(83.2)	(22.3)	6.2	(2.8)
Net interest income	**17.6**	13.9	14.2	27.9	54.1
Profit before taxation	**335.9**	145.5	417.5	546.1	1,155.0
Taxation on ordinary activities	**(182.5)**	(149.5)	(140.4)	(175.7)	(333.3)
Minority interests	**(0.4)**	(1.5)	(0.6)	2.1	(0.4)
Profit attributable to shareholders	**153.0**	(5.5)	276.5	372.5	821.3
Dividends	**(238.9)**	(258.3)	(258.6)	(413.3)	(409.1)
(Loss)/profit for the period	**(85.9)**	(263.8)	17.9	(40.8)	412.2
Balance sheet[1,2]					
Intangible fixed assets	**–**	–	1.3	–	–
Tangible fixed assets	**3,381.2**	4,118.9	4,242.1	4,387.5	3,964.8
Fixed asset investments	**50.3**	58.3	55.0	61.2	69.7
Current assets	**3,760.7**	3,516.2	3,717.1	3,355.9	3,401.5
Total assets	**7,192.2**	7,693.4	8,015.5	7,804.6	7,436.0
Creditors due within one year	**(1,750.8)**	(1,981.6)	(2,162.8)	(2,029.8)	(2,345.0)
Total assets less current liabilities	**5,441.4**	5,711.8	5,852.7	5,774.8	5,091.0
Creditors due after more than one year	**(2,156.3)**	(735.1)	(804.3)	(772.6)	(187.2)
Provisions for liabilities and charges	**(203.8)**	(395.3)	(199.4)	(195.6)	(122.0)
Net assets	**3,081.3**	4,581.4	4,849.0	4,806.6	4,781.8

[1]Restated for 1998 for the change in accounting policy relating to the depreciation of fit out.
[2]Restated for 2001 and prior years for the change in accounting policy for deferred taxation.

		2002 £m 52 weeks	2001 £m 52 weeks	2000 £m 53 weeks	1999 £m 52 weeks	1998 £m 52 weeks
Cash flow						
Net cash inflow from operating activities		**1,093.7**	676.4	641.5	472.3	967.7
Returns on investments and servicing of finance		**36.8**	12.6	15.2	29.0	56.1
Taxation		**(179.4)**	(164.6)	(145.7)	(345.9)	(342.3)
Capital expenditure and financial investment		**176.0**	(258.2)	(167.0)	(628.1)	(788.3)
Acquisitions and disposals		**261.6**	5.9	(21.1)	1.0	2.6
Equity dividends paid		**(256.7)**	(258.6)	(413.5)	(412.6)	(325.8)
Cash inflow/(outflow) before management of liquid resources and financing		**1,132.0**	13.5	(90.6)	(884.3)	(430.0)
Management of liquid resources		**(29.1)**	263.7	(162.5)	180.6	226.6
Financing		**(730.2)**	(265.4)	260.3	505.0	307.4
Increase/(decrease) in cash		**372.7**	11.8	7.2	(198.7)	104.0
Increase in net debt defined by FRS 1		**629.2**	26.4	69.8	862.3	380.8
Key performance measures[2]						
Gross margin[1,3]	Gross profit / Turnover	**35.8%**	34.3%	31.8%	31.1%	33.3%
Net margin[1,3]	Operating profit / Turnover	**8.3%**	6.2%	6.6%	8.0%	14.4%
Net margin excluding exceptional items[1,3]		**8.3%**	6.5%	7.5%	8.4%	13.7%
Profitability[1]	Profit before tax / Turnover	**9.0%**	5.2%	6.3%	8.6%	15.4%
Profitability excluding exceptional items[1]		**8.5%**	6.7%	7.3%	8.8%	14.7%
Earnings per share[4] (Defined by FRS 14)	Standard earnings / Weighted average ordinary shares in issue	**5.4p**	(0.2)p	9.6p	13.0p	28.8p
Earnings per share adjusted for exceptional items		**16.3p**	11.2p	13.8p	15.6p	27.6p
Dividend per share		**9.5p**	9.0p	9.0p	14.4p	14.3p
Dividend cover[4,5]	Profit attributable to shareholders / Dividends	**2.2x**	n/a	1.1x	0.9x	2.0x
Return on equity[4,5]	Profit after tax and minority interests / Average shareholders' funds	**11.1%**	(0.1)%	5.7%	7.8%	18.3%
Retail gearing	Retail debt / Retail debt+retail shareholders funds	**27.0%**	n/a	n/a	n/a	n/a
Capital expenditure		**£290.5m**	£255.7m	£450.6m	£683.1m	£750.2m

[1] *Based on results from continuing operations only.*
[2] Restated for 1998 for the change in accounting policy relating to the depreciation of fit out.
[3] Based on segmental results.
[4] Restated for 2001 and prior years for the change in accounting policy for deferred taxation.
[5] Stated before goodwill written off of £368.2m in 2002. Dividend cover and return on equity are 0.6 times and 3.3% respectively after writing off of goodwill.

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

(82) **88(2)**

02 DEC 30 AM 8:21

Return of Allotment of Shares

CHFP083

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	755	1,613	1,224
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	156p	223p	324p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE 0136 16/11/02

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotte	
Name MRS LINDA PATRICIA FOGDEN Address RYDENCROFT PRESTON NEW ROAD NEWTON WITH SCALES PRESTON UK Postcode PR4 3RE	Class of shares allotted Ordinary	Number allotted 1224
Name MS.NUALA ORCHIN Address 4E MAHEE CLOSE BELVOIR BELFAST UK Postcode BT8 7EP	Class of shares allotted Ordinary	Number allotted 419
Name MISS STEPHANIE THIERS Address 63 HEADSTONE ROAD HARROW MIDDLESEX UK Postcode HA1 1PQ	Class of shares allotted Ordinary	Number allotted 652
Name MISS LYNN KATHLEEN BRADLEY Address 53 BRACADALE DRIVE STOCKPORT CHESHIRE UK Postcode SK3 8RS	Class of shares allotted Ordinary	Number allotted 1297
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3,592

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 14/11/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

(83)

88(2)

02 DEC 30 AM 8:21

Return of Allotment of Share

CHFP083

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	102,604	43,084	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	215p	256p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 0319 12/11/02

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name CAZENOVE NOMINEES LIMITED (MARGARET DUNBAR)	Class of shares allotted	Number allotted
Address 12 TOKENHOUSE YARD	Ordinary	145,688
LONDON DESIG: ESOS CREST ID 142CN		
UK Postcode EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	145,688
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ______________ **Date** ______________

A director / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

FSP P/L 55692 Tel: 01992 833202

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

(84)

88(2)

02 DEC 30 AM 8:21

Return of Allotment of Share

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

D... or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	11	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	83,720		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	215p		

L . the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

A05
COMPANIES HOUSE 12/11/02

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name CAZENOVE NOMINEES LIMITED (PAUL NURSAW) Address 12 TOKENHOUSE YARD LONDON DESIG: ESOS CREST ID: 142CN UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 83,720
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 83,720

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ____________________ **Date** ____________________

A director / secretary / administrator / ~~administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the *person Companies House should* contact if there is any query.

FSP-B/LS5728 Tel: 01903 833393

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

85

88(2)

02 DEC 30 AM 8:21

Return of Allotment of Shares

CHFP083

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From Day	From Month	From Year	To Day	To Month	To Year
	31	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	36,313		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	358p		

L... the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name CAZENOVE NOMINEES LIMITED (CHRISTOPHER PAVELIN) Address 12 TOKENHOUSE YARD LONDON DESIG: ESOS CREST ID: 142CN UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 36,313
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 36,313

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date

A director / secretary / administrator / ~~administrative receiver~~ / receiver manager / receiver — *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the *person Companies House should* contact if there is any query.

ESP-B/LS5721 Tel: 01903 833393

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

4 (86) **88(2)**

02 DEC 30 AM

Return of Allotment of Shares

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	18	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,889	2,510	770
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	156p	223p	250p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A05
COMPANIES HOUSE 12/11/02

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MR DAVID FOWLER Address 26 CHURCH STREET CHESHAM BUCKS UK Postcode HP5 1HU	Class of shares allotted Ordinary	Number allotted 2439
Name MS IRENE LORRAINE HOMER Address 2 KITBRIDGE ROAD NEWPORT ISLE OF WIGHT UK Postcode PO30 5RF	Class of shares allotted Ordinary	Number allotted 326
Name MRS AMANDA JONES Address HOMESIDE COTTAGE 46 WINDMILL ROAD MORTIMER READING BERKSHIRE UK Postcode RG7 3RN	Class of shares allotted ORDINARY	Number allotted 1852
Name MR STEVEN JOHN WILLIAMS Address SOMERFIELD COVENTRY ROAD PAILTON RUGBY WARWICKSHIRE UK Postcode CV2 0QD	Class of shares allotted ORDINARY	Number allotted 552
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,169

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date**

A director / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

(87)

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number	4256886
Company Name in full	Marks and Spencer Group p.l.c.

02 DEC 30 AM 11:52

	Day	Month	Year
Date of termination of appointment	0 4	0 9	2 0 0 2

as director X as secretary

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title	MR	*Honours etc	
Forename(s)	ANTHONY		
Surname	BALL		

	Day	Month	Year
†Date of Birth	1 8	1 2	1 9 5 5

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate

Signed [signature] **Date** 5/11/02

(** serving ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MS E M HINDS, MICHAEL HOUSE, BAKER STREET, LONDON, W1U 8EP

Tel 020 7268 4547

DX number 41728 DX exchange MARYLEBONE 2

COMPANIES HOUSE U496 08/11/02

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

02 DEC 30 AM 8:02

(88) **88(2)**

Return of Allotment of Shares

CHFP083

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	69,766		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	215p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

A07
COMPANIES HOUSE 05/11/02

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Address 12 Tokenhouse Yard, London Desig: ESOS Part. ID: 142CN Holder: Martyn Osborne UK Postcode EC2 7AN	Ordinary	69,766
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	69,766

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______ **Date** ______

A director / secretary / administrator / ~~administrative receiver / receiver~~ manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-B/KT5629 Tel: 01903 833436

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

02 DEC 30 AM 8:32

(89) 88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 4256886

Company name in full: Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7194		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	278p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

A02
COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name CAZENOVE NOMINEES LIMITED Desig:ESOS/Part ID:142CN	Class of shares allotted	Number allotted
Address 12 TOKENHOUSE YARD LONDON (**Mark Bauwens**) UK Postcode EC2R 7AN	Ordinary	7,194
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	TOTAL	7,194

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______ Date 24/10/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-B/DW5671 Tel: 01903 833393

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

(90)

88(2)

02 DEC 30 AM 8:32

Return of Allotment of Shares

CHFP083

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	04	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,174	5,671	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	156p	223p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name MS SHEILA STEVENS Address 143 GREGORY CRESCENT ELTHAM UK Postcode SE9 5RU	ORDINARY	771
Name MRS.JUDITH HUGHES Address 8 SUMMER WALK MARKYATE ST ALBANS HERTS UK Postcode AL3 8NF	ORDINARY	3,139
Name MISS LINDA KATHLEEN WARD Address C/O 25 TEMPLE ROAD WINDSOR BERKSHIRE UK Postcode SL4 1HP	ORDINARY	3935
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	7,845

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 24-OCT-02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-EXB/LS5647 Tel: 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

91

88(2)

02 DEC 30 AM 8:

Return of Allotment of Shares

CHFP083

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	17	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	20,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	215p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove nominees limited-re Mr Richard Parker Address 12 Tokenhouse Yard London Part ID: 142CN Desig: ESOS UK Postcode EC R 7 A N	Class of shares allotted Ordinary	Number allotted 20,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 20,000

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 24 - OCT - 02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/B/CD5667/3436 Tel: 01903 833436

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

(92) **88(2)**

Return of Allotment of Shares

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	14	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18,534		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	215p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Address 12 Tokenhouse Yard, London Desig: ESOS Part.ID: 142CN Holder: Howard Rolfe UK Postcode EC2R 7AN	Ordinary	18,534
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	18,534

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________ **Date** 21-10-02

A director / secretary / administrator / ~~administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-B/KT5653 Tel: 01903 833436

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

(93)

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	20	09	2002
To			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	97	11,691	800
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	156p	223p	250p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 12,588

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** ______________________

A director / secretary / administrator / ~~administrative receiver~~ / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LEASE COMPLETE IN
YPESCRIPT OR IN
BOLD BLACK CAPITALS

(94)

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	09	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,553	6,567	440
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	156p	223p	250p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 17/10/02

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________ **Date** ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	09	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,017		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	324p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 12,577

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______ **Date** ______

A director / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

02 DEC 30 AM 8:32

(95)

88(2)

Return of Allotment of Shares

CHFP083

1 OF 2

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	01	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,167	200	598
Nominal value of each share	25p	25P	25P
Amount (if any) paid or due on each share *(including any share premium)*	223p	250p	324p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allotte	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ____________________ **Date** ____________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-B/LS5613 Tel: 01903 833393

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

5

Return of Allotment of Shares

CHFP083

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From	To
Day	01	
Month	10	
Year	2002	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	439		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	330p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MRS SUSAN MARY FARROW Address 14 GLENFIELD AVENUE FELIXSTOWE SUFFOLK UK Postcode I P 1 1 9 J G	Class of shares allotted ORDINARY	Number allotted 738
Name MR NEIL JOHN GODDARD Address 19 OSBORNE ROAD LEYTON LONDON UK Postcode E 1 0 5 Q W	Class of shares allotted ORDINARY	Number allotted 299
Name MR RICHARD FAWDRY Address 36A GRIMSDELLS LANE AMERSHAM BUCKINGHAMSHIRE UK Postcode H P 6 6 H H	Class of shares allotted ORDINARY	Number allotted 3,367
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4,404

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______ **Date** ______

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP-B/LS5613 Tel: 01903 833393

0

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

96

88(2)

02 DEC 30 AM 8:32

Return of Allotment of Shares

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	06	09	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,422		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	322p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
for companies registered in Scotland

C

COMPANIES HOUSE

U237
03/10/02

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotte	
Name MRS.JULIA MYERS Address 3 LUFFNESS DRIVE SOUTH SHEILDS TYNE AND WEAR UK Postcode NE3 4 8AJ	Class of shares allotted Ordinary	Number allotted 2,422
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 2,422

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** ______________________

A director / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

97

88(2)

02 DEC 30 ... 8:32

Return of Allotment of Share

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

D or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From: Day	Month	Year	To: Day	Month	Year
	30	08	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,296	697	180
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	156p	223p	324p

L the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE 25/09/02

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotte	
Name MR TERRY A NEWBORN Address 2 RICHMONDFIELD AVENUE BARWICK IN ELMET LEEDS UK Postcode LS15 4ET	Class of shares allotted ORDINARY	Number allotted 1,993
Name MRS CLARE HALL Address 12 SOUTHGATE CRESCENT CLOWNE CHESTERFIELD DERBYSHIRE UK Postcode S43 4AL	Class of shares allotted ORDINARY	Number allotted 180
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,173

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ Date ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/5506 Tel 01903 833393

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

(98)

88(2)

Return of Allotment of Share

CHFPO83 2 OF 2

Company Number	4256886
Company name in full	Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	08	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	366	438	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	324p	330p	

L. the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A39
COMPANIES HOUSE 20/09/02

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTATCHED LIST Address: UK Postcode	Class of shares allotted ORDINARY	Number allotted 2,284
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,284

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ____________________ **Date** ____________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/VT5477 Tel 01903 833147

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFPO83 1 OF 1

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	23	08	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	393	1,023	64
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	156p	223p	250p

L... the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______________ **Date** ______________

A director / secretary / administrator / administrative ~~receiver / receiver~~ manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/VT5477 Tel 01903 833147

DX number DX exchange

MARKS & SPENCER GROUP plc

Shareholder details	Shares allotted	
Mr.Neil Applebee 2 Howard Drive Ackworth Pontefract West Yorkshire WF7 7RB	1,202	
Ms.Pamela Bebb 45 Highland Road Nazeing Essex EN9 PT	251	
Mrs.Alma Patricia Anne Lippett 61 Westminster Drive Bognor Regis Sussex PO21 3RE	153	
Miss.Donna Lloyd 19 Shetland House Pioneer Way Watford Herts WD7 8SF	240	
Ms.Rhona Parsons 7 Winspitt Close Hamworthy Poole Dorset BH15 4HX	438	
TOTAL	2,284	**23rd August 02**

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

(99)

88(2)

Return of Allotment of Share

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	09	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	223,254	38,401	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	215p	341p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

COMPANIES HOUSE 20/09/02

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name CAZENOVE NOMINEES LIMITED (David Towell)	Class of shares allotted	Number allotted
Address 12 TOKENHOUSE YARD	ORDINARY	261,655
LONDON RE. DAVID TOWELL.		
DESIG: ESOS CREST ID: 142CN		
UK Postcode EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	261,655
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date**

A director / secretary / administrator / ~~administrative receiver / receiver~~ manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP/EXB/5525 Tel 01903 833393

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

(100)

88(2)

Return of Allotment of Share

CHFPO83

Company Number 4256886

Company name in full Marks & Spencer Group p.l.c.

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	08	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,930		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	215p		

L... the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE 0330 20/09/02

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Desig; ESOS Re – Nigel Richardson Part ID 142CN Address 12 Tokenhouse Yard London RE NIGEL RICHARDSON UK Postcode E C 2 R 7 A N	Class of shares allotted ORDINARY	Number allotted 9,930
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 9,930

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ____________ **Date** ____________

A director / secretary / administrator / ~~administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

ESP/EXB/JS 5482 Tel 01903 833147

DX number DX exchange